GDH 廣南(集團)有限公司
香港皇后大道東24-32號金鐘匯中心22樓
GUANGNAN (HOLDINGS) LIMITED
22/F. Tesbury Centre, No. 24-32, Queen's Road East, H.K.
Tel: (852) 2828 3938 Fax: (852) 2583 9288

19 October 2006

By Courier

82-04725
Exemption No. ~~82-5425~~

PROCESSED
NOV 03 2006
THOMSON
FINANCIAL

SUPPL

The U.S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3099
Office of International C
Mail Stop 3-7
Washington D. C. 2054S
U.S.A.


06018011


SEC MAIL
RECEIVED
PROCESSING
OCT 3 0 2006
WASH. D.C.
185
SECTION

Dear Sirs,

Re: Guangnan (Holdings) Limited
12g3-2(b) Exemption No. ~~82-5425~~

In relation to Guangnan (Holdings) Limited, a company incorporated in Hong Kong, please find furnished herewith the below documents from August 2005 to September 2006 pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 :

(1) Press Announcements:

- Announcement of Interim Results for the 6 months ended 30 June 2006	15 September 2006
- Announcement of Change of Non-executive Directors	08 August 2006
- Annual General Meeting Poll Voting Results	09 June 2006
- Notice of 2006 Annual General Meeting	03 May 2006
- Announcement of 2005 Results	19 April 2006
- Notice in the Matter of S59 of the Companies Ordinance	23 December 2005
- Announcement of Capital Reorganisation	12 December 2005
- Notice in the Matter of S59 of the Companies Ordinance	28 November 2005
- Announcement of Interim Results for the 6 months 30 June 2005	20 September 2005
- Announcement of Change of Registered Office	26 August 2005
- Announcement of Result of the Extraordinary Annual Meeting	12 August 2005

(2) Notice Pursuant to Securities and Futures Ordinance

(a) ***Director Notice – Form 3A***

- Liang Jiang:13 March 2006, 19 December 2005, 20 October 2005 and 20 July 2005

- Tan Yunbiao: 13 March 2006 and 19 December 2005

LETTER/USSEC/Ltr200206


GDH

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)
(Stock Code: 1203)

CAPITAL REORGANISATION

Steps One to Four of the Capital Reorganisation of the Company were confirmed by the High Court on Wednesday, 7th December, 2005. Accordingly, Steps One to Four of the Capital Reorganisation were effective on Thursday, 8th December, 2005. Step Five of the Capital Reorganisation will become effective on Monday, 19th December, 2005.

The first day for free exchange of certificates for the Existing Shares for new certificates for the New Shares will be on Monday, 19th December, 2005, and the latest time for such free exchange will be at 4:00 p.m. on Wednesday, 1st February, 2006.

Reference is made to the circular of the Company dated 15th July, 2005 (the "Circular") and the announcements of the Company dated 23rd June, 2005 and 12th August, 2005 respectively. Terms defined in the Circular have the same meanings when used in this announcement, unless the context otherwise requires.

PETITION

The Directors are pleased to announce that the petition for the confirmation of the reduction of capital of the Company, the cancellation of the credit standing in the share premium account and capital redemption reserve, and the application of capital reserve of the Company (which are referred to as Steps One to Four of the Capital Reorganisation in the Circular) was heard on Wednesday, 7th December, 2005 at 9:30 a.m., at which the High Court confirmed as follows:—

(i) the entire amount standing to the credit of the share premium account of the Company in the amount of approximately HK$1,747.098 million be eliminated;

(ii) the entire amount standing to the credit of the capital redemption reserve of the Company in the amount of approximately HK$0.971 million be eliminated;

(iii) the authorised share capital of the Company be reduced from HK$1,500,000,000.00 divided into 15,000,000,000 shares of nominal value of HK$0.10 each ("Existing Shares") to HK$750,000,000.00 divided into 15,000,000,000 shares of nominal value of HK$0.05 each ("Reduced Shares");

(iv) the issued share capital of the Company be reduced from HK$901,583,285.90 divided into 9,015,832,859 Existing Shares to HK$450,791,642.95 divided into 9,015,832,859 Reduced Shares; and

(v) immediately after such reduction of capital, the authorised share capital of the Company will be restored to the original amount of HK$1,500,000,000.00 by the creation of 15,000,000,000 unissued Reduced Shares.

The application of the capital reserve of the Company in the amount of approximately HK$48.157 million was also confirmed.

The purpose of Steps One to Four is to write off the entire amount of accumulated losses recorded by the Company as at 31st December, 2004 in the aggregate amount of approximately HK$2,139.578 million.

A copy of the order on petition and the minute containing the particulars required under Section 61 of the Companies Ordinance were submitted to the Registrar of Companies and duly registered.

Accordingly, Steps One to Four of the Capital Reorganisation were effective on Thursday, 8th December, 2005. Step Five of the Capital Reorganisation, which will involve the consolidation of every ten issued and unissued Reduced Shares into one new share of nominal value of HK$0.50 each ("New Shares"), will become effective on Monday, 19th December, 2005.

ODD LOT ARRANGEMENT AND MATCHING SERVICES

As stated in the Circular, the existing board lot of 2,000 shares for trading on the Stock Exchange will remain unchanged.

In order to facilitate the trading of odd lots of the New Shares as a result of the Capital Reorganisation, the Company has appointed Kingsway Financial Services Group Limited of 5th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong as the agent to match, on a "best effort" basis, the sale and purchase of odd lots of the New Shares. The matching services will take place during the period from Monday, 19th December, 2005 up to and including Thursday, 26th January, 2006. Such arrangement is made in order to facilitate those Shareholders who wish to dispose of or top up their odd lots of New Shares. Shareholders who wish to take advantage of this facility should contact Mr. Aman Cheung or Mr. Arthur Leung of Kingsway Financial Services Group Limited (Tel. (852) 2877 1830) during the period. Shareholders should note that the matching of the sale and purchase of odd lots of New Shares is not guaranteed.

As stated in the Circular, fractions of New Shares will not be issued. Fractional entitlements will be aggregated and sold for the benefit of the Company.

Shareholders are recommended to consult their own licensed securities dealers, bank managers, solicitors, professional accountants or other professional advisers if they are in any doubt about the facility described above.

FREE EXCHANGE OF CERTIFICATES FOR THE NEW SHARES AND PARALLEL TRADING ARRANGEMENT

Upon the Capital Reorganisation becoming effective, all certificates for any number of Existing Shares, which are pink in colour, will be deemed to be certificates for the New Shares to the extent as effective documents of title on the basis of every ten Existing Shares for one New Share. Dealings in the New Shares will commence on Monday, 19th December, 2005. Parallel trading arrangement for the New Shares in the form of new certificates, which will be green in colour, and in the form of existing certificates for the Existing Shares will be established with the Stock Exchange. Parallel trading will commence on Thursday, 5th January, 2006 and continue until Thursday, 26th January, 2006, both days inclusive, in the following manner:—

(i) With effect from 9:30 a.m. on Monday, 19th December, 2005, a temporary counter for trading in the New Shares, represented by existing pink colour certificates in board lots of 200 New Shares each, will be established. All existing certificates for the Existing Shares will be valid for settlement and delivery for trading transacted at this counter on the basis of every ten Existing Shares representing one New Share. The original counter for trading in the Existing Shares in board lots of 2,000 each will be temporarily closed with effect from 9:30 a.m. on Monday, 19th December, 2005.

(ii) With effect from 9:30 a.m. on Thursday, 5th January, 2006, the original counter will be re-opened and will become a counter for trading in the New Shares solely in board lots of 2,000 New Shares each. Only green coloured certificates for the New Shares can be traded at this counter.

The temporary counter for trading in the New Shares in board lots of 200 New Shares each as represented by existing certificates for the Existing Shares will be closed after 4:00 p.m. on Thursday, 26th January, 2006. Thereafter, trading will only be in the form of green coloured certificates for the New Shares in board lots of 2,000 each. The existing certificates for the Existing Shares will then cease to be marketable and not be acceptable for delivery and settlement purposes, but will remain effective as documents of title on the basis of every ten Existing Shares for one New Share.

Shareholders may from Monday, 19th December, 2005 to Wednesday, 1st February, 2006, both days inclusive, send their existing certificates for the Existing Shares to Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong (the "Registrar") in exchange, at the expense of the Company, for new certificates for the New Shares. During this period, it is expected that the new certificates will be available for collection within ten business days (other than Saturdays) after the submission of the existing certificates to the Registrar.

Thereafter, certificates for the Existing Shares will be accepted for exchange only on payment of a fee of HK$2.50 (or such higher amount as may from time to time be allowed by the Stock Exchange) for each certificate for the Existing Shares cancelled or for each certificate issued for the New Shares, whichever number of certificates cancelled or issued is higher. Nevertheless, existing certificates for the Existing Shares will continue to be good evidence of legal title and may be exchanged for certificates for the New Shares at any time.

LISTING, DEALINGS AND TRADING ARRANGEMENT FOR THE NEW SHARES

Application to the Stock Exchange for the granting of the approval of the listing of, and permission to deal in, the New Shares in issue upon the Capital Reorganisation becoming effective has been made.

Subject to the granting of the listing of, and permission to deal in, the New Shares on the Stock Exchange, the New Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS, with effect from the day on which dealings in the New Shares on the Stock Exchange commence (or such other date as maybe determined by HKSCC). Settlement of transactions between participants of the Stock Exchange on any trading day is required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

For those persons whose interests are currently held through CCASS, dealings in the New Shares are expected to be capable of settlement through CCASS with effect from the day on which dealings in the New Shares on the Stock Exchange commence, without any need on their part to deposit new share certificates in respect of the New Shares with HKSCC.

TIMETABLE

A summary of the timetable for odd lot arrangement and matching services, free exchange of certificates for New Shares and parallel trading arrangement, listing, dealings and trading arrangement for New Shares is set out as follows:—

Effective date of Step Five	Monday, 19th December, 2005
Original counter for trading in Existing Shares in the form of existing share certificates in board lots of 2,000 Existing Shares temporarily closes	9:30 a.m. on Monday, 19th December, 2005
Temporary counter for trading in New Shares in the form of existing share certificates in board lots of 200 New Shares opens	9:30 a.m. on Monday, 19th December, 2005
Free exchange of existing share certificates for new share certificates commences	9:30 a.m. on Monday, 19th December, 2005
Matching service for sale and purchase of odd lots of New Shares commences	9:30 a.m. on Monday, 19th December, 2005
Original counter for trading in New Shares in the form of new share certificates in board lots of 2,000 New Shares reopens	9:30 a.m. on Thursday, 5th January, 2006
Parallel trading in New Shares in the form of existing share certificates and new share certificates commences	9:30 a.m. on Thursday, 5th January, 2006
Parallel trading in New Shares in the form of existing share certificates and new share certificates ends	4:00 p.m. on Thursday, 26th January, 2006
Temporary counter for trading in New Shares in the form of existing share certificates in board lots of 200 New Shares closes	4:00 p.m. on Thursday, 26th January, 2006
Matching service for odd lots ends	4:00 p.m. on Thursday, 26th January, 2006
Free exchange of existing share certificates for new share certificates ends	4:00 p.m. on Wednesday, 1st February, 2006

DIRECTORS

As at the date of this announcement, the Directors are:—

Executive Directors:
Mr. Liang Jiang (Chairman), Mr. Tan Yunbiao, Mr. Tsang Hon Nam

Non-executive Directors:
Mr. Zhao Leili, Mr. Luo Fanyu, Miss Liang Jianqin

Independent Non-executive Directors:
Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria, Mr. Li Kar Keung, Caspar

Guangnan (Holdings) Limited
Liang Jiang
Chairman

Hong Kong, 12th December, 2005



GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 1203)

ANNOUNCEMENT OF 2005 RESULTS

- Turnover of the Group for the fiscal year 2005 was HK$921,217,000, representing an increase of HK$239,342,000 or 35.1% as compared to 2004.
- The profit attributable to equity shareholders of the Company was HK$175,759,000, representing a 19.9% increase as compared to 2004.
- Basic earnings per share is 19.5 HK cents (2004 (restated): 16.3 HK cents)
- The Directors recommend the payment of a final dividend of 1.5 HK cents per share for the year ended 31 December 2005 (2004: *Nil*)

RESULTS

The board of directors (the "Directors") of Guangnan (Holdings) Limited (the "Company"), is pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31 December 2005, which have been reviewed by the Company's Audit Committee.

Consolidated Profit and Loss Account for the year ended 31 December 2005

	Note	2005 HK$'000	2004 (restated) HK$'000
Continuing operations			
Turnover	3	921,217	681,875
Cost of sales		(798,270)	(565,521)
Gross profit		122,947	116,354
Net valuation gains on investment properties		20,497	14,287
Other revenue	4	11,939	13,531
Other net income	5	3,316	219
Distribution costs		(15,010)	(12,116)
Administrative expenses		(42,367)	(41,037)
Other operating expenses		(456)	(1,672)
Profit from operations		100,866	89,566
Non-operating income	7	59,746	76,306
Finance costs	8(a)	(396)	(547)
Share of profits less losses of associates		20,315	25,477
Profit before taxation	8	180,531	190,802
Income tax	9	(736)	(28,536)
Profit for the year from continuing operations		179,795	162,266
Discontinued operations	6		
Loss for the year from discontinued operations		—	(9,674)
Profit for the year		179,795	152,592
Attributable to:			
Equity shareholders of the Company		175,759	146,616
Minority interests		4,036	5,976
Profit for the year		179,795	152,592
Dividend payable to equity shareholders of the Company attributable to the year:	10		
Final dividend proposed after the balance sheet date		13,524	—
Earnings per share	11		
Basic		19.5 cents	16.3 cents
Diluted		N/A	N/A

Consolidated Balance Sheet at 31 December 2005

	Note	2005 HK$'000	2004 (restated) HK$'000
Non-current assets			
Fixed assets			
— Investment properties		207,496	184,298
— Other property, plant and equipment		167,580	125,616
— Interest in leasehold land held for own use under operating leases		59,330	60,894
		434,406	370,808
Interest in associates		176,003	169,689
Other non-current financial assets		46	202
		610,455	540,699
Current assets			
Trading securities		3,059	3,200
Inventories		236,259	30,707
Trade and other receivables	12	291,986	120,079
Cash and cash equivalents		96,871	293,383
		628,175	447,369
Current liabilities			
Interest-bearing borrowings		—	7,851
Proceeds from banks on discounted bills		26,991	—
Trade and other payables	13	200,604	170,127
Current taxation		19,602	14,556
		247,197	192,534
Net current assets		380,978	254,835
Total assets less current liabilities		991,433	795,534
Non-current liabilities			
Deferred tax liabilities		12,217	9,833
Net assets		979,216	785,701
Capital and reserves			
Share capital		450,792	901,583
Reserves		499,090	(140,668)
Total equity attributable to equity shareholders of the Company		949,882	760,915
Minority interests		29,334	24,786
Total equity		979,216	785,701

Notes:

1. **Basis of preparation**

These financial statements have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards ("HKFRSs"), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards ("HKASs") and Interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. Details of these changes in accounting policies are set out in Note 2.

2. **Changes in accounting policies**

The HKICPA has issued a number of new and revised HKFRSs that are effective for accounting periods beginning on or after 1 January 200 With effect from 1 January 2004, the Group has early adopted HKFRS 3 "Business Combinations", HKAS 36 "Impairment of assets" a HKAS 38 "Intangible assets" in the financial statements for the year ended 31 December 2004.

The following sets out information on the significant changes in accounting policies for the current and prior accounting periods reflected in these financial statements.

(a) *Employee share option scheme (HKFRS 2, Share-based payment)*

In prior years, no amounts were recognised when employees (which term includes directors) were granted share options over shar of the Company. If the employees chose to exercise the options, the nominal amount of share capital and share premium we credited only to the extent of the option's exercise price receivable.

With effect from 1 January 2005, in order to comply with HKFRS 2, the Group has adopted a new policy for employee sha options. Under the new policy, the Group recognises the fair value of such share options as an expense with a correspondi increase recognised in a capital reserve within equity.

The new accounting policy has been applied retrospectively with comparatives restated except that the Group has taken advanta of the transitional provisions set out in HKFRS 2, under which the new recognition and measurement policies have not bee applied to the following grants of options:

(a) all options granted to employees on or before 7 November 2002; and

(b) all options granted to employees after 7 November 2002 but which had vested before 1 January 2005.

All the options granted by the Company fall within the above two categories. This change in accounting policy has no impact o the results of the Group for the years ended 31 December 2004 and 2005.

(b) *Discontinued operations (HKFRS 5, Non-current assets held for sale and discontinued operations)*

With effect from 1 January 2005, in order to comply with HKFRS 5, the Group is required to classify operations as discontinue when the classification criteria as held for sale have been met or the Group has disposed of the operation. Held for sale is when it carrying amount of an operation will be recovered principally through a sale transaction and not through continuing use.

The new accounting policy has no impact on the financial statements for the years ended 31 December 2005 and 2004. Howeve the presentation of the comparative information has been reclassified.

(c) *Changes in presentation (HKAS 1, Presentation of financial statements)*

(i) *Presentation of shares of associates' taxation (HKAS 1 Presentation of financial statements)*

In prior years, the Group's share of taxation of associates accounted for using the equity method was included as part the Group's income tax in the consolidated profit and loss account. With effect from 1 January 2005, in accordance wi the implementation guidance in HKAS 1, the Group has changed the presentation and includes the share of taxation associates accounted for using the equity method in the respective shares of profit or loss reported in the consolidate profit and loss account before arriving at the Group's profit or loss before tax. These changes in presentation have bee applied retrospectively with comparatives restated.

(ii) *Minority interests (HKAS 1 Presentation of financial statements and HKAS 27 Consolidated and separate financial statements)*

In prior years, minority interests at the balance sheet date were presented in the consolidated balance sheet separate from liabilities and as a deduction from net assets. Minority interests in the results of the Group for the year were al separately presented in the profit and loss account as a deduction before arriving at the profit attributable to shareholde (the equity shareholders of the Company).

With effect from 1 January 2005, in order to comply with HKAS 1 and HKAS 27, the Group has changed its accounti policy relating to presentation of minority interests. Under the new policy, minority interests are presented as part equity, separately from interests attributable to the equity shareholders of the Company. These changes in presentatio have been applied retrospectively with comparatives restated.

(iii) *Presentation of discontinued operations (HKAS 1, Presentation of financial statements and HKFRS 5, Non-current asse held for sale and discontinued operations)*

In prior years, the profit or loss of discontinued operations was included as part of the Group's consolidated profit o loss account. Any pre-tax gain or loss recognised on the disposal of assets or settlement of liabilities attributable to t discontinued operations and the related income tax were presented in the consolidated profit and loss separately.

With effect from 1 January 2005, in order to comply with HKAS 1 and HKFRS 5, the Group has changed its accounti policy relating to presentation of discontinued operations. Under the new policy, a single amount is presented on the fa of the profit and loss account as profit or loss for the year from discontinued operations with an analysis disclosed in t notes on the financial statements. These changes in presentation have been applied retrospectively with comparative restated.

(d) *Leasehold land and buildings held for own use (HKAS 17, Leases)*

In prior years, leasehold land and buildings held for own use were stated at cost less accumulated depreciation and accumulate impairment losses.

With effect from 1 January 2005, in order to comply with HKAS 17, the Group has adopted a new policy for leasehold land a buildings held for own use. Under the new policy, the leasehold interest in the land held for own use is accounted for as being he under an operating lease where the fair value of the interest in any buildings situated on the leasehold land could be measure separately from the fair value of the leasehold interest in the land at the time the lease was first entered into by the Group, or take over from the previous lessee, or at the date of construction of those buildings, if later.

Any buildings held for own use which are situated on such land leases continue to be presented as part of other property, plant an equipment.

The above new accounting policy has been adopted retrospectively. Each financial statement line item affected for the years ende 31 December 2004 and 2005 has been adjusted accordingly.

(e) *Financial instruments (HKAS 32, Financial instruments: Disclosure and presentation and HKAS 39, Financial instruments: Recognition and measurement)*

With effect from 1 January 2005, in order to comply with HKAS 32 and HKAS 39, the Group has changed its accounting polici relating to the financial instruments. Further details of the changes are as follows:

(i) *Investments in equity securities*

In prior years, equity investments held on a continuing basis for an identifiable long-term purpose were classified investment securities and stated at cost less provision. Other investments in securities (including those held for tradi and for non-trading purposes) were stated at fair value with changes in fair value recognised in profit or loss, with t exception of dated debt securities being held to maturity.

With effect from 1 January 2005, and in accordance with HKAS 39, all investments, with the exception of securities he for trading purposes and certain unquoted equity investments, are classified as available-for-sale securities and carried fair value. Changes in the fair value of available-for-sale securities are recognised in equity, unless there is objectiv evidence that an individual investment has been impaired. Investments in equity instruments that do not have a quote market price in an active market and whose fair value cannot be reliably measured are measured at cost less impairme losses. There are no material adjustments arising from the adoption of the new policies for securities held for tradi purposes and unquoted equity investments not carried at fair value.

(ii) *Derecognition of financial assets*

In prior years, discounted bills receivable were derecognised from the balance sheet from the date of being discounte

With effect from 1 January 2005, and in accordance with HKAS 39, financial assets should be derecognised only whe the control and risks and rewards of ownership of the assets have been transferred. Accordingly, the discounted bil receivable with recourse are only derecognised when the bills have been settled by the ultimate customers.

(f) *Investment property (HKAS 40, Investment property, and HK(SIC) Interpretation 21, Income taxes — Recovery of revalued non-depreciable assets)*

Changes in accounting policies relating to investment properties are as follows:

(i) *Timing of recognition of movements in fair value in the profit and loss account*

In prior years, movements in the fair value of the Group's investment property were recognised directly in th investment property revaluation reserve except when, on a portfolio basis, the reserve was insufficient to cover a defic on the portfolio, or when a deficit previously recognised in the profit and loss account had reversed, or when individual investment property was disposed of. In these limited circumstances movements in the fair value we recognised in the profit and loss account.

Upon adoption of HKAS 40 as from 1 January 2005, the Group has adopted a new policy for investment property. Und this new policy:

— all changes in the fair value of investment property are recognised directly in the profit and loss account accordance with the fair value model in HKAS 40; and

— dual use properties are treated as own use properties, unless the portions could be separately sold (or lease out under a finance lease), or the own use portion is insignificant.

(ii) *Measurement of deferred tax on movements in fair value*

In prior years, the Group was required to apply the tax rate that would be applicable to the rental income of investme property to determine whether any amounts of deferred tax should be recognised on the revaluation of investme properties.

As from 1 January 2005, in accordance with HK(SIC) Interpretation 21, the Group recognises deferred tax on movemen in the value of an investment property using tax rates that are applicable to the property's use, if the Group has intention to sell it and the property would have been depreciable had the Group not adopted the fair value model.

(iii) *Description of transitional provisions and effect of adjustments*

All the above changes in accounting policies relating to investment property have been adopted retrospectively. Ea financial statement line item affected for the years ended 31 December 2005 and 2004 has been adjusted accordingl

(g) *Definition of related parties (HKAS 24, Related party disclosures)*

As a result of the adoption of HKAS 24, Related party disclosures, the definition of related parties has been expanded to clari that related parties include entities that are under the significant influence of a related party that is an individual (i.e. ke management personnel, significant shareholders and/or their close family members) and post-employment benefit plans which for the benefit of employees of the Group or of any entity that is a related party of the Group. The clarification of the definition related parties has not resulted in any material changes to the previously reported disclosures of related party transactions nor has had any material effect on the disclosures made in the current year, as compared to those that would have been reported h Statements of Standard Accounting Practice 20, Related party disclosures, still been in effect.

3 **Segment information**

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

Business segments

For the year ended 31 December 2005

	Tinplating HK$'000	Live and fresh foodstuffs distribution HK$'000	Foodstuffs trading HK$'000	Property leasing HK$'000	Inter-segment elimination HK$'000	Unallocated HK$'000	Consolidated HK$'000
Revenue from external customers	797,798	61,065	36,825	25,529	—	—	921,217
Inter-segment revenue	2,157	—	—	109	(2,266)	—	—
Other revenue from external customers	—	—	—	—	—	11,107	11,107
Net valuation gains on investment properties	—	—	—	20,497	—	—	20,497
Total	799,955	61,065	36,825	46,135	(2,266)	11,107	952,821
Segment result	51,991	14,838	1,700	38,819			106,348
Unallocated operating income and expenses							(5,482)
Profit from operations							100,866
Share of profits less losses of associates	—	—	—	—		20,315	20,315
Non operating income							59,746
Finance costs							(396)
Income tax							(736)
Profit for the year							179,795
Depreciation and amortisation for the year	7,867	87	13	1,566			

For the year ended 31 December 2004

	Tinplating (restated) HK$'000	Live and fresh foodstuffs distribution HK$'000	Feed production and livestock farming (discontinued) (Note 6) HK$'000	Foodstuffs trading HK$'000	Property leasing (restated) HK$'000	Inter-segment elimination HK$'000	Unallocated HK$'000	Consolidated (restated) HK$'000
Revenue from external customers	574,443	50,572	146,474	31,438	25,422	—	—	828,349
Inter segment revenue	1,300	—	—	—	81	(1,381)	—	—
Other revenue from external customers	—	—	—	—	—	—	9,688	9,688
Net valuation gains on investment properties	—	—	—	—	14,287	—	—	14,287
Total	575,743	50,572	146,474	31,438	39,790	(1,381)	9,688	852,324
Segment result	48,017	13,672	2,463	113	31,313			95,787
Unallocated operating income and expenses								(3,635)
Profit from operations								92,152
Share of profits less losses of associates	—	150	—	—	—		25,327	25,477
Net loss on disposal of discontinued operations								(11,793)
Non operating income								76,306
Finance costs								(697)
Income tax								(28,853)
Profit for the year								152,592
Depreciation and amortisation for the year	4,800	84	22	27	1,086			

Geographical segments

The Group's business participates in two principal economic environments. The People's Republic of China other than Hong Kong (the "PRC") is the major market for tinplating and property leasing, whereas Hong Kong is the major market for most of the Group's other business.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers.

	The PRC 2005 HK$'000	The PRC 2004 (restated) HK$'000	Hong Kong 2005 HK$'000	Hong Kong 2004 HK$'000	Others 2005 HK$'000	Others 2004 HK$'000
Revenue from external customers (discontinued operations excluded)	821,644	597,883	99,573	83,992	—	—

4 **Other revenue**

	2005 HK$'000	2004 (restated) HK$'000
Sales of scrap materials	3,834	4,398
Interest income	3,912	3,726
Write-back of provision for bad debts	355	2,251
Management income	88	253
Dividends from listed securities	235	235
Subsidy received	294	119
Others	3,241	2,549
	11,959	13,531
Other revenue from discontinued operations	—	118
	11,959	13,649

5. **Other net income**

	2005 HK$'000	2004 (restated) HK$'000
Net (loss)/gain on disposal of fixed assets	(242)	243
Net realised and unrealised loss on trading securities	(141)	(47)
Provision for diminution in value of other non-current financial assets	(156)	(338)
Net realised and unrealised exchange gain	3,855	355
Others	—	6
	3,316	219

6 **Discontinued operations**

In December 2004, the Group's feed production and livestock farming operations were discontinued following the disposal of two subsidiaries in the PRC. The net loss on disposal of the discontinued operations amounted to HK$11,793,000.

7. **Non-operating income**

	Note	2005 HK$'000	2004 HK$'000
Write back of liabilities	(i)	42,740	76,223
Net gain on disposal of an associate		—	83
Recovery of bad debts	(ii)	17,006	—
		59,746	76,306

Notes

(i) The amounts mainly represent the write-back of liabilities which have been outstanding for a long time with no demand for settlements. The Directors are of the opinion that it is not likely that the creditors will lodge claims against the Group.

(ii) The amounts mainly represent the recovery of bad debts previously provided for or written off to the profit and loss account as the recoverability was in doubt. During the year ended 31 December 2005, certain bad debts were recovered and the related provisions were written back to the profit and loss account accordingly.

8. **Profit before taxation**

Profit before taxation is arrived at after charging/(crediting):

		Note	2005 HK$'000	2004 (restated) HK$'000
(a)	Finance costs:			
	Interest on bank advances and other borrowings repayable within 5 years			
	— continuing operations		396	547
	— discontinued operations		—	150
			396	697
(b)	Staff costs			
	Net contributions paid to/(refunds received from) defined contribution plans		1,338	(743)
	Salaries, wages and other benefits		31,077	36,503
			32,415	35,760
(c)	Other items			
	Cost of inventories sold		788,571	701,093
	Auditors' remuneration		2,123	1,958
	Depreciation		8,877	4,538
	Amortisation of land lease premium		1,274	1,734
	Operating lease charges in respect of property rentals		372	540
	Share of associates' taxation	(i)	7,102	1,775
	Rentals receivable from land and buildings less direct outgoings of HK$2,261,000 (2004 (restated): HK$7,147,000)		(23,268)	(21,275)

Note

(i) Income tax for associates established and operating in the PRC is calculated based on the applicable rates of income tax ruling in the relevant provinces or economic zones in the PRC.

9. **Income tax in the consolidated profit and loss account**

Taxation in the consolidated profit and loss account represents:

	Note	2005 HK$'000	2004 (restated) HK$'000
Current tax — Provision for Hong Kong Profits Tax			
Provision for Hong Kong Profits Tax at 17.5% (2004: 17.5%) on the estimated assessable profits for the year		1,286	971
Under/(over)-provision in respect of prior years		11	(55)
		1,297	916
Current tax — the PRC			
Tax for the year		16,567	21,182
Under-provision in respect of prior years		637	745
Tax refund for re-investment	(i)	(19,874)	—
	(ii)	(2,670)	21,927
Deferred tax			
Origination and reversal of temporary differences		2,129	5,693
Total income tax expenses from continuing operations		756	28,536
Income tax expenses from discontinued operations		—	317
		756	28,853

Notes

(i) The Group has successfully obtained tax refunds of PRC Enterprise Income Tax from the Tax Bureau of Zhongshan following the capitalisation of retained earnings of Zhongshan Zhongyue Tinplate Industrial Co., Ltd during the years ended 31 December 2004 and 2005.

(ii) Income tax for subsidiaries established and operating in the PRC is calculated based on the applicable rates of income tax ruling in the relevant provinces or economic zones in the PRC.

10 **Dividend**

Dividend payable to equity shareholders of the Company attributable to the year

	2005 HK$'000	2004 HK$'000
Final dividend proposed after the balance sheet date of 1.5 HK cents per ordinary share (2004: Nil)	13,524	—

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

11. **Earnings per share**

(a) *Basic earnings per share*

The calculation of basic earnings per share is based on the profit attributable to ordinary equity shareholders of the Company of HK$175,759,000 (2004 (restated): HK$146,616,000) and the weighted average of 901,583,285 (2004 (restated): 901,583,285) ordinary shares in issue during the year.

Pursuant to the share consolidation of the Company from ten ordinary shares at nominal value of HK$0.05 each into one ordinary share of nominal value of HK$0.5 each in December 2005, the basic earnings per share for the year ended 31 December 2004 has been adjusted accordingly.

(b) *Diluted earnings per share*

The diluted earnings per share for the years ended 31 December 2005 and 2004 are not presented as there is no dilutive potential ordinary shares at the year end.

12. **Trade and other receivables**

Included in trade and other receivables are trade debtors and bills receivable (net of provision for bad and doubtful debts), based on the invoice date, with the following ageing analysis:

	2005 HK$'000	2004 HK$'000
Within 1 month	76,085	35,256
1 to 3 months	74,664	39,152
More than 3 months but less than 12 months	63,210	27,676
	213,959	102,084

The Group maintains a defined policy with credit periods ranging from advance payment to not more than 120 days.

13 **Trade and other payables**

Included in trade and other payables are trade creditors with the following ageing analysis:

	2005 HK$'000	2004 HK$'000
Due within 1 month or on demand	95,447	35,320

AUDIT OPINION

KPMG have confirmed that an unqualified audit opinion will be given in respect of the Group's financial statements for the year ended 31 December 2005.

CHAIRMAN'S STATEMENT

The Group's results recorded a satisfactory growth in 2005. The audited consolidated profit attributable to equity shareholders of the Company was HK$175,759,000, representing an increase of 19.9% compared with HK$146,616,000 (restated) in 2004. The basic earnings per share was 19.5 HK cents, representing an increase of 19.6% from 16.3 HK cents (restated) in 2004.

DIVIDEND

The Directors recommend the payment of a final dividend of 1.5 HK cents per share for the year ended 31 December 2005. The proposed final dividend, subject to the approval by the shareholders of the Company at the annual general meeting, is expected to be paid on 30 June 2006.

REVIEW

In 2005, consolidated turnover was HK$921,217,000, a substantial increase of HK$239,342,000 or 35.1% from HK$681,875,000 in 2004. Such increase was attributable to the growth of the Group's businesses. The tinplating business recorded an increase in production and sales volume due to the commencement of the operation of the new production line and the ease of the shortage in supply of black-plates since May 2005, leading to the surge in turnover of HK$223,355,000 or 38.9%. Turnover of the live and fresh foodstuffs distribution business, foodstuffs trading business and property leasing business increased by HK$10,493,000, HK$5,387,000 and HK$107,000 respectively, which resulted in the growth in profit from operations. Together with the revaluation gains of the Group's properties in 2005, profit from operations increased by HK$11,300,000 to HK$100,866,000. Despite the decrease in non-operating income and share of profit of associates as compared with 2004, the overall profit attributable to equity shareholders of the Company still recorded a promising increase.

In 2005, the Group recorded outstanding results as well as successfully commenced the "five-year development plan" of the tinplating business. With the commencement of the operation of third production line, annual production capacity of Zhongshan Zhongyue Tinplate Industrial Co., Ltd. ("Zhongyue Tinplate") increased from 120,000 tonnes to 200,000 tonnes and realized the economies of scale. The black-plate manufacturing factory which is under construction is expected to commence operation by the end of this year. The Group will then have a more steady supply of black-plates and better control over production cost. As such, the adjustment in product mix and expansion into new markets for medium- to low-end products will gain a strong momentum.

Following the completion of debt restructuring and the turnaround in 2000, the Group has managed to generate a promising profit with sufficient funding. However, the substantial loss arising from the restructuring hampered our declaration of dividend. In 2005, the completion of capital reorganization removed the legal barrier for dividend payment.

PROSPECT

With the steady growth in the PRC economy and gradual recovery of consumer's purchasing power, the demand for tinplates, being one of the major materials for metal packaging, will continue to be strong. Moreover, the drop in the price of steel and tinplates from its peak will further stimulate the demand. These favourable market factors attract industry players to go for business expansion and it is anticipated that the competition in the tinplating market will become fiercer this year. The Group will continue to devote resources on expanding the tinplating business chain into upstream cold-roll products and optimising the mix of high-, medium- and low-end tinplate products. With Zhongyue Tinplate's comparative advantages in its brand, technology and cost, new markets can be explored significantly thereby increasing its market share and achieving more promising results.

MANAGEMENT DISCUSSION & ANALYSIS

BUSINESS REVIEW

Tinplating

In 2005, the production and sales volume of tinplate of Zhongyue Tinplate, a subsidiary of the Group, amounted to 114,755 tonnes and 102,174 tonnes, an increase of 36.7% and 20.5% respectively when compared with 2004. The contribution from the tinplating business to the Group's profit was the most significant, with a turnover of HK$797,798,000, representing an increase of 38.9% when compared with the corresponding period last year and 86.6% of the Group's turnover. Profit from operations was HK$51,991,000, grew by HK$3,974,000 or 8.3% when compared with the corresponding period last year and accounted for 51.5% of the Group's profit from operations.

Zhongyue Tinplate's third production line, which completed construction and commenced production on 30 July 2005, is the first tin-free steel production line that is self-developed and constructed in mainland China with annual production capacity of 80,000 tonnes. The processing technique used by such production line has already obtained its own intellectual property rights and its process plan and parameters, which are protected by the Patent Law of the PRC, was granted with invention patent in March 2004.

In order to solve the long-term problem of the shortage of black-plates which hinders the development of the tinplating business, the Group focused its development on the construction project of a factory for production of black-plates which has already commenced last year. The project had an investment budget of US$40 million and is expected to be completed by the end of this year. The planned annual capacity of the factory is 150,000 tonnes, and on the basis of the current annual capacity of 200,000 tonnes of black-plates, 75% of the raw materials can be supplied internally when the planned capacity is reached. With such self-supply capacity, a wider diversity of raw materials can be supplied for the production of tinplates, facilitating the production of high-, medium- and low-end tinplate products. This enables us to expand into the unexplored niche market for tinplates, with an ultimate aim to lower the cost of tinplate products and enhance our product competitiveness, as well as providing ample room for further expansion of tinplate capacity. The major raw material for the production of black-plates is hot rolled plates, which is in adequate supply within and outside the PRC. The Group is in the process of selecting the most ideal channel for hot rolled plates supply.

Prior to utilizing the self-supply capacity of black-plates, we will continue to build our black-plates reserve with the current ample supply of black-plates and the Group's funding advantages, in order to fully utilize the current capacity of 200,000 tonnes of tinplates. It can be expected that the production and sales volume of tinplates will record a record high this year.

Property Leasing

The Group's leasing properties included the plant and staff dormitory of Zhongyue Shan Hai Industrial Co., Ltd., and the office building in Hong Kong. In 2005, the total revenue of leasing properties owned by the Group was recorded at HK$25,529,000, an increase of 0.4% compared with 2004. The profit from operations of leasing properties amounted to HK$38,019,000, among which HK$20,497,000 was attributable to valuation gains on investment properties, grew by 21.4% as compared with 2004.

Live and Fresh Foodstuffs Distribution

In 2005, turnover of live and fresh foodstuffs distribution business was recorded at HK$61,065,000, representing an increase of HK$10,493,000 or 20.7% as compared with 2004. This was mainly attributable to the improvement of poultry agency business and live and fresh foodstuffs trading business when the impact of bird flu subsided. On the other hand, income from livestock agency business decreased as a result of the reduction in temporary livestock quotas as compared with 2004. In 2005, the profit from operations was recorded at HK$14,638,000, which increased by HK$766,000 or 5.5% as compared with 2004.

Live and fresh foodstuffs distribution is the traditional business of the Group. By taking measures such as opening up new sources of revenue, reducing costs and improving services, the Group will continue to maintain its agency business and actively expand its trading business of live and fresh foodstuffs, so as to maintain its competitiveness and provide the Group with a stable income stream.

Foodstuffs Trading

In 2005, turnover of the Group's foodstuffs trading business amounted to HK$36,825,000, representing an increase of HK$5,387,000 or 17.1% as compared with 2004, while profit from operations was HK$1,700,000, surged by HK$1,587,000 or 1,404.4% as compared with 2004. This was mainly attributable to the absence of the impact of bird flu which significantly hampered the chilled foodstuffs trading business last year.

In spite of the fact that the foodstuffs trading business is a non-core and non-advantageous business, the resources alignment exercise for the live and fresh foodstuffs distribution business and the foodstuffs trading business for centralized management, effective use of resources, complementation of businesses and increased marketing could contribute to the Group's profits.

Associates

In 2005, Yellow Dragon Food Industry Co., Limited ("Yellow Dragon"), a principal associate of the Group, recorded a sales volume of 385,850 tonnes of corn starch, its major products, representing a decrease of 0.6% as compared with 2004. Turnover of Yellow Dragon and our share of its profit amounted to HK$974,760,000 and HK$20,279,000, dropped by 1.6% and 21.2% respectively. This was mainly due to the expiry of preferential tax treatment enjoyed by Yellow Dragon, resulting in an increase of income tax.

The Group has 40% interest in Yellow Dragon and received a total dividend payment of HK$17,962,000 in 2005. It is expected that the Group will receive a total dividend payment of HK$18,748,000 this year.

FINANCIAL POSITION

As at 31 December 2005, the Group's total assets amounted to HK$1,238,630,000, and total liabilities stood at HK$259,414,000, representing an increase of HK$250,562,000 and HK$57,047,000 respectively compared with the positions at the end of 2004. The net current assets increased from HK$254,835,000 at the end of 2004 to HK$380,978,000, and the current ratio (current assets divided by current liabilities) increased from 2.32 as at the end of 2004 to 2.54. The Group has a very sound financial position, laying a solid foundation for future business expansion.

Liquidity and Financial Resources

As at 31 December 2005, the Group maintained cash and cash equivalent balances of HK$96,871,000. Part of the currency was denominated in Renminbi with the amount equivalent to HK$28,408,000 while the remaining was denominated in Hong Kong dollars and US dollars. Cash balances decreased by 67.0% from the end of the last year. During the year under review, the major cash outflow was contributed to the construction of a new production line and the black-plate manufacturing factory with the amount of HK$89,026,000, as well as the increase in the reserve of raw materials for the increased production capacity of tinplates.

As at 31 December 2005, the Group has no interest-bearing borrowings. Accordingly, the Group's gearing ratio, which was measured on the basis of the Group's total interest-bearing borrowings over the shareholders' fund, decreased from 1% at the end of the 2004 to zero.

As at 31 December 2005, the Group's total available banking facilities amounted to HK$352,266,000, of which HK$131,910,000 have been utilized. The unutilized banking facilities amounted to HK$220,356,000. With its cash and cash equivalents holdings and the recurring cash flow from its operations, the Group believes that it will have sufficient funds to meet its present operation requirements and the requirements to further develop its businesses in the foreseeable future.

Capital Restructuring

On 23 June 2005, the Group proposed to effect the capital reorganization to fully write off the entire amount of accumulated losses at 31 December 2004 so as to prepare for future dividend distribution. Such proposal was passed at the extraordinary general meeting on 12 August 2005 and was confirmed by the High Court on 7 December 2005. The completed capital reorganization involved reduction of share capital, elimination of share premium account and capital redemption reserve, as well as the application of capital reserve and the consolidation of shares. Of the credit amount resulted from capital reduction (the "Credit Amount"), approximately HK$343,352,000, together with the credit in share premium account, capital redemption reserve and capital reserve, were used to eliminate accumulated losses, while the remaining HK$107,440,000 Credit Amount was transferred to a special capital reserve. The nominal value of issued shares was reduced from HK$0.1 to HK$0.05. Every 10 shares of nominal value of HK$0.05 each was consolidated into a new share of nominal value of HK$0.50 each. The Company's assets, business, operations, management and financial position were not affected by the capital reorganization and the respective proportional shareholder interests remained unchanged following the capital reorganization.

Litigation

The Group commenced a legal action against a former minority shareholder of a subsidiary for approximately HK$40,000,000 due to the Group. Provision was fully made against such receivable as at 31 December 2000.

In March 2005, a judgment of Dongguan Intermediate People's Court in favour of the Group had been obtained. The payment awarded under the judgment for the misappropriation of the Group's property by the former minority shareholder amounted to approximately RMB27,000,000 together with interest thereon. The Group and the former minority shareholder respectively had lodged an appeal. Having considered the legal opinion and the Group's overall interest, the Group and the former minority shareholder as fostered and confirmed by the Court made a settlement of the case at RMB11,000,000 on 23 August 2005 and the settlement consideration was received by the Group on the same day.

Exchange Rate Exposure

The Group's assets, liabilities and transactions were primarily denominated in Hong Kong dollars, US dollars or Renminbi. As the exchange rates of these currencies were relatively stable during the year, the Group was not exposed to significant exchange risk.

EMPLOYEES AND REMUNERATION POLICIES

As at 31 December 2005, the Group had a total of 525 full-time employees, increased by 77 compared with that as at the end of 2004. 24 of the employees were based in Hong Kong and 501 were in mainland China. The staff remuneration is determined in accordance with the duties, workload, skill requirements, hardship, working conditions, individual performance with reference to the prevailing industry practices. In 2005, the Group continued to implement control on the headcount, organization structure and total salaries of each subsidiary. The performance bonus incentive scheme for the management remained effective. Through performance assessment of each subsidiary, performance bonus for various profit rankings was paid on basis of net cash inflow from operation and profit after taxation. In addition, bonus will be rewarded to the management, key personnel and outstanding staff through assessment of individual performance. These incentive schemes have effectively improved the morale of our staff members. The Group has also adopted a share option scheme to encourage excellent participants for their contribution to the Group.

PROSPECTS

The Group's core business has been shifted from the traditional live and fresh foodstuffs distribution business to the tinplating business (food packaging materials) and the management mainly devoted its effort and the Company's resources to the tinplating business, which makes greatest contributions to the Group's profits and offers plenty of room for profit growth. We will continue our direction of professional development and focus on the expansion and strengthening of the tinplating business. With the increase of tinplate annual production capacity from the original 120,000 tonnes to 200,000 tonnes and the fact that the abundant supply of black-plates this year, in contrast to the shortage at the beginning of last year, the production and sales volume of tinplates in 2006 are expected to record a promising growth and continue to generate satisfactory profit contribution for the Group.

DIVIDEND

The Directors resolved not to make the payment of an interim dividend *(2004: Nil)* and recommend the payment of a final dividend of 1.5 HK cents per share (2004: Nil) for the year ended 31 December 2005.

The proposed final dividend, if approved at the 2006 Annual General Meeting of the Company, is expected to be paid on 30 June 2006 to shareholders whose names appear on the register of members of the Company on 9 June 2006.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from Wednesday, 7 June 2006 to Friday, 9 June 2006, both days inclusive, during which period no transfer of shares will be effected. All transfer documents accompanied by the relevant share certificates must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:00 pm on Tuesday, 6 June 2006

CORPORATE GOVERNANCE PRACTICES

In the opinion of the Directors, the Company has complied with the code provisions as set out in the Code on Corporate Governance Practices (the "New CG Code") contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in the financial year ended 31 December 2005 except that certain Non-executive directors are not appointed for specific terms but they are subject to retirement by rotation and re-election at annual general meetings in accordance with the Company's Articles of Association ("Articles").

To ensure continuing compliance with the New CG Code, the Company has undertaken a review of its Articles. At the forthcoming 2006 annual general meeting of the Company, a special resolution will be proposed to make the necessary amendments to the Articles to bring them even more in lines with the requirements under the New CG Code.

REVIEW OF ANNUAL RESULTS

The annual results of the Group for the year ended 31 December 2005 have been reviewed by the Audit Committee of the Company.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

By Order of the Board
Liang Jiang
Chairman

Hong Kong, 19 April 2006

As at the date of this announcement, the board of directors of the Company comprises three executive directors, namely Messrs. Liang Jiang, Tan Yunbiao and Tsang Hon Nam, three non-executive directors, namely Mr. Zhao Leili, Mr. Luo Fanyu and Miss Liang Jianqin, and three independent non-executive directors, namely Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.



GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code: 1203)

INTERIM RESULTS
FOR THE SIX MONTHS ENDED 30 JUNE 2006

The Board of Directors (the "Board") of Guangnan (Holdings) Limited (the "Company") is pleased to announce the unaudited consolidated interim results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2006 together with comparative figures. The interim financial report has been reviewed by the Company's auditors, KPMG, and the Company's audit committee

INTERIM RESULTS

Consolidated profit and loss account for the six months ended 30 June 2006 — unaudited
(Expressed in Hong Kong dollars)

	Note	Six months ended 30 June 2006 $'000	2005 $'000
Turnover	2	622,781	399,391
Cost of sales		(541,695)	(343,515)
Gross profit		81,086	56,276
Other revenue		6,532	7,248
Other net income	3	8,585	215
Distribution costs		(10,913)	(5,870)
Administrative expenses		(23,538)	(15,945)
Other operating expenses		(6,500)	(40)
Profit from operations		55,252	41,884
Non-operating income		—	44,509
Net valuation gains on investment properties		5,867	22,149
Finance costs	4(a)	(1,436)	—
Share of profits less losses of associates		11,762	11,954
Profit before taxation	4	71,445	120,496
Income tax	5	(10,409)	(885)
Profit for the period		61,036	119,611
Attributable to:			
Equity shareholders of the Company		58,624	117,355
Minority interests		2,412	2,256
Profit for the period		61,036	119,611
Transfer to other reserves		1,734	876
Earnings per share			
— Basic	6(a)	6.5 cents	13.0 cents
— Diluted	6(b)	6.5 cents	13.0 cents
Interim dividend per share	7	1.5 cents	Nil

Consolidated balance sheet at 30 June 2006 — unaudited
(Expressed in Hong Kong dollars)

	Note	At 30 June 2006 $'000	At 31 December 2005 $'000
Non-current assets			
Fixed assets			
— Investment properties		214,533	207,496
— Other property, plant and equipment	8(a)	315,860	167,580
— Interest in leasehold land held for own use under operating leases		58,533	59,330
	8	588,926	434,406
Interest in associates		170,612	176,003
Other non-current financial assets		46	46
		759,584	610,455
Current assets			
Trading securities		3,059	3,059
Inventories	9	157,280	236,259
Trade and other receivables	10	301,645	291,986
Cash and cash equivalents	11	186,139	96,871
		648,123	628,175
Current liabilities			
Bank loans secured by bill receivables		116,954	26,991
Trade and other payables	12	223,727	200,604
Current taxation		17,832	19,602
		358,513	247,197
Net current assets		289,610	380,978
Total assets less current liabilities		1,049,394	991,433
Non-current liabilities			
Deferred tax liabilities		14,908	12,217
Net assets		1,034,286	979,216
Capital and reserves			
Share capital		450,792	450,792
Reserves		555,707	499,090
Total equity attributable to equity shareholders of the Company		1,006,499	949,882
Minority interests		27,787	29,334
Total equity		1,034,286	979,216

Notes to the unaudited interim financial report
(Expressed in Hong Kong dollars)

1. **Basis of preparation**

This interim financial report has been prepared in accordance with the applicable disclosure provisions of the Rules Gov the Listing of Securities on The Stock Exchange of Hong Kong Limited, including compliance with Hong Kong Acco Standard ("HKAS") 34, Interim financial reporting, issued by the Hong Kong Institute of Certified Public Accou ("HKICPA").

The interim financial report has been prepared in accordance with the same accounting policies adopted in the 2005 financial statements.

The preparation of the interim financial report in conformity with HKAS 34 requires management to make judgements, est and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expense year to date basis. Actual results may differ from these estimates.

This interim financial report contains condensed consolidated financial statements and selected explanatory notes. The include an explanation of events and transactions that are significant to an understanding of the changes in financial positio performance of the Group since the 2005 annual financial statements.

The interim financial report is unaudited, but has been reviewed by the Audit Committee of the Company and by the au KPMG, in accordance with Statement of Auditing Standards 700, Engagements to review interim financial reports, issued b HKICPA.

The financial information relating to the financial year ended 31 December 2005 that is included in the interim financial rep being previously reported information does not constitute the Company's statutory financial statements for that financial yea is derived from those financial statements. Statutory financial statements for the year ended 31 December 2005 are available the Company's registered office. The auditors have expressed an unqualified opinion on those financial statements in their dated 19 April 2006.

2. **Segmental information**

The Group's primary format for reporting segment information is business segments. Revenue from external customers (turn represents the sales value of goods supplied to customers and rental income. Analysis of the principal activities of the C during the period are as follows:

Business segments

	Tinplating $'000	Foodstuffs distribution and trading $'000 Note (i)	Property leasing $'000	Inter-segment elimination $'000	Unallocated $'000	Consoli[illegible] $
Period ended 30 June 2006						
Revenue from external customers	569,047	42,149	11,585	—	—	62[illegible]
Inter-segment revenue	1,038	115	71	(1,224)	—	
Other revenue from external customers	—	—	—	—	13,460	1[illegible]
Total	570,085	42,264	11,656	(1,224)	13,460	63[illegible]
Segment result	35,861	8,381	8,159	—	—	5[illegible]
Unallocated operating income and expenses						[illegible]
Profit from operations						5[illegible]

Notes

(i) During the period, foodstuffs trading and live and fresh foodstuffs distribution have been combined into one bus segment consistent with the Group's system of internal financial reporting. The comparative figures have been adj to conform with current period's presentation.

(ii) The directors consider that change in fair value on investment properties does not constitute part of the Gro operating performance. As a result, net valuation gains or losses on investment properties are included after profit operations. The comparative figures have been adjusted to conform with the current period's presentation.

	Tinplating $'000	Foodstuffs distribution and trading $'000 Note (i)	Property leasing $'000	Inter-segment elimination $'000	Unallocated $'000	Consolid $
Period ended 30 June 2005						
Revenue from external customers	332,477	54,407	12,907	—	—	399
Inter-segment revenue	977	—	56	(1,033)	—	
Other revenue from external customers	—	—	—	—	5,160	5
Total	333,454	54,407	12,963	(1,033)	5,160	404
Segment result	34,246	7,714	9,287	—	—	41,
Unallocated operating income and expenses						
Profit from operations						41,

3. **Other net income**

	Note	Six months ended 30 Jun 2006 $'000	[illegible]
Write-back of long-outstanding payables	(i)	3,444	
Recovery of bad debts	(ii)	1,034	
Exchange gain		4,109	
Others		(2)	
		8,585	

Notes

(i) The amount mainly represents the write-back of liabilities which have been outstanding for a long period of time v no demand for settlement. The directors are of the opinion that the creditors will not lodge claims against the Gro

(ii) The amount mainly represents the recovery of bad debts previously provided for or written off to the consolidated pr and loss account as the recoverability was in doubt. During the period, certain of these bad debts were recovered the related provisions were written back to the consolidated profit and loss account accordingly.

4. **Profit before taxation**

Profit before taxation is arrived at after charging/(crediting):

	Note	Six months ended 30 June 2006 $'000	2[illegible] $'[illegible]
(a) Finance costs:			
Interest on bank borrowings wholly repayable within 5 years (discounted bills)		1,436	

	Note	Six months ended 30 June 2006 $'000	2005 $'000
(b) Staff costs:			
Net contributions paid to defined contribution plans		1,123	497
Salaries, wages and other benefits		32,874	12,127
Equity settled share-based payment expenses		4,866	—
		38,863	12,624
(c) Other items			
Amortisation of land lease premium		888	123
Depreciation		5,450	2,464
Dividend income from trading securities		(118)	(118)
Operating lease charges in respect of properties		473	297
Share of associates' taxation	(i)	3,414	3,679
Rentals receivable from investment properties less direct outgoings of $748,000 (30 June 2005: $801,000)		(10,637)	(12,106)

Note:

(i) Income tax for associates established and operating in the PRC is calculated based on the applicable rates of income tax ruling in the relevant provinces or economic zones in the PRC.

Income tax in the consolidated profit and loss account

Taxation in the consolidated profit and loss account represents:

	Note	Six months ended 30 June 2006 $'000	2005 $'000
Current tax — Provision for Hong Kong Profits Tax			
Provision for Hong Kong Profits Tax at 17.5% on the estimated assessable profits for the period		1,038	1,522
Current tax — the PRC			
Tax for the period		6,827	9,196
Under-provision in respect of prior years		—	612
Tax refund for re-investment	(i)	—	(12,030)
		6,827	(2,222)
Deferred tax			
Origination and reversal of temporary differences		2,544	1,585
	(ii)	10,409	885

Notes:

(i) The Group successfully obtained tax refunds of PRC Enterprise Income Tax from the Tax Bureau of Zhongshan following the capitalisation of retained earnings of Zhongshan Zhongyue Tinplate Industrial Co. Ltd ("Zhongyue Tinplate") during the year ended 31 December 2004.

(ii) Income tax for subsidiaries established and operating in other places within the PRC is calculated based on the applicable rates of income tax ruling in the relevant provinces or economic zones in the PRC.

(iii) Zhongyue Tinplate is entitled to a tax holiday of a tax-free period for the first and second years and a 50% reduction in the income tax rate for the third to fifth years on its third production line. According to the approval from Tax Bureau of Zhongshan, the proportion of income tax exempted arising from Zhongyue Tinplate's third production line is determined based on the 40% of the Zhongyue Tinplate's overall taxable income.

Earnings per share

(a) ***Basic earnings per share***

The calculation of basic earnings per share is based on the profit attributable to ordinary equity shareholders of the Company of $58,624,000 (30 June 2005: $117,355,000) and the number of 901,583,285 (30 June 2005 (restated): 901,583,285) ordinary shares in issue during the period.

Pursuant to the share consolidation of the Company whereby ten ordinary shares of nominal value of $0.05 each were consolidated into one ordinary share of nominal value of $0.5 each in December 2005, the basic earnings per share for the period ended 30 June 2005 has been adjusted accordingly.

(b) ***Diluted earnings per share***

The calculation of diluted earnings per share for the period ended 30 June 2006 is based on the profit attributable to ordinary equity shareholders of the Company of $58,624,000 and the weighted average number of ordinary shares of 901,725,417 after adjusting for the effects of all dilutive potential ordinary shares under the Company's share option schemes. The diluted earnings per share for the period ended 30 June 2005 is the same as the basic earnings per share as the potential ordinary shares outstanding during the period ended 30 June 2005 were anti-dilutive.

Dividends

(a) ***Dividend attributable to the period***

	Six months ended 30 June 2006 $'000	2005 $'000
Interim dividend declared and paid after the period of 1.5 cents per ordinary share (30 June 2005: Nil)	13,524	—

The interim dividend has not been recognised as a liability at the balance sheet date.

(b) ***Dividend attributable to the previous financial year, approved and paid during the period***

	Six months ended 30 June 2006 $'000	2005 $'000
Final dividend in respect of the previous financial year, approved and paid during the period of 1.5 cents per ordinary share (30 June 2005: Nil)	13,524	—

Fixed assets

(a) ***Acquisitions and disposals***

During the six months ended 30 June 2006, the Group acquired items of property, plant and equipment with a cost of $135,672,000 (30 June 2005: $37,016,000).

(b) ***Valuation of investment properties***

Investment properties situated in Hong Kong carried at fair value were revalued on an open market value basis at 30 June 2006 by an independent firm of surveyors, RHL Appraisal Limited, who have among their staff Fellows of Hong Kong Institute of Surveyors. Investment properties situated in mainland China carried at fair value were revalued by an independent firm of valuers in the PRC, [illegible], on an open market value basis. Based on the valuations, a net gain of $5,867,000 (30 June 2005: $22,149,000), and deferred tax thereon of $1,738,000 (30 June 2005: $1,585,000), have been included in the consolidated profit and loss account.

(c) ***Impairment losses***

Based on management's assessment of the recoverable amount of certain fixed assets, an impairment loss of $3,178,000 has been recognised and included in other operating expenses in the consolidated profit and loss account. The estimate of the recoverable amount is based on a valuation by an independent firm of valuers in the PRC, Guangdong Yangcheng CPAs Co., Ltd, on an open market value basis. The carrying amount of the fixed assets after provision for the impairment loss amounted to $10,400,000 as at 30 June 2006.

(d) ***Leases***

The Group leases out investment properties under operating leases. The leases run for an initial period of one to twenty eight years, with an option to renew the lease after that date at which time all terms are renegotiated. None of the leases includes contingent rentals.

The gross carrying amount of investment properties of the Group held for use in operating leases was $214,533,000 (31 December 2005: $207,496,000).

Inventories

Inventories in the consolidated balance sheet comprise:

	At 30 June 2006 $'000	At 31 December 2005 $'000
Raw materials	93,158	142,343
Finished goods	61,781	88,183
Spare parts and consumables	2,341	5,733
	157,280	236,259

Based on management's assessment of the net realisable value of certain spare parts and consumables, the amount of write-down of inventories to estimated net realisable value during the period amounted to $3,156,000 (30 June 2005: Nil), which is included in other operating expenses in the consolidated profit and loss account.

10. **Trade and other receivables**

Included in trade and other receivables are trade debtors and bill receivables (net of provision for bad and doubtful debts) with the following ageing analysis based on invoice date:

	At 30 June 2006 $'000	At 31 December 2005 $'000
Within 1 month	130,979	76,003
1 to 3 months	132,044	74,666
More than 3 months but less than 12 months	31,757	63,210
	294,780	213,879

The Group maintains a credit policy ranging from advance payment to not more than 180 days (31 December 2005: 180 days).

11. **Cash and cash equivalents**

Analysis of the balances of cash and cash equivalents is set out below:

	Note	At 30 June 2006 $'000	At 31 December 2005 $'000
Deposits with banks		79,817	47,815
Cash at bank and in hand		106,322	49,056
	(i)	186,139	96,871

Note:

(i) Included in cash and cash equivalents is a balance of RMB56,104,000 (31 December 2005: RMB29,049,000). Renminbi is not a freely convertible currency in the PRC and the remittance of funds out of the PRC is subject to the exchange restriction imposed by the PRC government.

12. **Trade and other payables**

Included in trade and other payables are trade creditors with the following ageing analysis:

	At 30 June 2006 $'000	At 31 December 2005 $'000
Due within 1 month or on demand	98,782	95,447

13. **Commitments**

(a) ***Capital commitments outstanding at 30 June 2006 not provided for in the financial statements were as follows:***

	At 30 June 2006 $'000	At 31 December 2005 $'000
Contracted for	162,399	131,433
Authorised but not contracted for	43,089	168,005
	205,488	299,438

(b) ***At 30 June 2006, the total future minimum lease payments under non-cancellable operating leases of properties are payable as follows:***

	At 30 June 2006 $'000	At 31 December 2005 $'000
Within 1 year	815	697
After 1 year but within 5 years	142	385
	957	1,082

The Group leases a number of properties under operating leases. The leases run for an initial period of one to three years, with an option to renew the lease when all the terms are renegotiated. None of the leases includes contingent rentals.

(c) At 30 June 2006, the Company is committed to provide finance of $6,489,000 (31 December 2005: $6,489,000) to an associate of the Group.

14. **Non-adjusting post balance sheet events**

On 13 September 2006, the Group entered the contracts to acquire from the minority shareholder the 5% equity interest and dividend payable respectively in Zhongyue Tinplate and Zhongshan Shan Hai Industrial Co., Ltd ("Shanhai") for a consideration of US$499,000.

Zhongyue Tinplate and Shanhai will become wholly-owned subsidiaries of the Company when the approval is obtained from the relevant PRC authorities.

RESULTS

For the first half of 2006, the Group's unaudited consolidated profit attributable to equity shareholders of the Company was HK$58,624,000, representing a decrease of 50.0%, compared with HK$117,355,000 of the corresponding period last year. Excluding factors such as net valuation gains on investment properties, non-operating income and tax refund for re-investment, operating profit was HK$55,252,000, representing an increase of 31.9% compared to the corresponding period last year. Basic earnings per share was HK6.50 cents, a decrease of 50.0% from HK13.0 cents (restated) of the corresponding period last year.

INTERIM DIVIDEND

The Board declared the payment of interim dividend for the six months ended 30 June 2006 of HK1.5 cents per share (six months ended 30 June 2005: Nil).

REVIEW

During the period under review, consolidated turnover was HK$622,781,000, representing a significant increase of HK$222,990,000, or 55.8%, from HK$399,791,000 of the corresponding period last year. Such increase was mainly attributable to the growth in the tinplating business. In respect of the tinplating business, since the new production line has been put into operation and there was a sufficient supply of black-plates, the production and sales volume have increased while the turnover has increased substantially by HK$236,570,000, or 71.2%. The increase in consolidated turnover drove the increase in profit from operations. The profit from operations of the period was HK$55,252,000, an increase of 31.9% comparing to HK$41,884,000 of the corresponding period last year.

During the period, we fully leveraged our production capacity of 200,000 tonnes of tinplates to achieve 83.5% in the semi-annual utilization rate of production capacity, comparing to 74% of the same period last year, breaking a new record in the half-year production and sales since the establishment of the tinplating business. As the core business of the Group, its profit contribution to the Group's profit from operations increased from 57.9% of the first half of last year to 64.5% of this period, bringing a more stable profit source to the Group.

Tinplating

During the first half of 2006, the tinplate production and sales volume of Zhongshan Zhongyue Tinplate Industrial Co., Ltd ("Zhongyue Tinplate"), a subsidiary of the Group, amounted to 83,482 tonnes and 88,694 tonnes, a substantial increase of 87.9% and 122.5% respectively when compared with the corresponding period last year. The turnover amounted to HK$569,047,000, representing an increase of 71.2% comparing to the same period last year. Operating profit was HK$35,663,000, an increase of HK$11,413,000, or 47.1% comparing to the same period last year. The increase would have reached 73.2% if excluding the impairment loss of HK$6,334,000 arising from the closure of power plant due to the surging oil price. The tinplating business made the greatest profit contribution to the Group, with its turnover and operating profit accounting for 91.4% and 64.5% of the Group's turnover and operating profit respectively.

The construction project of a factory for production of black-plates was not affected by the macro-economic adjustment measures in the Mainland China and is currently under good progress. As at 30 June 2006, the work-in-progress amounted to HK$150,454,000, which was substantially internally funded by the Group. It is expected that such project will be put into commercial production early next year, thus resulting in lowering the production cost and its entry to the diversified tinplating market.

Being a prestigious tinplate manufacturer in the Mainland China, Zhongyue Tinplate was awarded the "Top Brand-Named Packaging Product in China" for its tinplate and tin-free steel products in April this year. It is the only tinplate manufacturer gaining this award in the PRC. In the second half of the year, we will continue to exploit our brand and technological advantages in order to gain further market share.

To accelerate the pace of development of Zhongyue Tinplate, the Group will acquire 5% equity interest from the PRC minority shareholders. After the acquisition, Zhongyue Tinplate will become a wholly-owned subsidiary of the Group. A share transfer agreement has already been signed on 13 September this year. Completion of the acquisition is subject to the approval from the government authorities. The acquisition signifies greater room for expansion and development for Zhongyue Tinplate in the future.

Property Leasing

The Group's leasing properties included the plant and staff dormitory of Zhongyue Shan Hai Industrial Co., Ltd. ("Shanhai"), and the office building in Hong Kong. In the first half of 2006, the total turnover of leasing properties owned by the Group amounted to HK$11,585,000, a decrease of 10.2% compared with the same period last year. The profit from operations of leasing properties amounted to HK$8,139,000, representing a decrease of 12.1% as compared with the same period last year.

To accelerate the pace of development of Shanhai, the Group will acquire 5% equity interest from the PRC minority shareholders. After the acquisition, Shanhai will become a wholly-owned subsidiary of the Group. A share transfer agreement has already been signed on 13 September this year. Completion of the acquisition is subject to relevant government approval. The acquisition signifies greater room for expansion and development for Shanhai in the future.

Foodstuffs Distribution and Trading

During the first half of 2006, turnover of foodstuffs distribution and trading business amounted to HK$42,149,000. With the impact of the bird flu this year, it represented a decrease of HK$12,258,000, or 22.5% as compared with the same period last year. For the first six months of this year, the operating profit from foodstuffs distribution and trading increased by HK$667,000, or 8.6%, from the same period last year to HK$8,381,000.

Foodstuffs distribution and trading is the traditional business of the Group. By taking measures such as opening up new sources of revenue, reducing costs and improving services, the Group will continue to maintain its agency business and actively expand its trading business, so as to maintain its competitive edge and provide the Group with a stable income stream.

FINANCIAL POSITION

As at 30 June 2006, the Group's total assets amounted to HK$1,407,707,000, and total liabilities stood at HK$373,421,000, representing an increase of HK$169,077,000 and HK$114,007,000 respectively compared with the positions at the end of last year. The net current assets decreased from HK$380,978,000 at the end of last year to HK$289,610,000, and the current ratio (current assets divided by current liabilities) decreased from 2.54 as at the end of last year to 1.81. The Group has a very sound financial position, laying a solid foundation for future business expansion.

Liquidity and Financial Resources

As at 30 June 2006, the Group maintained cash and cash equivalent balances of HK$186,139,000, of which an amount equivalent to HK$54,503,000 was Renminbi and the remaining amounts were denominated in Hong Kong dollars and US dollars. The cash and cash equivalents increased by 97.2% comparing with the position at the end of last year.

As at 30 June 2006, the Group's interest-bearing borrowings totaled HK$116,954,000. Accordingly, the Group's gearing ratio, which was measured on the basis of the Group's total interest-bearing borrowings over the shareholders' fund was 11.6%. The Group's interest-bearing borrowings will be repaid by the proceeds from the bills discounted to the banks on maturity and carry interests (or discounted rate) at annual rates ranging from 1.92% to 3.24%.

As at 30 June 2006, the Group's total available banking facilities amounted to HK$352,266,000, HK$83,622,000 of which was issued with letters of credit, and HK$268,644,000 was unutilized banking facilities while discounting bills as mentioned above did not use up any banking facilities. With its cash and cash equivalents on hand and the recurring cash flows from its operations, the Group believes that it will have sufficient funds to meet its present operation requirements and to further develop its businesses in the foreseeable future.

Exchange Rate Exposure

The Group's assets, liabilities and transactions were primarily denominated in Hong Kong dollars, US dollars or Renminbi. As the exchange rates of these currencies were relatively stable during the period, the Group was not exposed to significant exchange risk. Foreign exchange gain for the period was HK$4,109,000.

EMPLOYEES AND REMUNERATION POLICIES

As at 30 June 2006, the Group had a total of 628 full-time employees, increased by 103 compared with that as at the end of 2005. Among them, 22 were based in Hong Kong and 606 were based in the Mainland China. The staff remuneration is determined in accordance with the duties, workload, skill requirements, hardship, working conditions and individual performance with reference to the prevailing industry practices. In 2006, the Group continued to implement control on the headcount, organization structure and payroll of each subsidiary. The performance bonus incentive scheme for the management remained effective. Through performance assessment of each subsidiary, performance bonus for various profit rankings was paid on basis of net cash inflow from operation and profit after taxation. In addition, bonus will be distributed to the management, key personnel and outstanding staff according to assessment results of individual performance. These incentive schemes have effectively improved the morale of our staff members. The Group has also adopted a share option scheme to reward, attract, retain and motivate excellent and brilliant participants for their contributions to the Group.

PROSPECTS

With the development of the metal packaging industry, especially in the Mainland China, the domestic and overseas demand for tinplates remained strong with promising prospects. The crucial factor for success of the tinplating business in the second half of the year is still the supply of black-plates. With the commencement of operations of the black-plate factory, self production and external purchasing can supply up to 300,000 tonnes of black-plates next year. The management is actively studying the development strategies for exploring new markets, including construction of a new tinplate plant in northern China, leveraging the existing brandname, technology and low cost advantages of Zhongyue Tinplate together with the resource advantage established gradually. By lowering logistics costs and increasing market share, we will strive continuously to strengthen and expand the core tinplating business, aiming to achieve better operating results.

CORPORATE GOVERNANCE AND OTHER INFORMATION

Code on Corporate Governance Practices

The Company has applied the principles and complied with the code provisions of the Code on Corporate Governance Practices ("CG Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities ("Listing Rules") on The Stock Exchange of Hong Kong Limited ("Hong Kong Stock Exchange") throughout the six months ended 30 June 2006.

Model Code for Securities Transactions by Directors

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 of the Listing Rules as the code of conduct regarding directors' securities transactions. All directors have confirmed, upon specific enquiry by the Company, that they have complied with the required standard set out in the Model Code throughout the six months ended 30 June 2006.

Audit Committee

The Company established an audit committee in 1999 and its terms of reference are in line with the CG Code. The Audit Committee comprises the three independent non-executive directors, Mr. Gerard Joseph McMahon (chairman of the Audit Committee), Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar. The principal duties of the Audit Committee include, *inter alia*, the review of the completeness, accuracy and fairness of the Company's financial reports and the Group's internal controls and risk management systems.

The Audit Committee holds regular meetings and it met three times during the six months ended 30 June 2006.

Compensation Committee

The Company established a compensation committee in 1999 and its terms of reference are in line with the CG Code. The Compensation Committee comprises the chairman of the Board, Mr Liang Jiang, executive director and general manager, Mr. Tan Yunbiao, and the three independent non-executive directors, Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar (chairman of the Compensation Committee). The principal duties of the Compensation Committee include, inter alia, making recommendations to the Board relating to the Company's policy for directors' and senior management's remuneration, determining the executive directors' and senior management's remuneration packages, reviewing and approving their performance-based remuneration and compensation payable for their loss of offices.

During the six months ended 30 June 2006, two meetings were held by the Compensation Committee to explore into relevant issues.

Nomination Committee

The Company established a nomination committee in June 2005. The Nomination Committee comprises the chairman of the Board, Mr. Liang Jiang who is also chairman of the Nomination Committee, and the three independent non-executive directors, Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar. The principal duties of the Nomination Committee includes, *inter alia*, identifying suitable and qualified individuals to become board member and make recommendation on appointment and reappointment of directors.

During the six months ended 30 June 2006, a meeting was held by the Nomination Committee to explore into relevant issues.

Review of Interim Results

The Audit Committee has reviewed the unaudited interim financial report and the interim report of the Group for the six months ended 30 June 2006. In addition, the Company's external auditors, KPMG, have also reviewed the aforesaid unaudited interim financial report.

PURCHASE, SALE AND REDEMPTION OF LISTED SECURITIES

During the six months ended 30 June 2006, neither the Company, nor any of its subsidiaries has purchased, sold or redeemed any of the Company's securities listed on the Hong Kong Stock Exchange.

INTERIM DIVIDEND

The Board has resolved to declare the payment of an interim dividend of HK1.5 cents (six months ended 30 June 2005: Nil) per share for the six months ended 30 June 2006. The interim dividend will be paid to the shareholders whose names appear on the Register of Members on 5 October 2006. The interim dividend will be paid on 18 October 2006.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members will be closed on 4 October 2006 and 5 October 2006, during these two days no transfer of shares will be effected. In order to qualify for the interim dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, of Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:30 p.m. on 3 October 2006.

By order of the Board
Liang Jiang
Chairman

Hong Kong, 15 September 2006

As at the date of this announcement, the Board is composed of three executive directors, namely Messrs. Liang Jiang, Tan Yunbiao and Tsang Hon Nam, three non-executive directors, namely Messrs. Zhao Leili and Luo Fanyu and Miss Hao Zhuobing and three independent non-executive directors, namely Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.



GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code: 1203)

INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2005

The Board of Directors (the "Board") of Guangnan (Holdings) Limited (the "Company") is pleased to announce the unaudited consolidated interim results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2005 together with comparative figures. The results have been reviewed by the Company's auditors, KPMG, and the Company's audit committee.

INTERIM RESULTS
(Expressed in Hong Kong dollars)
Consolidated profit and loss account for the six months ended 30 June 2005 – unaudited

	Note	Six months ended 30 June 2005 $'000	2004 (restated) $'000
Turnover	3	399,791	389,555
Cost of sales		(343,515)	(326,829)
Gross profit		56,276	62,726
Net valuation gains on investment properties		22,149	–
Other revenue		7,248	6,472
Other net income		215	281
Distribution costs		(5,870)	(6,583)
Administrative expenses		(15,945)	(23,979)
Other operating expenses		(40)	(6,671)
Profit from operations		64,033	32,246
Non-operating income	4	44,509	76,223
Finance costs	5(a)	–	(343)
Share of profits less losses of associates		15,633	18,133
Profit from ordinary activities before taxation	5	124,175	126,259
Income tax	6	(4,564)	(25,384)
Profit after taxation		119,611	100,875
Attributable to:			
Equity holders of the Company		117,355	96,296
Minority interests		2,256	4,579
Profit after taxation		119,611	100,875
Transfer to other reserve		876	13,529
Earnings per share – Basic	7	1.30 cents	1.07 cents
Interim dividend		Nil	Nil

Consolidated balance sheet at 30 June 2005 – unaudited
(Expressed in Hong Kong dollars)

	Note	At 30 June 2005 $'000	At 31 December 2004 (restated) $'000
Non-current assets			
Fixed assets			
– Investment properties		206,415	184,298
– Other property, plant and equipment	8(a)	212,194	177,656
	8	418,609	361,954
Interest in leasehold land held for own use under an operating lease		8,729	8,854
Interest in associates		168,750	169,689
Other financial assets		202	202
		596,290	540,699
Current assets			
Other investments		3,200	3,200
Inventories		97,132	30,707
Trade and other receivables	9	166,701	120,079
Tax recoverable		12,015	–
Cash and cash equivalents	10	236,950	293,383
		515,998	447,369
Current liabilities			
Interest-bearing borrowings		–	7,851
Trade and other payables	11	175,821	170,127
Current taxation		20,044	14,556
		195,865	192,534
Net current assets		320,133	254,835
Total assets less current liabilities		916,423	795,534
Non-current liabilities			
Deferred tax liabilities		11,412	9,833
		905,011	785,701
Capital and reserves			
Share capital	12	901,583	901,583
Reserves		(23,594)	(140,668)
Total equity attributable to equity holders of the Company	12	877,989	760,915
Minority interests	12	27,022	24,786
Total equity	12	905,011	785,701

Notes on the unaudited interim financial report
(Expressed in Hong Kong dollars)

1. **Basis of preparation**

This interim financial report has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including compliance with Hong Kong Accounting Standard ("HKAS") 34, *Interim financial reporting*, issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

The interim financial report has been prepared in accordance with the same accounting policies adopted in the 2004 annual financial statements, except for the accounting policy changes that are expected to be reflected in the 2005 annual financial statements. Details of these changes in accounting policies are set out in note 2.

The preparation of an interim financial report in conformity with HKAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

This interim financial report contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2004 annual financial statements. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for full set of financial statements prepared in accordance with Hong Kong Financial Reporting Standards.

The interim financial report is unaudited, but has been reviewed by the Audit Committee of the Company and by the auditors, KPMG, in accordance with Statement of Auditing Standards 700, Engagements to review interim financial reports, issued by the HKICPA.

The financial information relating to the financial year ended 31 December 2004 that is included in the interim financial report as being previously reported information does not constitute the Company's statutory financial statements for that financial year but is derived from those financial statements. Statutory financial statements for the year ended 31 December 2004 are available from the Company's registered office. The auditors have expressed an unqualified opinion on those financial statements in their report dated 15 April 2005.

2. **Changes in accounting policies**

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards (HKFRSs, which term collectively includes HKASs and Interpretations) that are effective or available for early adoption for accounting periods beginning on or after 1 January 2005. The Board of Directors has determined the accounting policies expected to be adopted in the preparation of the Group's annual financial statements for the year ending 31 December 2005, on the basis of HKFRSs currently in issue.

The HKFRSs that will be effective or are available for voluntary early adoption in the annual financial statements for the year ending 31 December 2005 may be affected by the issue of additional interpretations or other changes announced by the HKICPA subsequent to the date of issuance of this interim report. Therefore the policies that will be applied in the Group's financial statements for that period cannot be determined with certainty at the date of issuance of this interim financial report.

The following sets out further information on the changes in accounting policies for the annual accounting period beginning on 1 January 2005 which have been reflected in this interim financial report.

(a) Summary of the effect of changes in the accounting policies

(i) Effect on opening balance of total equity at 1 January 2005 (as adjusted)

The following table sets out the adjustments that have been made to the opening balances at 1 January 2005. These are the aggregate effect of retrospective adjustments to the net assets as at 31 December 2004 and the opening balance adjustments made as at 1 January 2005.

	Note	Accumulated losses $'000	Capital and other reserves $'000	Total $'000	Minority interests $'000	Total equity $'000
Effect of new policy – increase/(decrease)						
Prior period adjustments						
HKAS 40						
Investment properties	2(d)	30,748	(36,843)	(6,095)	(321)	(6,416)

(ii) Effect on opening balance of total equity at 1 January 2004 (as adjusted)

The following table sets out only those adjustments that have been made to the opening balances at 1 January 2004. As explained in notes 2(b) and (e), certain of the changes in policies did not result in retrospective adjustments being made to the opening balances as at 1 January 2004 as this was prohibited by the relevant transitional provisions.

	Note	Accumulated losses $'000	Capital and other reserves $'000	Total $'000	Minority interests $'000	Total equity $'000
Effect of new policy – increase/(decrease)						
HKAS 40						
Investment properties	2(d)	16,400	(20,553)	(4,153)	(219)	(4,372)

(iii) Effect on profit after taxation for the six months ended 30 June 2005 (estimated) and 30 June 2004 (as adjusted)

In respect of the six months ended 30 June 2005, the following table provides estimates of the extent to which the profits for that period are higher or lower than they would have been had the previous policies still been applied in the interim period, where it is practicable to make such estimates.

In respect of the six months ended 30 June 2004, the table discloses the adjustments that have been made to the profits as previously reported for that period, in accordance with the transitional provisions of the respective HKFRSs. As retrospective adjustments have not been made for all changes in policies, as explained in notes 2(b) and (e), the amounts shown for the six months ended 30 June 2004 may not be comparable to the amounts shown for the current interim period.

	Note	Six months ended 30 June 2005: Equity holders of the Company $'000	Minority interests $'000	Total $'000	Six months ended 30 June 2004: Equity holders of the Company $'000	Minority interests $'000	Total $'000
Effect of new policy – increase/(decrease)							
HKFRS 3							
Business combinations *(Note)*		–	–	–	(723)	–	(723)
HKAS 40							
Investment properties	2(d)	20,960	66	21,026	(98)	(5)	(103)
		20,960	66	21,026	(821)	(5)	(826)

Note: The Group had early adopted HKFRS 3 issued by the HKICPA for the year ended 31 December 2004. As a result, negative goodwill existed at 1 January 2004 of $17,246,000 had been derecognised by way of an adjustment to the accumulated losses as at 1 January 2004. Comparative information was restated for the amortisation of negative goodwill.

	Six months ended 30 June 2005: Equity holders of the Company cents	Minority interests cents	Total cents	Six months ended 30 June 2004: Equity holders of the Company cents	Minority interests cents	Total cents
Effect of new policy – increase/(decrease)						
Effect on earnings per share:						
– basic	0.23	–	0.23	(0.01)	–	(0.01)
– diluted	N/A	N/A	N/A	N/A	N/A	N/A

(iv) **Effect on net income recognised directly in equity for the six months ended 30 June 2005 (estimated) and 30 June 2004 (as adjusted)**
In respect of the six months ended 30 June 2005, the following table provides estimates of the extent to which the income or expenses recognised directly in equity are higher or lower than they would have been had the previous policies still been applied in the interim period, where it is practicable to make such estimates.

In respect of the six months ended 30 June 2004, the table discloses the adjustments that have been made to the net income or expenses as previously reported for that period, in accordance with the transitional provisions of the respective HKFRSs.

	Note	*Six months ended 30 June 2005*			*Six months ended 30 June 2004*		
		Equity holders of the Company	*Minority interests*	*Total*	*Equity holders of the Company*	*Minority interests*	*Total*
		$'000	$'000	$'000	$'000	$'000	$'000
Effect of new policy – increase/(decrease)							
HKAS 40							
Investment properties							
– effect on investment properties revaluation reserve	2(d)	(18,959)	39	(18,920)	–	–	–

(b) ***Employee share option scheme (HKFRS 2, Share-based payment)***
In prior years, no amounts were recognised when employees (which term includes directors) were granted share options over shares in the Company. If the employees chose to exercise the options, the nominal amount of share capital and share premium of the Company were credited only to the extent of the option's exercise price receivable.

With effect from 1 January 2005, in order to comply with HKFRS 2, the Group is required to recognise the fair value of such options as an expense in the profit and loss account, or as an asset, if the cost qualifies for recognition as an asset under the Group's accounting policies. A corresponding increase is recognised in a capital reserve within equity.

Where the employees are required to meet vesting conditions before they become entitled to the options, the Group recognises the fair value of the options granted over the vesting period. Otherwise, the Group recognises the fair value in the period in which the options are granted.

If an employee chooses to exercise the options, the related capital reserve is transferred to share capital and share premium, together with the exercise price. If the options lapse unexercised the related capital reserve is transferred directly to retained profits.

The Group has taken advantage of the transitional provisions set out in paragraph 53 of HKFRS 2 under which the new recognition and measurement policies have not been applied to the following grants of options:

(a) all options granted to employees on or before 7 November 2002; and

(b) all options granted to employees after 7 November 2002 but which had vested before 1 January 2005.

All the options granted by the Company fell within the above two categories. This change in accounting policy has no impact on the results of the Group for the six months ended 30 June 2005. Details of the employee share option scheme can be found in the Company's annual report for the year ended 31 December 2004.

(c) ***Discontinuing operations (HKFRS 5, Non-current Assets Held for Sale and Discontinued Operations)***
With effect from 1 January 2005, in order to comply with HKFRS 5, the Group is required to classify operations as discontinued when the criteria to be classified as held for sale have been met or the Group has disposed of the operation. Held for sale is when the carrying amount of an operation will be recovered principally through a sale transaction and not through continuing use.

This new accounting policy has no impact on the financial statements for the six months ended 30 June 2005 and the comparative information.

(d) ***Investment properties (HKAS 40, Investment property, and HK(SIC) Interpretation 21, Income taxes – Recovery of revalued non-depreciable assets)***
Changes in accounting policies relating to investment properties are as follows:

(i) Timing of recognition of movements in fair value in the profit and loss account

In prior years, movements in the fair value of the Group's investment properties were recognised directly in the investment properties revaluation reserve except when, on a portfolio basis, the reserve was insufficient to cover a deficit on the portfolio, or when a deficit previously recognised in the profit and loss account had reversed, or when an individual investment property was disposed of. In these limited circumstances movements in the fair value were recognised in the profit and loss account.

Upon adoption of HKAS 40 as from 1 January 2005:

- all changes in the fair value of investment properties are recognised directly in the profit and loss account in accordance with the fair value model in HKAS 40; and

- dual use properties are treated as own use properties, unless the portions could be separately sold (or leased out under a finance lease), or the own use portion is insignificant.

These changes in accounting policy have been adopted retrospectively by decreasing the opening balance of accumulated losses as of 1 January 2005 by $30,768,000 (1 January 2004: $16,400,000) to include all of the Group's previous investment properties revaluation reserve and adjustments on accumulated depreciation of own use properties previously classified as dual use properties.

As a result of this new policy, the Group's profit before taxation for the six months ended 30 June 2005 has increased by $21,625,000 (six months ended 30 June 2004: decreased by $166,000), being the net increase in the fair value of the Group's investment properties.

(ii) Measurement of deferred tax on movements in fair value

In prior years, the Group was required to apply the tax rate that would be applicable to the rental income of investment properties to determine whether any amounts of deferred tax should be recognised on the revaluation of investment properties.

As from 1 January 2005, in accordance with HK(SIC) Interpretation 21, the Group recognises deferred tax on movements in the value of an investment property using tax rates that are applicable to the property's use, if the Group has no intention to sell it and the property would have been depreciable had the Group not adopted the fair value model.

This new interpretation has no impact on the financial statements for the six months ended 30 June 2005 and the comparative information.

(e) ***Financial instruments (HKAS 32, Financial instruments: Disclosure and presentation and HKAS 39, Financial instruments: Recognition and measurement)***
Changes in accounting policies relating to financial instruments are as follows:

Changes in measurement of financial instruments

In prior years, the accounting policies for certain financial instruments were as follows:

- equity investments held on a continuing basis for an identifiable long-term purpose were classified as investment securities and stated at cost less provision; and

- other investments were stated at fair value with changes in fair value recognised in the profit and loss account.

With effect from 1 January 2005, and in accordance with HKAS 39, the following new accounting policies are adopted for the financial instruments mentioned above:

- Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost less impairment losses; all other investments are classified as at fair value through profit and loss and carried at fair value. Changes in fair value are recognised in the profit and loss account.

  This new accounting policy has no impact on the financial statements for the six months ended 30 June 2005 and the comparative information.

- All derivative financial instruments entered into by the Group are stated at fair value. Changes in the fair value of derivatives held as hedging instruments in a cash flow hedge of committed future transactions are recognised in equity to the extent that the hedge is effective. Any ineffective portion of the changes in fair value of the derivatives is recognised in the consolidated profit and loss account.

  This new accounting policy has no impact on the financial statements for the six months ended 30 June 2005 and the comparative information.

(f) ***Minority interests (HKAS 1, Presentation of financial statements and HKAS 27, Consolidated and separate financial statements)***
In prior years, minority interests at the balance sheet date were presented in the consolidated balance sheet separately from liabilities and as a deduction from net assets. Minority interests in the results of the Group for the year were also separately presented in the profit and loss account as a deduction before arriving at the profit attributable to shareholders.

With effect from 1 January 2005, in order to comply with HKAS 1 and HKAS 27, minority interests at the balance sheet date are presented in the consolidated balance sheet within equity, separately from the equity attributable to the equity holders of the Company, and minority interests in the results of the Group for the period are presented on the face of the consolidated profit and loss account as an allocation of the total profit or loss for the period between the minority interests and the equity holders of the Company.

The presentation of minority interests in the consolidated balance sheet, consolidated profit and loss account and consolidated statement of changes in equity for the comparative period has been restated accordingly.

3. **Segmental information**
The Group's primary format for reporting segment information is business segments. Revenue from external customers (turnover) represents the sales value of goods supplied to customers and rental income. Net gains from revaluation of investment properties are included in the segment result for the property leasing segment. Analysis of the principal activities of the Group during the period are as follows:

Business segments

	Tinplating	*Live and fresh foodstuffs distribution*	*Foodstuffs trading*	*Property leasing*	*Inter-segment elimination*	*Unallocated*	*Consolidated*
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Period ended 30 June 2005							
Revenue from external customers	332,477	33,531	20,875	12,907	–	–	399,791
Inter-segment revenue	977	–	–	56	(1,033)	–	–
Other revenue from external customers	–	–	–	–	–	5,160	5,160
Total	333,454	33,532	20,875	12,963	(1,033)	5,160	404,951
Segment result	24,246	7,276	438	31,436	–	–	63,396
Unallocated operating income and expenses							637
Profit from operations							64,033

	Tinplating	*Live and fresh foodstuffs distribution*	*Feed production and livestock farming (discontinued)*	*Foodstuffs trading*	*Property leasing*	*Inter-segment elimination*	*Unallocated*	*Consolidated*
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Period ended 30 June 2004 (restated)								
Revenue from external customers	280,527	19,704	61,312	15,397	12,615	–	–	389,555
Inter-segment revenue	652	–	–	–	30	(682)	–	–
Other revenue from external customers	–	–	–	–	–	–	4,889	4,889
Total	281,179	19,704	61,312	15,397	12,645	(682)	4,889	394,444
Segment result	27,341	6,371	(3,882)	(73)	7,631	–	–	37,388
Unallocated operating income and expenses								(5,142)
Profit from operations								32,246

4. **Non-operating income**

	Note	*Six months ended 30 June* 2005	2004
		$'000	$'000
Write-back of liabilities	(i)	27,623	76,223
Recovery of bad debts	(ii)	16,886	–
		44,509	76,223

Notes:

(i) The amounts mainly represent the write-back of liabilities which have been outstanding for a long period of time with no demand for settlements. The Directors are of the opinion that the creditors will not lodge claims against the Group.

(ii) The amounts mainly represent the recovery of bad debts previously provided for or written off to the profit and loss account as the recoverability was in doubt. During the period, certain bad debts were recovered and the related provisions were written back to the profit and loss account accordingly.

5. **Profit from ordinary activities before taxation**
Profit from ordinary activities before taxation is arrived at after charging/(crediting):

	Six months ended 30 June 2005	2004 *(restated)*
	$'000	$'000
(a) Finance costs:		
Interest on bank advances and other borrowings repayable within 5 years	–	343
(b) Staff costs:		
Net contributions to/(refunded from) defined contribution plan	497	(155)
Salaries, wages and other benefits	12,127	20,578
	12,624	20,423
(c) Other items:		
Depreciation	2,587	3,388
Dividend income from listed securities	(118)	(118)
Net unrealised loss on other securities carried at fair value	–	47
Operating lease charges in respect of properties	297	305
Rentals receivable from investment properties less direct outgoings of $801,000 (six months ended 30 June 2004 (restated): $715,000)	(12,106)	(11,900)

6. **Income tax in the consolidated profit and loss account**
Taxation in the consolidated profit and loss account represents:

	Note	*Six months ended 30 June* 2005	2004 *(restated)*
		$'000	$'000
Current tax – Provision for Hong Kong Profits Tax			
Provision for Hong Kong Profits Tax at 17.5% on the estimated assessable profits for the period		1,522	1,061
Current tax – the PRC			
Tax for the period		9,196	17,583
Under-provision in respect of prior years		612	413
		9,808	17,996
Deferred tax			
Origination and reversal of temporary differences		1,585	2,603
Tax refund	(i)	(12,030)	–
Share of associates' taxation		3,679	3,725
	(ii)	4,564	25,384

Notes:

(i) The Group has successfully obtained tax refunds of PRC Enterprise Income Tax from the Tax Bureau of Zhongshan following the capitalisation of retained earnings of Zhongshan Zhongyue Tinplate Industrial Co., Ltd ("Tinplate") during the year ended 31 December 2004.

In addition, the Group is in the process of applying for tax refunds for the capitalisation of retained earnings of Tinplate during the six months ended 30 June 2005. The estimated amount of the refund is approximately RMB8,200,000, which has not been recognised in this interim financial report.

(ii) Income tax for subsidiaries or associates established and operating in other places within the PRC is calculated based on the applicable rates of income tax ruling in the relevant provinces or economic zones in the PRC.

7. **Earnings per share**

(a) ***Basic earnings per share***

The calculation of basic earnings per share is based on the profit attributable to equity holders of the Company of $117,355,000 (period ended 30 June 2004 (restated): $96,296,000) and the weighted average of 9,015,833,000 (six months ended 30 June 2004: 9,015,833,000) ordinary shares in issue during the period.

(b) ***Diluted earnings per share***

The diluted earnings per share for the six months ended 30 June 2005 and 2004 are not presented as there are no dilutive potential ordinary shares at the period ends.

8. **Fixed assets**

(a) ***Acquisitions and disposals***

During the six months ended 30 June 2005, the Group acquired items of plant and machinery with a cost of $37,016,000 (six months ended 30 June 2004: $2,043,000). No fixed asset was disposed of during the six months ended 30 June 2005. Items of plant and machinery with a net book value of $432,000 were disposed of during the six months ended 30 June 2004, resulting in a gain on disposal of $222,000.

(b) ***Valuation of investment properties***

Investment properties situated in Hong Kong carried at fair value were revalued on an open market value basis at 30 June 2005 by an independent firm of surveyors, Centaline Surveyors Limited, who have among their staff Fellows of Hong Kong Institute of Surveyors. Investment properties situated in mainland China carried at fair value were revalued by an independent firm of valuers in the PRC, 廣東星正會計師事務所有限公司－中國註冊房地產估價師, on an open market value basis. As a result of the update, a net gain of $22,149,000 (2004: $Nil), and *deferred* tax thereon of $1,585,000 (2004: $Nil), have been included in the consolidated profit and loss account.

(c) ***Leases***

The Group leases out investment properties, a pig farm and several items of machinery under operating leases. The leases run for an initial period of one to twenty eight years, with an option to renew the lease after that date at which time all terms are renegotiated. None of the leases includes contingent rentals.

The gross carrying amounts of investment properties of the Group and the Company held for use in operating leases were $206,415,000 (2004: $184,298,000) and $97,900,000 (2004: $78,200,000) respectively. The gross carrying amount of machinery of the Group held for use in operating leases was $720,000 (2004: $720,000) and the related accumulated depreciation was $648,000 (2004: $648,000).

9. **Trade and other receivables**

Included in trade and other receivables are trade debtors and bills receivable (net of provision for bad and doubtful debts) with the following ageing analysis based on invoice date:

	At 30 June 2005 $'000	*At 31 December 2004* $'000
Within 1 month	53,213	35,256
1 to 3 months	40,205	39,152
More than 3 months but less than 12 months	30,071	27,676
	123,489	102,084

The Group maintains a defined policy with credit period ranging from advance payment to not more than 180 days (2004: 180 days).

10. **Cash and cash equivalents**

Analysis of the balances of cash and cash equivalents is set out below:

	Note	*At 30 June 2005* $'000	*At 31 December 2004* $'000
Deposits with banks		149,027	157,597
Cash at bank and in hand		87,923	135,786
		236,950	293,383
Restricted cash deposits	(i)	–	(4,634)
	(ii)	236,950	288,749

Notes:

(i) In May 2004, a PRC third party filed a claim against a subsidiary of the Group alleging that the subsidiary had not settled an outstanding amount due to it. The Intermediate People's Court of Yue Yang City ("岳陽市中級人民法院") has ordered to freeze a bank deposit of the subsidiary amounted to $4,634,000 in this regard.

A Judgement was made on 12 December 2004 by the Intermediate People's Court of Yue Yang City against the subsidiary ordering the payment of the outstanding amount and related court charges. The subsidiary lodged an appeal to the High People's Court of Hunan Province ("湖南省高級人民法院") against the judgement and the judgement of the Intermediate People's court of Yue Yang City was repudiated on 31 January 2005. Accordingly, the frozen bank deposit of $4,634,000 has been released.

(ii) Included in cash and cash equivalents is a balance of RMB152,184,000 (2004: RMB243,704,000) which is not a freely convertible currency in the PRC and the remittance of funds out of the PRC is subject to the exchange restriction imposed by the PRC government.

11. **Trade and other payables**

Included in trade and other payables are trade creditors with the following ageing analysis:

	At 30 June 2005 $'000	*At 31 December 2004 (restated)* $'000
Due within 1 month or on demand	70,834	49,051

12. **Capital and reserves**

	Note	Attributable to equity holders of the Company										
		Share capital $'000	Share premium $'000	Capital redemption reserve $'000	Capital reserve $'000	Exchange reserves $'000	Revaluation reserves – investment properties $'000	Other reserves $'000	Accumulated losses $'000	Total $'000	Minority interests $'000	Total equity $'000
At 1 January 2004												
– as previously reported		901,583	1,747,898	971	49,850	(1,098)	20,600	12,807	(2,127,962)	594,249	28,384	622,633
– prior period adjustments in respect of investment properties	3(a)	–	–	–	–	47	(20,600)	–	16,400	(4,153)	(219)	(4,372)
– as restated, before opening balance adjustments		901,583	1,747,898	971	49,850	(1,051)	–	12,807	(2,111,562)	590,096	28,165	618,261
– opening balance adjustment in respect of negative goodwill		–	–	–	–	–	–	–	17,246	17,246	–	17,246
– as restated, after opening balance adjustment		901,583	1,747,898	971	49,850	(1,051)	–	12,807	(2,094,316)	607,342	28,165	635,507
Exchange difference on translation of financial statements of subsidiaries outside Hong Kong (as restated)		–	–	–	–	1,254	–	–	–	1,254	69	1,323
Share of associates' reserves		–	–	–	–	694	–	–	–	694	–	694
Transfer to statutory reserves		–	–	–	–	–	–	13,529	(13,529)	–	–	–
Dividends paid to minority Shareholders		–	–	–	–	–	–	–	–	–	(5,944)	(5,944)
Profit for the period (as restated)		–	–	–	–	–	–	–	96,296	96,296	4,579	100,875
At 30 June 2004 (as restated)		901,583	1,747,898	971	49,850	897	–	26,336	(2,011,549)	715,586	26,869	732,455

	Note	Attributable to equity holders of the Company										
		Share capital $'000	Share premium $'000	Capital redemption reserve $'000	Capital reserve $'000	Exchange reserves $'000	Revaluation reserves – investment properties $'000	Other reserves $'000	Accumulated losses $'000	Total $'000	Minority interests $'000	Total equity $'000
At 1 January 2005												
– as previously reported		901,583	1,747,898	971	48,314	(985)	16,908	1,430	(1,966,021)	767,810	25,307	793,117
– prior period adjustments in respect of investment properties	3(a)	–	–	–	–	31	(16,908)	–	10,760	(6,095)	(321)	(6,416)
– as restated		901,583	1,747,898	971	48,314	(954)	–	1,430	(1,955,261)	761,715	24,986	786,701
Exchange difference on translation of financial statements of subsidiaries outside Hong Kong		–	–	–	–	(255)	–	–	–	(255)	(15)	(270)
Transfer to statutory reserves		–	–	–	–	–	–	876	(876)	–	–	–
Share of associates' reserves		–	–	–	–	(26)	–	–	–	(26)	–	(26)
Dividend declared to minority shareholders		–	–	–	–	–	–	–	–	–	(2,212)	(2,212)
Contributions by minority shareholders		–	–	–	–	–	–	–	–	–	2,381	2,381
Profit for the period		–	–	–	–	–	–	–	117,355	117,355	2,256	119,611
At 30 June 2005		901,583	1,747,898	971	48,314	(1,229)	–	2,306	(1,837,574)	877,909	27,822	905,611

13. **Commitments**

(a) Capital commitments outstanding at 30 June 2005 not provided for in the financial statements were as follows:

	At 30 June 2005 $'000	*At 31 December 2004* $'000
Contracted for	113,313	35,144
Authorised but not contracted for	198,453	6,281
	311,766	41,425

(b) At 30 June 2005, the total future minimum lease payments under non-cancellable operating leases are payable as follows:

	At 30 June 2005 $'000	*At 31 December 2004* $'000
Within 1 year	241	348
After 1 year but within 5 years	3	44
	244	392

The Group leases a number of properties under operating leases. The leases run for an initial period of one to three years, with an option to renew the lease when all the terms are renegotiated. None of the leases includes contingent rentals.

(c) At 30 June 2005, the Company committed to provide finance of $6,489,000 (2004: $6,489,000) to an associate of the Group.

14. **Litigations**

At 30 June 2005, the Group had an outstanding litigation against a former *minority* shareholder of a subsidiary in respect of amounts due to the Group totalling approximately $40,000,000. The Group has pledged an equivalent amount of bills receivable with an authorised bank in the PRC in order to obtain a guarantee issued in favour of the Group to the Dongguan Intermediate People's Court. Full provision has previously been made against the amount due from the former minority shareholder.

A judgement in favour of the Group was obtained on 20 March 2005. The payment awarded pursuant to the judgement amounted to RMB27 million, together with interest thereon.

In view of the Group's overall interest, the Group has entered into a settlement agreement with the former minority shareholder on 23 August 2005 whereby the Group agreed to a final settlement of RMB14,000,000, the payment of which was subsequently received on 23 August 2005.

In the circumstance, the provision previously made against the receivable has been written back to the extent of the agreed final settlement amount during the period ended 30 June 2005.

15. **Post balance sheet event**

On 12 August 2005, a special resolution has been passed to effect a capital reorganisation. The purpose of such reorganisation is to eliminate the entire amount of accumulated losses recorded by the Company as at 31 December 2004, in the aggregate amount of approximately $2,139,578,000 and then to consolidate every ten issued and unissued reduced ordinary shares into one new ordinary share. The completion of the capital reorganisation is subject to the confirmation by the High Court for the capital reduction and permission from the Listing Committee of the Stock Exchange for consolidation of new ordinary shares.

16. **Possible impact of amendments, new standards and interpretations issued but not yet effective for the annual accounting period ending 31 December 2005**

Up to the date of issue of this interim financial report, the HKICPA has issued the following amendments, new standards and interpretations which are not yet effective for the accounting period ending 31 December 2005

	Effective for accounting periods beginning on or after
HK(IFRIC) 4, Determining whether an arrangement contains a lease	1 January 2006
Amendments to HKAS 19, Employee benefits – Actuarial Gains and Losses, Group Plans and Disclosures	1 January 2006

The above amendments, new standards and interpretations were not applied in this interim financial report because the Directors expect that the Group will not early apply them, where applicable when preparing the Group's annual financial statements for the year ending 31 December 2005.

The Group is in the process of making an assessment of the impact of these amendments, new standards and new interpretations in the period of initial application and has so far concluded that the adoption of them is unlikely to have a significant impact on the Group's results of operations and financial position.

INTERIM DIVIDEND

The Board resolved not to declare the payment of interim dividend for the six months ended 30 June 2005 (period ended 30 June 2004: Nil).

RESULTS

For the first half of 2005, the Group's unaudited consolidated profit attributable to equity holders of the Company was HK$117,355,000, representing an increase of 21.9% compared with HK$96,296,000 (restated) of the corresponding period last year. Basic earnings per share was HK1.3 cents, representing an increase of 21.5% from HK1.07 cents (restated) of the corresponding period last year.

BUSINESS REVIEW

During the period under review, consolidated turnover was HK$399,791,000, an increase of 2.6% while consolidated profit attributable to equity holders of the Company was HK$117,355,000, representing an increase of 21.9% from the corresponding period last year. For the first half of 2005, the continued shortage of black-plates resulted in the falling production and sales volume of tinplates. Nevertheless, with the compensation of price increase, there was an increase in the turnover of the tinplating business. Both the live and fresh foodstuffs distribution business and the foodstuffs trading business recovered from the impact of bird flu and saw a satisfactory increase in turnover. Such increase has partly offset the loss of turnover resulted by the disposal of non-core businesses last year. The net margin was squeezed by the rising prices of various major raw materials of tinplates as well as the falling sales volume. Net profit from live and fresh foodstuffs distribution and foodstuffs trading businesses increased. Despite a decrease in non-operating income and share of profit from the associates as compared with the corresponding period last year, the overall profit attributable to equity holders of the Company still recorded an increase.

Tinplating

For the first half of 2005, the production and sales volume of Zhongshan Zhongyue Tinplate Industrial Co., Ltd., a subsidiary of the Group, amounted to 44,421 tonnes and 39,864 tonnes, representing a decrease of 1.9% and 10.4% respectively when compared with the corresponding period last year. The turnover of HK$332,477,000 increased by 18.5% whereas operating profit decreased HK$3,095,000 or 13.3% as compared with the corresponding period last year. The decrease was mainly due to the lack of black-plates and the surge of the prices of materials, such as black-plates, crude oil and tin ingots. The increase of costs was higher than the price increase.

The tinplating business is the core business of the Group which made the greatest profit contribution and has the most promising prospects and remains to be our focus of development. The production was affected to a certain extent by the continuous shortage of black-plates at the beginning of the year. The management utilized the Group's free fund to stock up black-plates while the tight supply started to ease in May to prepare for the commencement of production of its tin-free steel production line with annual capacity of 80,000 tonnes by the end of July. In view of the anticipated increase of production in the second half of the year, the Group beefed up its sales efforts apart from sourcing black-plates. In addition to the strengthening of its sales team and improvement of incentive system, the Group adopted a strategy to promote sales by focusing on its major markets and products. As a result, the turnover of goods improved. It is expected that production and sales of tinplate will attain a new record in the second half of the year.

Property Leasing

The Group's leasing properties included the plant and staff dormitory of Zhongyue Shan Hai Industrial Co., Ltd., and the office building in Hong Kong. For the first half of 2005, the total revenue of leasing properties owned by the Group was recorded at HK$12,907,000, an increase of 2.3% compared with the corresponding period last year. The operating profit of leasing properties amounted to HK$31,436,000, representing a substantial increase of 312% as compared with the corresponding period last year. Among this, HK$22,149,000 was attributable to property revaluation gains under the new accounting standards this year.

Live and Fresh Foodstuffs Distribution

For the first half of 2005, turnover of live and fresh foodstuffs distribution business was recorded at HK$33,332,000, representing an increase of HK$13,828,000 or 70.2% as compared with the corresponding period last year. This was mainly attributable to the improvement of poultry agency business and live and fresh foodstuffs trading business when the impact of bird flu subsided. On the other hand, income from livestock business increased as a result of price increase while the growth of live poultry volume remained steady as last year. For the first six months of the year, the operating profit was recorded at HK$7,276,000, which increased by HK$899,000, or 14.1%, as compared with the corresponding period last year.

Live and fresh foodstuffs distribution is the traditional business of the Group. By taking measures such as opening up new sources of revenue, reducing costs and improving services, the Group will continue to maintain its agency business and actively expand its trading business of live and fresh foodstuffs distribution, so as to maintain its competitiveness and provide the Group with a stable income stream.

Foodstuffs Trading

For the first half of 2005, turnover of the Group's foodstuffs trading business amounted to HK$20,875,000, representing an increase of 35.6% as compared with the corresponding period last year, while profit from operations was HK$438,000. The Group's turnaround was mainly attributable to the absence of the impact of bird flu which significantly hampered the foodstuffs trading business last year.

In spite of the fact that the foodstuffs trading business is a non-core and non-advantageous business, the resources alignment exercise for the live and fresh foodstuffs distribution business and the foodstuffs trading business for centralized management, effective use of resources and complementation of businesses may contribute to the Group's profits.

FINANCIAL POSITION

As at 30 June 2005, the Group's total assets amounted to HK$1,112,288,000, and total liabilities stood at HK$207,277,000, representing an increase of HK$124,220,000 and HK$4,910,000 respectively compared with the positions at the last year end. The net current assets increased from HK$254,835,000 at the end of 2004 to HK$320,133,000, and the current ratio (current assets divided by current liabilities) increased 13.4% from the end of 2004. The Group has a very sound financial position, paving the way for future business expansion.

Liquidity and Financial Resources

As at 30 June 2005, the Group maintained cash and cash equivalent balances of HK$236,950,000. The currency was principally denominated in Renminbi with the amount equivalent to HK$142,886,000 while the remaining was denominated in Hong Kong dollars and US dollars. Cash balances decreased by 19.2% from the end of the last year. During the period under review, the major cash outflow was contributed to the construction of a new production line with the amount of HK$35,749,000, as well as the increase in the reserve of raw materials for the new production line to commence production.

As at 30 June 2005, the Group has no interest-bearing borrowings. Accordingly, the Group's gearing ratio, which was measured on the basis of the Group's total interest-bearing borrowings over the shareholders' fund, decreased from 1% at the end of the last year to zero.

As at 30 June 2005, the Group's total available banking facilities amounted to HK$237,600,152, of which HK$120,766,560 have been utilized. The unutilized banking facilities amounted to HK$116,833,592. With its cash and cash equivalents holdings and the recurring cash flow from its operations, the Group believes that it will have sufficient funds to meet its present operation requirements and the requirements to further develop its business in the foreseeable future.

Charge on Group's Assets

As at 30 June 2005, certain bills receivable of the Group amounting to approximately HK$40,000,000 has been pledged with a licensed bank in the PRC in order to secure a guarantee issued in favour of the Group to the Dongguan Intermediate People's Court for a litigation against a former minority shareholder of a subsidiary for recovering an equivalent amount due to the Group. As the litigation was settled on 23 August 2005, cancellation of the guarantee is under process.

Capital Restructuring

As at 30 June 2005, the Group recommended to carry out capital restructuring to fully write off the accumulated losses as so as to prepare for future dividend distribution. Such recommendation was passed at the extraordinary general meeting on 12 August 2005 subject to the confirmation of High Court and the related approval from The Stock Exchange of Hong Kong Limited. Capital restructuring involves reduction of share capital, share premium account and capital redemption reserve, as well as the utilization of capital reserve and the consolidation of shares. Of the fund resulted from capital reduction, approximately HK$110,000,000 will be set aside as special capital reserve while the remaining of about HK$340,000,000, together with credit in share premium account, capital redemption reserve and capital reserve, will be used to eliminate accumulated losses. The nominal value of issued shares will be reduced from HK$0.1 to HK$0.05. Every 10 shares of HK$0.05 each will be consolidated into a new share of HK$0.50 each. Following the elimination of accumulated losses, the respective proportional shareholder interests will remain unchanged. The Group's assets, business, operations and shareholding of shareholders will not be affected by capital restructuring. There is no guarantee for the time and amount of future dividend. However, the legal impediment for the Company's dividend distribution will be eliminated after capital restructuring.

Litigation

The Group filed a claim against a former minority shareholder of a subsidiary for approximately HK$40,000,000 due to the Group. Provision was fully made against such receivable as at 31 December 2000.

In March 2005, a judgment of Dongguan Intermediate People's Court in favour of the Group had been obtained. The payment awarded under the judgment amounted to RMB27,000,000 together with interest thereon. The Group and the former minority shareholder respectively had lodged an appeal. Having considered the legal opinion and the Group's overall interest, the Group and the former minority shareholder as fostered and confirmed by the Court made a settlement of the case at RMB11,000,000 on 23 August 2005 and the settlement consideration was received by the Group on the same day.

Exchange Rate Exposure

The Group's assets, liabilities and transactions were primarily denominated in Hong Kong dollars, US dollars or Renminbi. As the exchange rates of these currencies were relatively stable during the year, the Group was not exposed to significant exchange risk.

EMPLOYEES AND REMUNERATION POLICIES

As at 30 June 2005, the Group has a total of 481 full-time employees, increased by 33 compared with that as at the end of 2004. 24 of the employees were based in Hong Kong and 457 were in mainland China. The staff remuneration is determined in accordance with the duties, workload, skill requirements, hardship, working conditions, individual performance with reference to the prevailing industry practices. In 2005, the Group continued to implement control on the headcount, organization structure and total salaries of each subsidiary. The performance bonus incentive scheme for the management remained effective. Through performance assessment of each subsidiary, performance bonus for various profit rankings was paid on basis of net cash inflow from operation and profit before tax. In addition, bonus will be rewarded to the management, key personnel and outstanding staff through assessment of individual performance. These incentive schemes have effectively improved the morale of our staff members. The Group has also adopted a share option scheme to reward, attract, retain and motivate excellent and brilliant participants for their contribution to the Group.

PROSPECTS

The demand for tinplate, one of the major raw materials for metal packaging, remains strong with promising prospect. As the new tin-free steel production line with an annual output of 80,000 tonnes commenced operation at the end of July and the supply of black-plates is becoming sufficient, the production and sales volume of tinplate will possibly rise in the second half of 2005. Construction of the black-plate manufacturing plant with an annual output of 150,000 tonnes is well in progress and the plant is expected to commence operation by the end of 2006. By then, the shortage of black-plates that has been hindering the development of the tinplate business will be largely relieved and a more stable and substantial profit contribution from the tinplate business is anticipated.

CORPORATE GOVERNANCE AND OTHER INFORMATION

Code on Corporate Governance Practices

The Company has complied with the applicable code provisions set out in the Code on Corporate Governance Practices as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") during the six months ended 30 June 2005, with the exception that certain non-executive directors are not appointed for specific terms as non-executive directors are subject to retirement by rotation and re-election at annual general meetings in accordance with the Company's Articles of Association.

Model Code for Securities Transactions by Directors

The Company has adopted the Model Code set out in Appendix 10 of the Listing Rules as the code of conduct regarding Directors' securities transactions. All directors have confirmed, following specific enquiry by the Company, that they have complied with the required standard set out in the Model Code throughout the six months ended 30 June 2005.

Audit Committee

The Company has established an audit committee to review the adequacy and effectiveness of the internal control and compliance procedures of the Group, the principles, policies and practices adopted in the preparation of the Group accounts and the annual financial statements for compliance with all statutory requirements and to maintain an appropriate relationship with the Company external auditors. The Committee comprises three independent non-executive directors and Mr. Gerard Joseph McMahon is the chairman of the Committee.

The Committee holds regular meetings and it met four times during the six months ended 30 June 2005.

Compensation Committee

The Company has established a compensation committee to review the Company's remuneration policy of directors and senior management, to make recommendation concerning the remuneration policy, share option scheme and incentive schemes. The Committee comprises the Chairman of the Board, the general manager and three independent non-executive directors and Mr. Li Kar Keung, an independent non-executive director, is the chairman of the Committee.

A meeting was held and resolutions were passed by the Committee to explore into relevant issues during the six months ended 30 June 2005.

Nomination Committee

During the six months ended 30 June 2005, the Company established a nomination committee to make recommendation on the selection of appropriate candidate for the appointment as director. The Committee comprises the Chairman of the Board and three independent non-executive directors and Mr. Liang Jiang, Chairman of the Board, is the chairman of the Committee.

Review of Interim Results

The Group's interim financial report for the six months ended 30 June 2005 has not been audited, but has been reviewed by the Company's auditors, Messrs. KPMG, and the Audit Committee.

Purchase, sale and redemption of listed securities

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the six months ended 30 June 2005.

By order of the Board
Liang Jiang
Chairman

Hong Kong, 20 September 2005

As at the date of this announcement, the Board of the Company comprises Messrs. Liang Jiang, Tan Yunbiao and Tsang Hon Nam as executive directors, Mr. Zhao Leili, Mr. Luo Fanyu and Miss Liang Jianqin as non-executive directors, and Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar as independent non-executive directors.

H.C.M.P. No. 2273/2005

**IN THE HIGH COURT OF THE
HONG KONG SPECIAL ADMINISTRATIVE REGION
COURT OF FIRST INSTANCE**

MISCELLANEOUS PROCEEDINGS NO. 2273 OF 2005

IN THE MATTER OF

**GUANGNAN (HOLDINGS) LIMITED
廣南(集團)有限公司**

**(formerly known as
GUANGNAN HONG COMPANY LIMITED
(廣南行有限公司))**

AND

**IN THE MATTER OF SECTION 59 OF
THE COMPANIES ORDINANCE
(CHAPTER 32 OF THE LAWS OF HONG KONG)**

NOTICE IS HEREBY GIVEN that on 20th October, 2005, a Petition was presented by Guangnan (Holdings) Limited 廣南(集團)有限公司 (the "Company") to the High Court of the Hong Kong Special Administrative Region (the "High Court") for the confirmation of the reduction of the capital of the Company, the cancellation of the credit standing in the share premium account and capital redemption reserve, and the application of capital reserve of the Company.

AND NOTICE IS FURTHER GIVEN that the Petition is directed to be heard before the Honourable Madam Justice Kwan at the High Court, No.38 Queensway, Hong Kong at 9:30 a.m. on the 7th day of December, 2005.

ANY creditor or shareholder of the Company desiring to oppose the making of an Order for the confirmation of the reduction of the capital of the Company, the cancellation of the credit standing in the share premium account and capital redemption reserve, and the application of capital reserve of the Company should appear at the time of hearing in person or by Counsel for that purpose.

A copy of the Petition will be furnished to any such person requiring the same by the undermentioned solicitors acting for the Company upon payment of the regulated charge for the same.

Dated the 28th day of November, 2005

P. C. WOO & CO.
Solicitors for the Petitioner
12th Floor, Prince's Building
10 Chater Road
Central, Hong Kong
Tel: 2533 7700
Fax: 2525 6516

H.C.M.P. No. 2273/2005

IN THE HIGH COURT OF THE HONG KONG SPECIAL ADMINISTRATIVE REGION COURT OF FIRST INSTANCE

MISCELLANEOUS PROCEEDINGS NO. 2273 OF 2005

IN THE MATTER OF

GUANGNAN (HOLDINGS) LIMITED
廣南(集團)有限公司
(FORMERLY KNOWN AS GUANGNAN HONG COMPANY LIMITED (廣南行有限公司))

AND

IN THE MATTER OF SECTION 59 OF THE COMPANIES ORDINANCE (CHAPTER 32 OF THE LAWS OF HONG KONG)

NOTICE IS HEREBY GIVEN that the Order of the High Court of the Hong Kong Special Administrative Region (the "Court") dated 7th December, 2005 confirming the reduction of the share capital of Guangnan (Holdings) Limited 廣南(集團)有限公司 (the "Company"), and the cancellation of the credit standing in the share premium account and capital redemption reserve, and the application of capital reserve of the Company and the Minute approved by the Court showing with respect to the share capital of the Company the particulars required by the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) were duly registered by the Registrar of Companies on 8th December, 2005.

The Minute is in words and figures following:—

"By virtue of a special resolution dated 12th August 2005 and the Company's undertaking to credit to a capital reduction reserve in the books of account of the Company to be designated as Capital Reduction Reserve Account in the sum of HK$107,439,597.95 on terms as set out in the Undertaking attached to the Order (hereinafter defined), with the sanction of an Order of the High Court of the Hong Kong Special Administrative Region dated 7th December 2005 ("the Order"):—

(i) the entire amount standing to the credit of the share premium account of the Company was eliminated;

(ii) the entire amount standing to the credit of the capital redemption reserve of the Company was eliminated;

(iii) the authorised share capital to the Company was reduced from HK$1,500,000,000.00 divided into 15,000,000,000 shares of nominal value of HK$0.10 each to HK$750,000,000.00 divided into 15,000,000,000 shares of nominal value of HK$0.05 each;

(iv) the issued share capital of the Company was reduced from HK$901,583,285.90 divided into 9,015,832,859 shares of nominal value of HK$0.10 each to HK$450,791,642.95 divided into 9,015,832,859 shares of nominal value of HK$0.05 each; and

(v) immediately after such reduction of capital, the authorized share capital of the Company will be restored to the original amount of HK$1,500,000,000.00 by the creation of 15,000,000,000 unissued shares of nominal value of HK$0.05 each.

Accordingly, on the registration of this Minute, the authorised share capital of the Company is HK$1,500,000,000.00 divided into 30,000,000,000 shares of nominal value of HK$0.05 each, of which 9,015,832,859 shares have been issued and are fully paid up or credited as fully paid and the remainder are unissued."

Dated the 23rd day of December, 2005.

P. C. WOO & CO.
Room 1225, 12th Floor
Prince's Building
Central, Hong Kong
Solicitors for the Company

GDH 廣南(集團)有限公司
香港皇后大道東24-32號金鐘匯中心22樓
GUANGNAN (HOLDINGS) LIMITED
22/F. Tesbury Centre, No. 24-32, Queen's Road East, H.K.
Tel: (852) 2828 3938 Fax: (852) 2583 9288

- Tsang Hon Nam: 13 March 2006
- Zhao Leili: 25 September 2006, 13 March 2006, 23 January 2006, 18 January 2006, 19 December 2005, 03 November 2005 and 19 October 2005
- Luo Fanyu : 13 March 2006
- Liang Jianqin: 13 March 2006
- Gerard J. McMahon: 13 March 2006
- Tam Wai Chu: 13 March 2006
- Li Kar Keung: 13 March 2006

(b) *Director Notice – Form 3B*

- Zhao Leili: 12 June 2006 and 28 April 2006
- Luo Fanyu: 23 December 2005, 05 October 2005, 29 August 2005, 26 August 2005 and 12 August 2005

(c) *Corporate Substantial Shareholder Notice – Form 2*

- GDH Limited:19 December 2005
- Guangdong Yue Gang Investment Holdings Company Limited: 19 December 2005

(3) Statutory Returns filed with Hong Kong Companies Registry:

- Form D2A dated 9 August 2006
- Form D3 dated 8 August 2006
- Memorandum and Articles of Association reprinted on 9 June 2006
- Special Resolution passed on 9 June 2006
- Form D2B dated 17 March 2006

- SC11 dated 20 December 2005
- Form SC4 dated 22 December 2005
- Form R1 dated 26 August 2005
- Form D2B dated 4 August 2005

(4) Monthly Return on Movement of Listed Equity Securities (Form I) for the months ended 31 July 2005 to 30 September 2006

(5) 2005 Interim Report and 2005 Annual Report

(6) 2006 Interim Report

For and on behalf of
GUANGNAN (HOLDINGS) LIMITED



Lorraine Cheung
Company Secretary

Encl.



GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 1203)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an Annual General Meeting of Guangnan (Holdings) Limited (the "Company") will be held at The Boardroom, Basement II, The Wharney Guang Dong Hotel Hong Kong, No. 57–73 Lockhart Road, Wanchai, Hong Kong on Friday, 9th June, 2006 at 2:30 p.m. for the following purposes:

As Ordinary Business:

1. To receive and consider the audited consolidated financial statements and the reports of the directors ("Directors") of the Company and the auditors ("Auditors") of the Company for the year ended 31 December 2005.
2. To declare a final dividend for the year ended 31 December 2005.
3. To re-elect retiring Directors and authorise the Directors to fix the remuneration of the Directors.
4. To re-appoint Auditors and authorise the Directors to fix their remuneration.

And as Special Business, to consider and, if thought fit, to pass with or without amendments, the following as ordinary resolutions:

ORDINARY RESOLUTIONS

5. "THAT:

(a) subject to the other provisions of this resolution and pursuant to Section 57B of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong), the exercise by the Directors during the Relevant Period (as defined in paragraph (d) of this resolution) of all the powers of the Company to allot, issue and deal with ordinary shares of HK$0.50 each in the capital of the Company (the "Ordinary Shares") and/or options, warrants and/or instruments carrying rights to subscribe for any Ordinary Shares or securities convertible into Ordinary Shares, and to make and/or grant offers, agreements and/or options which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this resolution shall be in addition to any other authorisation given to the Directors and shall authorise the Directors during the Relevant Period to make and/or grant offers, agreements and/or options which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of the Ordinary Shares allotted, issued or dealt with, or agreed conditionally or unconditionally to be allotted, issued or dealt with (whether pursuant to an option or otherwise) by the Directors pursuant to the approval given under paragraph (a) of this resolution, otherwise than pursuant to (i) a Rights Issue (as defined in paragraph (d) of this resolution), (ii) the exercise of the subscription or conversion rights attaching to any warrants, preference shares, outstanding convertible bonds or other securities issued by the Company which are convertible into Ordinary Shares, (iii) the exercise of options granted by the Company under any option scheme or similar arrangement for the time being adopted for the grant to directors, officers and/or employees of the Company and/or any of its subsidiaries and other eligible person (if any) of rights to acquire Ordinary Shares, or (iv) any scrip dividend or similar arrangement providing for the allotment of Ordinary Shares in lieu of the whole or part of a dividend on the Ordinary Shares in accordance with the Articles of Association of the Company (the "Articles"), shall not exceed 20 per cent. of the aggregate nominal amount of the Ordinary Shares in issue as at the date of the passing of this resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles or any applicable laws of the Hong Kong Special Administrative Region of the People's Republic of China ("Hong Kong") to be held; and

(iii) the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting;

and,

allotted, issued or dealt with or agreed conditionally or unconditionally to be allotted, issued or dealt with by the Directors pursuant to the approval in the said resolution no. 5."

And as Special Business, to consider and, if thought fit, to pass with or without amendments, the following resolution as a special resolution:

SPECIAL RESOLUTION

8. "**THAT** the articles of association of the Company (the "Articles") be and is hereby amended in the follow manner:

(a) By deleting the existing Article 92 and substituting therefor the following new Article 92:

Without prejudice to the power of the Company in general meeting in pursuance of any of these Articles to appoint any person to be a Director and subject to the Ordinance, the Board shall have power at any time and from time to time to appoint any person to be a Director, either to fill a causal vacancy or as an addition to the existing Board, but so that the total number of Directors shall not at any time exceed any maximum number fixed by or in accordance with these Articles. Any Director so appointed by the Board shall hold office only until the first general meeting after his appointment and shall then be eligible for re-election but shall not be taken into account in determining the Directors or the number of Directors who are to retire by rotation at such meeting.

(b) By deleting the existing Article 105 and substituting therefor the following new Article 105:

No person other than a retiring Director shall, unless recommended by the Board for election, be eligible for election to the office of Director at any general meeting unless notice in writing of the intention to propose that person for election as a Director and notice in writing by that person of his consent to be elected shall have been lodged at the Registered Office. The period for lodgement of such notices shall commence on (and include) the day after the despatch of the notice of the meeting appointed for such election and end on (and exclude) the date that is seven (7) days before the date appointed for the meeting.

(c) By adding a new Article 107A immediately after the existing Article 107:

Notwithstanding any other provisions in these Articles and subject to any requirements on retirement of Directors by rotation as may be provided under the Listing Rules, there shall also be required to retire by rotation any Director (including those appointed for a specific term) who at an annual general meeting of the Company (the "Forthcoming AGM") shall have been a Director for three calendar years (the "3 Year Period") prior to (but including) the date of the Forthcoming AGM and who has not been elected or re-elected at any general meeting of the Company during the 3 Year Period and who has not otherwise ceased to be a Director (either by resignation, retirement, removal or otherwise) and been re-elected by a general meeting of the Company at or since any general meeting of the Company during the 3 Year Period, notwithstanding that the total number of Directors to retire at the relevant annual general meeting would as a result exceed one-third of the Directors for the time being."

By order of the Board
CHEUNG Mo Ching
Company Secretary

Hong Kong, 3 May 2006

Registered office:
22/F., Tesbury Centre
No. 24–32 Queen's Road East
Hong Kong

Notes:

(i) A shareholder entitled to attend and vote at the above meeting may appoint one or more proxies to attend and, on a poll, vote in his place and such proxy need not be a shareholder of the Company.

(ii) To be valid, the form of proxy together with the power of attorney (if any) or other authority (if any) under which it is signed (or a notarially certified copy of such power or authority) must be delivered to the registered office of the Company at 22/F., Tesbury Centre, No. 24–32 Queen's Road East, Hong Kong,



GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 1203)

CHANGE OF NON-EXECUTIVE DIRECTORS

The Board announces that with effect from 8 August 2006:

(1) Ms. Liang Jianqin resigned as a non-executive director of the Company; and

(2) Ms. Hou Zhuobing is appointed as a non-executive director of the Company.

The board of directors (the "Board") of Guangnan (Holdings) Limited (the "Company") announces that Ms. Liang Jianqin resigned as a non-executive director of the Company with effect from 8 August 2006. Ms. Liang confirmed that there is no disagreement with the Board and there is no matter relating to her resignation that needs to be brought to the attention of the shareholders of the Company.

The Board is pleased to announce that Ms. Hou Zhuobing is appointed a non-executive director of the Company with effect from 8 August 2006.

Ms. Hou Zhuobing, aged 45, acted as a non-executive director of the Company between May 2000 to July 2002. Ms. Hou graduated from the department of international finance of Jinan University, the PRC and obtained a Master's degree in Business Administration from Murdoch University, Australia. Ms. Hou has extensive experience in treasury management and had worked for Guangzhou International Trust Investment Co., Ltd., Development Zone Branch. She joined the finance department of Guangdong Enterprises (Holdings) Limited in 1988 and was the general manager of finance department of GDH Limited ("GDH") between August 2000 to July 2002. After that, Ms. Hou acted as director and financial controller of Guangdong Teem (Holdings) Limited until July 2006 when she becomes the general manager of finance departments of 廣東粵港投資控股有限公司 (Guangdong Yue Gang Investment Holdings Company Limited) ("Yue Gang") and GDH. Yue Gang and GDH are the ultimate holding company and the immediate holding company of the Company respectively.

Save as stated above, Ms. Hou is not related to any director, senior management, substantial shareholder or controlling shareholder of the Company.

As at the date of the announcement, Ms. Hou does not have interests in the shares within the meaning of Part XV of the Securities and Futures Ordinance.

Ms. Hou has no service contract with the Company and will hold office until the conclusion of the annual general meeting of the Company to be held in 2007. In accordance with the articles of association of the Company, Ms. Hou is entitled to such director's fee and emoluments as may be approved by the Board. Her emoluments (if any) will be determined by reference to job responsibilities and the prevailing market conditions.

Save as stated above, in relation to the appointment of Ms. Hou as a non-executive director of the Company, there is no information which is discloseable nor is/was she involved in any of the matters required to be disclosed pursuant to any of the requirements of the provisions under rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and there is no other matter which needs to be brought to the attention of the shareholders of the Company.

The Board would like to express its appreciation to Ms. Liang Jianqin for her contribution to the Company in the past.

By order of the Board
Liang Jiang
Chairman

Hong Kong, 8 August 2006

As at the date of this announcement, the Board is composed of three executive directors, namely Messrs. Liang Jiang, Tan Yunbiao and Tsang Hon Nam, three non-executive directors, namely Messrs. Zhao Leili and Luo Fanyu and Miss Hou Zhuobing and three independent non-executive directors, namely Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.



GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 1203)

ANNUAL GENERAL MEETING HELD ON 9 JUNE 2006
POLL VOTING RESULTS

At the 2006 Annual General Meeting (the "AGM") of Guangnan (Holdings) Limited (the "Company") held on 9 June 2006, poll voting was demanded by the Chairman for voting on all proposed resolutions, as set out in the notice of AGM dated 3 May 2006. The poll results in respect of the resolutions proposed at the AGM are as follows:

	Ordinary Resolutions	No. of Votes (Approx. %)	
		For	Against
1.	To receive and consider the audited consolidated financial statements and the reports of the Directors and the Auditors for the year ended 31 December 2005.	559,802,468 (100%)	0 (0%)
2.	To declare a Final Dividend for the year ended 31 December 2005.	559,802,468 (100%)	0 (0%)
3A.	To re-elect Directors:– (i) Mr. Tan Yunbiao	559,802,468 (100%)	0 (0%)
	(ii) Mr. Tsang Hon Nam	559,802,468 (100%)	0 (0%)
	(iii) Miss Liang Jianqin	559,802,468 (100%)	0 (0%)
3B.	To authorise the Board to fix the Directors' remuneration.	550,196,468 (100%)	0 (0%)
4.	To re-appoint Auditors and authorise the Directors to fix their remuneration.	559,802,468 (100%)	0 (0%)
5.	To grant a general mandate to the Directors to issue shares of the Company.	550,185,868 (99.9981%)	10,600 (0.0019%)
6.	To grant a general mandate to the Directors to repurchase shares of the Company.	559,802,468 (100%)	0 (0%)
7.	To extend the general mandate granted to the Directors to issue shares by adding the number of shares repurchased.	559,792,468 (99.9982%)	10,000 (0.0018%)
	Special Resolution	**No. of Votes (Approx. %)**	
		For	**Against**
8.	To amend the Articles of Association of the Company.	550,196,468 (100%)	0 (0%)

Resolutions number 1 to 7 were approved and passed by shareholders as ordinary resolutions and resolution number 8 was approved and passed by shareholder as special resolution. Shareholders may refer to the notice of AGM dated 3 May 2006 for details of the resolutions.

As at the date of the AGM, the number of issued shares of the Company was 901,583,285 shares, which was the total number of shares entitling the holders to attend and vote for or against all the resolutions proposed at the AGM. There were no restrictions on any shareholders to cast votes on any of the proposed resolutions at the AGM.

Computershare Hong Kong Investor Services Limited, Share Registrar of the Company, acted as scrutineers for the poll at the AGM.

By order of the Board
LIANG Jiang
Chairman

Hong Kong, 9 June 2006

As at the date of this announcement, the board of directors of the Company comprises three executive directors, namely Messrs. Liang Jiang, Tan Yunbiao and Tsang Hon Nam, three non-executive directors, namely Mr. Zhao Leili, Mr. Luo Fanyu and Miss Liang Jianqin, and three independent non-executive directors, namely Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.

THE STANDARD
26 August 2005



GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code: 1203)

CHANGE OF REGISTERED OFFICE

The board of directors (the "Board") of Guangnan (Holdings) Limited (the "Company") is pleased to announce that the registered office of the Company has been changed to 22/F., Tesbury Centre, No. 24-32 Queen's Road East, Hong Kong with effect from 26th August, 2005.

As at the date of this announcement, the Board is composed of three executive directors, namely Messrs. Liang Jiang, Tan Yunbiao and Tsang Hon Nam, three non-executive directors, namely Messrs. Zhao Leili and Luo Fanyu and Miss Liang Jianqin and three independent non-executive directors, namely Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.

By Order of the Board
Liang Jiang
Chairman

Hong Kong, 26th August, 2005

THE STANDARD
15 August 2005



GUANGNAN (HOLDINGS) LIMITED
廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)
(Stock Code: 1203)

CAPITAL REORGANISATION

RESULT OF THE EXTRAORDINARY GENERAL MEETING HELD ON 12TH AUGUST, 2005

The special resolution for approving the Capital Reorganisation was duly passed by way of poll at the EGM held on 12th August, 2005.

RESULT OF EGM

Reference is made to the Circular and the notice of EGM set out in the Circular.

The Directors are pleased to announce that the special resolution for approving the Capital Reorganisation was duly passed by way of poll at the EGM held on 12th August, 2005.

At the EGM, there were 8,993,466,848 shares in total entitling the holder to attend and vote for or against the special resolution and 562,000 shares in total entitling the holder to attend and vote only against the special resolution. On the poll, a total of 5,244,182,000 votes were cast by members present in person or by proxy and the result is as follows:—

	Number of Votes (Approximate percentage)	
	For	**Against**
Special Resolution	5,243,614,000 (99.99%)	568,000 (0.01%)

The Company will proceed to make an application to the High Court to confirm the reductions contemplated in Steps One, Two and Four of the Capital Reorganisation (as described in further details in the Circular). Further announcements will be made to inform shareholders of the Company of the expected effective date of the Capital Reorganisation and, as necessary or appropriate, the progress and results of the application to the High Court.

DIRECTORS

As at the date of this announcement, the Directors are:-

Executive Directors:
Mr. Liang Jiang (Chairman), Mr. Tan Yunbiao, Mr. Tsang Hon Nam

Non-executive Directors:
Mr. Zhao Leili, Mr. Luo Fanyu, Miss Liang Jianqin

Independent Non-executive Directors:
Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria, Mr. Li Kar Keung, Caspar

DEFINITIONS

"Capital Reorganisation"	the capital reorganisation proposal comprising five steps, details of which are set-out in the Circular
"Circular"	the circular despatched by the Company to its shareholders on 15th July, 2005, in relation to the Capital Reorganisation
"Company"	Guangnan (Holdings) Limited, a company incorporated in Hong Kong, the securities of which are listed on The Stock Exchange of Hong Kong Limited
"Directors"	directors of the Company
"EGM"	the extraordinary general meeting of the Company convened and held for the approval of the Capital Reorganisation
"High Court"	High Court of the Hong Kong Special Administrative Region

Guangnan (Holdings) Limited
Liang Jiang
Chairman

Hong Kong, 12th August, 2005

董事／最高行政人員通知 - 上市法團股份權益

依據《證券及期貨條例》(第571章)第XV部第347條作出通知

本表格供作出首次具報或就以下事項作出通知的董事或最高行政人員（"董事"）使用：

(i) 取得其身爲董事的上市法團的股份的權益或淡倉；

(ii) 其在該等股份的權益的性質出現變動；及

(iii) 不再持有該等股份的權益或淡倉（只需填寫方格1至16及24）。

本表格必須根據表格3A註釋內的指令及指示填寫。

1. 上市法團的名稱 廣南（集團）有限公司		
2. 股份編號	1203	4. 該類別的已發行股份的數目 901,583,285
3. 股份類別	普通股	

5. 列印在香港身分證／護照上的董事的姓名(英文) LIANG（姓氏）	JIANG（其他名字）	8. 董事的姓名（中文） 梁江
6. 香港身分證／護照號碼 P797058(0)	簽發護照國家 -	9. 中文電碼 27333068
7. 董事的地址 香港皇后大道東24-32號金鐘匯中心22樓		10. 日間聯絡電話號碼 28604436
		11. 電郵地址

12. 有關事件的日期

09	03	2006
（日）	（月）	（年）

13. 董事知悉有關事件／股份權益的日期 (如在有關事件的日期之後)

（日）	（月）	（年）

14. 有關事件的詳情

	切合有關情況的有關事件代號(見表1)	切合以前／現時持有股份的身分的代號（見表2）有關事件之前	有關事件之後	買／賣或涉及的股份數目	交易的貨幣	場內 每股的最高價	場內 每股的平均價	場外 每股的平均代價	場外 代價代號(見表3)
好倉	121	- 請選擇 -	201	2,000,000	HKD			0.000	- 請選擇 -
淡倉	- 請選擇 -	- 請選擇 -	- 請選擇 -						

15. 緊接在有關事件之前的上市法團的股份總數

	股份總數	百分率數字(%)
好倉	2,230,000	0.25
淡倉		

16. 緊接在有關事件之後的上市法團的股份總數

	股份總數	百分率數字(%)
好倉	4,230,000	0.47
淡倉		

17. 以何種身分持有方格16所披露的權益（只需在作出首次具報時填寫）

切合身分的代號 (見表 2)	股份數目	
	好倉	淡倉
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		

18. 有關對上市法團所持有的衍生權益的進一步資料

	切合衍生工具的代號 (見表4)	行使期限 (dd/mm/yyyy)		代價 - 如衍生權益由上市法團授予			股份數目
		開始	結束	授權價格	行使價格	轉讓價格	
好倉	409	09/06/2006	08/03/2016		1.660		2,000,000
	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						
淡倉	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						

19. 有關未滿18歲的子女及／或配偶的權益的進　資料

子女／配偶的姓名	地址	股份數目	
		好倉	淡倉

20. 有關由董事所控制的法團的權益的進一步資料

法團的名稱	地址及註冊成立地點	控權股東的姓名或名稱	控制百分率%	直接權益(Y/N)	股份數目	
					好倉	淡倉

21. 有關由董事與另一人共同持有的權益的進一步資料

聯合股東的姓名或名稱	地址	股份數目	
		好倉	淡倉

22. 來自身爲董事的受託人、信託受益人、或酌情信託的成立人的進一步資料

信託的名稱	地址	身分代號 (見表5)	股份數目	
			好倉	淡倉
		- 請選擇 -		
		- 請選擇 -		
		- 請選擇 -		

23. 來自第317條所指的協議的一方的進一步資料（關於所需的進一步資料，請參閱註釋）

其他方的姓名或名稱	地址	股份數目
根據第317或318條，大股東持有權益的股份總數		

24. 將本表格3A送交存檔的日期

13	03	2006
（日）	（月）	（年）

25. 連續頁的張數

26. 附頁的張數

表格3A.

11

FORM 3 B

DIRECTOR'S/CHIEF EXECUTIV. ; NOTICE - INTERESTS IN SHARES OF ASSOCIA .D CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of an associated corporation of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 22 and 29 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3B.

1. Name of listed corporation	2. Stock code
GUANGNAN (HOLDINGS) LIMITED	1203

3. Name of associated corporation of listed corporation GUANGDONG INVESTMENT LIMITED	**7. Number of issued shares in class** 6,022,248,071
4. Registered office 28/F. AND 29/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD CENTRAL, H.K.	**8. Business registration number** 03755183-000-01
5. Principal place of business HONG KONG	**9. Place of incorporation** HONG KONG Certificate of Incorporation No. 31340
6. Class of shares in which interested ORDINARY SHARE	**10. Exchange on which listed** THE STOCK EXCHANGE OF HONG KONG LIMITED

11. Name of Director (English) as printed on HKID/Passport ZHAO (Surname)	LEILI (Other names)	**14. Name of Director (Chinese)** 趙雷力
12. HKID/Passport No. R110366(A)	**Country of issue of Passport**	**15. Chinese Character Code** 639271910500
13. Address of Director 30/F, Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong		**16. Daytime tel. No.** 28529288 **17. e-mail address**

18. Date of relevant event

08	06	2006
(day)	(month)	(year)

19. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

20. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	141	- Select -	201	200,000	HKD	2.700	2.700		- Select -
Short position	- Select -	- Select -	- Select -						

21. Total shares in associated corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	0	0.00
Short position		

22. Total shares in associated corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	200,000	0.00
Short position		

23. Capacity in which interests disclosed in Box 22 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

24. Further information in respect of derivative interests in associated corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by associated corporation						Number of shares
		Begins	Ends	Currency	Price for grant	Currency	Exercise price	Currency	Price on assignment	
Long position(s)	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
Short position(s)	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		

25. Further information in relation to interests of chil[illegible] under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

26. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

27. Further information in relation to interests held b rector jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

28. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

29. Date of filing this Form 3B

12	06	2006
(day)	(month)	(year)

Form 3B.

30. Number of continuation sheets 0

31. Number of attachments 0

10

FORM 3 B

DIRECTOR'S/CHIEF EXECUTIV... NOTICE - INTERESTS IN SHARES OF ASSOC... ED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of an associated corporation of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 22 and 29 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3B.

1. Name of listed corporation	2. Stock code
GUANGNAN (HOLDINGS) LIMITED	1203

3. Name of associated corporation of listed corporation	7. Number of issued shares in class	
KINGWAY BREWERY HOLDINGS LIMITED	1,395,568,000	
4. Registered office	**8. Business registration number**	
CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON HM11, BERMUDA	21040740-000	
5. Principal place of business	**9. Place of incorporation**	Certificate of Incorporation No.
HONG KONG	BERMUDA	EC23108
6. Class of shares in which interested	**10. Exchange on which listed**	
ORDINARY SHARE	THE STOCK EXCHANGE OF HONG KONG LIMITED	

11. Name of Director (English) as printed on HKID/Passport		14. Name of Director (Chinese)
ZHAO	LEILI	趙雷力
(Surname)	(Other names)	
12. HKID/Passport No.	**Country of issue of Passport**	**15. Chinese Character Code**
R110366A	-	6392 7191 0500
13. Address of Director		**16. Daytime tel. No.**
30/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD CENTRAL, HONG KONG		2852 9228
		17. e-mail address

18. Date of relevant event

27	04	2006
(day)	(month)	(year)

19. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

20. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	142	201	- Select -	300,000	HKD	3.300	3.269		- Select -
Short position	- Select -	- Select -	- Select -						

21. Total shares in associated corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	300,000	0.02
Short position		

22. Total shares in associated corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	0	0.00
Short position		

23. Capacity in which interests disclosed in Box 22 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

24. Further information in respect of derivative interests in associated corporation

	Code describing derivatives (see Table 4)	Exercise pr... (dd/mm/yy...)		Consideration - if derivatives granted b... sociated corporation						Number of shares
		Begins	Ends	Currency	Price for grant	Currency	Exercise price	Currency	Price on assignment	
Long position(s)	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
Short position(s)	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		

25. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

26. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

27. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

28. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

29. Date of filing this Form 3B

28	04	2006
(day)	(month)	(year)

Form 3B.

30. Number of continuation sheets 0

31. Number of attachments 0

FORM 3 B

DIRECTOR'S/CHIEF EXECUT .'S NOTICE - INTERESTS IN SHARES OF ASSOC ED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of an associated corporation of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 22 and 29 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3B.

1. Name of listed corporation	2. Stock code
GUANGNAN (HOLDINGS) LIMITED	1203

3. Name of associated corporation of listed corporation	7. Number of issued shares in class	
GUANGDONG INVESTMENT LIMITED	5,982,518,071	
4. Registered office	8. Business registration number	
28/F. AND 29/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD CENTRAL, H.K.	03755183-000-01	
5. Principal place of business	9. Place of incorporation	Certificate of Incorporation No.
HONG KONG	HONG KONG	31340
6. Class of shares in which interested	10. Exchange on which listed	
ORDINARY SHARE	THE STOCK EXCHANGE OF HONG KONG LIMITED	

11. Name of Director (English) as printed on HKID/Passport		14. Name of Director (Chinese)
LUO	FANYU	羅蕃郁
(Surname)	(Other names)	
12. HKID/Passport No.	Country of issue of Passport	15. Chinese Character Code
K589564(2)		501256036735
13. Address of Director		16. Daytime tel. No.
29/F, Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong		28529810
		17. e-mail address

18. Date of relevant event

21	12	2005
(day)	(month)	(year)

19. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

20. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	142	201	- Select -	100,000	HKD	2.925	2.925		- Select -
Short position	- Select -	- Select -	- Select -						

21. Total shares in associated corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	100,000	0.00
Short position		

22. Total shares in associated corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	0	0.00
Short position		

23. Capacity in which interests disclosed in Box 22 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

24. Further information in respect of derivative interests in associated corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by associated corporation						Number of shares
		Begins	Ends	Currency	Price for grant	Currency	Exercise price	Currency	Price on assignment	
Long position(s)	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
Short position(s)	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		

25. Further information in relation to interests of ch[illegible]ren under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

26. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

27. Further information in relation to interests held Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

28. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

29. Date of filing this Form 3B

23	12	2005
(day)	(month)	(year)

Form 3B.

30. Number of continuation sheets 0

31. Number of attachments 0

FORM 3 B

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF ASSOCIATED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of an associated corporation of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 22 and 29 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3B.

1. Name of listed corporation	**2. Stock code**
GUANGNAN (HOLDINGS) LIMITED	1203

3. Name of associated corporation of listed corporation GUANGDONG INVESTMENT LIMITED	**7. Number of issued shares in class** 5,909,188,071
4. Registered office 28/F. AND 29/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD CENTRAL, H.K.	**8. Business registration number** 03755183-000-01
5. Principal place of business HONG KONG	**9. Place of incorporation** HONG KONG Certificate of Incorporation No. 31340
6. Class of shares in which interested ORDINARY SHARE	**10. Exchange on which listed** THE STOCK EXCHANGE OF HONG KONG LIMITED

11. Name of Director (English) as printed on HKID/Passport LUO (Surname) FANYU (Other names)	**14. Name of Director (Chinese)** 羅蕃郁
12. HKID/Passport No. K589564(2) **Country of issue of Passport**	**15. Chinese Character Code** 501256036735
13. Address of Director 29/F, Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong	**16. Daytime tel. No.** 28529810 **17. e-mail address**

18. Date of relevant event

04	10	2005
(day)	(month)	(year)

19. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

20. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	142	201	- Select -	100,000	HKD	2.900	2.900		- Select -
Short position	- Select -	- Select -	- Select -						

21. Total shares in associated corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	200,000	0.00
Short position		

22. Total shares in associated corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	100,000	0.00
Short position		

23. Capacity in which interests disclosed in Box 22 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

24. Further information in respect of derivative interests in associated corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by associated corporation						Number of shares
		Begins	Ends	Currency	Price for grant	Currency	Exercise price	Currency	Price on assignment	
Long position(s)	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
Short position(s)	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		

25. Further information in relation to interests of ‹ lren under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

26. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

27. Further information in relation to interests he'd by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

28. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

29. Date of filing this Form 3B

05	10	2005
(day)	(month)	(year)

Form 3B.

30. Number of continuation sheets 0

31. Number of attachments 0

5

FORM 3 B

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF ASSOCIATED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of an associated corporation of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 22 and 29 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3B.

1. Name of listed corporation	2. Stock code
GUANGNAN (HOLDINGS) LIMITED	1203

3. Name of associated corporation of listed corporation GUANGDONG INVESTMENT LIMITED	**7. Number of issued shares in class** 5,628,992,672	
4. Registered office 28/F. AND 29/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD CENTRAL, H.K.	**8. Business registration number** 03755183-000-01	
5. Principal place of business HONG KONG	**9. Place of incorporation** HONG KONG	Certificate of Incorporation No. 31340
6. Class of shares in which interested ORDINARY SHARE	**10. Exchange on which listed** THE STOCK EXCHANGE OF HONG KONG LIMITED	

11. Name of Director (English) as printed on HKID/Passport LUO (Surname)	FANYU (Other names)	**14. Name of Director (Chinese)** 羅蕃郁
12. HKID/Passport No. K589564(2)	**Country of issue of Passport**	**15. Chinese Character Code** 501256036735
13. Address of Director 29/F, Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong		**16. Daytime tel. No.** 28529810
		17. e-mail address

18. Date of relevant event

26	8	2005
(day)	(month)	(year)

19. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

20. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	141	- Select -	201	100,000	HKD	2.375	2.375		- Select -
Short position	- Select -	- Select -	- Select -						

21. Total shares in associated corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	100,000	0.00
Short position		

22. Total shares in associated corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	200,000	0.00
Short position		

23. Capacity in which interests disclosed in Box 22 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

24. Further information in respect of derivative interests in associated corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by associated corporation						Number of shares
		Begins	Ends	Currency	Price for grant	Currency	Exercise price	Currency	Price on assignment	
Long position(s)	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
Short position(s)	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		

25. Further information in relation to interests of (!ren under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

26. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

27. Further Information in relation to interests hel · · Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

28. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

29. Date of filing this Form 3B

29	8	2005
(day)	(month)	(year)

Form 3B.

30. Number of continuation sheets 0

31. Number of attachments 0

FORM 3 B

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF ASSOCI...ED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

- *(i) Acquiring an interest in shares or a short position in shares of an associated corporation of a listed corporation of which he is a director;*
- *(ii) Changes in the nature of his interest in such shares; and*
- *(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 22 and 29 only).*

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3B.

1. Name of listed corporation	2. Stock code
GUANGNAN (HOLDINGS) LIMITED	1203

3. Name of associated corporation of listed corporation GUANGDONG INVESTMENT LIMITED	**7. Number of issued shares in class** 5,628,992,672
4. Registered office 28/F. AND 29/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD CENTRAL, H.K.	**8. Business registration number** 03755183-000-01
5. Principal place of business HONG KONG	**9. Place of incorporation** HONG KONG Certificate of Incorporation No. 31340
6. Class of shares in which interested ORDINARY SHARE	**10. Exchange on which listed** THE STOCK EXCHANGE OF HONG KONG LIMITED

11. Name of Director (English) as printed on HKID/Passport LUO (Surname) FANYU (Other names)	**14. Name of Director (Chinese)** 羅蕃郁
12. HKID/Passport No. K589564(2) **Country of issue of Passport**	**15. Chinese Character Code** 501256036735
13. Address of Director 29/F, Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong	**16. Daytime tel. No.** 28529810 **17. e-mail address**

18. Date of relevant event

25	8	2005
(day)	(month)	(year)

19. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

20. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	141	- Select -	201	100,000	HKD	2.400	2.400		- Select -
Short position	- Select -	- Select -	- Select -						

21. Total shares in associated corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	0	0.00
Short position		

22. Total shares in associated corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	100,000	0.00
Short position		

23. Capacity in which interests disclosed in Box 22 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

24. Further information in respect of derivative interests in associated corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by associated corporation						Number of shares
		Begins	Ends	Currency	Price for grant	Currency	Exercise price	Currency	Price on assignment	
Long position(s)	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
Short position(s)	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		

25. Further information in relation to interests of c. _ ·en under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

26. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

27. Further information in relation to interests hel. Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

28. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

29. Date of filing this Form 3B

26	8	2005
(day)	(month)	(year)

Form 3B.

30. Number of continuation sheets 0

31. Number of attachments 0

FORM 3 B

DIRECTOR'S/CHIEF EXECUTIV. 3 NOTICE - INTERESTS IN SHARES OF ASSOCIA. _D CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

- *(i) Acquiring an interest in shares or a short position in shares of an associated corporation of a listed corporation of which he is a director;*
- *(ii) Changes in the nature of his interest in such shares; and*
- *(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 22 and 29 only).*

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3B.

1. Name of listed corporation	2. Stock code
GUANGNAN (HOLDINGS) LIMITED	1203

3. Name of associated corporation of listed corporation GUANGDONG INVESTMENT LIMITED	**7. Number of issued shares in class** 5,628,992,672
4. Registered office 28/F. AND 29/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD CENTRAL, H.K.	**8. Business registration number** 03755183-000-01
5. Principal place of business HONG KONG	**9. Place of incorporation**: HONG KONG Certificate of Incorporation No.: 31340
6. Class of shares in which interested ORDINARY SHARE	**10. Exchange on which listed** THE STOCK EXCHANGE OF HONG KONG LIMITED

11. Name of Director (English) as printed on HKID/Passport LUO (Surname) / FANYU (Other names)	**14. Name of Director (Chinese)** 羅蕃郁
12. HKID/Passport No. K589564(2) **Country of Issue of Passport**	**15. Chinese Character Code** 5012 5603 6735
13. Address of Director 29/F, Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong	**16. Daytime tel. No.** 28529810 **17. e-mail address**

18. Date of relevant event

11	8	2005
(day)	(month)	(year)

19. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

20. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	142	201	- Select -	200,000	HKD	2.575	2.575		- Select -
Short position	- Select -	- Select -	- Select -						

21. Total shares in associated corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	200,000	0.00
Short position		

22. Total shares in associated corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	0	0.00
Short position		

23. Capacity in which interests disclosed in Box 22 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

24. Further information in respect of derivative interests in associated corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by associated corporation						Number of shares
		Begins	Ends	Currency	Price for grant	Currency	Exercise price	Currency	Price on assignment	
Long position(s)	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
Short position(s)	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		

25. Further information in relation to interests of c 'ren under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

26. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

27. Further information in relation to interests hel Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

28. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

29. Date of filing this Form 3B

12	8	2005
(day)	(month)	(year)

Form 3B.

30. Number of continuation sheets 0

31. Number of attachments 0

19 December 2005

By Fax : 2845 6328

Primary Market Information
E-Business & Information Services
Hong Kong Exchanges and Clearing Ltd.
Tower I & II, Exchange Square
Central
Hong Kong

Dear Sirs,

Re : Guangnan (Holdings) Limited
Notification of Interests in Shares of Listed Corporation – Form 2

In relation to the consolidation of every 10 shares of nominal value of HK$0.05 each into 1 share of nominal value of HK$0.50 each of Guangnan (Holdings) Limited that came into effect on 19 December 2005, we enclose a Form 2 reporting the number of shares held by us as on 19 December 2005.

Yours faithfully,
For and on behalf of
GDH Limited



Encl.

FORM 2

~ORPORATE SUBSTANTIAL SHAREHOLDER NOTIC~

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

- *(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);*
- *(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and*
- *(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).*

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation
GUANGNAN (HOLDINGS) LIMIITED 廣南（集團）有限公司

2. Stock code 1203

3. Class of shares ORDINARY

4. Number of issued shares in class
901,583,285

5. Name of substantial shareholder
GDH LIMITED

6. Registered office
29/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD CENTRAL, HONG KONG.

7. Principal place of business in Hong Kong
29/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD CENTRAL, HONG KONG.

8. Business registration number
30588917

9. Place of incorporation
HONG KONG

Certificate of Incorporation No.
697562

10. Contact person
EUNICE LEE

11. Daytime tel. No.
28529941

12. e-mail address

13. Exchange on which listed
–

14. Name of listed parent and exchange on which parent is listed
–

15. Date of relevant event

19	12	2005
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	117	- Select -	201	536,380,868	HKD				- Select -

Short position	- Select -	- Select -	- Select -	

18. **Total shares immediately before the relevant event**

	Total number of shares	Percentage figure (%)
Long position	5,363,808,680	59.49
Short position		
Lending pool		

19. **Total shares immediately after the relevant event**

	Total number of shares	Percentage figure (%)
Long position	536,380,868	59.49
Short position		
Lending pool		

20. **Capacity in which interests disclosed in Box 19 are held**

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201	536,380,868	
- Select -		
- Select -		
- Select -		
- Select -		

21. **Further information in respect of derivative interests**

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

22. Further information in relation to interests of corpora ; controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
N/A						

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position
N/A			

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
N/A		- Select -		
		- Select -		

		- Select -		

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
N/A		
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)
GUANGDONG YUE GANG INVESTMENT HOLDINGS COMPANY LIMITED	31/F., GD HOLDINGS TOWER, 555 DONGFENG ROAD, EAST, GUANGZHOU, PEOPLE'S REPUBLIC OF CHINA.	603	100.00
		- Select -	
		- Select -	

27. Date of filing this Form 2

19	12	2005
(day)	(month)	(year)

28. Number of continuation sheets

29. Number of attachments

Form 2.

COPY

19 December 2005

By Fax : 2845 6328

Primary Market Information
E-Business & Information Services
Hong Kong Exchanges and Clearing Ltd.
Tower I & II, Exchange Square
Central
Hong Kong

Dear Sirs,

Re : Guangnan (Holdings) Limited
Notification of Interests in Shares of Listed Corporation – Form 2

In relation to the consolidation of every 10 shares of nominal value of HK$0.05 each into 1 share of nominal value of HK$0.50 each of Guangnan (Holdings) Limited that came into effect on 19 December 2005, we enclose a Form 2 reporting the number of shares held by us as on 19 December 2005.

Yours faithfully,
For and on behalf of
廣東粵港投資控股有限公司



Director

Encl.

SFO/ Letter to Stock Exchange/ Share Consolidation_19122005

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

- *(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);*
- *(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and*
- *(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).*

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation
GUANGNAN (HOLDINGS) LIMIITED 廣南（集團）有限公司

2. Stock code	1203	**4. Number of issued shares in class**	
3. Class of shares	ORDINARY	901,583,285	

5. Name of substantial shareholder
廣東粵港投資控股有限公司GUANGDONG YUE GANG INVESTMENT HOLDINGS COMPANY LIMITED

6. Registered office
31/F., GD HOLDINGS TOWER, 555 DONGFENG ROAD, EAST, GUANGZHOU, THE PRC

7. Principal place of business in Hong Kong
--

8. Business registration number
--

9. Place of incorporation
THE PRC

Certificate of Incorporation No.
--

10. Contact person
EUNICE LEE

11. Daytime tel. No.
28529941

12. e-mail address
--

13. Exchange on which listed
--

14. Name of listed parent and exchange on which parent is listed
--

15. Date of relevant event

19	12	2005
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	117	- Select -	205	536,380,868	HKD				- Select -

Short position	- Select -	- Select -	- Select -	

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	5,363,808,680	59.49
Short position		
Lending pool		

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	536,380,868	59.49
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
205	536,380,868	
- Select -		
- Select -		
- Select -		
- Select -		

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

22. Further information in relation to interests of corpora[illegible] controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
GDH LIMITED	29/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD CENTRAL, HK. (HONG KONG)	GUANGDONG YUE GANG INVESTMENT HOLDINGS COMPANY LIMITED	100.00	Y	536,380,868	

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position
N/A			

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
N/A		- Select -		
		- Select -		

		- Select -		

25. **Further information from a party to an agreement under Section 317** **(Please see Notes for further information required)**

Names of other parties	Address	Number of shares
N/A		
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. **Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act**

Names	Address	Relationship Code (see Table 6)	Percentage (%)
N/A		- Select -	
		- Select -	
		- Select -	

27. Date of filing this Form 2

19	12	2005
(day)	(month)	(year)

Form 2.

28. Number of continuation sheets

29. Number of attachments

19 December 2005 By Fax : 2845 6328

Primary Markot Information
E-Business & Information Services
Hong Kong Exchanges and Clearing Ltd.
Tower I & II, Exchange Squaro
Central
Hong Kong

Dear Sirs,

Re : Guangnan (Holdings) Limited
Notification of Interests in Shares of Listed Corporation – Form 3A

In relation to the consolidation of every 10 shares of nominal value of HK$0.05 each into 1 share of nominal value of HK$0.50 each of Guangnan (Holdings) Limited that came into effect on 19 December 2005, I enclose a Form 3A reporting the number of shares and details of tho share options held by me as on 19 December 2005.

Yours faithfully,

Liang Jiang 

Encl.

董事／最高行政人員通知 - 上市法團股份權益

依據《證券及期貨條例》(第571章)第XV部第347條作出通知

本表格供作出首次具報或就以下事項作出通知的董事或最高行政人員("董事")使用：

(i) 取得其身爲董事的上市法團的股份的權益或淡倉；

(ii) 其在該等股份的權益的性質出現變動；及

(iii) 不再持有該等股份的權益或淡倉(只需填寫方格1至16及24)。

本表格必須根據表格3A註釋內的指令及指示填寫。

1. 上市法團的名稱 廣南（集團）有限公司		
2. 股份編號	1203	4. 該類別的已發行股份的數目 901,583,285
3. 股份類別	普通股	

5. 列印在香港身分證／護照上的董事的姓名(英文) LIANG （姓氏）	JIANG （其他名字）	8. 董事的姓名（中文） 梁江
6. 香港身分證／護照號碼 P797058(0)	簽發護照國家 -	9. 中文電碼 27333068
7. 董事的地址 香港皇后大道東24-32號金鐘匯中心22樓		10. 日間聯絡電話號碼 2828 3976
		11. 電郵地址

12. 有關事件的日期

19	12	2005
（日）	（月）	（年）

13. 董事知悉有關事件／股份權益的日期
(如在有關事件的日期之後)

（日）	（月）	（年）

14. 有關事件的詳情

	切合有關情況的有關事件代號(見表1)	切合以前／現時持有股份的身分的代號（見表2）		買／賣或涉及的股份數目	交易的貨幣	場內		場外	
		有關事件之前	有關事件之後			每股的最高價	每股的平均價	每股的平均代價	代價代號(見表3)
好倉	136	- 請選擇 -	201	2,230,000	HKD				- 請選擇 -
淡倉	- 請選擇 -	- 請選擇 -	- 請選擇 -						

15. 緊接在有關事件之前的上市法團的股份總數

	股份總數	百分率數字(%)
好倉	22,300,000	0.25
淡倉		

16. 緊接在有關事件之後的上市法團的股份總數

	股份總數	百分率數字(%)
好倉	2,230,000	0.25
淡倉		

17. 以何種身分持有方格16所披露的權益（只需在作出首次具報時填寫）

切合身分的代號(見表 2)	股份數目	
	好倉	淡倉
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		

18. 有關對上市法團所持有的衍生權益的進一步資料

	切合衍生工具的代號(見表4)	行使期限 (dd/mm/yyyy)		代價 - 如衍生權益由上市法團授予			股份數目
		開始	結束	授權價格	行使價格	轉讓價格	
好倉	409	06/05/2004	05/05/2009		1.582		2,000,000
	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						
淡倉	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						

19. 有關未滿18歲的子女及／或配偶的權益的進一步資料

子女／配偶的姓名	地址	股份數目	
		好倉	淡倉

20. 有關由董事所控制的法團的權益的進一步資料

法團的名稱	地址及註冊成立地點	控權股東的姓名或名稱	控制百分率%	直接權益(Y/N)	股份數目	
					好倉	淡倉

21. 有關由董事與另一人共同持有的權益的進一步資料

聯合股東的姓名或名稱	地址	股份數目	
		好倉	淡倉

22. 來自身爲董事的受託人、信託受益人、或酌情信託的成立人的進一步資料

信託的名稱	地址	身分代號(見表5)	股份數目	
			好倉	淡倉
		- 請選擇 -		
		- 請選擇 -		
		- 請選擇 -		

23. 來自第317條所指的協議的一方的進一步資料（關於所需的進一步資料，請參閱註釋）

其他方的姓名或名稱	地址	股份數目
根據第317或318條，大股東持有權益的股份總數		

24. 將本表格3A送交存檔的日期

19	12	2005
（日）	（月）	（年）

表格3A.

25. 連續頁的張數

26. 附頁的張數

表格3 A

董事／最高行政人員通知 - 上市法團股份權益

依據《證券及期貨條例》(第571章)第XV部第347條作出通知

本表格供作出首次具報或就以下事項作出通知的董事或最高行政人員（"董事"）使用：

(i) 取得其身爲董事的上市法團的股份的權益或淡倉；

(ii) 其在該等股份的權益的性質出現變動；及

(iii) 不再持有該等股份的權益或淡倉（只需填寫方格1至16及24）。

本表格必須根據表格3A註釋內的指令及指示填寫。

1. 上市法團的名稱 廣南（集團）有限公司		
2. 股份編號	1203	4. 該類別的已發行股份的數目 9,015,832,859
3. 股份類別	普通股	

5. 列印在香港身分證／護照上的董事的姓名(英文) LIANG（姓氏）	JIANG（其他名字）	8. 董事的姓名（中文） 梁江
6. 香港身分證／護照號碼 P797058(0)	簽發護照國家 -	9. 中文電碼 27333068
7. 董事的地址 香港皇后大道東28號金鐘匯中心22樓		10. 日間聯絡電話號碼 2828 3976
		11. 電郵地址

12. 有關事件的日期

20	10	2005
（日）	（月）	（年）

13. 董事知悉有關事件／股份權益的日期
(如在有關事件的日期之後)

（日）	（月）	（年）

14. 有關事件的詳情

	切合有關情況的有關事件代號(見表1)	切合以前／現時持有股份的身分的代號（見表2）有關事件之前	有關事件之後	買／賣或涉及的股份數目	交易的貨幣	場內 每股的最高價	場內 每股的平均價	場外 每股的平均代價	場外 代價代號(見表3)
好倉	121	- 請選擇 -	201	1,000,000	HKD	0.103	0.103		- 請選擇 -
淡倉	- 請選擇 -	- 請選擇 -	- 請選擇 -						

15. 緊接在有關事件之前的上市法團的股份總數

	股份總數	百分率數字(%)
好倉	21,300,000	0.24
淡倉		

16. 緊接在有關事件之 」上市法團的股份總數

	股份總數	百分率數字(%)
好倉	22,300,000	0.25
淡倉		

17. 以何種身分持有方格16所披露的權益（只需在作出首次具報時填寫）

切合身分的代號 (見表 2)	股份數目	
	好倉	淡倉
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		

18. 有關對上市法團所持有的衍生權益的進一步資料

	切合衍生工具的代號 (見表4)	行使期限 (dd/mm/yyyy)		代價 - 如衍生權益由上市法團授予			股份數目
		開始	結束	授權價格	行使價格	轉讓價格	
好倉	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						
淡倉	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						

19. 有關未滿18歲的子女及／或配偶的權益的進一步資料

子女／配偶的姓名	地址	股份數目	
		好倉	淡倉

20. 有關由董事所控制的法團的權益的進一步資料

法團的名稱	地址及註冊成立地點	控權股東的姓名或名稱	控制百分率%	直接權益(Y/N)	股份數目	
					好倉	淡倉

21. 有關由董事與另一人共同持有的權益的進一步資料

聯合股東的姓名或名稱	地址	股份數目	
		好倉	淡倉

22. 來自身爲董事的受託人、信託受益人、或酌情信託的成立人的進一步資料

信託的名稱	地址	身分代號 (見表5)	股份數目	
			好倉	淡倉
		- 請選擇 -		
		- 請選擇 -		
		- 請選擇 -		

23. 來自第317條所指的協議的一方的進一步資料（關於所需的進一步資料，請參閱註釋）

其他方的姓名或名稱	地址	股份數目
根據第317或318條，大股東持有權益的股份總數		

24. 將本表格3A送交存檔的日期

20	10	2005
（日）	（月）	（年）

25. 連續頁的張數

26. 附頁的張數

表格3A.

表格3 A

16

董事／最高行政人員通知 - 上市法團股份權益

依據《證券及期貨條例》(第571章)第XV部第347條作出通知

本表格供作出首次具報或就以下事項作出通知的董事或最高行政人員(“董事”)使用：

(i) 取得其身為董事的上市法團的股份的權益或淡倉；

(ii) 其在該等股份的權益的性質出現變動；及

(iii) 不再持有該等股份的權益或淡倉(只需填寫方格1至16及24)。

本表格必須根據表格3A註釋內的指令及指示填寫。

1. 上市法團的名稱 廣南(集團)有限公司		
2. 股份編號	1203	**4.** 該類別的已發行股份的數目 9,015,832,859
3. 股份類別	普通股	

5. 列印在香港身分證／護照上的董事的姓名(英文) LIANG (姓氏)	JIANG (其他名字)	**8.** 董事的姓名(中文) 梁江
6. 香港身分證／護照號碼 P797058(0)	簽發護照國家 -	**9.** 中文電碼 27333068
7. 董事的地址 香港干諾道西167號天津大廈15樓		**10.** 日間聯絡電話號碼 2828 3976
		11. 電郵地址

12. 有關事件的日期

18	07	2005
(日)	(月)	(年)

13. 董事知悉有關事件／股份權益的日期
(如在有關事件的日期之後)

(日)	(月)	(年)

14. 有關事件的詳情

	切合有關情況的有關事件代號(見表1)	切合以前／現時持有股份的身分的代號(見表2)		買／賣或涉及的股份數目	交易的貨幣	場內		場外	
		有關事件之前	有關事件之後			每股的最高價	每股的平均價	每股的平均代價	代價代號(見表3)
好倉	121	-請選擇-	201	500,000	HKD	0.107	0.107		-請選擇-
淡倉	-請選擇-	-請選擇-	-請選擇-						

15. 緊接在有關事件之前的上市法團的股份總數

	股份總數	百分率數字(%)
好倉	20,800,000	0.23
淡倉		

16. 緊接在有關事件之後的上市法團的股份總數

	股份總數	百分率數字(%)
好倉	21,300,000	0.24
淡倉		

17. 以何種身分持有方格**16**所披露的權益（只需在作出首次具報時填寫）

切合身分的代號 (見表 2)	股份數目	
	好倉	淡倉
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		

18. 有關對上市法團所持有的衍生權益的進一步資料

	切合衍生工具的代號 (見表4)	行使期限 (dd/mm/yyyy)		代價 - 如衍生權益由上市法團授予			股份數目
		開始	結束	授權價格	行使價格	轉讓價格	
好倉	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						
淡倉	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						

19. 有關未滿18歲的子女及／或配偶的權益的進一步資料

子女／配偶的姓名	地址	股份數目	
		好倉	淡倉

20. 有關由董事所控制的法團的權益的進一步資料

法團的名稱	地址及註冊成立地點	控權股東的姓名或名稱	控制百分率%	直接權益(Y/N)	股份數目	
					好倉	淡倉

21. 有關由董事與另一人共同持有的權益的進一步資料

聯合股東的姓名或名稱	地址	股份數目	
		好倉	淡倉

22. 來自身爲董事的受託人、信託受益人、或酌情信託的成立人的進一步資料

信託的名稱	地址	身分代號 (見表5)	股份數目	
			好倉	淡倉
		- 請選擇 -		
		- 請選擇 -		
		- 請選擇 -		

23. 來自第**317**條所指的協議的一方的進一步資料（關於所需的進一步資料，請參閱註釋）

其他方的姓名或名稱	地址	股份數目
根據第317或318條，大股東持有權益的股份總數		

24. 將本表格**3A**送交存檔的日期

20	07	2005
（日）	（月）	（年）

表格3A.

25. 連續頁的張數

26. 附頁的張數

表格3 A

董事／最高行政人員通知 - 上市法團股份權益

依據《證券及期貨條例》(第571章)第XV部第347條作出通知

本表格供作出首次具報或就以下事項作出通知的董事或最高行政人員（"董事"）使用：

(i) 取得其身爲董事的上市法團的股份的權益或淡倉；

(ii) 其在該等股份的權益的性質出現變動；及

(iii) 不再持有該等股份的權益或淡倉（只需填寫方格1至16及24）。

本表格必須根據表格3A 註釋內的指令及指示填寫。

1. 上市法團的名稱 廣南（集團）有限公司		
2. 股份編號	1203	4. 該類別的已發行股份的數目 901,583,285
3. 股份類別	普通股	

5. 列印在香港身分證／護照上的董事的姓名(英文) TAN （姓氏）	YUNBIAO （其他名字）	8. 董事的姓名（中文） 譚雲標
6. 香港身分證／護照號碼 R282928(1)	簽發護照國家	9. 中文電碼 622300612871
7. 董事的地址 香港皇后大道東24-32號金鐘匯中心22樓		10. 日間聯絡電話號碼 2860 4436
		11. 電郵地址

12. 有關事件的日期

09	03	2006
（日）	（月）	（年）

13. 董事知悉有關事件／股份權益的日期
(如在有關事件的日期之後)

（日）	（月）	（年）

14. 有關事件的詳情

	切合有關情況的有關事件代號(見表1)	切合以前／現時持有股份的身分的代號（見表2）		買／賣或涉及的股份數目	交易的貨幣	場內		場外	
		有關事件之前	有關事件之後			每股的最高價	每股的平均價	每股的平均代價	代價代號(見表3)
好倉	121	- 請選擇 -	201	2,000,000	HKD			0.000	- 請選擇 -
淡倉	- 請選擇 -	- 請選擇 -	- 請選擇 -						

15. 緊接在有關事件之前的上市法團的股份總數

	股份總數	百分率數字(%)
好倉	1,500,000	0.17
淡倉		

16. 緊接在有關事件之後的上市法團的股份總數

	股份總數	百分率數字(%)
好倉	3,500,000	0.39
淡倉		

17. 以何種身分持有方格16所披露的權益（只需在作出首次具報時填寫）

切合身分的代號 (見表 2)	股份數目	
	好倉	淡倉
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		

18. 有關對上市法團所持有的衍生權益的進一步資料

	切合衍生工具的代號 (見表4)	行使期限 (dd/mm/yyyy)		代價 - 如衍生權益由上市法團授予			股份數目
		開始	結束	授權價格	行使價格	轉讓價格	
好倉	409	09/06/2006	08/03/2016		1.660		2,000,000
	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						
淡倉	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						

19. 有關未滿18歲的子女及／或配偶的權益的進一步資料

子女／配偶的姓名	地址	股份數目	
		好倉	淡倉

20. 有關由董事所控制的法團的權益的進一步資料

法團的名稱	地址及註冊成立地點	控權股東的姓名或名稱	控制百分率%	直接權益(Y/N)	股份數目	
					好倉	淡倉

21. 有關由董事與另一人共同持有的權益的進一步資料

聯合股東的姓名或名稱	地址	股份數目	
		好倉	淡倉

22. 來自身爲董事的受託人、信託受益人、或酌情信託的成立人的進一步資料

信託的名稱	地址	身分代號 (見表5)	股份數目	
			好倉	淡倉
		- 請選擇 -		
		- 請選擇 -		
		- 請選擇 -		

23. 來自第317條所指的協議的一方的進一步資料（關於所需的進一步資料，請參閱註釋）

其他方的姓名或名稱	地址	股份數目
根據第317或318條，大股東持有權益的股份總數		

24. 將本表格3A送交存檔的日期

13	03	2006
（日）	（月）	（年）

25. 連續頁的張數

26. 附頁的張數

表格3A.

19 December 2005

By Fax : 2845 6328

Primary Market Information
E-Business & Information Services
Hong Kong Exchanges and Clearing Ltd.
Tower I & II, Exchange Square
Central
Hong Kong

Dear Sirs,

Re : Guangnan (Holdings) Limited
Notification of Interests in Shares of Listed Corporation – Form 3A

In relation to the consolidation of every 10 shares of nominal value of HK$0.05 each into 1 share of nominal value of HK$0.50 each of Guangnan (Holdings) Limited that came into effect on 19 December 2005, I enclose a Form 3A reporting the details of the share options held by me as on 19 December 2005.

Yours faithfully,

Tan Yunbiao



Encl.

董事／最高行政人員通知 - 上市法團股份權益

依據《證券及期貨條例》(第571章)第XV部第347條作出通知

本表格供作出首次具報或就以下事項作出通知的董事或最高行政人員（"董事"）使用：

(i) 取得其身爲董事的上市法團的股份的權益或淡倉；

(ii) 其在該等股份的權益的性質出現變動；及

(iii) 不再持有該等股份的權益或淡倉（只需填寫方格1至16及24）。

本表格必須根據表格3A註釋內的指令及指示填寫。

1. 上市法團的名稱		
廣南（集團）有限公司		
2. 股份編號	1203	4. 該類別的已發行股份的數目
3. 股份類別	普通股	901,583,285

5. 列印在香港身分證／護照上的董事的姓名(英文)		8. 董事的姓名（中文）
TAN（姓氏）	YUNBIAO（其他名字）	譚雲標
6. 香港身分證／護照號碼	簽發護照國家	9. 中文電碼
R282928(1)		622300612871
7. 董事的地址		10. 日間聯絡電話號碼
香港皇后大道東24-32號金鐘匯中心22樓		2828 3976
		11. 電郵地址

12. 有關事件的日期

19	12	2005
（日）	（月）	（年）

13. 董事知悉有關事件／股份權益的日期（如在有關事件的日期之後）

（日）	（月）	（年）

14. 有關事件的詳情

	切合有關情況的有關事件代號(見表1)	切合以前／現時持有股份的身分的代號（見表2）		買／賣或涉及的股份數目	交易的貨幣	場內		場外	
		有關事件之前	有關事件之後			每股的最高價	每股的平均價	每股的平均代價	代價代號(見表3)
好倉	136	- 請選擇 -	201	1,500,000	HKD				- 請選擇 -
淡倉	- 請選擇 -	- 請選擇 -	- 請選擇 -						

15. 緊接在有關事件之前的上市法團的股份總數

	股份總數	百分率數字(%)
好倉	15,000,000	0.17
淡倉		

16. 緊接在有關事件之後的上市法團的股份總數

	股份總數	百分率數字(%)
好倉	1,500,000	0.17
淡倉		

17. 以何種身分持有方格16所披露的權益（只需在作出首次具報時填寫）

切合身分的代號 (見表 2)	股份數目	
	好倉	淡倉
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		

18. 有關對上市法團所持有的衍生權益的進一步資料

	切合衍生工具的代號 (見表4)	行使期限 (dd/mm/yyyy)		代價 - 如衍生權益由上市法團授予			股份數目
		開始	結束	授權價格	行使價格	轉讓價格	
好倉	409	06/05/2004	05/05/2009		1.582		1,500,000
	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						
淡倉	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						

19. 有關未滿18歲的子女及／或配偶的權益的進一步資料

子女／配偶的姓名	地址	股份數目	
		好倉	淡倉

20. 有關由董事所控制的法團的權益的進一步資料

法團的名稱	地址及註冊成立地點	控權股東的姓名或名稱	控制百分率%	直接權益(Y/N)	股份數目	
					好倉	淡倉

21. 有關由董事與另一人共同持有的權益的進一步資料

聯合股東的姓名或名稱	地址	股份數目	
		好倉	淡倉

22. 來自身爲董事的受託人、信託受益人、或酌情信託的成立人的進一步資料

信託的名稱	地址	身分代號 (見表5)	股份數目	
			好倉	淡倉
		- 請選擇 -		
		- 請選擇 -		
		- 請選擇 -		

23. 來自第317條所指的協議的一方的進一步資料（關於所需的進一步資料，請參閱註釋）

其他方的姓名或名稱	地址	股份數目
根據第317或318條，大股東持有權益的股份總數		

24. 將本表格3A送交存檔的日期

19	12	2005
（日）	（月）	（年）

25. 連續頁的張數

26. 附頁的張數

表格3A.

1

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation
Guangnan (Holdings) Limited

2. Stock code	1203	**4. Number of issued shares in class**
3. Class of shares	Ordinary	901,583,285

5. Name of Director (English) as printed on HKID/Passport

TSANG	HON NAM
(Surname)	(Other names)

6. HKID/Passport No. C608020(9)

Country of issue of Passport -

7. Address of Director
FLAT D, 6/F., BLOCK 1, HO FAI GARDEN, 218-224 SAI LAU KOK ROAD, TSUEN WAN, N. T., H. K.

8. Name of Director (Chinese)
曾翰南

9. Chinese Character Code
258250600589

10. Daytime tel. No.
2828 3904

11. e-mail address

12. Date of relevant event

09	03	2006
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	201	300,000	HKD			0.000	- Select -
Short position	- Select -	- Select -	- Select -						

15. **Total shares in listed corporation immedia. . b e the relevant event**

	Total number of shares	Percentage figure (%)
Long position	0	0.00
Short position		

16. **Total sha ir ed corporation immediately after the relevant event**

	Total number of shares	Percentage figure (%)
Long position	300,000	0.03
Short position		

17. **Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)**

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. **Further information in respect of derivative interests in listed corporation**

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	409	09/06/2006	08/03/2016		1.660		300,000
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests :h ın under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 **(Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

13	03	2006
(day)	(month)	(year)

Form 3A.

25. Number of continuation sheets

26. Number of attachments

表格3 A

董事／最高行政人員通知 - 上市法團股份權益

依據《證券及期貨條例》(第571章)第XV部第347條作出通知

本表格供作出首次具報或就以下事項作出通知的董事或最高行政人員（"董事"）使用：

(i) 取得其身爲董事的上市法團的股份的權益或淡倉；

(ii) 其在該等股份的權益的性質出現變動；及

(iii) 不再持有該等股份的權益或淡倉（只需填寫方格1至16及24）。

本表格必須根據表格3A註釋內的指令及指示填寫。

1. 上市法團的名稱 廣南（集團）有限公司			
2. 股份編號	1203	4. 該類別的已發行股份的數目	
3. 股份類別	普通股		901,583,285

5. 列印在香港身分證／護照上的董事的姓名(英文) ZHAO （姓氏）	LEILI （其他名字）	8. 董事的姓名（中文） 趙雷力
6. 香港身分證／護照號碼 R110366(A)	簽發護照國家 -	9. 中文電碼 639271910500
7. 董事的地址 香港干諾道中148號粵海投資大廈30樓		10. 日間聯絡電話號碼 28529288
		11. 電郵地址

12. 有關事件的日期

22	09	2006
（日）	（月）	（年）

13. 董事知悉有關事件／股份權益的日期
(如在有關事件的日期之後)

（日）	（月）	（年）

14. 有關事件的詳情

	切合有關情況的有關事件代號(見表1)	切合以前／現時持有股份的身分的代號（見表2）		買／賣或涉及的股份數目	交易的貨幣	場內		場外	
		有關事件之前	有關事件之後			每股的最高價	每股的平均價	每股的平均代價	代價代號(見表3)
好倉	121	- 請選擇 -	201	218,000	HKD	1.380	1.365		- 請選擇 -
淡倉	- 請選擇 -	- 請選擇 -	- 請選擇 -						

15. 緊接在有關事件之前的上市法團的股份總數

	股份總數	百分率數字(%)
好倉	200,000	0.02
淡倉		

16. 緊接在有關事件之後的上市法團的股份總數

	股份總數	百分率數字(%)
好倉	418,000	0.05
淡倉		

17. 以何種身分持有方格16所披露的權益（只需在作出首次具報時填寫）

切合身分的代號 (見表 2)	股份數目	
	好倉	淡倉
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		

18. 有關對上市法團所持有的衍生權益的進一步資料

	切合衍生工具的代號 (見表4)	行使期限 (dd/mm/yyyy)		代價 - 如衍生權益由上市法團授予			股份數目
		開始	結束	授權價格	行使價格	轉讓價格	
好倉	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						
淡倉	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						

19. 有關未滿18歲的子女及／或配偶的權益的進一步資料

子女／配偶的姓名	地址	股份數目	
		好倉	淡倉

20. 有關由董事所控制的法團的權益的進一步資料

法團的名稱	地址及註冊成立地點	控權股東的姓名或名稱	控制百分率%	直接權益(Y/N)	股份數目	
					好倉	淡倉

21. 有關由董事與另一人共同持有的權益的進一步資料

聯合股東的姓名或名稱	地址	股份數目	
		好倉	淡倉

22. 來自身爲董事的受託人、信託受益人、或酌情信託的成立人的進一步資料

信託的名稱	地址	身分代號 (見表5)	股份數目	
			好倉	淡倉
		- 請選擇 -		
		- 請選擇 -		
		- 請選擇 -		

23. 來自第317條所指的協議的一方的進一步資料（關於所需的進一步資料，請參閱註釋）

其他方的姓名或名稱	地址	股份數目
根據第317或318條，大股東持有權益的股份總數		

24. 將本表格3A送交存檔的日期

25	09	2006
(日)	(月)	(年)

25. 連續頁的張數 0

26. 附頁的張數 0

表格3A.

9

表格3 A

董事／最高行政人員通知 - 上市法團股份權益

依據《證券及期貨條例》(第571章)第XV部第347條作出通知

本表格供作出首次具報或就以下事項作出通知的董事或最高行政人員（"董事"）使用：

(i) 取得其身爲董事的上市法團的股份的權益或淡倉；

(ii) 其在該等股份的權益的性質出現變動；及

(iii) 不再持有該等股份的權益或淡倉（只需填寫方格1至16及24）。

本表格必須根據表格3A註釋內的指令及指示填寫。

1. 上市法團的名稱

廣南（集團）有限公司

2. 股份編號	1203	**4. 該類別的已發行股份的數目**
3. 股份類別	普通股	901,583,285

5. 列印在香港身分證／護照上的董事的姓名(英文)

ZHAO	LEILI
（姓氏）	（其他名字）

6. 香港身分證／護照號碼: R110366(A)

簽發護照國家: -

7. 董事的地址

香港干諾道中148號粵海投資大廈30樓

8. 董事的姓名（中文）

趙雷力

9. 中文電碼

639271910500

10. 日間聯絡電話號碼

28529288

11. 電郵地址

12. 有關事件的日期

09	03	2006
（日）	（月）	（年）

13. 董事知悉有關事件／股份權益的日期
(如在有關事件的日期之後)

（日）	（月）	（年）

14. 有關事件的詳情

	切合有關情況的有關事件代號(見表1)	切合以前／現時持有股份的身分的代號（見表2）		買／賣或涉及的股份數目	交易的貨幣	場內		場外	
		有關事件之前	有關事件之後			每股的最高價	每股的平均價	每股的平均代價	代價代號(見表3)
好倉	121	-請選擇-	201	200,000	HKD			0.000	-請選擇-
淡倉	-請選擇-	-請選擇-	-請選擇-						

15. 緊接在有關事件之前的上市法團的股份總數

	股份總數	百分率數字(%)
好倉	0	0.00
淡倉		

16. 緊接在有關事件之後的上市法團的股份總數

	股份總數	百分率數字(%)
好倉	200,000	0.02
淡倉		

17. 以何種身分持有方格16所披露的權益（只需在作出首次具報時填寫）

切合身分的代號 (見表 2)	股份數目	
	好倉	淡倉
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		

18. 有關對上市法團所持有的衍生權益的進一步資料

	切合衍生工具的代號 (見表4)	行使期限 (dd/mm/yyyy)		代價 - 如衍生權益由上市法團授予			股份數目
		開始	結束	授權價格	行使價格	轉讓價格	
好倉	409	09/06/2006	08/03/2016		1.660		200,000
	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						
淡倉	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						

19. 有關未滿18歲的子女及／或配偶的權益的進一 資料

子女／配偶的姓名	地址	股份數目	
		好倉	淡倉

20. 有關由董事所控制的法團的權益的進一步資料

法團的名稱	地址及註冊成立地點	控權股東的姓名或名稱	控制百分率%	直接權益(Y/N)	股份數目	
					好倉	淡倉

21. 有關由董事與另一人共同持有的權益的進一步資料

聯合股東的姓名或名稱	地址	股份數目	
		好倉	淡倉

22. 來自身爲董事的受託人、信託受益人、或酌情信託的成立人的進一步資料

信託的名稱	地址	身分代號 (見表5)	股份數目	
			好倉	淡倉
		- 請選擇 -		
		- 請選擇 -		
		- 請選擇 -		

23. 來自第317條所指的協議的一方的進一步資料（關於所需的進一步資料，請參閱註釋）

其他方的姓名或名稱	地址	股份數目
根據第317或318條，大股東持有權益的股份總數		

24. 將本表格3A送交存檔的日期

13	03	2006
（日）	（月）	（年）

表格3A.

25. 連續頁的張數

26. 附頁的張數

表格3 A

董事／最高行政人員通知 - 上市法團股份權益

依據《證券及期貨條例》(第571章)第XV部第347條作出通知

本表格供作出首次具報或就以下事項作出通知的董事或最高行政人員（"董事"）使用：

(i) 取得其身為董事的上市法團的股份的權益或淡倉；

(ii) 其在該等股份的權益的性質出現變動；及

(iii) 不再持有該等股份的權益或淡倉（只需填寫方格1至16及24）。

本表格必須根據表格3A 註釋內的指令及指示填寫。

1. 上市法團的名稱		
廣南（集團）有限公司		
2. 股份編號	1203	4. 該類別的已發行股份的數目
3. 股份類別	普通股	901,583,285

5. 列印在香港身分證／護照上的董事的姓名(英文)		8. 董事的姓名（中文）
ZHAO（姓氏）	LEILI（其他名字）	趙雷力
6. 香港身分證／護照號碼	簽發護照國家	9. 中文電碼
R110366(A)	-	639271910500
7. 董事的地址		10. 日間聯絡電話號碼
香港干諾道中148號粵海投資大廈30樓		28529288
		11. 電郵地址

12. 有關事件的日期

23	01	2006
（日）	（月）	（年）

13. 董事知悉有關事件／股份權益的日期
(如在有關事件的日期之後)

（日）	（月）	（年）

14. 有關事件的詳情

	切合有關情況的有關事件代號(見表1)	切合以前／現時持有股份的身分的代號（見表2）		買／賣或涉及的股份數目	交易的貨幣	場內		場外	
		有關事件之前	有關事件之後			每股的最高價	每股的平均價	每股的平均代價	代價代號(見表3)
好倉	122	201	- 請選擇 -	400,000	HKD	1.550	1.550		- 請選擇 -
淡倉	- 請選擇 -	- 請選擇 -	- 請選擇 -						

15. 緊接在有關事件之前的上市法團的股份總數

	股份總數	百分率數字(%)
好倉	400,000	0.04
淡倉		

16. 緊接在有關事件之後的上市法團的股份總數

	股份總數	百分率數字(%)
好倉	0	0.00
淡倉		

17. 以何種身分持有方格16所披露的權益（只需在作出首次具報時填寫）

切合身分的代號 (見表 2)	股份數目	
	好倉	淡倉
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		

18. 有關對上市法團所持有的衍生權益的進一步資料

	切合衍生工具的代號 (見表4)	行使期限 (dd/mm/yyyy)		代價 - 如衍生權益由上市法團授予			股份數目
		開始	結束	授權價格	行使價格	轉讓價格	
好倉	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						
淡倉	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						

19. 有關未滿18歲的子女及／或配偶的權益的進一步資

子女／配偶的姓名	地址	股份數目	
		好倉	淡倉

20. 有關由董事所控制的法團的權益的進一步資料

法團的名稱	地址及註冊成立地點	控權股東的姓名或名稱	控制百分率%	直接權益(Y/N)	股份數目	
					好倉	淡倉

21. 有關由董事與另一人共同持有的權益的進一步資料

聯合股東的姓名或名稱	地址	股份數目	
		好倉	淡倉

22. 來自身爲董事的受託人、信託受益人、或酌情信託的成立人的進一步資料

信託的名稱	地址	身分代號 (見表5)	股份數目	
			好倉	淡倉
		- 請選擇 -		
		- 請選擇 -		
		- 請選擇 -		

23. 來自第317條所指的協議的一方的進一步資料（關於所需的進一步資料，請參閱註釋）

其他方的姓名或名稱	地址	股份數目
根據第317或318條，大股東持有權益的股份總數		

24. 將本表格3A送交存檔的日期

23	01	2006
(日)	(月)	(年)

25. 連續頁的張數

26. 附頁的張數

表格3A.

表格3 A

董事／最高行政人員通知 - 上市法團股份權益

依據《證券及期貨條例》(第571章)第XV部第347條作出通知

本表格供作出首次具報或就以下事項作出通知的董事或最高行政人員（"董事"）使用：

(i) 取得其身爲董事的上市法團的股份的權益或淡倉；

(ii) 其在該等股份的權益的性質出現變動；及

(iii) 不再持有該等股份的權益或淡倉（只需填寫方格1至16及24）。

本表格必須根據表格3A註釋內的指令及指示填寫。

1. 上市法團的名稱		
廣南（集團）有限公司		
2. 股份編號	1203	4. 該類別的已發行股份的數目
3. 股份類別	普通股	901,583,285

5. 列印在香港身分證／護照上的董事的姓名(英文)		8. 董事的姓名（中文）
ZHAO（姓氏）	LEILI（其他名字）	趙雷力
6. 香港身分證／護照號碼	簽發護照國家	9. 中文電碼
R110366(A)	-	639271910500
7. 董事的地址		10. 日間聯絡電話號碼
香港干諾道中148號粵海投資大廈30樓		28529288
		11. 電郵地址

12. 有關事件的日期

18	01	2006
（日）	（月）	（年）

13. 董事知悉有關事件／股份權益的日期（如在有關事件的日期之後）

（日）	（月）	（年）



14. 有關事件的詳情

	切合有關情況的有關事件代號(見表1)	切合以前／現時持有股份的身分的代號（見表2）有關事件之前	切合以前／現時持有股份的身分的代號（見表2）有關事件之後	買／賣或涉及的股份數目	交易的貨幣	場內：每股的最高價	場內：每股的平均價	場外：每股的平均代價	場外：代價代號(見表3)
好倉	122	201	- 請選擇 -	300,000	HKD	1.360	1.360		- 請選擇 -
淡倉	- 請選擇 -	- 請選擇 -	- 請選擇 -						

15. 緊接在有關事件之前的上市法團的股份總數

	股份總數	百分率數字(%)
好倉	700,000	0.08
淡倉		

16. 緊接在有關事件之後的上市法團的股份總數

	股份總數	百分率數字(%)
好倉	400,000	0.04
淡倉		

17. 以何種身分持有方格16所披露的權益（只需在作出首次具報時填寫）

切合身分的代號 (見表 2)	股份數目	
	好倉	淡倉
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		

18. 有關對上市法團所持有的衍生權益的進一步資料

	切合衍生工具的代號 (見表4)	行使期限 (dd/mm/yyyy)		代價 - 如衍生權益由上市法團授予			股份數目
		開始	結束	授權價格	行使價格	轉讓價格	
好倉	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						
淡倉	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						

19. 有關未滿18歲的子女及／或配偶的權益的進一步資料

子女／配偶的姓名	地址	股份數目	
		好倉	淡倉

20. 有關由董事所控制的法團的權益的進一步資料

法團的名稱	地址及註冊成立地點	控權股東的姓名或名稱	控制百分率%	直接權益(Y/N)	股份數目	
					好倉	淡倉

21. 有關由董事與另一人共同持有的權益的進一步資料

聯合股東的姓名或名稱	地址	股份數目	
		好倉	淡倉

22. 來自身為董事的受託人、信託受益人、或酌情信託的成立人的進一步資料

信託的名稱	地址	身分代號 (見表5)	股份數目	
			好倉	淡倉
		- 請選擇 -		
		- 請選擇 -		
		- 請選擇 -		

23. 來自第317條所指的協議的一方的進一步資料（關於所需的進一步資料，請參閱註釋）

其他方的姓名或名稱	地址	股份數目
根據第317或318條，大股東持有權益的股份總數		

24. 將本表格3A送交存檔的日期

18	01	2006
（日）	（月）	（年）

表格3A.

25. 連續頁的張數

26. 附頁的張數

表格3 A

董事／最高行政人員通知 - 上市法團股份權益

依據《證券及期貨條例》(第571章)第XV部第347條作出通知

本表格供作出首次具報或就以下事項作出通知的董事或最高行政人員（"董事"）使用：

(i) 取得其身爲董事的上市法團的股份的權益或淡倉；

(ii) 其在該等股份的權益的性質出現變動；及

(iii) 不再持有該等股份的權益或淡倉（只需填寫方格1至16及24）。

本表格必須根據表格3A註釋內的指令及指示填寫。

1. 上市法團的名稱 廣南（集團）有限公司		
2. 股份編號	1203	4. 該類別的已發行股份的數目 901,583,285
3. 股份類別	普通股	

5. 列印在香港身分證／護照上的董事的姓名(英文)		8. 董事的姓名（中文）
ZHAO （姓氏）	LEILI （其他名字）	趙雷力
6. 香港身分證／護照號碼 R110366(A)	簽發護照國家 -	9. 中文電碼 639271910500
7. 董事的地址 香港干諾道中148號粵海投資大廈30樓		10. 日間聯絡電話號碼 28529288
		11. 電郵地址

12. 有關事件的日期

19	12	2005
（日）	（月）	（年）

13. 董事知悉有關事件／股份權益的日期
(如在有關事件的日期之後)

（日）	（月）	（年）

14. 有關事件的詳情

	切合有關情況的有關事件代號(見表1)	切合以前／現時持有股份的身分的代號（見表2）		買／賣或涉及的股份數目	交易的貨幣	場內		場外	
		有關事件之前	有關事件之後			每股的最高價	每股的平均價	每股的平均代價	代價代號(見表3)
好倉	136	-請選擇-	201	700,000	HKD				-請選擇-
淡倉	-請選擇-	-請選擇-	-請選擇-						

15. 緊接在有關事件之前的上市法團的股份總數

	股份總數	百分率數字(%)
好倉	70,000,000	0.08
淡倉		

16. 緊接在有關事件之後的上市法團的股份總數

	股份總數	百分率數字(%)
好倉	700,000	0.08
淡倉		

17. 以何種身分持有方格16所披露的權益（只需在作出首次具報時填寫）

切合身分的代號 (見表 2)	股份數目	
	好倉	淡倉
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		

18. 有關對上市法團所持有的衍生權益的進一步資料

	切合衍生工具的代號 (見表4)	行使期限 (dd/mm/yyyy)		代價 - 如衍生權益由上市法團授予			股份數目
		開始	結束	授權價格	行使價格	轉讓價格	
好倉	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						
淡倉	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						

19. 有關未滿18歲的子女及／或配偶的權益的進一步資,

子女／配偶的姓名	地址	股份數目	
		好倉	淡倉

20. 有關由董事所控制的法團的權益的進一步資料

法團的名稱	地址及註冊成立地點	控權股東的姓名或名稱	控制百分率%	直接權益(Y/N)	股份數目	
					好倉	淡倉

21. 有關由董事與另一人共同持有的權益的進一步資料

聯合股東的姓名或名稱	地址	股份數目	
		好倉	淡倉

22. 來自身爲董事的受託人、信託受益人、或酌情信託的成立人的進一步資料

信託的名稱	地址	身分代號（見表5）	股份數目	
			好倉	淡倉
		- 請選擇 -		
		- 請選擇 -		
		- 請選擇 -		

23. 來自第317條所指的協議的一方的進一步資料（關於所需的進一步資料，請參閱註釋）

其他方的姓名或名稱	地址	股份數目
根據第317或318條，大股東持有權益的股份總數		

24. 將本表格3A送交存檔的日期

19	12	2005
（日）	（月）	（年）

25. 連續頁的張數

26. 附頁的張數

表格3A.

表格3 A

董事／最高行政人員通知 - 上市法團股份權益

依據《證券及期貨條例》(第571章)第XV部第347條作出通知

本表格供作出首次具報或就以下事項作出通知的董事或最高行政人員（"董事"）使用：

(i) 取得其身為董事的上市法團的股份的權益或淡倉；

(ii) 其在該等股份的權益的性質出現變動；及

(iii) 不再持有該等股份的權益或淡倉（只需填寫方格1至16及24）。

本表格必須根據表格3A註釋內的指令及指示填寫。

1. 上市法團的名稱
廣南（集團）有限公司

2. 股份編號：1203

3. 股份類別：普通股

4. 該類別的已發行股份的數目：9,015,832,859

5. 列印在香港身分證／護照上的董事的姓名(英文)
ZHAO（姓氏） LEILI（其他名字）

6. 香港身分證／護照號碼：R110366(A)
簽發護照國家：-

7. 董事的地址
香港干諾道中148號粵海投資大廈30樓

8. 董事的姓名（中文）
趙雷力

9. 中文電碼
639271910500

10. 日間聯絡電話號碼
28529288

11. 電郵地址

12. 有關事件的日期

03	11	2005
（日）	（月）	（年）

13. 董事知悉有關事件／股份權益的日期
(如在有關事件的日期之後)

（日）	（月）	（年）

14. 有關事件的詳情

	切合有關情況的有關事件代號(見表1)	切合以前／現時持有股份的身分的代號（見表2）		買／賣或涉及的股份數目	交易的貨幣	場內		場外	
		有關事件之前	有關事件之後			每股的最高價	每股的平均價	每股的平均代價	代價代號(見表3)
好倉	121	-請選擇-	201	2,000,000	HKD	0.100	0.100		-請選擇-
淡倉	-請選擇-	-請選擇-	-請選擇-						

15. 緊接在有關事件之前的上市法團的股份總數

	股份總數	百分率數字(%)
好倉	5,000,000	0.06
淡倉		

16. 緊接在有關事件之後的上市法團的股份總數

	股份總數	百分率數字(%)
好倉	7,000,000	0.08
淡倉		

趙雷力

17. 以何種身分持有方格16所披露的權益（只需在作出首次具報時填寫）

切合身分的代號 (見表 2)	股份數目	
	好倉	淡倉
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		

18. 有關對上市法團所持有的衍生權益的進一步資料

	切合衍生工具的代號 (見表4)	行使期限 (dd/mm/yyyy)		代價 - 如衍生權益由上市法團授予			股份數目
		開始	結束	授權價格	行使價格	轉讓價格	
好倉	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						
淡倉	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						

19. 有關未滿18歲的子女及／或配偶的權益的進一步資料

子女／配偶的姓名	地址	股份數目	
		好倉	淡倉

20. 有關由董事所控制的法團的權益的進一步資料

法團的名稱	地址及註冊成立地點	控權股東的姓名或名稱	控制百分率%	直接權益(Y/N)	股份數目	
					好倉	淡倉

21. 有關由董事與另一人共同持有的權益的進一步資料

聯合股東的姓名或名稱	地址	股份數目	
		好倉	淡倉

22. 來自身爲董事的受託人、信託受益人、或酌情信託的成立人的進一步資料

信託的名稱	地址	身分代號 (見表5)	股份數目	
			好倉	淡倉
		- 請選擇 -		
		- 請選擇 -		
		- 請選擇 -		

23. 來自第317條所指的協議的一方的進一步資料（關於所需的進一步資料，請參閱註釋）

其他方的姓名或名稱	地址	股份數目
根據第317或318條，大股東持有權益的股份總數		

24. 將本表格3A送交存檔的日期

03	11	2005
（日）	（月）	（年）

表格3A.

25. 連續頁的張數

26. 附頁的張數

表格3 A

董事／最高行政人員通知 - 上市法團股份權益

依據《證券及期貨條例》(第571章)第XV部第347條作出通知

本表格供作出首次具報或就以下事項作出通知的董事或最高行政人員（"董事"）使用：

(i) 取得其身爲董事的上市法團的股份的權益或淡倉；

(ii) 其在該等股份的權益的性質出現變動；及

(iii) 不再持有該等股份的權益或淡倉（只需填寫方格1至16及24）。

本表格必須根據表格3A註釋內的指令及指示填寫。

1. 上市法團的名稱 廣南（集團）有限公司		
2. 股份編號	1203	**4. 該類別的已發行股份的數目** 9,015,832,859
3. 股份類別	普通股	

5. 列印在香港身分證／護照上的董事的姓名(英文) ZHAO（姓氏）	LEILI（其他名字）	**8. 董事的姓名（中文）** 趙雷力
6. 香港身分證／護照號碼 R110366(A)	簽發護照國家 -	**9. 中文電碼** 639271910500
7. 董事的地址 香港干諾道中148號粵海投資大廈30樓		**10. 日間聯絡電話號碼** 28529288
		11. 電郵地址

12. 有關事件的日期

19	10	2005
（日）	（月）	（年）

13. 董事知悉有關事件／股份權益的日期
(如在有關事件的日期之後)

（日）	（月）	（年）

14. 有關事件的詳情

	切合有關情況的有關事件代號(見表1)	切合以前／現時持有股份的身分的代號（見表2）有關事件之前	有關事件之後	買／賣或涉及的股份數目	交易的貨幣	場內 每股的最高價	場內 每股的平均價	場外 每股的平均代價	場外 代價代號(見表3)
好倉	121	-請選擇-	201	5,000,000	HKD	0.104	0.104		-請選擇-
淡倉	-請選擇-	-請選擇-	-請選擇-						

15. 緊接在有關事件之前的上市法團的股份總數

	股份總數	百分率數字(%)
好倉	0	0.00
淡倉		

16. 緊接在有關事件之後的上市法團的股份總數

	股份總數	百分率數字(%)
好倉	5,000,000	0.06
淡倉		

17. 以何種身分持有方格16所披露的權益（只需在作出首次具報時填寫）

切合身分的代號 (見表 2)	股份數目	
	好倉	淡倉
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		

18. 有關對上市法團所持有的衍生權益的進一步資料

	切合衍生工具的代號 (見表4)	行使期限 (dd/mm/yyyy)		代價 - 如衍生權益由上市法團授予			股份數目
		開始	結束	授權價格	行使價格	轉讓價格	
好倉	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						
淡倉	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						

趙雷力

19. 有關未滿18歲的子女及／或配偶的權益的進一步資料

子女／配偶的姓名	地址	股份數目	
		好倉	淡倉

20. 有關由董事所控制的法團的權益的進一步資料

法團的名稱	地址及註冊成立地點	控權股東的姓名或名稱	控制百分率%	直接權益(Y/N)	股份數目	
					好倉	淡倉

21. 有關由董事與另一人共同持有的權益的進一步資料

聯合股東的姓名或名稱	地址	股份數目	
		好倉	淡倉

22. 來自身爲董事的受託人、信託受益人、或酌情信託的成立人的進一步資料

信託的名稱	地址	身分代號 (見表5)	股份數目	
			好倉	淡倉
		- 請選擇 -		
		- 請選擇 -		
		- 請選擇 -		

23. 來自第317條所指的協議的一方的進一步資料（關於所需的進一步資料，請參閱註釋）

其他方的姓名或名稱	地址	股份數目
根據第317或318條，大股東持有權益的股份總數		

24. 將本表格3A送交存檔的日期

19	10	2005
(日)	(月)	(年)

25. 連續頁的張數

26. 附頁的張數

表格3A.

8

表格3 A

董事／最高行政人員通知 - 上市法團股份權益

依據《證券及期貨條例》(第571章)第XV部第347條作出通知

本表格供作出首次具報或就以下事項作出通知的董事或最高行政人員（"董事"）使用：

(i) 取得其身為董事的上市法團的股份的權益或淡倉；

(ii) 其在該等股份的權益的性質出現變動；及

(iii) 不再持有該等股份的權益或淡倉（只需填寫方格1至16及24）。

本表格必須根據表格3A註釋內的指令及指示填寫。

1. 上市法團的名稱		
廣南（集團）有限公司		
2. 股份編號	1203	4. 該類別的已發行股份的數目
3. 股份類別	普通股	901,583,285

5. 列印在香港身分證／護照上的董事的姓名(英文)		8. 董事的姓名（中文）
LUO（姓氏）	FANYU（其他名字）	羅蕃郁
6. 香港身分證／護照號碼	簽發護照國家	9. 中文電碼
K589564(2)		501256036735
7. 董事的地址		10. 日間聯絡電話號碼
香港干諾道中148號粵海投資大廈29樓		28529810
		11. 電郵地址

12. 有關事件的日期

09	03	2006
（日）	（月）	（年）

13. 董事知悉有關事件／股份權益的日期
(如在有關事件的日期之後)

（日）	（月）	（年）

14. 有關事件的詳情

	切合有關情況的有關事件代號(見表1)	切合以前／現時持有股份的身分的代號（見表2）		買／賣或涉及的股份數目	交易的貨幣	場內		場外	
		有關事件之前	有關事件之後			每股的最高價	每股的平均價	每股的平均代價	代價代號(見表3)
好倉	121	-請選擇-	201	200,000	HKD			0.000	-請選擇-
淡倉	-請選擇-	-請選擇-	-請選擇-						

15. 緊接在有關事件之前的上市法團的股份總數

	股份總數	百分率數字(%)
好倉	0	0.00
淡倉		

16. 緊接在有關事件之後的上市法團的股份總數

	股份總數	百分率數字(%)
好倉	200,000	0.02
淡倉		

17. 以何種身分持有方格16所披露的權益（只需在作出首次具報時填寫）

切合身分的代號 (見表 2)	股份數目	
	好倉	淡倉
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		

18. 有關對上市法團所持有的衍生權益的進一步資料

	切合衍生工具的代號 (見表4)	行使期限 (dd/mm/yyyy)		代價 - 如衍生權益由上市法團授予			股份數目
		開始	結束	授權價格	行使價格	轉讓價格	
好倉	409	09/06/2006	08/03/2016		1.660		200,000
	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						
淡倉	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						

19. 有關未滿18歲的子女及／或配偶的權益的進一步資料

子女／配偶的姓名	地址	股份數目	
		好倉	淡倉

20. 有關由董事所控制的法團的權益的進一步資料

法團的名稱	地址及註冊成立地點	控權股東的姓名或名稱	控制百分率%	直接權益(Y/N)	股份數目	
					好倉	淡倉

21. 有關由董事與另一人共同持有的權益的進一步資料

聯合股東的姓名或名稱	地址	股份數目	
		好倉	淡倉

22. 來自身爲董事的受託人、信託受益人、或酌情信託的成立人的進一步資料

信託的名稱	地址	身分代號 (見表5)	股份數目	
			好倉	淡倉
		- 請選擇 -		
		- 請選擇 -		
		- 請選擇 -		

23. 來自第317條所指的協議的一方的進一步資料（關於所需的進一步資料，請參閱註釋）

其他方的姓名或名稱	地址	股份數目
根據第317或318條，大股東持有權益的股份總數		

24. 將本表格3A送交存檔的日期

13	03	2006
（日）	（月）	（年）

表格3A.

25. 連續頁的張數

26. 附頁的張數

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation
Guangnan (Holdings) Limited

2. Stock code	1203	**4. Number of issued shares in class**	
3. Class of shares	Ordinary	901,583,285	

5. Name of Director (English) as printed on HKID/Passport

LIANG	JIANQIN
(Surname)	(Other names)

8. Name of Director (Chinese)
梁劍琴

6. HKID/Passport No. P544686(8)

Country of issue of Passport -

9. Chinese Character Code
273304943830

7. Address of Director
Office A1, 19/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD C., HONG KONG.

10. Daytime tel. No.
21656262

11. e-mail address

12. Date of relevant event

09	03	2006
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	201	200,000	HKD			0.000	- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immedia, b a the relevant event

	Total number of shares	Percentage figure (%)
Long position	0	0.00
Short position		

16. Total sha. ir ed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	200,000	0.02
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	409	09/06/2006	08/03/2016		1.660		200,000
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests hi . n under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

13	03	2006
(day)	(month)	(year)

Form 3A.

25. Number of continuation sheets ☐

26. Number of attachments ☐

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
Guangnan (Holdings) Limited		
2. Stock code	1203	4. Number of issued shares in class
3. Class of shares	Ordinary	901,583,285

5. Name of Director (English) as printed on HKID/Passport		8. Name of Director (Chinese)
MCMAHON (Surname)	GERARD JOSEPH (Other names)	N/A
6. HKID/Passport No.	Country of issue of Passport	9. Chinese Character Code
XD291901(5)	-	N/A
7. Address of Director		10. Daytime tel. No.
APARTMENT 2, BLOCK C, 7/F., 37 PATERSON STREET, CAUSEWAY BAY, HONG KONG.		(852)90925558
		11. e-mail address

12. Date of relevant event

09	03	2006
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

16	03	2006
(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	201	200,000	HKD			0.000	- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately b e the relevant event

	Total number of shares	Percentage figure (%)
Long position	0	0.00
Short position		

16. Total shares ir ed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	200,000	0.02
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	409	09/06/2006	08/03/2016		1.660		200,000
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of ch' 'n under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

17	03	2006
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

Form 3A.

FORM 3 A

1

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation
Guangnan (Holdings) Limited

2. Stock code	1203	**4. Number of issued shares in class**
3. Class of shares	Ordinary	901,583,285

5. Name of Director (English) as printed on HKID/Passport

TAM	WAI CHU, MARIA
(Surname)	(Other names)

6. HKID/Passport No. A464118(6)
Country of issue of Passport -

7. Address of Director
52A MACDONNELL ROAD, 3RD FLOOR, HONG KONG.

8. Name of Director (Chinese)
譚惠珠

9. Chinese Character Code
622319203796

10. Daytime tel. No.
2581 2023

11. e-mail address

12. Date of relevant event

09	03	2006
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	201	200,000	HKD			0.000	- Select -
Short position	- Select -	- Select -	- Select -						

15. **Total shares in listed corporation immediai before the relevant event**

	Total number of shares	Percentage figure (%)
Long position	0	0.00
Short position		

16. **Total sha in listed corporation immediately after the relevant event**

	Total number of shares	Percentage figure (%)
Long position	200,000	0.02
Short position		

17. **Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)**

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. **Further information in respect of derivative interests in listed corporation**

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	409	09/06/2006	08/03/2016		1.660		200,000
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests (ildren under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

13	03	2006
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

Form 3A.

1

DIRECTOR'S/C EXECUTIVE'S NOTICE - INTERESTS IN SH/ - JF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Resent

Form for use by a director or chief executive ("director") giving an initial Notification or notice of -
(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;
(ii) Changes in the nature of his interest in such shares; and
(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation
Guangnan (Holdings) Limited

2. Stock code 1203

3. Class of shares Ordinary

4. Number of issued shares in class
901,583,285

5. Name of Director (English) as printed on HKID/Passport
LI (Surname)
KAR KEUNG (Other names)

6. HKID/Passport No.
E516940(6)

Country of issue of Passport
-

7. Address of Director
FLAT 4B, BLOCK 8, CAVENDISH HEIGHTS, 33 PERKINS ROAD, JARDINE LOOKOUT, HONG KONG.

8. Name of Director (Chinese)
李嘉強

9. Chinese Character Code
2621 0857 1730

10. Daytime tel. No.
28690933

11. e-mail address

12. Date of relevant event

09	03	2006
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	201	200,000	HKD			0.000	- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately l re the relevant event

	Total number of shares	Percentage figure (%)
Long position	0	0.00
Short position		

16. Total shares in d corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	200,000	0.02
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	409	09/06/2006	08/03/2016		1.660		200,000
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of cl   en under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. **Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. **Further information from a party to an agreement under Section 317 (Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

13	03	2006
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

Form 3A.

秘書及董事更改通知書(委任／離任)
Notification of Change of Secretary and Director (Appointment／Cessation)

公司註冊處
Companies Registry

(公司條例第 158(4) 及 (4A) 條)
(Companies Ordinance s. 158(4) & (4A))

表格 Form **D2A**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 109667

1 公司名稱 Company Name

Guangnan (Holdings) Limited
廣南(集團)有限公司

2 更改詳情 Details of Change

A. 離任秘書／董事的資料 Particulars of Secretary／Director Ceasing to Act

(如涉及超過一名秘書／董事，請用續頁A填報 Use Continuation Sheet A if more than 1 secretary／director is involved).

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 7) 身份 Capacity: ☐ 秘書 Secretary ☑ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to: N/A

個人秘書／董事的姓名 Name of Individual Secretary／Director

中文姓名 Name in Chinese	英文姓氏 Surname in English	英文名字 Other Names in English
梁劍琴	Liang	Jianqin

(註 Note 8) 身份證明 Identification

香港身份證號碼 HK Identity Card Number	海外護照號碼 Overseas Passport Number
P544686(8)	N/A

或 OR

(註 Note 9) 法人團體秘書／董事的中文及英文名稱
Chinese and English Names of Corporate Secretary／Director

離任原因 Reason for Cessation: ☑ 辭職／其他 Resignation／Others ☐ 去世 Deceased

(註 Note 10) 離任日期 Date of Cessation

日 DD	月 MM	年 YYYY
08	08	2006

(註 Note 11) 請述明上述離任董事／候補董事在離任日期後，是否繼續擔任公司的候補董事／董事職位
Please indicate whether the Director／Alternate Director ceasing to act will continue to hold office as Alternate Director／Director in the Company after the date of cessation

☐ 是 Yes
☑ 否 No

(註 Note 5) **提交人的資料 Presentor's Reference**

姓名 Name: Cheung Mo Ching

地址 Address: 22/F., Tesbury Centre,
No. 24-32, Queen's Road East,
Hong Kong

電話 Tel: 2860 4436　傳真 Fax: 2854 9112

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 For Official Use

收件日期 RECEIVED
15-08-2006
文件收發小組 Central Mail Unit

指明編號 1/2004 (2004年2月)
Specification No. 1/2004 (Feb. 2004)

CSA by P & L Associates, Hong Kong (D2a.Frm)

109667

2 更改詳情 Details of Change (續上頁 cont'd)

B. 獲委任的個人秘書／董事的資料 Particulars of Individual Secretary／Director Appointed

(如委任超過一名個人秘書／董事，請用續頁 B 填報)
(Use Continuation Sheet B if more than 1 individual secretary／director is appointed)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 12) 身份 Capacity

☐ 秘書 Secretary ☑ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to: N/A

中文姓名 Name in Chinese	侯卓冰
英文姓名 Name in English	姓氏 Surname: Hou; 名字 Other Names: Zhuobing
前用姓名 Previous Names	(Nil)
別名 Alias	(Nil)
(註 Note 13) 住址 Residential Address	Flat 2, 11/F., Manhattan Avenue, 255 Queen's Road Central, Hong Kong; 國家 Country: N/A
(註 Note 14) 電郵地址 E-mail Address	N/A

(註 Note 15) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: K684233(A)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
N/A	N/A

委任日期 Date of Appointment

日 DD	月 MM	年 YYYY
08	08	2006

(註 Note 16) 請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事
Please indicate whether the Director／Alternate Director whose appointment is reported above is already an existing Alternate Director／Director in the Company at the time of the above appointment

☐ 是 Yes
☑ 否 No

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

Form **D2A**

2 更改詳情 Details of Change (續上頁 cont'd)

(註 Note 17) **C. 獲委任的法人團體秘書／董事的資料 Particulars of Corporate Secretary／Director Appointed**

(如委任超過一名法人團體秘書／董事，請用續頁 C 填報)
(Use Continuation Sheet C if more than 1 corporate secretary／director is appointed)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 18) 身份 Capacity ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to

(註 Note 19) 中文名稱 Name in Chinese

(註 Note 19) 英文名稱 Name in English

(註 Note 20) 地址 Address | 國家 Country

(註 Note 21) 電郵地址 E-mail Address

公司編號 Company Number
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

委任日期 Date of Appointment

日 DD	月 MM	年 YYYY

(註 Note 22) 請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事
Please indicate whether the Director／Alternate Director whose appointment is reported above is already an existing Alternate Director／Director in the Company at the time of the above appointment

☐ 是 Yes
☐ 否 No

本通知書包括 ______ 張續頁 A、______ 張續頁 B 及 ______ 張續頁 C。
This Notification includes (Nil) Continuation Sheet(s) A, (Nil) Continuation Sheet(s) B and (Nil) Continuation Sheet(s) C.

簽署 Signed :

姓名 Name : Cheung Mo Ching

~~董事 Director~~／秘書 Secretary *

日期 Date : 9 August 2006
日 DD / 月 MM / 年 YYYY

請刪去不適用者 Delete whichever does not apply

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

出任董事或候補董事職位同意書
Consent to Act as Director or Alternate Director

公司註冊處
Companies Registry

(公司條例第 158(5)條)
(Companies Ordinance s. 158(5))

表格 Form **D3**

重要事項 Important Note

- 請用黑色墨水列印。
  Please print in black ink.

公司編號 Company Number: 109667

公司名稱 Company Name

Guangnan (Holdings) Limited
廣南(集團)有限公司

本人 I, 侯卓冰 Hou Zhuobing 同意出任上述公司的 consent to act as the above company's

(請填報姓名 Please state full name)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

☑ 董事，Director

☐ 候補董事，Alternate Director — 代替 Alternate to: N/A

(請填報獲代替行事的董事姓名或名稱 Please state full name of the principal director)

生效日期爲 with effect from 08 (日 DD) 08 (月 MM) 2006 (年 YYYY)，並確認本人已年滿十八歲。, and confirm that I have attained the age of 18 years.

簽署 Signed : [signature]

日期 Date : 8th August, 2006
日 DD / 月 MM / 年 YYYY

提交人的資料 Presentor's Reference

姓名 Name: Cheung Mo Ching

地址 Address: 22/F., Tesbury Centre, No. 24-32, Queen's Road East, Hong Kong

電話 Tel: 2860 4436 傳真 Fax: 2854 9112

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 For Official Use

收件日期 RECEIVED 15-08-2006
CR 文件收發小組 Central Mail Unit

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

THE COMPANIES ORDINANCE (CHAPTER 32)

SPECIAL RESOLUTION

OF

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

Passed on the 9th day of June, 2006

At the Annual General Meeting of Guangnan (Holdings) Limited (the "Company") duly convened and held at The Boardroom, Basement II, The Wharney Guang Dong Hotel Hong Kong, No. 57-73 Lockhart Road, Wanchai, Hong Kong on Friday, 9th June 2006 at 2:30 p.m., the following resolution was duly passed as a special resolution:-

SPECIAL RESOLUTION

8. **"THAT** the articles of association of the Company (the "Articles") be and is hereby amended in the follow manner:

    (a) By deleting the existing Article 92 and substituting therefor the following new Article 92 :

    Without prejudice to the power of the Company in general meeting in pursuance of any of these Articles to appoint any person to be a Director and subject to the Ordinance, the Board shall have power at any time and from time to time to appoint any person to be a Director, either to fill a causal vacancy or as an addition to the existing Board, but so that the total number of Directors shall not at any time exceed any maximum number fixed by or in accordance with these Articles. Any Director so appointed by the Board shall hold office only until the first general meeting after his appointment and shall then be eligible for re-election but shall not be taken into account in determining the Directors or the number of Directors who are to retire by rotation at such meeting.


RECEIVED
CR
文件收發小組
Central Mail Unit

(b) By deleting the existing Article 105 and substituting therefor the following new Article 105 :

No person other than a retiring Director shall, unless recommended by the Board for election, be eligible for election to the office of Director at any general meeting unless notice in writing of the intention to propose that person for election as a Director and notice in writing by that person of his consent to be elected shall have been lodged at the Registered Office. The period for lodgement of such notices shall commence on (and include) the day after the despatch of the notice of the meeting appointed for such election and end on (and exclude) the date that is seven (7) days before the date appointed for the meeting.

(c) By adding a new Article 107A immediately after the existing Article 107 :

Notwithstanding any other provisions in these Articles and subject to any requirements on retirement of Directors by rotation as may be provided under the Listing Rules, there shall also be required to retire by rotation any Director (including those appointed for a specific term) who at an annual general meeting of the Company (the "Forthcoming AGM") shall have been a Director for three calendar years (the "3 Year Period") prior to (but including) the date of the Forthcoming AGM and who has not been elected or re-elected at any general meeting of the Company during the 3 Year Period and who has not otherwise ceased to be a Director (either by resignation, retirement, removal or otherwise) and been re-elected by a general meeting of the Company at or since any general meeting of the Company during the 3 Year Period, notwithstanding that the total number of Directors to retire at the relevant annual general meeting would as a result exceed one-third of the Directors for the time being."



Liang Jiang
Chairman

公司註冊處
Companies Registry

秘書及董事資料更改通知書
Notification of Change of Particulars of Secretary and Director

(公司條例第158(4)條)
(Companies Ordinance s. 158(4))

表格 Form **D2B**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

109667

1 公司名稱 Company Name

Guangnan (Holdings) Limited
廣南（集團）有限公司

2 個人秘書／董事資料更改 Change of Particulars of Individual Secretary／Director

(如涉及超過一名個人秘書／董事，請用續頁A填報 Use Continuation Sheet A if more than 1 individual secretary／director is involved)

A. 更改資料的個人秘書／董事
Identity of the Individual Secretary／Director whose Particulars have Changed

請填報現時在公司註冊處登記的有關資料
Please state the relevant particulars currently registered with the Companies Registry

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 6) 身份 Capacity: ☐ 秘書 Secretary ☑ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to: N/A

中文姓名 Name in Chinese: -

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
McMahon	Gerard Joseph

(註 Note 7) 身份證明 Identification:

香港身份證號碼 HK Identity Card Number	海外護照號碼 Overseas Passport Number
XD291901(5)	N/A

(註 Note 4) **提交人的資料 Presentor's Reference**

姓名 Name: Guangnan (Holdings) Limited

地址 Address: 22/F., Tesbury Centre,
No. 24-32 Queen's Road East,
Hong Kong

電話 Tel: 2860 4436 傳真 Fax: 2583 9288

電郵地址 E-mail Address:

檔號 Reference: Attn: Ms. Lorraine Cheung

指明編號 1/2004 (2004年2月)
Specification No. 1/2004 (Feb. 2004)

請勿填寫本欄 For Official Use

收件日期 RECEIVED
27-03-2006
文件收發小組 Central Mail Unit

Form D2B

109667

2 個人秘書／董事資料更改 (續上頁)
Change of Particulars of Individual Secretary／Director (cont'd)

(註 Note 8) **B. 更改詳情 Details of Change(s)**

請只填報有更改的項目 Please complete item(s) with change(s) only

生效日期 Effective Date

(a) 中文姓名 Name in Chinese

	日 DD	月 MM	年 YYYY

(b) 英文姓名 Name in English

姓氏 Surname	名字 Other Names	日 DD	月 MM	年 YYYY

(註 N　) **(c) 別名 Alias**

	日 DD	月 MM	年 YYYY

(註 Note 10) **(d) 住址 Residential Address**

	國家 Country	日 DD	月 MM	年 YYYY
Apartment 2, Block C, 7/F., 37 Paterson Street, Causeway Bay, Hong Kong	N/A	17	03	2006

(註 Note 11) **(e) 電郵地址 E-mail Address**

	日 DD	月 MM	年 YYYY

(f) 香港身份證號碼 Hong Kong Identity Card Number

	日 DD	月 MM	年 YYYY

(g) 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number	日 DD	月 MM	年 YYYY

公司編號 Company Number: 109667

3 法人團體秘書／董事資料更改 Change of Particulars of Corporate Secretary／Director

(如涉及超過一名法人團體秘書／董事，請用續頁B填報)
(Use Continuation Sheet B if more than 1 corporate secretary／director is involved)

A. 更改資料的法人團體秘書／董事
Identity of the Corporate Secretary／Director whose Particulars have Changed

請填報現時在公司註冊處登記的有關資料
Please state the relevant particulars currently registered with the Companies Registry

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 6) 身份 **Capacity** ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director — 代替 Alternate to: ______

(註 Note 12) 中文名稱 **Name in Chinese**: ______

(註 Note 12) 英文名稱 **Name in English**: ______

公司編號 **Company Number**
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong): ______

(註 Note 8) B. 更改詳情 Details of Change(s)

*請只填報有更改的項目 **Please complete item(s) with change(s) only***

生效日期 **Effective Date**

(a) 中文及英文名稱 **Name in Chinese and English**: ______ — 日 DD / 月 MM / 年 YYYY

(註 Note 13) (b) 地址 **Address**: ______ 國家 Country: ______ — 日 DD / 月 MM / 年 YYYY

(註 Note 11) (c) 電郵地址 **E-mail Address**: ______ — 日 DD / 月 MM / 年 YYYY

本通知書包括 ______ 張續頁 A 及 ______ 張續頁 B。
This Notification includes (Nil) **Continuation Sheet(s) A and** (Nil) **Continuation Sheet(s) B.**

簽署 Signed :



姓名 Name : Cheung Mo Ching
~~董事 Director~~／秘書 Secretary *

日期 Date : 17 March 2006
日 DD / 月 MM / 年 YYYY

**請刪去不適用者* *Delete whichever does not apply*

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

公司註冊處
Companies Registry

更改股本結構通知書
Notification of Change of Share Capital Structure

(公司條例第 54(1)條)
(Companies Ordinance s. 54(1))

表格 Form **SC11**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
Please print in black ink.

公司編號 Company Number: 0109667

1 公司名稱 Company Name

GUANGNAN (HOLDINGS) LIMITED 廣南(集團)有限公司

(註 Note 5) **2 更改股本結構的詳情**
Details of Change in Share Capital Structure

Every ten issued and unissued shares of nominal value of HK$0.05 each have been consolidated into one new share of nominal value of HK$0.50 each.

3 生效日期
Effective Date

19	12	2005
日 DD	月 MM	年 YYYY

簽署 Signed :

姓名 Name : Cheung Mo Ching

~~董事 Director~~／秘書 Secretary *

日期 Date : 20 December 2005
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: P. C. Woo & Co.

地址 Address: Room 1225, 12th Floor
Prince's Building
10 Chater Road, Central
Hong Kong

電話 Tel: 2533 7744 傳真 Fax: 2877 5538

電郵地址 E-mail Address: yy@pcwoo.com.hk

檔號 Reference: 97676:HL:CKF:YY

請勿填寫本欄 For Official Use

收件日期 RECEIVED
20 -12- 2005

文件收發小組 Central Mail Unit

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)



公司註冊處
Companies Registry

Notification of Increase in Nominal Share Capital

(公司條例第 55(1) 及 (2)條)
(Companies Ordinance s. 55(1) & (2))

表格 Form **SC4**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 0109667

1 公司名稱 Company Name

GUANGNAN (HOLDINGS) LIMITED 廣南(集團)有限公司

2 名義股本的更改 Changes in Nominal Share Capital

	貨幣單位 Currency	款額 Amount
A 增加股本前的註冊股本 Registered Share Capital before Increase	HKD	750,000,000.00
B 新增的股本 Additional Share Capital	HKD	750,000,000.00
C 增加後的股本 (A + B) Share Capital after Increase (A + B)	HKD	1,500,000,000.00

D 生效日期 Effective Date: 08 (日 DD) 12 (月 MM) 2005 (年 YYYY)

(註 Note 7) **3 新增股本的詳情 Details of Additional Share Capital**

股份類別 Class of Shares	股份數目 Number of Shares	每股的面值 Nominal Value of Each Share		已發行或將發行的新股份所須符合的條件 Conditions subject to which the new shares have been or are to be issued
		貨幣單位 Currency	面值 Nominal Value	
Ordinary	15,000,000,000	HKD	0.05	NIL

簽署 Signed :

姓名 Name : Cheung Mo Ching

~~董事 Director~~／秘書 Secretary *

日期 Date : 22 / 12 / 2005 (日 DD / 月 MM / 年 YYYY)

*請刪去不適用者 Delete whichever does not apply

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: P. C. Woo & Co.

地址 Address: Room 1225, 12th Floor
Prince's Building
10 Chater Road, Central
Hong Kong

電話 Tel: 2533 7744 傳真 Fax: 2877 5538

電郵地址 E-mail Address: yy@pcwoo.com.hk

檔號 Reference: 97676:HL:CKF:YY

請勿填寫本欄 For Official Use

Acknowledgement
Companies Registry
H.K.

23/12/2005 15:44:50
Submission No/Seq No: 222029804/1
CR No: 0109667
Sh. Form. EL

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)



註冊辦事處座落地點通知書
Notification of Situation of Registered Office

公司註冊處
Companies Registry

(公司條例第92(2)條)
(Companies Ordinance s. 92(2))

表格 Form R1

重要事項 Important Notes

- 填表前請參閱《填表須知》。請用黑色墨水列印。
- Please read the accompanying notes before completing this form. Please print in black ink.

公司編號 Company Number: 109667

1 公司名稱 Company Name

Guangnan (Holdings) Limited 廣南(集團)有限公司

2 註冊辦事處 Registered Office

請在有關空格內加 ✓ 號 Please tick the relevant box

☐ 申報首個註冊辦事處座落地點 Notification of Situation of First Registered Office

☑ 申報更改註冊辦事處座落地點 Notification of Change of Situation of Registered Office

(註 Note 5) 在香港的註冊辦事處座落地點 Situation of Registered Office in Hong Kong

22/F., Tesbury Centre, No. 24-32 Queen's Road East, Hong Kong.

生效日期 Effective Date

日 DD	月 MM	年 YYYY
26	08	2005

(註 Note 6) **3 電郵地址 E-mail Address**

生效日期 Effective Date

日 DD	月 MM	年 YYYY

簽署 Signed :

姓名 Name : Cheung Mo Ching
~~董事 Director~~ / 秘書 Secretary *

日期 Date : 26 August 2005
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Guangnan (Holdings) Limited

地址 Address: 22/F., Tesbury Centre, No. 24-32 Queen's Road East, Hong Kong.

電話 Tel: 2828 3938　　傳真 Fax: 2583 9288

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 For Official Use

收件日期 RECEIVED
02-09-2005

文件收發小組 Central Mail Unit

公司註冊處
Companies Registry

秘書及董事資料更改通知書
Notification of Change of Particulars of Secretary and Director

(公司條例第 158(4)條)
(Companies Ordinance s. 158(4))

表格 Form **D2B**

重要事項 **Important Notes**

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 **Company Number**

109667

1 公司名稱 **Company Name**

Guangnan (Holdings) Limited
廣南（集團）有限公司

2 個人秘書／董事資料更改 **Change of Particulars of Individual Secretary／Director**
(如涉及超過一名個人秘書／董事，請用續頁 A 填報 Use Continuation Sheet A if more than 1 individual secretary／director is involved)

A. 更改資料的個人秘書／董事
Identity of the Individual Secretary／Director whose Particulars have Changed

請填報現時在公司註冊處登記的有關資料
Please state the relevant particulars currently registered with the Companies Registry

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 6) 身份 **Capacity** ☐ 秘書 Secretary ☑ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to

中文姓名 **Name in Chinese**: 羅蕃郁

英文姓名 **Name in English**:

姓氏 Surname	名字 Other Names
Luo	Fanyu

(註 Note 7) 身份證明 **Identification**

香港身份證號碼 HK Identity Card Number	海外護照號碼 Overseas Passport Number
-	P CHN 150165045

(註 Note 4) 提交人的資料 **Presentor's Reference**

姓名 Name: Guangnan (Holdings) Limited

地址 Address: 15/F., Tianjin Building, 167 Connaught Road West, Hong Kong.

電話 Tel: 2828 3938 傳真 Fax: 2583 9288

電郵地址 E-mail Address:

檔號 Reference: Attn : Ms. Lorraine Cheung

請勿填寫本欄 **For Official Use**

收件日期 RECEIVED
05 -08- 2005

文件收發小組 Central Mail Unit

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

Form D2B

109667

2 個人秘書／董事資料更改 (續上頁)
Change of Particulars of Individual Secretary／Director (cont'd)

(註 Note 8) **B. 更改詳情 Details of Change(s)**

請只填報有更改的項目 Please complete item(s) with change(s) only 生效日期 Effective Date

(a) 中文姓名 Name in Chinese

	日 DD	月 MM	年 YYYY

(b) 英文姓名 Name in English

姓氏 Surname	名字 Other Names	日 DD	月 MM	年 YYYY

(註 Note 9) (c) 別名 Alias

	日 DD	月 MM	年 YYYY

(註 Note 10) (d) 住址 Residential Address

	國家 Country	日 DD	月 MM	年 YYYY

(註 Note 11) (e) 電郵地址 E-mail Address

	日 DD	月 MM	年 YYYY

(f) 香港身份證號碼 Hong Kong Identity Card Number

	日 DD	月 MM	年 YYYY
K589564(2)	27	07	2005

(g) 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number	日 DD	月 MM	年 YYYY

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

Form D2B

109667

3 法人團體秘書／董事資料更改 Change of Particulars of Corporate Secretary／Director

(如涉及超過一名法人團體秘書／董事，請用續頁B填報)
(Use Continuation Sheet B if more than 1 corporate secretary／director is involved)

A. 更改資料的法人團體秘書／董事
Identity of the Corporate Secretary／Director whose Particulars have Changed

請填報現時在公司註冊處登記的有關資料
Please state the relevant particulars currently registered with the Companies Registry

請在有關空格內加 ✓ 號 *Please tick the relevant box(es)*

(註 Note 6) 身份 **Capacity** ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to

(註 Note 12) 中文名稱 **Name in Chinese**

(註 Note 12) 英文名稱 **Name in English**

公司編號 **Company Number**
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

(註 Note 8) B. 更改詳情 Details of Change(s)

請只填報有更改的項目 ***Please complete item(s) with change(s) only*** 生效日期 **Effective Date**

(a) 中文及英文名稱 Name in Chinese and English

日 DD 月 MM 年 YYYY

(註 Note 13) **(d) 地址 Address**

國家 Country

日 DD 月 MM 年 YYYY

(註 Note 11) **(c) 電郵地址 E-mail Address**

日 DD 月 MM 年 YYYY

本通知書包括 0 張續頁 A 及 0 張續頁 B。

This Notification includes ______ **Continuation Sheet(s) A and** ______ **Continuation Sheet(s) B.**

簽署 Signed :



姓名 Name : Luo Fanyu 日期 Date : 4th August, 2005

董事 Director／~~秘書 Secretary~~ * 日 DD / 月 MM / 年 YYYY

**請刪去不適用者 Delete whichever does not apply*

指明編號 1/2004 (2004年2月)
Specification No. 1/2004 (Feb. 2004)


HKEX
香港交易所

Monthly Return On Movement of Listed Equity Securities
For the month ended (dd/mm/yyyy) : 30 September 2006

To : Information Services Department of Hong Kong Exchanges and Clearing Ltd (Fax 2521 7072)
For enquiries: Benedict Chu (Tel: 2840 3058) Tu Chi Ho (Tel: 2840 3099)

Company Code/Name	**1203 Guangnan (Holdings) Limited**
Representative Name	Computershare Hong Kong Investor Services Limited – Share Registrars
Contact Person	Joe K F Poon – Vice President
Contact No.	2862 8522 Submit Date 3 October 2006

A. Information on Types of Listed Equity Securities

- ☑ Ordinary shares
- ☐ Preference shares
- ☐ Equity warrants
- ☐ Other Classes of shares

B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code : **1203** Description : Ordinary Shares

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month	**3,000,000,000**	**0.50**	**1,500,000,000.00**
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month	**3,000,000,000**	**0.50**	**1,500,000,000.00**

(2) Stock Code : Description :

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

2. Preference Shares

Stock Code : ____________ Description : ______________________________

	No. of Preference Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

3. Other Classes of Shares

Stock Code : ____________ Description : ______________________________

	No. of Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

Total Authorised Share Capital at the end of the Month (HKD) : **1,500,000,000.00**

C. Movement in Issued Share Capital

	No. of Ordinary Shares		No of Preference Shares	No. of Other Classes of Shares
	(1)	(2)		
Balance at close of preceding month	901,583,285			
Increase/ (Decrease) during the month	N/A			
Balance at close of the month	901,583,285			

D. Details of Movement

Share Options

Total No. of Options at close of Preceding Month	Movement During the Month				Total No. of Options at close of the month	No. of New Shares Arising Therefrom
	Granted	Exercised	Cancelled	Lapsed		
Share Option Scheme Exercise Price: HK$1.495 3,350,000	--	--	--	--	3,350,000	--
Share Option Scheme Exercise Price: HK$1.582 8,440,000	--	--	--	--	8,440,000	--
Share Option Scheme Exercise Price: HK$1.66 11,770,000	--	--	--	--	11,770,000	--

Exercise Price: Total Exercised Money During the Month (HKD) N/A

Equity Warrants

Description of Warrants (Date of Expiry - dd/mm/yyyy)	Currency of Nominal Value	Nominal Value at Close of Preceding Month	Exercised during the month	Nominal Value at close of the month	No. of New Shares Arising Therefrom
1. ( ) Stock code Subscription price					
2. ( ) Stock code Subscription price					
3. ( ) Stock code Subscription price					

Convertibles

Class	Currency of Amount Outstanding	Amount at Close of Preceding Month	Converted during the month	Amount at close of the month	No. of New Shares Arising Therefrom
1. Stock code Subscription price					
2. Stock code Subscription price					
3. Stock code Subscription price					

Other Issues of Shares

	Type of Issue						No. of New Shares Arising Therefrom
1.	Right Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )		______
2.	Placing	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )		______
3.	Bonus Issue		______	Issue and allotment date : (dd/mm/yyyy)	( )		______
4.	Scrip Dividend	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )		______
5.	Repurchase of share			Cancellation date : (dd/mm/yyyy)	( )		______
6.	Redemption of share			Redemption date : (dd/mm/yyyy)	( )		______
7.	Consideration Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )		______
8.	Other (Please specify) ______	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )		______

Remarks:

______

______

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars



Authorised signature: ______

Name: Joe K F Poon

Title: Vice President – Client Services

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

GNL/1203

HKE 香港交易所

Monthly Return On Movement of Listed Equity Securities
For the month ended (dd/mm/yyyy) : 31 August 2006

To : Information Services Department of Hong Kong Exchanges and Clearing Ltd (Fax 2521 7072)
For enquiries: Benedict Chu (Tel: 2840 3058) Tu Chi Ho (Tel: 2840 3099)

Company Code/Name	1203 **Guangnan (Holdings) Limited**
Representative Name	Computershare Hong Kong Investor Services Limited – Share Registrars
Contact Person	Joe K F Poon – Vice President
Contact No.	2862 8522 Submit Date 1 September 2006

A. Information on Types of Listed Equity Securities

- ■ Ordinary shares
- ☐ Preference shares
- ☐ Equity warrants
- ☐ Other Classes of shares

B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code : 1203 Description : Ordinary Shares

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month	3,000,000,000	0.50	1,500,000,000.00
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month	3,000,000,000	0.50	1,500,000,000.00

(2) Stock Code : Description :

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

2. Preference Shares

Stock Code : ________ Description : ________

	No. of Preference Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

3. Other Classes of Shares

Stock Code : ________ Description : ________

	No. of Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

Total Authorised Share Capital at the end of the Month (HKD) : **1,500,000,000.00**

C. Movement in Issued Share Capital

	No. of Ordinary Shares (1)	No. of Ordinary Shares (2)	No of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month	901,583,285			
Increase/ (Decrease) during the month	N/A			
Balance at close of the month	901,583,285			

D. Details of Movement

Share Options

Total No. of Options at close of Preceding Month	Movement During the Month				Total No. of Options at close of the month	No. of New Shares Arising Therefrom
	Granted	Exercised	Cancelled	Lapsed		
Share Option Scheme Exercise Price: HK$1.495 3,350,000	--	--	--	--	3,350,000	--
Share Option Scheme Exercise Price: HK$1.582 8,440,000	--	--	--	--	8,440,000	--
Share Option Scheme Exercise Price: HK$1.66 11,770,000	--	--	--	--	11,770,000	--

Exercise Price: Total Exercised Money During the Month (HKD) N/A

Equity Warrants

Description of Warrants (Date of Expiry - dd/mm/yyyy)	Currency of Nominal Value	Nominal Value at Close of Preceding Month	Exercised during the month	Nominal Value at close of the month	No. of New Shares Arising Therefrom
1. ( )					
Stock code					
Subscription price					
2. ( )					
Stock code					
Subscription price					
3. ( )					
Stock code					
Subscription price					

Convertibles

Class	Currency of Amount Outstanding	Amount at Close of Preceding Month	Converted during the month	Amount at close of the month	No. of New Shares Arising Therefrom
1.					
Stock code					
Subscription price					
2.					
Stock code					
Subscription price					
3.					
Stock code					
Subscription price					

Other Issues of Shares

	Type of Issue						No. of New Shares Arising Therefrom
1.	Right Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	________
2.	Placing	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	________
3.	Bonus Issue		______	Issue and allotment date : (dd/mm/yyyy)	(	)	________
4.	Scrip Dividend	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	________
5.	Repurchase of share			Cancellation date : (dd/mm/yyyy)	(	)	________
6.	Redemption of share			Redemption date : (dd/mm/yyyy)	(	)	________
7.	Consideration Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	________
8.	Other (Please specify) ______________	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	________

Remarks:

____

____

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars



Authorised signature: ______________________

Name: Joe K F Poon

Title: Vice President – Client Services

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.


香港交易所

Monthly Return On Movement of Listed Equity Securities

For the month ended (dd/mm/yyyy) : 31 July 2006

To : Information Services Department of Hong Kong Exchanges and Clearing Ltd (Fax 2521 7072)
For enquiries: Benedict Chu (Tel: 2840 3058) Tu Chi Ho (Tel: 2840 3099)

Company Code/Name	1203 **Guangnan (Holdings) Limited**
Representative Name	Computershare Hong Kong Investor Services Limited – Share Registrars
Contact Person	Joe K F Poon – Vice President
Contact No.	2862 8522 Submit Date 1 August 2006

A. Information on Types of Listed Equity Securities

- ☑ Ordinary shares
- ☐ Preference shares
- ☐ Equity warrants
- ☐ Other Classes of shares

B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code : **1203** Description : Ordinary Shares

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month	**3,000,000,000**	**0.50**	**1,500,000,000.00**
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month	**3,000,000,000**	**0.50**	**1,500,000,000.00**

(2) Stock Code : Description :

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

2. Preference Shares

Stock Code : ____________ Description : ______________________________

	No. of Preference Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

3. Other Classes of Shares

Stock Code : ____________ Description : ______________________________

	No. of Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

Total Authorised Share Capital at the end of the Month (HKD) : **1,500,000,000.00**

C. Movement in Issued Share Capital

	No. of Ordinary Shares (1)	(2)	No of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month	901,583,285			
Increase/ (Decrease) during the month	N/A			
Balance at close of the month	901,583,285			

D. Details of Movement

Share Options

Total No. of Options at close of Preceding Month	Movement During the Month				Total No. of Options at close of the month	No. of New Shares Arising Therefrom
	Granted	Exercised	Cancelled	Lapsed		
Share Option Scheme Exercise Price: HK$1.495 3,350,000	--	--	--	--	3,350,000	--
Share Option Scheme Exercise Price: HK$1.582 8,440,000	--	--	--	--	8,440,000	--
Share Option Scheme Exercise Price: HK$1.66 11,770,000	--	--	--	--	11,770,000	--

Exercise Price: Total Exercised Money During the Month (HKD) **N/A**

Equity Warrants

Description of Warrants (Date of Expiry - dd/mm/yyyy)	Currency of Nominal Value	Nominal Value at Close of Preceding Month	Exercised during the month	Nominal Value at close of the month	No. of New Shares Arising Therefrom
1. ( )					
Stock code					
Subscription price					
2. ( )					
Stock code					
Subscription price					
3. ( )					
Stock code					
Subscription price					

Convertibles

Class	Currency of Amount Outstanding	Amount at Close of Preceding Month	Converted during the month	Amount at close of the month	No. of New Shares Arising Therefrom
1.					
Stock code					
Subscription price					
2.					
Stock code					
Subscription price					
3.					
Stock code					
Subscription price					

Other Issues of Shares

	Type of Issue						No. of New Shares Arising Therefrom
1.	Right Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	______
2.	Placing	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	______
3.	Bonus Issue		______	Issue and allotment date : (dd/mm/yyyy)	(	)	______
4.	Scrip Dividend	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	______
5.	Repurchase of share			Cancellation date : (dd/mm/yyyy)	(	)	______
6.	Redemption of share			Redemption date : (dd/mm/yyyy)	(	)	______
7.	Consideration Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	______
8.	Other (Please specify)	At Price : ______	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	______

Remarks:

____

____

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars



Authorised signature: ______________________________

Name: Joe K F Poon

Title: Vice President – Client Services

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

GNL/1203


HKEx
香港交易所

Monthly Return On Movement of Listed Equity Securities

For the month ended (dd/mm/yyyy) : 30 June 2006

To : Information Services Department of Hong Kong Exchanges and Clearing Ltd (Fax 2521 7072)
For enquiries: Benedict Chu (Tel: 2840 3058) Tu Chi Ho (Tel: 2840 3099)

Company Code/Name	1203 **Guangnan (Holdings) Limited**
Representative Name	Computershare Hong Kong Investor Services Limited – Share Registrars
Contact Person	Joe K F Poon – Vice President
Contact No.	2862 8522 Submit Date 3 July 2006

A. Information on Types of Listed Equity Securities

- ☒ Ordinary shares
- ☐ Preference shares
- ☐ Equity warrants
- ☐ Other Classes of shares

B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code : **1203** Description : Ordinary Shares

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month	**3,000,000,000**	**0.50**	**1,500,000,000.00**
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month	**3,000,000,000**	**0.50**	**1,500,000,000.00**

(2) Stock Code : Description :

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

2. Preference Shares

Stock Code : ________ Description : ________

	No. of Preference Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

3. Other Classes of Shares

Stock Code : ________ Description : ________

	No. of Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

Total Authorised Share Capital at the end of the Month (HKD) : **1,500,000,000.00**

C. Movement in Issued Share Capital

	No. of Ordinary Shares (1)	No. of Ordinary Shares (2)	No of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month	901,583,285			
Increase/ (Decrease) during the month	N/A			
Balance at close of the month	901,583,285			

D. Details of Movement

Share Options

Total No. of Options at close of Preceding Month	Movement During the Month				Total No. of Options at close of the month	No. of New Shares Arising Therefrom
	Granted	Exercised	Cancelled	Lapsed		
Share Option Scheme Exercise Price: HK$1.495 3,350,000	--	--	--	--	3,350,000	--
Share Option Scheme Exercise Price: HK$1.582 8,440,000	--	--	--	--	8,440,000	--
Share Option Scheme Exercise Price: HK$1.66 11,770,000	--	--	--	--	11,770,000	--

Exercise Price: Total Exercised Money During the Month (HKD) N/A

Equity Warrants

Description of Warrants (Date of Expiry - dd/mm/yyyy)	Currency of Nominal Value	Nominal Value at Close of Preceding Month	Exercised during the month	Nominal Value at close of the month	No. of New Shares Arising Therefrom
1. ( )					
Stock code					
Subscription price					
2. ( )					
Stock code					
Subscription price					
3. ( )					
Stock code					
Subscription price					

Convertibles

Class	Currency of Amount Outstanding	Amount at Close of Preceding Month	Converted during the month	Amount at close of the month	No. of New Shares Arising Therefrom
1.					
Stock code					
Subscription price					
2.					
Stock code					
Subscription price					
3.					
Stock code					
Subscription price					

Other Issues of Shares

	Type of Issue						No. of New Shares Arising Therefrom
1.	Right Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	______
2.	Placing	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	______
3.	Bonus Issue		______	Issue and allotment date : (dd/mm/yyyy)	(	)	______
4.	Scrip Dividend	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	______
5.	Repurchase of share			Cancellation date : (dd/mm/yyyy)	(	)	______
6.	Redemption of share			Redemption date : (dd/mm/yyyy)	(	)	______
7.	Consideration Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	______
8.	Other (Please specify)	At Price : ______	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	______

Remarks:

____

____

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars



Authorised signature: ______________________

Name: Joe K F Poon

Title: Vice President – Client Services

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.


HKEx
香港交易所

Monthly Return On Movement of Listed Equity Securities

For the month ended (dd/mm/yyyy) : 31/05/2006

To : Information Services Department of Hong Kong Exchanges and Clearing Ltd (Fax 2521 7072)
For enquiries: Benedict Chu (Tel: 2840 3058) Tu Chi Ho (Tel: 2840 3099)

Company Code/Name	**1203** **Guangnan (Holdings) Limited**		
Representative Name	Computershare Hong Kong Investor Services Limited – Share Registrars		
Contact Person	Joe K F Poon – Vice President		
Contact No.	2862 8522	Submit Date	9 June 2006

A. Information on Types of Listed Equity Securities

☑ Ordinary shares
☐ Preference shares
☐ Equity warrants
☐ Other Classes of shares

B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code : **1203** Description : Ordinary Shares

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month	**3,000,000,000**	**0.50**	**1,500,000,000.00**
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month	**3,000,000,000**	**0.50**	**1,500,000,000.00**

(2) Stock Code : Description :

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

2. Preference Shares

Stock Code : ________ Description : ________

	No. of Preference Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

3. Other Classes of Shares

Stock Code : ________ Description : ________

	No. of Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

Total Authorised Share Capital at the end of the Month (HKD) : **1,500,000,000.00**

C. Movement in Issued Share Capital

	No. of Ordinary Shares		No of Preference Shares	No. of Other Classes of Shares
	(1)	(2)		
Balance at close of preceding month	901,583,285			
Increase/ (Decrease) during the month	N/A			
Balance at close of the month	901,583,285			

D. Details of Movement

Share Options

Total No. of Options at close of Preceding Month	Movement During the Month				Total No. of Options at close of the month	No. of New Shares Arising Therefrom
	Granted	Exercised	Cancelled	Lapsed		
Share Option Scheme Exercise Price: HK$1.495 3,350,000	--	--	--	--	3,350,000	--
Share Option Scheme Exercise Price: HK$1.582 8,440,000	--	--	--	--	8,440,000	--
Share Option Scheme Exercise Price: HK$1.66 11,770,000	--	--	--	--	11,770,000	--

Exercise Price: Total Exercised Money During the Month (HKD) **N/A**

Equity Warrants

Description of Warrants (Date of Expiry - dd/mm/yyyy)	Currency of Nominal Value	Nominal Value at Close of Preceding Month	Exercised during the month	Nominal Value at close of the month	No. of New Shares Arising Therefrom
1. ( )					
Stock code					
Subscription price					
2. ( )					
Stock code					
Subscription price					
3. ( )					
Stock code					
Subscription price					

Convertibles

Class	Currency of Amount Outstanding	Amount at Close of Preceding Month	Converted during the month	Amount at close of the month	No. of New Shares Arising Therefrom
1.					
Stock code					
Subscription price					
2.					
Stock code					
Subscription price					
3.					
Stock code					
Subscription price					

Other Issues of Shares

Type of Issue					No. of New Shares Arising Therefrom
1. Right Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	______
2. Placing	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	______
3. Bonus Issue		______	Issue and allotment date : (dd/mm/yyyy)	( )	______
4. Scrip Dividend	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	______
5. Repurchase of share			Cancellation date : (dd/mm/yyyy)	( )	______
6. Redemption of share			Redemption date : (dd/mm/yyyy)	( )	______
7. Consideration Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	______
8. Other (Please specify) ______	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	______

Remarks:

______

______

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars



Authorised signature: ______

Name: Joe K F Poon

Title: Vice President – Client Services

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

GNL/1203


HKEX
香港交易所

Monthly Return On Movement of Listed Equity Securities

For the month ended (dd/mm/yyyy) : 30/04/2006

To : Information Services Department of Hong Kong Exchanges and Clearing Ltd (Fax 2521 7072)
For enquiries: Benedict Chu (Tel: 2840 3058) Tu Chi Ho (Tel: 2840 3099)

Company Code/Name	1203 **Guangnan (Holdings) Limited**
Representative Name	Computershare Hong Kong Investor Services Limited – Share Registrars
Contact Person	Joe K F Poon – Vice President
Contact No.	2862 8522 Submit Date 10 May 2006

A. Information on Types of Listed Equity Securities

- ☒ Ordinary shares
- ☐ Preference shares
- ☐ Equity warrants
- ☐ Other Classes of shares

B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code : **1203** Description : Ordinary Shares

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month	**3,000,000,000**	**0.50**	**1,500,000,000.00**
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month	**3,000,000,000**	**0.50**	**1,500,000,000.00**

(2) Stock Code : Description :

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

2. Preference Shares

Stock Code : ____________ Description : ____________

	No. of Preference Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

3. Other Classes of Shares

Stock Code : ____________ Description : ____________

	No. of Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

Total Authorised Share Capital at the end of the Month (HKD) : **1,500,000,000.00**

C. Movement in Issued Share Capital

	No. of Ordinary Shares (1)	No. of Ordinary Shares (2)	No of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month	901,583,285			
Increase/ (Decrease) during the month	N/A			
Balance at close of the month	901,583,285			

D. Details of Movement

Share Options

Total No. of Options at close of Preceding Month	Movement During the Month				Total No. of Options at close of the month	No. of New Shares Arising Therefrom
	Granted	Exercised	Cancelled	Lapsed		
Share Option Scheme Exercise Price: HK$1.495 3,350,000	--	--	--	--	3,350,000	--
Share Option Scheme Exercise Price: HK$1.582 8,440,000	--	--	--	--	8,440,000	--
Share Option Scheme Exercise Price: HK$1.66 11,770,000	--	--	--	--	11,770,000	--

Exercise Price: Total Exercised Money During the Month (HKD) **N/A**

Equity Warrants

Description of Warrants (Date of Expiry - dd/mm/yyyy)	Currency of Nominal Value	Nominal Value at Close of Preceding Month	Exercised during the month	Nominal Value at close of the month	No. of New Shares Arising Therefrom
1. ( )					
Stock code					
Subscription price					
2. ( )					
Stock code					
Subscription price					
3. ( )					
Stock code					
Subscription price					

Convertibles

Class	Currency of Amount Outstanding	Amount at Close of Preceding Month	Converted during the month	Amount at close of the month	No. of New Shares Arising Therefrom
1.					
Stock code					
Subscription price					
2.					
Stock code					
Subscription price					
3.					
Stock code					
Subscription price					

Other Issues of Shares

	Type of Issue						No. of New Shares Arising Therefrom
1.	Right Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	________
2.	Placing	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	________
3.	Bonus Issue		______	Issue and allotment date : (dd/mm/yyyy)	(	)	________
4.	Scrip Dividend	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	________
5.	Repurchase of share			Cancellation date : (dd/mm/yyyy)	(	)	________
6.	Redemption of share			Redemption date : (dd/mm/yyyy)	(	)	________
7.	Consideration Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	________
8.	Other (Please specify) ________	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	________

Remarks:

____

____

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars



Authorised signature: ______________________________

Name: Joe K F Poon

Title: Vice President – Client Services

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

GNL/1203

HKEx 香港交易所

Monthly Return On Movement of Listed Equity Securities

For the month ended (dd/mm/yyyy) : 31/03/2006

To : Information Services Department of Hong Kong Exchanges and Clearing Ltd (Fax 2521 7072)
For enquiries: Benedict Chu (Tel: 2840 3058) Tu Chi Ho (Tel: 2840 3099)

Company Code/Name	**1203 Guangnan (Holdings) Limited**
Representative Name	Computershare Hong Kong Investor Services Limited – Share Registrars
Contact Person	Joe K F Poon – Vice President
Contact No.	2862 8522 Submit Date 10 April 2006

A. Information on Types of Listed Equity Securities

- ☑ Ordinary shares
- ☐ Preference shares
- ☐ Equity warrants
- ☐ Other Classes of shares

B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code : **1203** Description : Ordinary Shares

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month	**3,000,000,000**	**0.50**	**1,500,000,000.00**
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month	**3,000,000,000**	**0.50**	**1,500,000,000.00**

(2) Stock Code : Description :

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

2. Preference Shares

Stock Code : ____________ Description : ________________________________

	No. of Preference Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

3. Other Classes of Shares

Stock Code : ____________ Description : ________________________________

	No. of Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

Total Authorised Share Capital at the end of the Month (HKD) : **1,500,000,000.00**

C. Movement in Issued Share Capital

	No. of Ordinary Shares (1)	No. of Ordinary Shares (2)	No of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month	901,583,285			
Increase/ (Decrease) during the month	N/A			
Balance at close of the month	901,583,285			

D. Details of Movement

Share Options

Total No. of Options at close of Preceding Month	Movement During the Month				Total No. of Options at close of the month	No. of New Shares Arising Therefrom
	Granted	Exercised	Cancelled	Lapsed		
Share Option Scheme Exercise Price: HK$1.495 3,350,000	--	--	--	--	3,350,000	--
Share Option Scheme Exercise Price: HK$1.582 8,440,000	--	--	--	--	8,440,000	--
Share Option Scheme Exercise Price: HK$1.66 N/A	11,770,000 (Granted On 9 March 2006)	--	--	--	11,770,000	--

Exercise Price: Total Exercised Money During the Month (HKD) N/A

Equity Warrants

Description of Warrants (Date of Expiry - dd/mm/yyyy)	Currency of Nominal Value	Nominal Value at Close of Preceding Month	Exercised during the month	Nominal Value at close of the month	No. of New Shares Arising Therefrom
1. ( )					
Stock code					
Subscription price					
2. ( )					
Stock code					
Subscription price					
3. ( )					
Stock code					
Subscription price					

Convertibles

Class	Currency of Amount Outstanding	Amount at Close of Preceding Month	Converted during the month	Amount at close of the month	No. of New Shares Arising Therefrom
1.					
Stock code					
Subscription price					
2.					
Stock code					
Subscription price					
3.					
Stock code					
Subscription price					

Other Issues of Shares

	Type of Issue						No. of New Shares Arising Therefrom
1.	Right Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	__________
2.	Placing	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	__________
3.	Bonus Issue		______	Issue and allotment date : (dd/mm/yyyy)	(	)	__________
4.	Scrip Dividend	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	__________
5.	Repurchase of share			Cancellation date : (dd/mm/yyyy)	(	)	__________
6.	Redemption of share			Redemption date : (dd/mm/yyyy)	(	)	__________
7.	Consideration Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	__________
8.	Other (Please specify) ______________	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	__________

Remarks:

____

____

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars



Authorised signature: ______________________

Name: Joe K F Poon

Title: Vice President – Client Services

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

Monthly Return On Movement of Listed Equity Securities

For the month ended (dd/mm/yyyy) : 28/02/2006

To : Information Services Department of Hong Kong Exchanges and Clearing Ltd (Fax 2521 7072)
For enquiries: Benedict Chu (Tel: 2840 3058) Tu Chi Ho (Tel: 2840 3099)

Company Code/Name	**1203 Guangnan (Holdings) Limited**
Representative Name	Computershare Hong Kong Investor Services Limited – Share Registrars
Contact Person	Joe K F Poon – Vice President
Contact No.	2862 8522 Submit Date 8 March 2006

A. Information on Types of Listed Equity Securities

- ☑ Ordinary shares
- ☐ Preference shares
- ☐ Equity warrants
- ☐ Other Classes of shares

B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code : **1203** Description : Ordinary Shares

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month	**3,000,000,000**	**0.50**	**1,500,000,000.00**
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month	**3,000,000,000**	**0.50**	**1,500,000,000.00**

(2) Stock Code : Description :

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

2. Preference Shares

Stock Code : ________ Description : ________

	No. of Preference Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

3. Other Classes of Shares

Stock Code : ________ Description : ________

	No. of Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

Total Authorised Share Capital at the end of the Month (HKD) : **1,500,000,000.00**

C. Movement in Issued Share Capital

	No. of Ordinary Shares		No of Preference Shares	No. of Other Classes of Shares
	(1)	(2)		
Balance at close of preceding month	901,583,285			
Increase/ (Decrease) during the month	N/A			
Balance at close of the month	901,583,285			

D. Details of Movement

Share Options

Total No. of Options at close of Preceding Month	Movement During the Month				Total No. of Options at close of the month	No. of New Shares Arising Therefrom
	Granted	Exercised	Cancelled	Lapsed		
Share Option Scheme Exercise Price: HK$1.495 3,350,000	--	--	--	--	3,350,000	--
Share Option Scheme Exercise Price: HK$1.582 8,440,000	--	--	--	--	8,440,000	--

Exercise Price: Total Exercised Money During the Month (HKD) N/A

Equity Warrants

Description of Warrants (Date of Expiry - dd/mm/yyyy)	Currency of Nominal Value	Nominal Value at Close of Preceding Month	Exercised during the month	Nominal Value at close of the month	No. of New Shares Arising Therefrom
1. ( )					
Stock code					
Subscription price					
2. ( )					
Stock code					
Subscription price					
3. ( )					
Stock code					
Subscription price					
4. ( )					
Stock code					
Subscription price					

Convertibles

Class	Currency of Amount Outstanding	Amount at Close of Preceding Month	Converted during the month	Amount at close of the month	No. of New Shares Arising Therefrom
1.					
Stock code					
Subscription price					
2.					
Stock code					
Subscription price					
3.					
Stock code					
Subscription price					

Other Issues of Shares

	Type of Issue						No. of New Shares Arising Therefrom
1.	Right Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	__________
2.	Placing	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	__________
3.	Bonus Issue		______	Issue and allotment date : (dd/mm/yyyy)	(	)	__________
4.	Scrip Dividend	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	__________
5.	Repurchase of share			Cancellation date : (dd/mm/yyyy)	(	)	__________
6.	Redemption of share			Redemption date : (dd/mm/yyyy)	(	)	__________
7.	Consideration Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	__________
8.	Other (Please specify) ______________	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	__________

Remarks:

____

____

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars



Authorised signature: ______________________

Name: Joe K F Poon

Title: Vice President – Client Services

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.


HKEx
香港交易所

Monthly Return On Movement of Listed Equity Securities

For the month ended (dd/mm/yyyy) : 31/01/2006

To : Information Services Department of Hong Kong Exchanges and Clearing Ltd (Fax 2521 7072)
For enquiries: Benedict Chu (Tel: 2840 3058) Tu Chi Ho (Tel: 2840 3099)

Company Code/Name	**1203 Guangnan (Holdings) Limited**
Representative Name	Computershare Hong Kong Investor Services Limited – Share Registrars
Contact Person	Joe K F Poon – Vice President
Contact No.	2862 8522 Submit Date 8 February 2006

A. Information on Types of Listed Equity Securities

☑ Ordinary shares
☐ Preference shares
☐ Equity warrants
☐ Other Classes of shares

B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code : **1203** Description : Ordinary Shares

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month	**3,000,000,000**	**0.50**	**1,500,000,000.00**
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month	**3,000,000,000**	**0.50**	**1,500,000,000.00**

(2) Stock Code : Description :

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

2. Preference Shares

Stock Code : ____________ Description : ______________________________

	No. of Preference Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

3. Other Classes of Shares

Stock Code : ____________ Description : ______________________________

	No. of Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

Total Authorised Share Capital at the end of the Month (HKD) : **1,500,000,000.00**

C. Movement in Issued Share Capital

	No. of Ordinary Shares (1)	No. of Ordinary Shares (2)	No of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month	901,583,285			
Increase/ (Decrease) during the month	N/A			
Balance at close of the month	901,583,285			

D. Details of Movement

Share Options

Total No. of Options at close of Preceding Month	Movement During the Month				Total No. of Options at close of the month	No. of New Shares Arising Therefrom
	Granted	Exercised	Cancelled	Lapsed		
Share Option Scheme Exercise Price: HK$1.495 3,350,000	--	--	--	--	3,350,000	--
Share Option Scheme Exercise Price: HK$1.582 8,440,000	--	--	--	--	8,440,000	--

Exercise Price: Total Exercised Money During the Month (HKD) N/A

Equity Warrants

Description of Warrants (Date of Expiry - dd/mm/yyyy)	Currency of Nominal Value	Nominal Value at Close of Preceding Month	Exercised during the month	Nominal Value at close of the month	No. of New Shares Arising Therefrom
1. ( ) Stock code Subscription price					
2. ( ) Stock code Subscription price					
3. ( ) Stock code Subscription price					
4. ( ) Stock code Subscription price					

Convertibles

Class	Currency of Amount Outstanding	Amount at Close of Preceding Month	Converted during the month	Amount at close of the month	No. of New Shares Arising Therefrom
1. Stock code Subscription price					
2. Stock code Subscription price					
3. Stock code Subscription price					

Other Issues of Shares

Type of Issue					No. of New Shares Arising Therefrom
1. Right Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	__________
2. Placing	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	__________
3. Bonus Issue		______	Issue and allotment date : (dd/mm/yyyy)	( )	__________
4. Scrip Dividend	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	__________
5. Repurchase of share			Cancellation date : (dd/mm/yyyy)	( )	__________
6. Redemption of share			Redemption date : (dd/mm/yyyy)	( )	__________
7. Consideration Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	__________
8. Other (Please specify) ______________	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	__________

Remarks:

____

____

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars



Authorised signature: ______________________

Name: Joe K F Poon

Title: Vice President – Client Services

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.



香港交易所

Monthly Return On Movement of Listed Equity Securities

For the month ended (dd/mm/yyyy) : 31/12/2005

To : Information Services Department of Hong Kong Exchanges and Clearing Ltd (Fax 2521 7072)
For enquiries: Benedict Chu (Tel: 2840 3058) Tu Chi Ho (Tel: 2840 3099)

Company Code/Name	**1203 Guangnan (Holdings) Limited**
Representative Name	Computershare Hong Kong Investor Services Limited – Share Registrars
Contact Person	Joe K F Poon – Vice President
Contact No.	2862 8522 Submit Date 10 January 2006

A. Information on Types of Listed Equity Securities

- ☒ Ordinary shares
- ☐ Equity warrants
- ☐ Preference shares
- ☐ Other Classes of shares

B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code : **1203** Description : Ordinary Shares

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month	**15,000,000,000**	**0.10**	**1,500,000,000.00**
Increase/(Decrease) (EGM approval date) ( )	**Please refer to rider added**		
Balance at close of the month	**3,000,000,000**	**0.50**	**1,500,000,000.00**

(2) Stock Code : Description :

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

2. Preference Shares

Stock Code : ____________ Description : ______________________________

	No. of Preference Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

3. Other Classes of Shares

Stock Code : ____________ Description : ______________________________

	No. of Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

Total Authorised Share Capital at the end of the Month (HKD) : **1,500,000,000.00**

C. Movement in Issued Share Capital

	No. of Ordinary Shares		No of Preference Shares	No. of Other Classes of Shares
	(1)	(2)		
Balance at close of preceding month	9,015,832,859			
Increase/ (Decrease) during the month	(8,114,249,574)			
Balance at close of the month	901,583,285			

D. Details of Movement

Share Options

Total No. of Options at close of Preceding Month	Movement During the Month				Total No. of Options at close of the month	No. of New Shares Arising Therefrom
	Granted	Exercised	Cancelled	Lapsed		
Share Option Scheme Exercise Price: HK$1.495 33,500,000	--	--	--	--	3,350,000	--
Share Option Scheme Exercise Price: HK$1.582 84,400,000	--	--	--	--	8,440,000	--

Exercise Price: Total Exercised Money During the Month (HKD) N/A

Equity Warrants

Description of Warrants (Date of Expiry - dd/mm/yyyy)	Currency of Nominal Value	Nominal Value at Close of Preceding Month	Exercised during the month	Nominal Value at close of the month	No. of New Shares Arising Therefrom
1. ( )					
Stock code					
Subscription price					
2. ( )					
Stock code					
Subscription price					
3. ( )					
Stock code					
Subscription price					
4. ( )					
Stock code					
Subscription price					

Convertibles

Class	Currency of Amount Outstanding	Amount at Close of Preceding Month	Converted during the month	Amount at close of the month	No. of New Shares Arising Therefrom
1.					
Stock code					
Subscription price					
2.					
Stock code					
Subscription price					
3.					
Stock code					
Subscription price					

Other Issues of Shares

Type of Issue						No. of New Shares Arising Therefrom
1. Right Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	________
2. Placing	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	________
3. Bonus Issue		______	Issue and allotment date : (dd/mm/yyyy)	(	)	________
4. Scrip Dividend	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	________
5. Repurchase of share			Cancellation date : (dd/mm/yyyy)	(	)	________
6. Redemption of share			Redemption date : (dd/mm/yyyy)	(	)	________
7. Consideration Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	________
8. Other (Please specify)	At Price : ________	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	________

Remarks:

The change of par value and consolidation of shares of the Company have taken effect on 8 December 2005 and 19 December 2005 respectively.

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars



Authorised signature: ____________________

Name: Joe K F Poon

Title: Vice President – Client Services

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

Company Code/Name : **1203** **Guangnan (Holdings) Limited**

Rider to Form I for the month ended 31/12/2005.

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
(Decrease) (EGM approval date) : 12 Aug 2005 (Court approval date) : 7 Dec 2005	(15,000,000,000)	0.05	(750,000,000.00)
Increase (EGM approval date) : 12 Aug 2005 (Court approval date) : 7 Dec 2005	15,000,000,000	0.05	750,000,000.00
Consolidate (EGM approval date) : 12 Aug 2005 (Effective date) : 19 Dec 2005	3,000,000,000	0.50	1,500,000,000.00


HKEX
香港交易所

Monthly Return On Movement of Listed Equity Securities

For the month ended (dd/mm/yyyy) : 30/11/2005

To : Information Services Department of Hong Kong Exchanges and Clearing Ltd (Fax 2521 7072)
For enquiries: Benedict Chu (Tel: 2840 3058) Tu Chi Ho (Tel: 2840 3099)

Company Code/Name: 1203 **Guangnan (Holdings) Limited**

Representative Name: Computershare Hong Kong Investor Services Limited – Share Registrars

Contact Person: Joe K F Poon – Vice President

Contact No.: 2862 8522 Submit Date: 7 December 2005

A. Information on Types of Listed Equity Securities

- ☒ Ordinary shares
- ☐ Preference shares
- ☐ Equity warrants
- ☐ Other Classes of shares

B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code : **1203** Description : Ordinary Shares

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month	**15,000,000,000**	**0.10**	**1,500,000,000.00**
Increase/(Decrease) (EGM approval date) ( )	**N/A**		**N/A**
Balance at close of the month	**15,000,000,000**	**0.10**	**1,500,000,000.00**

(2) Stock Code : _____ Description : _____

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

2. Preference Shares

Stock Code :		Description :	

	No. of Preference Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

3. Other Classes of Shares

Stock Code :		Description :	

	No. of Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

Total Authorised Share Capital at the end of the Month (HKD) : **1,500,000,000.00**

C. Movement in Issued Share Capital

	No. of Ordinary Shares		No of Preference Shares	No. of Other Classes of Shares
	(1)	(2)		
Balance at close of preceding month	9,015,832,859			
Increase/ (Decrease) during the month	N/A			
Balance at close of the month	9,015,832,859			

D. Details of Movement

Share Options

Total No. of Options at close of Preceding Month	Movement During the Month				Total No. of Options at close of the month	No. of New Shares Arising Therefrom
	Granted	Exercised	Cancelled	Lapsed		
Share Option Scheme Exercise Price: HK$0.1495 33,500,000	--	--	--	--	33,500,000	--
Share Option Scheme Exercise Price: HK$0.1582 84,400,000	--	--	--	--	84,400,000	--

Exercise Price: Total Exercised Money During the Month (HKD) **N/A**

Equity Warrants

Description of Warrants (Date of Expiry - dd/mm/yyyy)	Currency of Nominal Value	Nominal Value at Close of Preceding Month	Exercised during the month	Nominal Value at close of the month	No. of New Shares Arising Therefrom
1. ( )					
Stock code					
Subscription price					
2. ( )					
Stock code					
Subscription price					
3. ( )					
Stock code					
Subscription price					
4. ( )					
Stock code					
Subscription price					

Convertibles

Class	Currency of Amount Outstanding	Amount at Close of Preceding Month	Converted during the month	Amount at close of the month	No. of New Shares Arising Therefrom
1.					
Stock code					
Subscription price					
2.					
Stock code					
Subscription price					
3.					
Stock code					
Subscription price					

Other Issues of Shares

	Type of Issue						No. of New Shares Arising Therefrom
1.	Right Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	______
2.	Placing	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	______
3.	Bonus Issue		______	Issue and allotment date : (dd/mm/yyyy)	(	)	______
4.	Scrip Dividend	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	______
5.	Repurchase of share			Cancellation date : (dd/mm/yyyy)	(	)	______
6.	Redemption of share			Redemption date : (dd/mm/yyyy)	(	)	______
7.	Consideration Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	______
8.	Other (Please specify) ______	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	______

Remarks:

______

______

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars



Authorised signature: ______

Name: Joe K F Poon

Title: Vice President – Client Services

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.


HKEx
香港交易所

Monthly Return On Movement of Listed Equity Securities
For the month ended (dd/mm/yyyy) : 31/10/2005

To : Information Services Department of Hong Kong Exchanges and Clearing Ltd (Fax 2521 7072)
For enquiries: Benedict Chu (Tel: 2840 3058) Tu Chi Ho (Tel: 2840 3099)

Company Code/Name: **1203 Guangnan (Holdings) Limited**
Representative Name: Computershare Hong Kong Investor Services Limited – Share Registrars
Contact Person: Joe K F Poon – Vice President
Contact No.: 2862 8522 Submit Date: 3 November 2005

A. Information on Types of Listed Equity Securities

☑ Ordinary shares ☐ Preference shares
☐ Equity warrants ☐ Other Classes of shares

B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code : 1203 Description : Ordinary Shares

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month	15,000,000,000	0.10	1,500,000,000.00
Increase/(Decrease) (EGM approval date) ( )	N/A		N/A
Balance at close of the month	15,000,000,000	0.10	1,500,000,000.00

(2) Stock Code : Description :

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

D. Details of Movement

Share Options

Total No. of Options at close of Preceding Month	Movement During the Month				Total No. of Options at close of the month	No. of New Shares Arising Therefrom
	Granted	Exercised	Cancelled	Lapsed		
Share Option Scheme Exercise Price: HK$0.1495 33,500,000	--	--	--	--	33,500,000	--
Share Option Scheme Exercise Price: HK$0.1582 86,900,000	--	--	--	2,500,000	84,400,000	--

Exercise Price: Total Exercised Money During the Month (HKD) N/A

Equity Warrants

Description of Warrants (Date of Expiry - dd/mm/yyyy)	Currency of Nominal Value	Nominal Value at Close of Preceding Month	Exercised during the month	Nominal Value at close of the month	No. of New Shares Arising Therefrom
1. ( )					
Stock code					
Subscription price					
2. ( )					
Stock code					
Subscription price					
3. ( )					
Stock code					
Subscription price					
4. ( )					
Stock code					
Subscription price					

Convertibles

Class	Currency of Amount Outstanding	Amount at Close of Preceding Month	Converted during the month	Amount at close of the month	No. of New Shares Arising Therefrom
1.					
Stock code					
Subscription price					
2.					
Stock code					
Subscription price					
3.					
Stock code					
Subscription price					


HKEx
香港交易所

Monthly Return On Movement of Listed Equity Securities

For the month ended (dd/mm/yyyy) : 30/09/2005

To : Information Services Department of Hong Kong Exchanges and Clearing Ltd (Fax 2521 7072)
For enquiries: Benedict Chu (Tel: 2840 3058) Tu Chi Ho (Tel: 2840 3099)

Company Code/Name	**1203**	**Guangnan (Holdings) Limited**	
Representative Name	Computershare Hong Kong Investor Services Limited – Share Registrars		
Contact Person	Joe K F Poon – Vice President		
Contact No.	2862 8522	Submit Date	5 October 2005

A. Information on Types of Listed Equity Securities

- ☑ Ordinary shares
- ☐ Preference shares
- ☐ Equity warrants
- ☐ Other Classes of shares

B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code : **1203** Description : Ordinary Shares

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month	**15,000,000,000**	**0.10**	**1,500,000,000.00**
Increase/(Decrease) (EGM approval date) ( )	**N/A**		**N/A**
Balance at close of the month	**15,000,000,000**	**0.10**	**1,500,000,000.00**

(2) Stock Code : _____ Description : _____

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

D. Details of Movement

Share Options

Total No. of Options at close of Preceding Month	Movement During the Month				Total No. of Options at close of the month	No. of New Shares Arising Therefrom
	Granted	Exercised	Cancelled	Lapsed		
Share Option Scheme Exercise Price: HK$0.1495 33,500,000	--	--	--	--	33,500,000	--
Share Option Scheme Exercise Price: HK$0.1582 86,900,000	--	--	--	--	86,900,000	--

Exercise Price: Total Exercised Money During the Month (HKD) **N/A**

Equity Warrants

Description of Warrants (Date of Expiry - dd/mm/yyyy)	Currency of Nominal Value	Nominal Value at Close of Preceding Month	Exercised during the month	Nominal Value at close of the month	No. of New Shares Arising Therefrom
1. ( )					
Stock code					
Subscription price					
2. ( )					
Stock code					
Subscription price					
3. ( )					
Stock code					
Subscription price					
4. ( )					
Stock code					
Subscription price					

Convertibles

Class	Currency of Amount Outstanding	Amount at Close of Preceding Month	Converted during the month	Amount at close of the month	No. of New Shares Arising Therefrom
1.					
Stock code					
Subscription price					
2.					
Stock code					
Subscription price					
3.					
Stock code					
Subscription price					


HKEx
香港交易所

Monthly Return On Movement of Listed Equity Securities

For the month ended (dd/mm/yyyy) : 31/08/2005

To : Information Services Department of Hong Kong Exchanges and Clearing Ltd (Fax 2521 7072)
For enquiries: Benedict Chu (Tel: 2840 3058) Tu Chi Ho (Tel: 2840 3099)

Company Code/Name	**1203 Guangnan (Holdings) Limited**
Representative Name	Computershare Hong Kong Investor Services Limited – Share Registrars
Contact Person	Joe K F Poon – Vice President
Contact No.	2862 8522 Submit Date 5 September 2005

A. Information on Types of Listed Equity Securities

- ☑ Ordinary shares
- ☐ Preference shares
- ☐ Equity warrants
- ☐ Other Classes of shares

B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code : **1203** Description : Ordinary Shares

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month	**15,000,000,000**	**0.10**	**1,500,000,000.00**
Increase/(Decrease) (EGM approval date) ( )	**N/A**		**N/A**
Balance at close of the month	**15,000,000,000**	**0.10**	**1,500,000,000.00**

(2) Stock Code : Description :

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

D. Details of Movement

Share Options

Total No. of Options at close of Preceding Month	Movement During the Month				Total No. of Options at close of the month	No. of New Shares Arising Therefrom
	Granted	Exercised	Cancelled	Lapsed		
Share Option Scheme Exercise Price: HK$0.1495 33,500,000	--	--	--	--	33,500,000	--
Share Option Scheme Exercise Price: HK$0.1582 86,900,000	--	--	--	--	86,900,000	--

Exercise Price: Total Exercised Money During the Month (HKD) **N/A**

Equity Warrants

Description of Warrants (Date of Expiry - dd/mm/yyyy)	Currency of Nominal Value	Nominal Value at Close of Preceding Month	Exercised during the month	Nominal Value at close of the month	No. of New Shares Arising Therefrom
1. ( ) Stock code Subscription price					
2. ( ) Stock code Subscription price					
3. ( ) Stock code Subscription price					
4. ( ) Stock code Subscription price					

Convertibles

Class	Currency of Amount Outstanding	Amount at Close of Preceding Month	Converted during the month	Amount at close of the month	No. of New Shares Arising Therefrom
1. Stock code Subscription price					
2. Stock code Subscription price					
3. Stock code Subscription price					


HKEX
香港交易所

Monthly Return On Movement of Listed Equity Securities

For the month ended (dd/mm/yyyy) : 31/07/2005

To : Information Services Department of Hong Kong Exchanges and Clearing Ltd (Fax 2521 7072)
For enquiries: Benedict Chu (Tel: 2840 3058) Tu Chi Ho (Tel: 2840 3099)

Company Code/Name	**1203 Guangnan (Holdings) Limited**
Representative Name	Computershare Hong Kong Investor Services Limited – Share Registrars
Contact Person	Joe K F Poon – Vice President
Contact No.	2862 8522 Submit Date 5 August 2005

A. Information on Types of Listed Equity Securities

- ☑ Ordinary shares
- ☐ Preference shares
- ☐ Equity warrants
- ☐ Other Classes of shares

B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code : **1203** Description : Ordinary Shares

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month	**15,000,000,000**	**0.10**	**1,500,000,000.00**
Increase/(Decrease) (EGM approval date) ( )	**N/A**		**N/A**
Balance at close of the month	**15,000,000,000**	**0.10**	**1,500,000,000.00**

(2) Stock Code : Description :

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

D. Details of Movement

Share Options

Total No. of Options at close of Preceding Month	Movement During the Month				Total No. of Options at close of the month	No. of New Shares Arising Therefrom
	Granted	Exercised	Cancelled	Lapsed		
Share Option Scheme Exercise Price: HK$0.1495 33,500,000	--	--	--	--	33,500,000	--
Share Option Scheme Exercise Price: HK$0.1582 86,900,000	--	--	--	--	86,900,000	--

Exercise Price: Total Exercised Money During the Month (HKD) N/A

Equity Warrants

Description of Warrants (Date of Expiry - dd/mm/yyyy)	Currency of Nominal Value	Nominal Value at Close of Preceding Month	Exercised during the month	Nominal Value at close of the month	No. of New Shares Arising Therefrom
1. ( )					
Stock code					
Subscription price					
2. ( )					
Stock code					
Subscription price					
3. ( )					
Stock code					
Subscription price					
4. ( )					
Stock code					
Subscription price					

Convertibles

Class	Currency of Amount Outstanding	Amount at Close of Preceding Month	Converted during the month	Amount at close of the month	No. of New Shares Arising Therefrom
1.					
Stock code					
Subscription price					
2.					
Stock code					
Subscription price					
3.					
Stock code					
Subscription price					


HKEx
香港交易所

Monthly Return On Movement of Listed Equity Securities

For the month ended (dd/mm/yyyy) : 31/10/2005

To : Information Services Department of Hong Kong Exchanges and Clearing Ltd (Fax 2521 7072)
For enquiries: Benedict Chu (Tel: 2840 3058) Tu Chi Ho (Tel: 2840 3099)

Company Code/Name	**1203 Guangnan (Holdings) Limited**
Representative Name	Computershare Hong Kong Investor Services Limited – Share Registrars
Contact Person	Joe K F Poon – Vice President
Contact No.	2862 8522 Submit Date 3 November 2005

A. Information on Types of Listed Equity Securities

- ☒ Ordinary shares
- ☐ Preference shares
- ☐ Equity warrants
- ☐ Other Classes of shares

B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code : **1203** Description : Ordinary Shares

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month	**15,000,000,000**	**0.10**	**1,500,000,000.00**
Increase/(Decrease) (EGM approval date) ( )	**N/A**		**N/A**
Balance at close of the month	**15,000,000,000**	**0.10**	**1,500,000,000.00**

(2) Stock Code : Description :

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

2. Preference Shares

Stock Code : ____________ Description : ______________________________

	No. of Preference Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

3. Other Classes of Shares

Stock Code : ____________ Description : ______________________________

	No. of Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

Total Authorised Share Capital at the end of the Month (HKD) : **1,500,000,000.00**

C. Movement in Issued Share Capital

	No. of Ordinary Shares		No of Preference Shares	No. of Other Classes of Shares
	(1)	(2)		
Balance at close of preceding month	9,015,832,859			
Increase/ (Decrease) during the month	N/A			
Balance at close of the month	9,015,832,859			

D. Details of Movement

Share Options

Total No. of Options at close of Preceding Month	Movement During the Month				Total No. of Options at close of the month	No. of New Shares Arising Therefrom
	Granted	Exercised	Cancelled	Lapsed		
Share Option Scheme Exercise Price: HK$0.1495 33,500,000	--	--	--	--	33,500,000	--
Share Option Scheme Exercise Price: HK$0.1582 86,900,000	--	--	--	2,500,000	84,400,000	--

Exercise Price: Total Exercised Money During the Month (HKD) **N/A**

Equity Warrants

Description of Warrants (Date of Expiry - dd/mm/yyyy)	Currency of Nominal Value	Nominal Value at Close of Preceding Month	Exercised during the month	Nominal Value at close of the month	No. of New Shares Arising Therefrom
1. ( )					
Stock code					
Subscription price					
2. ( )					
Stock code					
Subscription price					
3. ( )					
Stock code					
Subscription price					
4. ( )					
Stock code					
Subscription price					

Convertibles

Class	Currency of Amount Outstanding	Amount at Close of Preceding Month	Converted during the month	Amount at close of the month	No. of New Shares Arising Therefrom
1.					
Stock code					
Subscription price					
2.					
Stock code					
Subscription price					
3.					
Stock code					
Subscription price					

Other Issues of Shares

Type of Issue						No. of New Shares Arising Therefrom
1. Right Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	______
2. Placing	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	______
3. Bonus Issue		______	Issue and allotment date : (dd/mm/yyyy)	(	)	______
4. Scrip Dividend	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	______
5. Repurchase of share			Cancellation date : (dd/mm/yyyy)	(	)	______
6. Redemption of share			Redemption date : (dd/mm/yyyy)	(	)	______
7. Consideration Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	______
8. Other (Please specify) ______	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	______

Remarks:

____

____

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars

Authorised signature: ______________________

Name: Joe K F Poon

Title: Vice President – Client Services

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

GNL/1203


HKEx
香港交易所

Monthly Return On Movement of Listed Equity Securities

For the month ended (dd/mm/yyyy) : 30/09/2005

To : Information Services Department of Hong Kong Exchanges and Clearing Ltd (Fax 2521 7072)
For enquiries: Benedict Chu (Tel: 2840 3058) Tu Chi Ho (Tel: 2840 3099)

Company Code/Name	**1203 Guangnan (Holdings) Limited**
Representative Name	Computershare Hong Kong Investor Services Limited – Share Registrars
Contact Person	Joe K F Poon – Vice President
Contact No.	2862 8522 Submit Date 5 October 2005

A. Information on Types of Listed Equity Securities

- ☑ Ordinary shares
- ☐ Preference shares
- ☐ Equity warrants
- ☐ Other Classes of shares

B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code : **1203** Description : Ordinary Shares

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month	**15,000,000,000**	**0.10**	**1,500,000,000.00**
Increase/(Decrease) (EGM approval date) ( )	**N/A**		**N/A**
Balance at close of the month	**15,000,000,000**	**0.10**	**1,500,000,000.00**

(2) Stock Code : Description :

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

2. Preference Shares

Stock Code : ____________ Description : ______________________________

	No. of Preference Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

3. Other Classes of Shares

Stock Code : ____________ Description : ______________________________

	No. of Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

Total Authorised Share Capital at the end of the Month (HKD) : **1,500,000,000.00**

C. Movement in Issued Share Capital

	No. of Ordinary Shares (1)	No. of Ordinary Shares (2)	No of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month	9,015,832,859			
Increase/ (Decrease) during the month	N/A			
Balance at close of the month	9,015,832,859			

D. Details of Movement

Share Options

Total No. of Options at close of Preceding Month	Movement During the Month				Total No. of Options at close of the month	No. of New Shares Arising Therefrom
	Granted	Exercised	Cancelled	Lapsed		
Share Option Scheme Exercise Price: HK$0.1495 33,500,000	--	--	--	--	33,500,000	--
Share Option Scheme Exercise Price: HK$0.1582 86,900,000	--	--	--	--	86,900,000	--

Exercise Price: Total Exercised Money During the Month (HKD) **N/A**

Equity Warrants

Description of Warrants (Date of Expiry - dd/mm/yyyy)	Currency of Nominal Value	Nominal Value at Close of Preceding Month	Exercised during the month	Nominal Value at close of the month	No. of New Shares Arising Therefrom
1. ( )					
Stock code					
Subscription price					
2. ( )					
Stock code					
Subscription price					
3. ( )					
Stock code					
Subscription price					
4. ( )					
Stock code					
Subscription price					

Convertibles

Class	Currency of Amount Outstanding	Amount at Close of Preceding Month	Converted during the month	Amount at close of the month	No. of New Shares Arising Therefrom
1.					
Stock code					
Subscription price					
2.					
Stock code					
Subscription price					
3.					
Stock code					
Subscription price					

Other Issues of Shares

Type of Issue						No. of New Shares Arising Therefrom
1. Right Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	________
2. Placing	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	________
3. Bonus Issue		______	Issue and allotment date : (dd/mm/yyyy)	(	)	________
4. Scrip Dividend	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	________
5. Repurchase of share			Cancellation date : (dd/mm/yyyy)	(	)	________
6. Redemption of share			Redemption date : (dd/mm/yyyy)	(	)	________
7. Consideration Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	________
8. Other (Please specify) ________	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	________

Remarks:

____

____

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars

Authorised signature: 

Name: Joe K F Poon

Title: Vice President – Client Services

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.


香港交易所

Monthly Return On Movement of Listed Equity Securities
For the month ended (dd/mm/yyyy) : 31/08/2005

To : Information Services Department of Hong Kong Exchanges and Clearing Ltd (Fax 2521 7072)
For enquiries: Benedict Chu (Tel: 2840 3058) Tu Chi Ho (Tel: 2840 3099)

Company Code/Name	**1203 Guangnan (Holdings) Limited**
Representative Name	Computershare Hong Kong Investor Services Limited – Share Registrars
Contact Person	Joe K F Poon – Vice President
Contact No.	2862 8522 Submit Date 5 September 2005

A. Information on Types of Listed Equity Securities

- ☑ Ordinary shares
- ☐ Preference shares
- ☐ Equity warrants
- ☐ Other Classes of shares

B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code : **1203** Description : Ordinary Shares

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month	**15,000,000,000**	**0.10**	**1,500,000,000.00**
Increase/(Decrease) (EGM approval date) ( )	**N/A**		**N/A**
Balance at close of the month	**15,000,000,000**	**0.10**	**1,500,000,000.00**

(2) Stock Code : Description :

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

2. Preference Shares

Stock Code : ____________ Description : ____________

	No. of Preference Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

3. Other Classes of Shares

Stock Code : ____________ Description : ____________

	No. of Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

Total Authorised Share Capital at the end of the Month (HKD) : **1,500,000,000.00**

C. Movement in Issued Share Capital

	No. of Ordinary Shares (1)	No. of Ordinary Shares (2)	No of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month	9,015,832,859			
Increase/ (Decrease) during the month	N/A			
Balance at close of the month	9,015,832,859			

D. Details of Movement

Share Options

Total No. of Options at close of Preceding Month	Movement During the Month				Total No. of Options at close of the month	No. of New Shares Arising Therefrom
	Granted	Exercised	Cancelled	Lapsed		
Share Option Scheme Exercise Price: HK$0.1495 33,500,000	--	--	--	--	33,500,000	--
Share Option Scheme Exercise Price: HK$0.1582 86,900,000	--	--	--	--	86,900,000	--

Exercise Price: Total Exercised Money During the Month (HKD) **N/A**

Equity Warrants

Description of Warrants (Date of Expiry - dd/mm/yyyy)	Currency of Nominal Value	Nominal Value at Close of Preceding Month	Exercised during the month	Nominal Value at close of the month	No. of New Shares Arising Therefrom
1. ( ) Stock code Subscription price					
2. ( ) Stock code Subscription price					
3. ( ) Stock code Subscription price					
4. ( ) Stock code Subscription price					

Convertibles

Class	Currency of Amount Outstanding	Amount at Close of Preceding Month	Converted during the month	Amount at close of the month	No. of New Shares Arising Therefrom
1. Stock code Subscription price					
2. Stock code Subscription price					
3. Stock code Subscription price					

Other Issues of Shares

	Type of Issue						No. of New Shares Arising Therefrom
1.	Right Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	________
2.	Placing	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	________
3.	Bonus Issue		______	Issue and allotment date : (dd/mm/yyyy)	(	)	________
4.	Scrip Dividend	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	________
5.	Repurchase of share			Cancellation date : (dd/mm/yyyy)	(	)	________
6.	Redemption of share			Redemption date : (dd/mm/yyyy)	(	)	________
7.	Consideration Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	________
8.	Other (Please specify) ________	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	________

Remarks:

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars

Authorised signature: 

Name: Joe K F Poon

Title: Vice President – Client Services

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

GNL/1203


HKEx
香港交易所

Monthly Return On Movement of Listed Equity Securities
For the month ended (dd/mm/yyyy) : 31/07/2005

To : Information Services Department of Hong Kong Exchanges and Clearing Ltd (Fax 2521 7072)
For enquiries: Benedict Chu (Tel: 2840 3058) Tu Chi Ho (Tel: 2840 3099)

Company Code/Name	**1203 Guangnan (Holdings) Limited**
Representative Name	Computershare Hong Kong Investor Services Limited – Share Registrars
Contact Person	Joe K F Poon – Vice President
Contact No.	2862 8522 Submit Date 5 August 2005

A. Information on Types of Listed Equity Securities

☑ Ordinary shares
☐ Preference shares
☐ Equity warrants
☐ Other Classes of shares

B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code : **1203** Description : Ordinary Shares

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month	**15,000,000,000**	**0.10**	**1,500,000,000.00**
Increase/(Decrease) (EGM approval date) ( )	**N/A**		**N/A**
Balance at close of the month	**15,000,000,000**	**0.10**	**1,500,000,000.00**

(2) Stock Code : Description :

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

2. Preference Shares

Stock Code : ____________ Description : ______________________________

	No. of Preference Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

3. Other Classes of Shares

Stock Code : ____________ Description : ______________________________

	No. of Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

Total Authorised Share Capital at the end of the Month (HKD) : **1,500,000,000.00**

C. Movement in Issued Share Capital

	No. of Ordinary Shares (1)	(2)	No of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month	9,015,832,859			
Increase/ (Decrease) during the month	N/A			
Balance at close of the month	9,015,832,859			

D. Details of Movement

Share Options

Total No. of Options at close of Preceding Month	Movement During the Month				Total No. of Options at close of the month	No. of New Shares Arising Therefrom
	Granted	Exercised	Cancelled	Lapsed		
Share Option Scheme Exercise Price: HK$0.1495 33,500,000	--	--	--	--	33,500,000	--
Share Option Scheme Exercise Price: HK$0.1582 86,900,000	--	--	--	--	86,900,000	--

Exercise Price: Total Exercised Money During the Month (HKD) N/A

Equity Warrants

Description of Warrants (Date of Expiry - dd/mm/yyyy)	Currency of Nominal Value	Nominal Value at Close of Preceding Month	Exercised during the month	Nominal Value at close of the month	No. of New Shares Arising Therefrom
1. ( )					
Stock code					
Subscription price					
2. ( )					
Stock code					
Subscription price					
3. ( )					
Stock code					
Subscription price					
4. ( )					
Stock code					
Subscription price					

Convertibles

Class	Currency of Amount Outstanding	Amount at Close of Preceding Month	Converted during the month	Amount at close of the month	No. of New Shares Arising Therefrom
1.					
Stock code					
Subscription price					
2.					
Stock code					
Subscription price					
3.					
Stock code					
Subscription price					

Other Issues of Shares

	Type of Issue						No. of New Shares Arising Therefrom
1.	Right Issue	At Price :	HKD	_____	Issue and allotment date : (dd/mm/yyyy)	( )	_____
2.	Placing	At Price :	HKD	_____	Issue and allotment date : (dd/mm/yyyy)	( )	_____
3.	Bonus Issue			_____	Issue and allotment date : (dd/mm/yyyy)	( )	_____
4.	Scrip Dividend	At Price :	HKD	_____	Issue and allotment date : (dd/mm/yyyy)	( )	_____
5.	Repurchase of share				Cancellation date : (dd/mm/yyyy)	( )	_____
6.	Redemption of share				Redemption date : (dd/mm/yyyy)	( )	_____
7.	Consideration Issue	At Price :	HKD	_____	Issue and allotment date : (dd/mm/yyyy)	( )	_____
8.	Other (Please specify) _____	At Price :	HKD	_____	Issue and allotment date : (dd/mm/yyyy)	( )	_____

Remarks:

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars

Authorised signature:



Name: Joe K F Poon

Title: Vice President – Client Services

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

GNL/1203



GUANGNAN (HOLDINGS) LIMITED
廣南(集團)有限公司

中期報告 2005

目錄

公司資料

董事會

執行董事
梁江 *(主席)*
譚雲標
曾翰南

非執行董事
趙雷力
羅蕃郁
梁劍琴

獨立非執行董事
Gerard Joseph McMAHON
譚惠珠
李嘉強

公司秘書

張慕貞

註冊辦事處

香港
皇后大道東24-32號
金鐘匯中心22樓

核數師

畢馬威會計師事務所
執業會計師
香港
中環
遮打道10號
太子大廈8樓

股份過戶登記處

香港中央證券登記有限公司
香港
灣仔
皇后大道東183號
合和中心17樓
1712-1716室

主要往來銀行

南洋商業銀行有限公司
渣打銀行

公司網址

http://www.gdguangnan.com

廣南(集團)有限公司(「本公司」)的董事會(「董事會」)欣然公佈,本公司及其附屬公司(「本集團」)於截至二零零五年六月三十日止六個月連同比較數字的未經審核綜合中期業績。此等業績已經由本公司核數師畢馬威會計師事務所及本公司的審核委員會審閱。

中期業績

(以港幣列示)

綜合損益表截至二零零五年六月三十日止六個月—未經審核

		截至六月三十日止六個月	
		二零零五年	二零零四年 (重報)
	附註	千元	千元
營業額	3	**399,791**	389,555
銷售成本		**(343,515)**	(326,829)
毛利		**56,276**	62,726
投資物業估值收益淨額		**22,149**	—
其他收益		**7,248**	6,472
其他收入淨額		**215**	281
分銷成本		**(5,870)**	(6,583)
行政費用		**(15,945)**	(23,979)
其他經營費用		**(40)**	(6,671)
經營溢利		**64,033**	32,246
非經營收入	4	**44,509**	76,223
融資成本	5(a)	—	(343)
應佔聯營公司溢利減虧損		**15,633**	18,133
除稅前日常業務溢利	5	**124,175**	126,259
所得稅	6	**(4,564)**	(25,384)
除稅後溢利		**119,611**	100,875

綜合損益表截至二零零五年六月三十日止六個月—未經審核(續)

	附註	截至六月三十日止六個月 二零零五年 千元	 二零零四年 (重報) 千元
歸屬:			
本公司股東		**117,355**	96,296
少數股東權益		**2,256**	4,579
除稅後溢利		**119,611**	100,875
轉撥往其他儲備		**876**	13,529
每股盈利-基本	7	**1.30仙**	1.07仙
中期股息		**無**	無

第11至24頁的附註為本中期財務報告的組成部份。

綜合資產負債表於二零零五年六月三十日一未經審核

(以港幣列示)

	附註	於二零零五年六月三十日 千元	於二零零四年十二月三十一日 (重報) 千元
非流動資產			
固定資產			
一投資物業		**206,415**	184,298
一其他物業、廠房及設備	8(a)	**212,194**	177,656
	8	**418,609**	361,954
以經營租賃持有自用的租賃土地權益		**8,729**	8,854
佔聯營公司權益		**168,750**	169,689
其他金融資產		**202**	202
		596,290	540,699
流動資產			
其他投資		**3,200**	3,200
存貨		**97,132**	30,707
業務及其他應收款項	9	**166,701**	120,079
可收回稅項		**12,015**	—
現金及現金等價物	10	**236,950**	293,383
		515,998	447,369
流動負債			
計息借款		—	7,851
業務及其他應付款項	11	**175,821**	170,127
本期稅項		**20,044**	14,556
		195,865	192,534
流動資產淨值		**320,133**	254,835
總資產減流動負債		**916,423**	795,534

綜合資產負債表於二零零五年六月三十日—未經審核（*續*）
（*以港幣列示*）

	附註	於二零零五年六月三十日 千元	於二零零四年十二月三十一日 （重報） 千元
非流動負債			
遞延税項負債		**11,412**	9,833
		905,011	785,701
資本及儲備			
股本	12	**901,583**	901,583
儲備		**(23,594)**	(140,668)
本公司股東應佔權益總額	12	**877,989**	760,915
少數股東權益	12	**27,022**	24,786
權益總額	12	**905,011**	785,701

第11至24頁的附註為本中期財務報告的組成部份。

綜合權益變動報表截至二零零五年六月三十日止六個月—未經審核

(以港幣列示)

		截至六月三十日止六個月			
		二零零五年		二零零四年 (重報)	
	附註	千元	千元	千元	千元
於一月一日權益總額:					
本公司股東應佔權益 (上年十二月三十一日呈報)	12	**767,010**		602,249	
少數股東權益(上年十二月三十一日與負債及權益分開列示)	12	**25,107**		20,384	
		792,117		622,633	
由會計政策變更引起的前期調整	2(a)(i)&(ii), 12	**(6,416)**		(4,372)	
期初結餘調整前重報	12	**785,701**		618,261	
由會計政策變更引起的期初結餘調整	12	**–**		17,246	
於一月一日(前期調整及期初餘額調整後)	12		**785,701**		635,507

綜合權益變動報表截至二零零五年六月三十日止六個月—未經審核（續）

（以港幣列示）

		截至六月三十日止六個月			
		二零零五年		二零零四年（重報）	
	附註	千元	千元	千元	千元
已直接在權益確認的本期收入淨額：					
海外附屬公司換算產生的匯兌差額（二零零四年：重報）	12	**(270)**		1,323	
應佔聯營公司儲備	12	**(26)**		694	
			(296)		2,017
本期溢利淨額：					
本公司股東應佔溢利（上年呈報）					97,117
少數股東權益（上年在綜合損益表分開列示）					4,584
由會計政策變更引起的前期調整	2(a)(iii)				(826)
本期溢利淨額（二零零四年：重報）	12		**119,611**		100,875

綜合權益變動報表截至二零零五年六月三十日止六個月—未經審核 *(續)*

(以港幣列示)

		截至六月三十日止六個月			
		二零零五年		二零零四年 (重報)	
	附註	千元	千元	千元	千元
本期已確認的收入及費用總額 (二零零四年:重報)					
歸屬:					
一本公司股東	12	**117,355**		96,296	
一少數股東權益	12	**2,256**		4,579	
		119,611		100,875	
已宣派予少數股東股息	12		**(2,212)**		(5,944)
少數股東出資	12		**2,207**		–
於六月三十日權益總額	12		**905,011**		732,455
本期重報已確認收入及費用總額 歸屬:					
一本公司股東					(821)
一少數股東權益					(5)
					(826)
由以下重報引起:					
一已直接在權益確認收入淨額	2(a)(iv)				–
一本期溢利淨額	2(a)(iii)				(826)
					(826)

第11至24頁的附註為本中期財務報告的組成部份。

簡明綜合現金流量表截至二零零五年六月三十日止六個月—未經審核

(以港幣列示)

	附註	截至六月三十日止六個月 二零零五年 千元	 二零零四年 千元
(用於)/產生自經營業務的現金		**(22,770)**	44,072
稅項支付		**(5,840)**	(6,213)
(用於)/來自經營業務的現金淨額		**(28,610)**	37,859
(用於)/來自投資業務的現金淨額		**(23,189)**	813
用於融資活動的現金淨額		**–**	(2,814)
現金及現金等價物(減少)/增加		**(51,799)**	35,858
於一月一日的現金及現金等價物	10	**288,749**	254,457
於六月三十日的現金及現金等價物	10	**236,950**	290,315

第11至24頁的附註為本中期財務報告的組成部份。

未經審核中期財務報告附註

(以港幣列示)

1. **編製基礎**

本中期財務報告乃根據香港聯合交易所有限公司(「聯交所」)主板上市規則的規定,並根據香港會計師公會《香港會計準則》第34號-「中期財務報告」編製而成。本報告於二零零五年九月二十日獲准並授權發佈。

除了那些預期會影響到二零零五年度財務報告結果的會計政策變更,中期財務報告的編制採用了與二零零四年年度財務報告相同的會計政策。這些會計政策變更的詳情在附註2中闡述。

根據《香港會計準則》第34條編制的中期財務報表,管理層需要對會計政策的應用及截至報表日的資產及負債、收入及支出等作出判斷、估計及假設。而實際的結果可能與該些估計有差異。

中期財務報告包含了簡明綜合財務報告及附註摘要。附註包括那些於二零零四年年報後對集團的財務狀況及業績有重大改變的事件和交易。基於此,簡明綜合資產負債表及有關附註不包括依照香港財務報告準則所準備的報表內應包括的全部資訊。

本中期財務報告乃未經審核,惟已由本公司審核委員會及核數師畢馬威會計師事務所根據香港會計師公會頒佈《核數準則》第700號-「中期財務報告的審閱」進行審閱。而畢馬威會計師事務所致董事會的獨立審閱報告刊於第25頁。

就中期財務報告所載以往已呈報的截至二零零四年十二月三十一日止財政年度的財務資料,該等資料雖源自有關的財務報表,但並不構成本公司該財政年度的法定財務報表。截至二零零四年十二月三十一日止年度之法定財務報表可於本公司的註冊辦事處索取。核數師於二零零五年四月十五日發出的核數報告書中,已對此等財務報表表示不附帶條件的意見。

2. **會計政策的變更**

香港會計師公會編制多項新頒佈及經修訂之香港財務報告準則(包括香港會計準則及詮釋),並於二零零五年一月一日起實施或可供提早採用。根據所頒佈的香港財務報告準則,董事會已確定預期會在編制截至二零零五年十二月三十一日止年度財務報表時採用的會計政策。

於編制截至二零零五年十二月三十一日止年度財務報表時生效或可自發地提早採用的香港財務報告準則,可能會受到香港會計師公會在本中期財務報表發出後公佈的詮釋或其他變更所影響。因此,本集團編制截至二零零五年十二月三十一日止年度財務報表時將會採用的會計政策未能於本中期財務報表發出時明確確定。

以下列載了自二零零五年一月一日開始的年度會計期間會計政策變更的更多資料。這些變更已在本中期財務報表中反映。

2. 會計政策的變更(續)

(a) **會計政策變更之影響概要**

(i) *對二零零五年一月一日權益總額期初結餘的影響(調整後)*

下表列示了對二零零五年一月一日期初結餘所作的調整。這是對二零零四年十二月三十一日資產淨值和對二零零五年一月一日期初結餘的總體追溯性調整。

	附註	累計虧損 千元	資本及 其他儲備 千元	總額 千元	少數股東 權益 千元	權益總額 千元
新政策的影響－增加/(減少)						
前期調整:						
《香港會計準則》第40號投資物業	2(d)	**30,768**	**(36,863)**	**(6,095)**	**(321)**	**(6,416)**

(ii) *對二零零四年一月一日權益總額期初結餘的影響(調整後)*

下表列示了對二零零四年一月一日期初結餘所作的唯一調整。在附註2(b)及(c)解釋,受有關過度性條款限制,部份政策變更不會對二零零四年一月一日期初結餘作追溯調整。

	附註	累計虧損 千元	資本及 其他儲備 千元	總額 千元	少數股東 權益 千元	權益總額 千元
新政策的影響－增加/(減少)						
《香港會計準則》第40號投資物業	2(d)	16,400	(20,553)	(4,153)	(219)	(4,372)

2. 會計政策的變更（續）

(a) 會計政策變更之影響概要（續）

(iii) 對截至二零零五年六月三十日（估計）及二零零四年六月三十日（調整後）止六個月除稅後溢利的影響

在實際可作估計之情況下，下表列示假設以往的會計政策仍被沿用計算截至二零零五年六月三十日止六個月期內的溢利將會增加或減少的估計金額。

根據香港財務報告準則的過渡性條款，下表列示截至二零零四年六月三十日止六個月，對期內匯報之溢利所作的調整。在附註2(b)及(e)已解釋，由於不是所有的會計政策變更都採用追溯調整方法，所以於截至二零零四年六月三十日止六個月呈示的金額與呈示於本中期的金額可能不具可比性。

		截至二零零五年六月三十日止六個月			截至二零零四年六月三十日止六個月		
	附註	本公司股東權益 千元	少數股東權益 千元	總額 千元	本公司股東權益 千元	少數股東權益 千元	總額 千元
新政策的影響－增加／（減少）							
《香港財務報告準則》第3號業務合併（附註）		–	–	–	(723)	–	(723)
《香港會計準則》第40號投資物業	2(d)	20,960	66	21,026	(98)	(5)	(103)
		20,960	66	21,026	(821)	(5)	(826)

附註：本集團於二零零四年十二月三十一日年度止提早採用香港會計師公會頒佈的《香港財務報告準則》第3號。通過對累計虧損餘額的調整，二零零四年一月一日存在的負商譽17,246,000元作不確認處理。用作比較的資料已為負商譽攤銷重報。

	截至二零零五年六月三十日止六個月			截至二零零四年六月三十日止六個月		
	本公司股東權益 仙	少數股東權益 仙	總額 仙	本公司股東權益 仙	少數股東權益 仙	總額 仙
新政策的影響－增加／（減少）						
每股盈利影響：						
－基本	0.23	–	0.23	(0.01)	–	(0.01)
－攤薄	不適用	不適用	不適用	不適用	不適用	不適用

2. 會計政策的變更（續）

(a) 會計政策變更之影響概要（續）

(iv) *對截至二零零五年六月三十日（估計）及二零零四年六月三十日（調整後）止六個月直接在權益確認之收入淨額的影響*

在實際可作估計之情況下，下表列示假設以往的會計政策仍被沿用計算截至二零零五年六月三十日止六個月直接在權益內確認的收入或支出將會增加或減少的估計金額。

根據香港財務報告準則的過渡性條款，下表列示截至二零零四年六月三十日止六個月，對期內匯報之收入或支出淨額所作的調整。

		截至二零零五年六月三十日止六個月			截至二零零四年六月三十日止六個月		
		本公司股東權益	少數股東權益	總額	本公司股東權益	少數股東權益	總額
	附註	千元	千元	千元	千元	千元	千元
新政策的影響－增加／（減少）							
《香港會計準則》第40號投資物業							
－投資物業重估儲備之影響	2(d)	(18,959)	39	(18,920)	－	－	－

(b) 僱員購股權計劃（《香港財務報告準則》第2號「以股份償付」）

在往年，沒有任何金額在僱員（包括董事）獲派發本公司購股權時被確認。如僱員選擇行使購股權，分別將面值存入股本及股份溢價賬項的金額只限於購股權行使價的應收金額。

由二零零五年一月一日起，按照《香港財務報告準則》第2號，本集團須將購股權的公允價值於損益表內確認為支出或資產（如在本集團會計政策下可確認為資產），而在股東權益內的購股權儲備作相應的增加。

如僱員符合有效期的條件規定以享有此購股權，本集團於購股權有效期期內確認其公允價值，相反，本集團於購股權授出期內確認其公允價值。

當僱員選擇行使購股權，相關的購股權儲備連同行使價轉入股本及股份溢價賬項。如購股權失效而未被行使，相關的購股權儲備直接轉入保留溢利。

本集團按照《香港財務報告準則》第2號第53段的過渡性條文，並未對下列購股權採用新的確認及計量政策。

(a) 所有在二零零二年十一月七日前已派予僱員的購股權；及

(b) 所有在二零零二年十一月七日後已派予僱員的購股權但於二零零五年一月一日尚未有效。

所有本公司授出購股權納入上述兩類，此會計政策變更對本集團截至二零零五年六月三十日止六個月的業績沒有影響。有關僱員購股權計劃的詳情，請參閱本公司截至二零零四年十二月三十一日止年度年報。

2. 會計政策的變更（續）

(c) ***已終止業務（《香港財務報告準則》第5號「待售非流動資產及已終止業務」）***

自二零零五年一月一日起，為遵守《香港財務報告準則》第5號規定，如本集團業務符合資格列入待售資產類別或本集團已出售該業務，則該項業務須列作已終止。當業務的賬面值將會在一項銷售交易中主要地收回（而非通過持續使用），便是待售。

新政策對截至二零零五年六月三十日止六個月財務報表及可比較資料沒有影響。

(d) ***投資物業（《香港會計準則》第40號「投資物業」及詮釋第21號「所得稅－收回重估非折舊資產」）***

關於投資物業的會計政策變更如下：

(i) *公允價值變動於損益表中確認的時間*

在往年，本集團投資物業公允價值的變動均直接於投資物業重估儲備中反映，除了當所有投資物業作為一組合評估而重估儲備不足以彌補其減值虧損時，或以往曾在損益表內確認的虧損得以回撥時，或當單項投資物業得以出售時，在此有限的情況下，公允價值的變動會在收益表中確認。

自二零零五年一月一日採用香港會計準則第40號起：

- 所有投資物業公允價值變動按照香港會計準則第40號公允價值模式直接在損益表確認；及
- 雙重用途物業作為自用物業處理，除非部份可以分開出售（或以融資租賃出租），或自用部份不明顯。

通過減少於二零零五年一月一日累計虧損的期初結餘30,768,000元（二零零四年一月一日：16,400,000元），包含本集團所有前期投資物業重估儲備及前期被歸類為雙重用途物業累計折舊調整，這些會計政策變動被追溯性採用。

此新政策結果，本集團截至二零零五年六月三十日止六個月的稅前溢利增加21,625,000元（截至二零零四年六月三十日止六個月：166,000元），即是本集團投資物業公允價值增加淨額。

(ii) *公允價值變動遞延稅項的計量*

在往年，本集團須按適用於投資物業租金收入的稅率釐定在重估投資物業時是否須確認遞延稅項。

由二零零五年一月一日起，按照《香港會計準則》詮釋第21號「所得稅－收回重估非折舊資產」，如本集團並無計劃出售，及假設本集團沒有採用公允價值模式入賬引致該等物業需要折舊，本集團須採用適用於該物業用途的稅率以確認該等投資物業在價值變動時所產生的遞延稅項。

此新詮釋對截至二零零五年六月三十日止六個月的財務報表及可比較資料沒有影響。

2. 會計政策的變更（*續*）

(e) ***金融工具（《香港會計準則》第32號「金融工具：披露和呈報」及《香港會計準則》第39號「金融工具：確認和計量」）***

關於金融工具會計政策轉變如下：

金融工具計量的變更

在往年，適用於部分金融工具的會計政策如下：

- 預算持續持有作長期持有用途的證券列作投資證券，並以成本減除準備入賬；及

- 其他證券投資按公允價值入賬，公允價值的變動在損益表確認。

按《香港會計準則》第39號，自二零零五年一月一日起，上述金融工具採用以下新會計政策：

- 沒有活躍市場報價的股本工具投資，其公允價值不能可靠地計量的以成本減除準備入賬；所有其他投資歸類為通過損益表以公允價值入賬。公允價值變動在損益表確認。

  此新政策對截至二零零五年六月三十日止六個月的財務報表及可比較資料沒有影響。

- 本集團所有衍生金融工具以公允價值入賬。作為未來交易現金流量對沖的對沖衍生工具公允價值的變動在權益中確認，唯該對沖為有效的。衍生工具公允價值變動的任何無效部份在損益表中確認。

  此新政策對截至二零零五年六月三十日止六個月的財務報表及可比較資料沒有影響。

(f) ***少數權益（《香港會計準則》第1號「財務報表披露」及《香港會計準則》第27號「綜合與個別財務報表」）***

在往年，於結算日之少數股東權益在綜合資產負債內與負債分別呈報及從資產淨額減除。在計算股東應佔溢利，少數股東權益與集團期內溢利亦在綜合收益表內分開呈報及減除。

由二零零五年一月一日起，為符合《香港會計準則》第1號及《香港會計準則》第27號的要求，於結算日之少數股東權益在綜合資產負債表內於權益表內列示，但與本公司股東應佔權益分開，少數股東權益佔本集團期內溢利總額在綜合損益表以分配為少數股東權益及本公司股東應佔權益形式呈報。

在綜合資產負債表，綜合損益表和綜合權益變動報表內披露少數股東權益的期內比較數字已作重報。

3. **營業額及分類報告**

本集團的主要呈報方式為業務分類。來自外部客戶的收益(營業額)代表供應客戶貨品的銷售價值及租賃收入。投資物業重估收益淨額已包括在租賃物業分類業績。

業務分類

本集團包括下列主要業務分類:

馬口鐵	:	生產及銷售馬口鐵及相關產品,其為食品加工生產商用作包裝物料
鮮活商品代理	:	代理鮮活食品
飼料生產及牲畜飼養(終止)	:	生產及買賣飼料、豬隻養殖及經銷
食品貿易	:	買賣食品商品
物業租賃	:	出租物業以產生租金收入

	馬口鐵	鮮活商品代理	食品貿易	物業租賃	分類間對銷	未分配	綜合
	千元	千元	千元	千元	千元	千元	千元
截至二零零五年六月三十日止期間							
來自外部客戶的收益	332,477	33,532	20,875	12,907	–	–	399,791
分類間的收益	977	–	–	56	(1,033)	–	–
來自外部客戶的其他收益	–	–	–	–	–	5,160	5,160
合計	333,454	33,532	20,875	12,963	(1,033)	5,160	404,951
分類業績	24,246	7,276	438	31,436	–	–	63,396
未分配經營收入及開支							637
經營溢利							64,033

	馬口鐵	鮮活商品代理	飼料生產及牲畜飼養(終止)	食品貿易	物業租賃	分類間對銷	未分配	綜合
	千元	千元	千元	千元	千元	千元	千元	千元
截至二零零四年六月三十日止期間(重報)								
來自外部客戶的收益	280,527	19,704	61,312	15,397	12,615	–	–	389,555
分類間的收益	652	–	–	–	30	(682)	–	–
來自外部客戶的其他收益	–	–	–	–	–	–	4,889	4,889
合計	281,179	19,704	61,312	15,397	12,645	(682)	4,889	394,444
分類業績	27,341	6,377	(3,888)	(73)	7,631	–	–	37,388
未分配經營收入及開支								(5,142)
經營溢利								32,246

4. 非經營收入

	附註	截至六月三十日止六個月 二零零五年 千元	 二零零四年 千元
負債回撥	(i)	**27,623**	76,223
追回壞賬	(ii)	**16,886**	–
		44,509	76,223

附註：

(i) 此數額主要為多年未償還及未被要求清償負債的回撥。董事會認為有關債權人將來不會向本集團索償。

(ii) 此金額主要為以前因未可確定能否收回應收賬項所作撇帳或壞賬準備的回撥。於期內，若干壞賬已被收回而有關撇帳已於損益表中相應回撥。

5. 除税前日常業務溢利

除税前日常業務溢利已扣除／(計入)：

	截至六月三十日止六個月 二零零五年 千元	 二零零四年 (重報) 千元
(a) 融資成本：		
須於五年內償還的銀行貸款及其他借貸利息	**–**	343
(b) 員工成本：		
定額供款計劃之供款／(退回)淨額	**497**	(155)
薪金、工資及其他福利	**12,127**	20,578
	12,624	20,423
(c) 其他項目：		
折舊	**2,587**	3,588
上市證券股息收入	**(118)**	(118)
其他證券按公允值計算的未變現虧損淨額	**–**	47
有關物業租金的經營租賃費用	**297**	305
投資物業應收租金減直接費用801,000元(截至二零零四年六月三十日止六個月：715,000元(重報))	**(12,106)**	(11,900)

6. 綜合損益表內的所得稅

綜合損益表所列的稅項為：

	附註	截至六月三十日止六個月 二零零五年 千元	二零零四年 (重報) 千元
本期稅項－香港利得稅準備			
本期間按稅率17.5%估計應課稅溢利的香港利得稅準備		**1,522**	1,061
本期稅項－中國			
本期間稅項		**9,196**	17,583
以往年度不足撥備		**612**	413
		9,808	17,996
遞延稅項			
暫時性差異產生及轉回		**1,585**	2,602
稅項退款	(i)	**(12,030)**	－
應佔聯營公司稅項		**3,679**	3,725
	(ii)	**4,564**	25,384

附註：

(i) 本集團隨着中山中粵馬口鐵工業有限公司（「馬口鐵」）截至二零零四年十二月三十一日止年度保留溢利資本化後，成功申請得中山市國家稅務局中國企業所得稅稅務退款。

本集團仍在申請馬口鐵本期內保留溢利資本化的稅務退款，估計退款約為人民幣8,200,000元（並未於本中期財務報告確認）。

(ii) 在中國成立及經營的附屬公司或聯營公司的所得稅，是以該等公司所在的中國相關省份或經濟特區的適用所得稅率計算。

7. 每股盈利

(a) *每股基本盈利*

每股基本盈利是按本公司股東應佔溢利117,355,000元（截至二零零四年六月三十日止期間（重報）：96,296,000元）及於本期間已發行普通股的加權平均數9,015,833,000股（截至二零零四年六月三十日止期間：9,015,833,000股）計算。

(b) *每股攤薄盈利*

由於於期末並無任何有攤薄影響的潛在普通股，因此，並沒有列示截至二零零五年及二零零四年六月三十日止期間每股攤薄盈利。

8. 固定資產

(a) ***購置及出售***

在截至二零零五年六月三十日止六個月，本集團購置成本為37,016,000元的廠房及機器（截至二零零四年六月三十日止六個月：2,043,000元）。在截至二零零五年六月三十日止六個月，並沒有出售固定資產。在截至二零零四年六月三十日止六個月，資產淨值432,000元廠房及機器被出售，並獲得出售收益222,000元。

(b) ***投資物業估值***

以公允價值列賬位於香港的投資物業於二零零五年六月三十日由一所獨立測量師行：中原測量師行有限公司（其部份員工為香港測量師學會會員）按公開市值基準重估。以公允價值列賬位於中國的投資物業由一所中國獨立的物業估值師行：廣東至正會計師事務所有限公司－中國註冊房地產估價師按公開市值基準作出重估。淨收入22,149,000元（二零零四年：零）及有關遞延税項1,585,000元（二零零四年：零）已包括在綜合損益表中。

(c) ***租賃***

本集團根據經營租賃租出投資物業、一個養豬場及一些機器。該等租賃為初期為期一至二十八年，期滿後可於重新磋商所有條款後續期。該等租賃概無包括或然租金。

本集團及本公司持作經營租賃用途的投資物業的賬面值總額分別達206,415,000元（二零零四年：184,298,000元）及97,900,000元（二零零四年：78,200,000元）。本集團持作經營租賃用途的機器的賬面總額為720,000元（二零零四年：720,000元）及有關累計折舊為648,000元（二零零四年：648,000元）。

9. 業務及其他應收款項

包括在業務及其他應收款項的為業務應收賬款及應收票據（減呆壞賬準備），以發票日期分類的賬齡分析如下：

	於二零零五年六月三十日 千元	*於二零零四年十二月三十一日* 千元
一個月內	**53,213**	35,256
一至三個月	**40,205**	39,152
超過三個月，但少於十二個月	**30,071**	27,676
	123,489	102,084

本集團有一套既定政策，信貸期由須預付至不超過180日（二零零四年十二月三十一日：180日）。

10. **現金及現金等價物**

現金及現金等價物的結餘分析如下：

	附註	於二零零五年六月三十日 千元	於二零零四年十二月三十一日 千元
銀行定期存款		**149,027**	157,597
銀行存款及現金		**87,923**	135,786
		236,950	293,383
受限制現金存款	(i)	**–**	(4,634)
	(ii)	**236,950**	288,749

附註：

(i) 於二零零四年五月，一中國第三方向本集團一附屬公司提出申索，指稱該附屬公司尚未清還一筆應付款項。岳陽市中級人民法院已頒令凍結該附屬公司為數約4,634,000元的銀行存款。

二零零四年十二月十二日，岳陽市中級人民法院發出一項法院判決，該附屬公司被令需賠償及支付相關法院費用。該附屬公司向湖南省高級人民法對該判決提出上訴及於二零零五年一月三十一日岳陽市中級人民法院的判決被駁回。該凍結的4,634,000元的銀行存款亦相應地被解凍。

(ii) 包括在現金及現金等價物內有為數人民幣152,184,000元（二零零四年：人民幣243,704,000元）是不能在中國自由兌換的貨幣，該資金匯出中國境外是受到中國政府的外匯限制。

11. **業務及其他應付款項**

包括在業務及其他應付款項的業務應付賬款的賬齡分析如下：

	於二零零五年六月三十日 千元	於二零零四年十二月三十一日 （重報） 千元
一個月內或接獲通知時到期	**70,834**	49,051

12. 資金及儲備

	附註	股本	股份溢價	資本贖回儲備	資本儲備	匯兌變動儲備	投資物業重估儲備	其他儲備	累計虧損	總額	少數股東權益	權益總額
		歸屬本公司股東										
		千元	千元	千元	千元	千元	千元	千元	千元	千元	千元	千元
於二零零四年一月一日：												
－上年呈報		901,583	1,747,098	971	49,050	(1,098)	20,600	12,007	(2,127,962)	602,249	20,384	622,633
－關於投資物業的前期調整	2(d)	–	–	–	–	47	(20,600)	–	16,400	(4,153)	(219)	(4,372)
－期初調整前重報		901,583	1,747,098	971	49,050	(1,051)	–	12,007	(2,111,562)	598,096	20,165	618,261
－關於負商譽期初調整		–	–	–	–	–	–	–	17,246	17,246	–	17,246
－期初調整後重報		901,583	1,747,098	971	49,050	(1,051)	–	12,007	(2,094,316)	615,342	20,165	635,507
海外附屬公司換算產生的匯兌差額		–	–	–	–	1,254	–	–	–	1,254	69	1,323
應佔聯營公司儲備		–	–	–	–	694	–	–	–	694	–	694
轉撥往法定儲備		–	–	–	–	–	–	13,529	(13,529)	–	–	–
已支付少數股東股息		–	–	–	–	–	–	–	–	–	(5,944)	(5,944)
本期溢利（重報）		–	–	–	–	–	–	–	96,296	96,296	4,579	100,875
於二零零四年六月三十日（重報）		901,583	1,747,098	971	49,050	897	–	25,536	(2,011,549)	713,586	18,869	732,455

	附註	股本	股份溢價	資本贖回儲備	資本儲備	匯兌變動儲備	投資物業重估儲備	其他儲備	累計虧損	總額	少數股東權益	權益總額
		歸屬本公司股東										
		千元	千元	千元	千元	千元	千元	千元	千元	千元	千元	千元
於二零零五年一月一日：												
－上年呈報		901,583	1,747,098	971	48,814	(985)	36,900	1,450	(1,968,821)	767,010	25,107	792,117
－關於投資物業的前期調整	2(d)	–	–	–	–	37	(36,900)	–	30,768	(6,095)	(321)	(6,416)
－重報		901,583	1,747,098	971	48,814	(948)	–	1,450	(1,938,053)	760,915	24,786	785,701
海外附屬公司換算產生的匯兌差額		–	–	–	–	(255)	–	–	–	(255)	(15)	(270)
轉撥往法定儲備		–	–	–	–	–	–	876	(876)	–	–	–
應佔聯營公司儲備		–	–	–	–	(26)	–	–	–	(26)	–	(26)
已宣派予少數股東股息		–	–	–	–	–	–	–	–	–	(2,212)	(2,212)
少數股東出資		–	–	–	–	–	–	–	–	–	2,207	2,207
本期溢利		–	–	–	–	–	–	–	117,355	117,355	2,256	119,611
於二零零五年六月三十日		901,583	1,747,098	971	48,814	(1,229)	–	2,326	(1,821,574)	877,989	27,022	905,011

13. 承擔

(a) 於二零零五年六月三十日未償付而又未在財務報表內提撥準備的資本承擔如下：

	於二零零五年六月三十日 千元	於二零零四年十二月三十一日 千元
已訂約	**113,313**	35,144
已授權但未訂約	**198,453**	6,281
	311,766	41,425

(b) 於二零零四年六月三十日根據不可解除的經營租賃在日後應付的最低租賃款項總數如下：

	於二零零五年六月三十日 千元	於二零零四年十二月三十一日 千元
一年內	**241**	348
一年後但五年內	**3**	44
	244	392

本集團根據經營租賃租用多項物業。租賃初步為期一至三年，期滿時可於重新磋商所有條款後續期。租賃概無包括或然租金。

(c) 於二零零五年六月三十日，本公司已承諾提供6,489,000元（於二零零四年十二月三十一日：6,489,000元）資金予本集團一間聯營公司。

14. 訴訟

於二零零五年六月三十日，本集團已向一間附屬公司之前少數股東就其拖欠本集團約40,000,000元提出法律訴訟。本集團已抵押等同金額之應收票據予一中國境內之認可銀行，以獲取該銀行為本集團向東莞市中級人民法院發出一份擔保書。該筆前少數股東應收款已於以往年度全數計提撥備。

於二零零五年三月二十日，本集團獲得一有利的判決。按此判決，裁定的總賠償金為人民幣27,000,000元及由此所產生的利息。

經考慮本集團的整體利益，本集團在二零零五年八月二十三日與該前少數股東簽署一項償還協議，同意以人民幣11,000,000元作為最後償還。該款項於二零零五年八月二十三日收到。

就此，應收款項的前期撥備按協定的最後償還金額於截至二零零五年六月三十日止期間回撥。

15. 重大關連交易

本期間重大的關連交易總結如下：

	附註	截至六月三十日止六個月 二零零五年 千元	 二零零四年 千元
銷售貨品予關連公司	(i)	**1,180**	–
從關連公司採購貨品	(i)	**812**	1,991
從一間聯營公司收取利息收入	(ii)	**–**	409
收取一間同母系附屬公司的電／水費用及租金		**1,665**	1,580

附註：

(i) 銷售／採購貨品的關連公司包括聯營公司及非全資擁有附屬公司的少數股東。

(ii) 一九九九年，本公司與聯營公司黃龍食品工業有限公司訂立一項無抵押股東貸款協議。根據此協議，本公司向該聯營公司提供墊款6,700,000美元，並按年息率7.8厘計息。該筆款項須由二零零零年一月一日起計五年內悉數償還，而本金及利息須每年支付兩次。於二零零四年十二月三十一日，該聯營公司已償還全部本金及利息。

16. 結算日後事項

於二零零五年八月十二日，一項進行資本重組的特別決議案被通過。該資本重組旨在撤銷本公司於二零零四年十二月三十一日錄得的累計虧損全數金額，總值約為2,139,578,000元，然後將每十股已發行及未發行的拆細股份合併為一股新股。該資本重組需得到高院對削減資本的確認及聯交所上市委員會對新股合併的批准才能完成。

17. 已頒佈但未實施的修訂、新準則及詮釋對截至二零零五年十二月三十一日止會計期間可能的影響

直至此中期財務報告的頒佈日期，香港會計師公會編製以下未於二零零五年十二月三十一日止會計期間實施的修訂、新準則及詮釋：

	於下列日期或以後開始之會計期間實施
《香港（國際財務報告準則詮譯委員會）》第4號「釐定一項安排是否包含租賃」	二零零六年一月一日
《香港會計準則》第19號「僱員福利」－精算盈虧、集團計劃與披露之修訂	二零零六年一月一日

董事會預期提早採用上述修訂、新準則及詮釋並不適用於本集團編製截至二零零五年十二月三十一日止年度財務報表，所以在這中期財務報告亦沒有應用。

本集團仍在評估應用這些修訂、新準則及詮釋初期的影響，目前認為採用它們似乎對本集團的經營業績及財務狀況不會有重大影響。



獨立審閱報告
致廣南(集團)有限公司董事會
(於香港註冊成立之有限公司)

引言

本核數師(以下簡稱「我們」)已依 貴公司指示審閱刊於第3頁至第24頁的中期財務報告。

董事及核數師的責任

根據《香港聯合交易所有限公司證券上市規則》,上市公司必須以符合上市規則中相關的規定及香港會計師公會所頒佈的《香港會計準則》第34號-「中期財務報告」的規定編製中期財務報告。中期財務報告由董事負責,並由董事核准通過。

我們的責任是根據我們審閱工作的結果,對中期財務報告提出獨立結論,並按照我們雙方所協定的應聘條款,只向作為法人團體的董事會報告。除此之外,我們的報告書不可用作其他用途。我們概不就本報告書內容,對任何其他人士負責或承擔法律責任。

審閱工作

我們是按照香港會計師公會所頒佈的《核數準則》第700號-「中期財務報表的審閱」進行審閱。審閱工作主要包括向集團管理層作出查詢及分析中期財務報告,評估財務報告中會計政策是否貫徹運用,賬項編列是否一致;賬項中另有說明的特別情況則除外。審閱不包括控制測試及資產、負債和交易驗證等審核程序。由於審閱的範圍遠較審核小,所給予的保證程度也較審核低,因此,我們不會對中期財務報告發表審核意見。

結論

根據這項不構成審核的審閱工作,我們並沒有察覺截至二零零五年六月三十日止期間的中期財務報告需要作出任何重大的修訂。

畢馬威會計師事務所
執業會計師

香港,二零零五年九月二十日

中期股息

董事會決議不宣派截至二零零五年六月三十日止六個月之中期股息（截至二零零四年六月三十日止期間：無）。

業績

二零零五年上半年，本集團未經審核之綜合本公司股東應佔溢利為117,355,000港元，比去年同期的96,296,000港元（重報）增長21.9%，每股基本盈利1.3港仙，比去年同期的1.07港仙（重報）增長21.5%。

業務回顧

於回顧期內，綜合營業額399,791,000港元，比去年同期增長2.6%，綜合本公司股東應佔溢利117,355,000港元，比去年同期增長21.9%。二零零五年上半年，馬口鐵原板仍然緊缺，使馬口鐵的產銷量有所下降，但因馬口鐵的售價上升，馬口鐵業務的營業額仍有所上升，鮮活商品業務及食品貿易業務均已擺脫去年禽流感的影響，營業額均有理想的增長，此等增長基本上抵消了因去年出售非核心業務所產生的營業額下降。淨利潤方面，馬口鐵的多項主要原材料價格持續上升，加上銷量下降，導致淨利潤有所下降，但鮮活商品業務及食品貿易業務淨利潤均有所上升，雖然非經營收入及應佔聯營公司利潤都比去年同期有所減少，整體的股東應佔溢利仍錄得增長。

馬口鐵業務

二零零五年上半年，本集團附屬中山中粵馬口鐵工業有限公司生產馬口鐵44,421噸，銷售39,864噸，分別比去年同期下降1.9%和10.4%；營業額332,477,000港元，比去年同期增18.5%；經營溢利較去年同期減少3,095,000港元，下降11.3%。減少的主要原因是原板緊缺，原板、重油、錫錠等主要原輔材料價格大幅上漲，成本上升幅度比銷售價格增幅為高。

馬口鐵業務是本集團盈利貢獻最大，且最具發展潛質的核心業務，是本集團發展的重點。本年初原板持續緊缺，給生產帶來了一定的影響，經過管理層多翻努力，直至5月份起，原板供應的緊張形勢得到緩解。抓住這一機會利用集團的資金優勢開始原板儲備，為於7月底投產的新建年產8萬噸鍍鉻鐵專用生產線作準備。為了配合下半年產量的增加，工作重點已由過往的爭購原板轉入加快產品銷售。通過加強銷售隊伍，完善激勵機制，突出重點區域和重點產品的銷售策略，出貨速度正在加快，二零零五年下半年馬口鐵產銷量有望踏上新的臺階。

物業租賃業務

本集團之租賃物業包括中山市山海實業有限公司的工業廠房及員工宿舍及香港的寫字樓物業。二零零五年上半年，本集團之物業租賃業務錄得總收入為12,907,000港元，收入較去年同期增長2.3%；物業租賃業務實現經營溢利31,436,000港元，較去年同期大幅增加312%，其中22,149,000港元屬本年按新會計制度所編定的物業重估溢利。

鮮活商品業務

二零零五年上半年，鮮活商品業務取得營業額33,532,000港元，與去年同期比較增長13,828,000港元，增長70.2%，主要原因是今年沒有禽流感的影響，使家禽代理及自營業務量上升；另一方面活畜增量與去年持平，但價格上升令活畜業務收入增加。今年頭六個月，鮮活業務實現經營溢利7,276,000港元，比去年同期增加899,000港元，上升14.1%。

鮮活業務是本集團的傳統業務，本公司將通過開源節流、改善服務等措施，繼續穩定代理業務，積極拓展自營業務，以維持競爭力，為集團提供一項穩定的盈利來源。

食品貿易業務

二零零五年上半年，本集團食品貿易業務營業額為20,875,000港元，較去年同期上升35.6%；實現經營溢利438,000港元，企業扭虧為盈，主要由於去年因禽流感影響，冰鮮業務損失較大，今年無此影響。

食品貿易業務雖然不是本集團的核心及優勢業務，但透過對鮮活商品業務和食品貿易業務進行資源整合，統一管理，節約資源，鮮活商品代理及食品貿易互補，可為集團帶來一定的盈利貢獻。

財務狀況

於二零零五年六月三十日，本集團總資產為1,112,288,000港元，而總負債為207,277,000港元，分別較去年底增加124,220,000港元及4,910,000港元。流動資產淨值由去年底的254,835,000港元增加至320,133,000港元，而流動比率（流動資產除以流動負債）較去年年底上升13.4%。集團財務資源充裕，為未來業務發展奠定了基礎。

流動資金及財務資源

於二零零五年六月三十日，集團現金及現金等價物結餘為236,950,000港元，貨幣主要為人民幣，相等於142,886,000港元，其餘為港元及美元，較去年年底現金結餘減少19.2%。於回顧期內主要的現金流出是投入新生產線建設35,749,000港元及為新生產線的投產增加原材料庫存。

於二零零五年六月三十日，集團已沒有計息借款。因此本集團的負債比率（即集團計息借款除以股東資金）由去年底的1%減至零。

於二零零五年六月三十日，本集團的信貸總額為237,600,152港元，其中已動用120,766,560港元，尚未動用的銀行信貸額為116,833,592港元。以手持的現金及現金等價物及營運產生的現金流，本集團相信有足夠資金滿足現時業務及於可預見將來進一步發展業務的需要。

集團資產抵押

於二零零五年六月三十日，本集團若干的應收票據（金額約為40,000,000港元）已抵押予一中國境內之認可銀行，以獲取該銀行為本集團向東莞市中級人民法院發出一份擔保書，作為本集團向一附屬公司的前少數股東追討等同金額欠款的法律訴訟保全的擔保。因法律訴訟已在二零零五年八月二十三日和解，撤銷擔保程序正在辦理中。

資本重組

於二零零五年六月二十三日，本集團建議進行資本重組以撤銷全數累計虧損，為未來派發股息作準備，並已於二零零五年八月十二日的股東特別大會上獲得通過，有待高等法院的確認及取得香港聯合交易所有限公司的相關批准，方可實行。資本重組涉及削減股本、股份溢價賬及資本贖回儲備，動用資本儲備及合併股份。削減股本的其中一部分約110,000,000港元將轉為特別資本儲備，另一部分340,000,000港元連同股份溢價賬、資本贖回儲備及資本儲備將用以抵沖累計虧損，令已發行股份面值由0.1港元削減至0.05港元。而每10股面值0.05港元的拆細股份將會合併為每股面值0.50港元的新股。沖減累計虧損後，股東權益總數不變。因此，本集團的資產、業務、經營、股東的持股比例均不會因是次資本重組而改變。於現階段不能保證將來實際派息的時間及金額，惟股本重組完成後可掃除公司派息的法定障礙。

訴訟

本集團向一附屬公司的前少數股東就其拖欠本集團約40,000,000港元提出法律訴訟，此筆應收款於截至二零零零年十二月三十一日止已全數計提撥備。

於今年三月東莞市中級人民法院一審判決該前少數股東挪用本集團財產須償還約人民幣27,000,000元及相關的利息，本集團與該前少數股東均就該判決提出上訴。本集團經考慮法律意見及集團的整體利益，在法院主持調解下，雙方在二零零五年八月二十三日就訴訟達成和解，代價為人民幣11,000,000元，而本集團亦於同日收到和解價款。

匯率風險

本集團之資產、負債及交易基本以港幣、美元或人民幣計算，由於港幣、美元或人民幣的匯率於期內相對穩定，本集團並未面對重大的外匯風險。

員工及薪酬政策

截至二零零五年六月三十日止，本集團全職僱員人數共481名，比二零零四年年底增加33名。其中24名在香港及457名在中國內地。員工薪酬依據崗位責任大小、工作負荷輕重、勞動技能高低、勞動強度強弱、勞動環境優劣及個人業績表現，按行業的一般市場慣例釐定。二零零五年，本集團對各附屬公司繼續實行定員、定編和工資總額控制管理，對管理層繼續實行效益工資激勵機制，通過對各附屬公司經營業績的考核，以經營淨現金流入及稅前利潤為依據，按不同檔次的比例計提效益工資，按個人業績考核獎勵發放給管理層、業務骨幹和業績優秀員工，有效地調動了廣大員工的工作積極性。本公司亦採納了購股權計劃，藉此獎勵、吸引、挽留及推動優秀和有才華的參與者繼續為本集團作出貢獻。

前景展望

馬口鐵作為金屬包裝的主要原材料之一，市場需求持續旺盛，發展前景方興未艾。隨著新的年產8萬噸鍍鉻鐵專用生產線於7月底投產及原板的供應漸見充裕，在二零零五年下半年，馬口鐵產銷量有望踏上新的臺階。此外，年產15萬噸的馬口鐵原板廠的籌建正按計劃推進，預計二零零六年底建成投產，屆時，長期以來一直制約馬口鐵業務發展的原板短缺的問題將發生根本改觀，馬口鐵業務可望為集團帶來更加穩定及更大的盈利貢獻。

董事之證券權益

於二零零五年六月三十日，董事及行政總裁於本公司及其相聯法團（定義見證券及期貨條例（「證券及期貨條例」）第XV部）之股份、相關股份或債券中擁有如下權益或淡倉(i)根據證券及期貨條例第XV部第7及8分部（包括根據證券及期貨條例董事或行政總裁被視為或當作擁有之權益及淡倉）須知會本公司及香港聯合交易所有限公司（「聯交所」）；或(ii)須記入本公司根據證券及期貨條例第352條置存之登記冊中；或(iii)根據聯交所證券上市規則（「上市規則」）所載上市公司董事進行證券交易之標準守則須知會本公司及聯交所：

(I) 於普通股股份之好倉

(i) 本公司

董事姓名	所持普通股數目（個人權益）	佔已發行股本概約百分比
梁江	800,000	0.009

附註：本公司於二零零五年六月三十日已發行普通股股份數目為9,015,832,859。

(ii) 粵海投資有限公司

董事姓名	所持普通股數目（個人權益）	佔已發行股本概約百分比
羅蕃郁	200,000	0.004
梁劍琴	200,000	0.004

附註：粵海投資有限公司於二零零五年六月三十日已發行普通股股份數目為5,614,492,672。

(iii) 金威啤酒集團有限公司

董事姓名	所持普通股數目（個人權益）	佔已發行股本概約百分比
趙雷力	300,000	0.021
羅蕃郁	70,000	0.005
梁劍琴	46,000	0.003

附註：金威啤酒集團有限公司於二零零五年六月三十日已發行普通股股份數目為1,395,568,000。

董事之證券權益 *(續)*

(I) 於普通股股份之好倉(續)

(iv) 粵海制革有限公司

董事姓名	所持普通股數目（個人權益）	佔已發行股本概約百分比
羅蕃郁	70,000	0.013

附註：粵海制革有限公司於二零零五年六月三十日已發行普通股股份數目為524,154,000。

(II) 於有關本公司普通股的購股權之好倉

董事姓名	購股權授出日期	購股權數目：於二零零五年一月一日持有	購股權數目：期內授出	購股權行使期	各承授人就授出購股權已付之總代價	行使購股權時須支付之每股價格	期內之購股權數目：已行使	期內之購股權數目：已失效	期內之購股權數目：已註銷	於二零零五年六月三十日持有購股權數目
		千份	千份		港元	港元	千份	千份	千份	千份
梁江	06/02/04	20,000	–	06/05/04至05/05/09*	10	0.1582	–	–	–	20,000
譚雲標	06/02/04	15,000	–	06/05/04至05/05/09*	10	0.1582	–	–	–	15,000

* 倘二零零九年五月五日並非香港營業日，行使期將於緊接該日前之一個營業日的營業時間結束時完結。

除上文所披露者及由各董事以信託人身份代本公司持有本公司之附屬公司若干代名人股份外，於二零零五年六月三十日，本公司董事及行政總裁概無於本公司及其相聯法團（定義見證券及期貨條例第XV部）之股份、相關股份或債券中擁有任何權益或淡倉(i)根據證券及期貨條例第XV部第7及8分部（包括根據證券及期貨條例董事或行政總裁被視為或當作擁有之權益或淡倉）須知會本公司及聯交所；或(ii)須記入本公司根據證券及期貨條例第352條置存之登記冊中；或(iii)根據上市規則須知會本公司及聯交所。

主要股東

於二零零五年六月三十日，就本公司任何董事或行政總裁所知，以下人士（本公司董事及行政總裁除外）於本公司股份或相關股份中擁有須記入本公司根據證券及期貨條例第336條置存之登記冊中之權益或淡倉：

名稱	實益持有之普通股數目	佔已發行股本概約百分比	好倉／淡倉
廣東粵港投資控股有限公司（「粵港」）*（附註）*	5,364,948,680	59.51	好倉
廣東控股有限公司（「廣東控股」）	5,364,948,680	59.51	好倉

附註：粵港於本公司之應佔權益乃透過其於廣東控股之100%直接權益持有。

購股權計劃

於二零零四年六月十一日，本公司之股東已通過決議案採納新購股權計劃（「二零零四購股權計劃」）使本公司能吸引、挽留及推動優秀及有才華的參與者為本集團作出貢獻。同日，本公司之股東亦通過決議案終止其於一九九四年十一月二十一日（「一九九四購股權計劃」）及二零零一年八月二十四日採納的購股權計劃（「二零零一購股權計劃」）。

於期內，本公司的一九九四購股權計劃並無已授出尚未行使的購股權；本公司亦無根據二零零四購股權計劃授出購股權。

購股權計劃（續）

於二零零五年六月三十日，除於「董事之證券權益」一節所披露者外，根據本公司的二零零一購股權計劃已授出尚未行使的購股權如下：

類別	購股權授出日期#	購股權數目 於二零零五年一月一日持有 千份	期內授出 千份	購股權行使期	各承授人就授出購股權已付之總代價 港元	行使購股權時須支付之每股價格 港元	期內之購股權數目 已行使 千份	已失效 千份	已註銷 千份	於二零零五年六月三十日持有購股權數目 千份
僱員及其他參與者	24/08/01	33,500	–	26/11/01至25/11/06*	10	0.1495	–	–	–	33,500
	06/02/04	51,900	–	06/05/04至05/05/09**	10	0.1582	–	–	–	51,900

\# 購股權之歸屬期由授出購股權之日起直至行使期開始為止或承授人於本公司或其附屬公司擔任全職僱員滿半年之日為止（以較後者為準）。

* 倘二零零六年十一月二十五日並非香港營業日，行使期將於緊接該日前之一個營業日的營業時間結束時完結。

** 倘二零零九年五月五日並非香港營業日，行使期將於緊接該日前之一個營業日的營業時間結束時完結。

企業管治及其他資料

企業管治常規守則

本公司於截至二零零五年六月三十日止六個月內，已遵守於上市規則附錄十四所載的《企業管治常規守則》之守則條文，惟若干非執行董事之任期並無具體規定，但根據本公司之組織章程細則，彼等須於股東週年大會上輪席告退，惟可膺選連任。

董事進行證券交易之標準守則

本公司已採納於上市規則附錄十所載的《標準守則》作為董事進行證券交易之行為守則。本公司於進行特定查詢後，所有董事已確認彼等於截至二零零五年六月三十日止六個月內，均已遵守《標準守則》內所規定的標準。

審核委員會

本公司已成立審核委員會，負責審閱本集團之內部監控及遵守程序的足夠性及有效性，審閱制定本集團會計報告及財務報表的準則、政策及實務以遵守所有法定要求，並維持本公司與外聘核數師適當的關係。三名獨立非執行董事均為審核委員會成員，而麥明瀚先生是該委員會的主席。

該委員會定期舉行會議，於截至二零零五年六月三十日止六個月內共舉行過四次會議。

薪酬委員會

本公司已成立薪酬委員會以審閱本公司的董事及高級管理人員酬金的政策，就薪酬政策、購股權及激勵計劃等作出建議。該委員會之成員包括董事會主席、總經理及三名獨立非執行董事，而獨立非執行董事李嘉強先生是該委員會的主席。

於截至二零零五年六月三十日止六個月內該委員會舉行一次會議及通過議案研究有關事宜。

提名委員會

截至二零零五年六月三十日止六個月內，本公司已成立提名委員會，其主要職責包括提名及推薦候選人以填補董事會之空缺。該委員會之成員包括董事會主席及三名獨立非執行董事，而董事會主席梁江先生是該委員會的主席。

審閱中期業績

本集團於截至二零零五年六月三十日止六個月之中期財務報告未經審核，惟已由本公司之核數師畢馬威會計師事務所及審核委員會審閱。

購買、出售及贖回股份

於截至二零零五年六月三十日止六個月，本公司或其任何附屬公司概無購買、出售或贖回本公司之上市證券。

承董事會命
主席
梁江

香港，二零零五年九月二十日

CONTENTS

CORPORATE INFORMATION

Board of Directors

Executive Directors

LIANG Jiang *(Chairman)*
TAN Yunbiao
TSANG Hon Nam

Non-executive Directors

ZHAO Leili
LUO Fanyu
LIANG Jianqin

Independent Non-executive Directors

Gerard Joseph McMAHON
TAM Wai Chu, Maria
LI Kar Keung, Caspar

Company Secretary

CHEUNG Mo Ching

Registered Office

22/F., Tesbury Centre
No. 24-32 Queen's Road East
Hong Kong

Auditors

KPMG
Certified Public Accountants
8th Floor, Prince's Building
10 Chater Road
Central
Hong Kong

Share Registrar

Computershare Hong Kong Investor Services Limited
Rooms 1712-1716, 17th Floor
Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

Principal Bankers

Nanyang Commercial Bank, Limited
Standard Chartered Bank

Website

http://www.gdguangnan.com

The Board of Directors (the "Board") of Guangnan (Holdings) Limited (the "Company") is pleased to announce the unaudited consolidated interim results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2005 together with comparative figures. The results have been reviewed by the Company's auditors, KPMG, and the Company's audit committee.

INTERIM RESULTS

(Expressed in Hong Kong dollars)

Consolidated profit and loss account for the six months ended 30 June 2005 – unaudited

		Six months ended 30 June	
		2005	*2004*
			(restated)
	Note	**$'000**	$'000
Turnover	3	**399,791**	389,555
Cost of sales		**(343,515)**	(326,829)
Gross profit		**56,276**	62,726
Net valuation gains on investment properties		**22,149**	–
Other revenue		**7,248**	6,472
Other net income		**215**	281
Distribution costs		**(5,870)**	(6,583)
Administrative expenses		**(15,945)**	(23,979)
Other operating expenses		**(40)**	(6,671)
Profit from operations		**64,033**	32,246
Non-operating income	4	**44,509**	76,223
Finance costs	5(a)	–	(343)
Share of profits less losses of associates		**15,633**	18,133
Profit from ordinary activities before taxation	5	**124,175**	126,259
Income tax	6	**(4,564)**	(25,384)
Profit after taxation		**119,611**	100,875

Consolidated profit and loss account for the six months ended 30 June 2005 – unaudited *(continued)*

	Note	*Six months ended 30 June* **2005** $'000	*2004 (restated)* $'000
Attributable to:			
Equity holders of the Company		**117,355**	96,296
Minority interests		**2,256**	4,579
Profit after taxation		**119,611**	100,875
Transfer to other reserve		**876**	13,529
Earnings per share – Basic	7	**1.30 cents**	1.07 cents
Interim dividend		**Nil**	Nil

The notes on pages 11 to 24 form part of this interim financial report.

Consolidated balance sheet at 30 June 2005 – unaudited

(Expressed in Hong Kong dollars)

	Note	At 30 June 2005 $'000	At 31 December 2004 (restated) $'000
Non-current assets			
Fixed assets			
– Investment properties		**206,415**	184,298
– Other property, plant and equipment	8(a)	**212,194**	177,656
	8	**418,609**	361,954
Interest in leasehold land held for own use under an operating lease		**8,729**	8,854
Interest in associates		**168,750**	169,689
Other financial assets		**202**	202
		596,290	540,699
Current assets			
Other investments		**3,200**	3,200
Inventories		**97,132**	30,707
Trade and other receivables	9	**166,701**	120,079
Tax recoverable		**12,015**	–
Cash and cash equivalents	10	**236,950**	293,383
		515,998	447,369
Current liabilities			
Interest-bearing borrowings		**–**	7,851
Trade and other payables	11	**175,821**	170,127
Current taxation		**20,044**	14,556
		195,865	192,534
Net current assets		**320,133**	254,835
Total assets less current liabilities		**916,423**	795,534

Consolidated balance sheet at 30 June 2005 – unaudited *(continued)*
(Expressed in Hong Kong dollars)

	Note	***At 30 June 2005*** **$'000**	*At 31 December 2004 (restated)* $'000
Non-current liabilities			
Deferred tax liabilities		**11,412**	9,833
		905,011	785,701
Capital and reserves			
Share capital	12	**901,583**	901,583
Reserves		**(23,594)**	(140,668)
Total equity attributable to equity holders of the Company	12	**877,989**	760,915
Minority interests	12	**27,022**	24,786
Total equity	12	**905,011**	785,701

The notes on pages 11 to 24 form part of this interim financial report.

Consolidated statement of changes in equity for the six months ended 30 June 2005 – unaudited
(Expressed in Hong Kong dollars)

		Six months ended 30 June			
		2005		*2004*	
				(restated)	
	Note	**$'000**	**$'000**	$'000	$'000
Total equity at 1 January:					
Attributable to equity holders of the Company (as previously reported at 31 December)	12	**767,010**		602,249	
Minority interests (as previously presented separately from liabilities and equity at 31 December)	12	**25,107**		20,384	
		792,117		622,633	
Prior period adjustments arising from changes in accounting policies	2(a)(i) & (ii), 12	**(6,416)**		(4,372)	
As restated, before opening balance adjustments	12	**785,701**		618,261	
Opening balance adjustments arising from changes in accounting policies	12	**–**		17,246	
At 1 January, after prior period and opening balance adjustments	12		**785,701**		635,507

Consolidated statement of changes in equity for the six months ended 30 June 2005 – unaudited
(continued)
(Expressed in Hong Kong dollars)

		Six months ended 30 June			
		2005		*2004*	
				(restated)	
	Note	**$'000**	**$'000**	$'000	$'000
Net income for the period recognised directly in equity:					
Exchange difference on translation of financial statements of subsidiaries outside Hong Kong (2004: as restated)	12	**(270)**		1,323	
Share of associates' reserves	12	**(26)**		694	
			(296)		2,017
Net profit for the period:					
Attributable to equity holders of the Company (as previously reported)					97,117
Minority interests (as previously presented separately in the consolidated profit and loss account)					4,584
Prior period adjustments arising from changes in accounting policies	2(a)(iii)				(826)
Net profit for the period (2004: as restated)	12		**119,611**		100,875

Consolidated statement of changes in equity for the six months ended 30 June 2005 – unaudited *(continued)*
(Expressed in Hong Kong dollars)

	Note	*Six months ended 30 June*			
		2005		*2004 (restated)*	
		$'000	**$'000**	$'000	$'000
Total recognised income and expense for the period (2004: as restated)					
Attributable to:					
– Equity holders of the Company	12	**117,355**		96,296	
– Minority interests	12	**2,256**		4,579	
		119,611		100,875	
Dividends declared to minority shareholders	12		**(2,212)**		(5,944)
Contribution by minority shareholders	12		**2,207**		–
Total equity at 30 June	12		**905,011**		732,455
Restatements of total recognised income and expense for the period are attributable to:					
– Equity holders of the Company					(821)
– Minority interests					(5)
					(826)
Arising from restatements of:					
– Net income recognised directly in equity	2(a)(iv)				–
– Net profit for the period	2(a)(iii)				(826)
					(826)

The notes on pages 11 to 24 form part of this interim financial report.

Condensed consolidated cash flow statement for the six months ended 30 June 2005 – unaudited
(Expressed in Hong Kong dollars)

		Six months ended 30 June	
		2005	*2004*
	Note	**$'000**	$'000
Cash (used in)/generated from operations		**(22,770)**	44,072
Tax paid		**(5,840)**	(6,213)
Net cash (used in)/from operating activities		**(28,610)**	37,859
Net cash (used in)/from investing activities		**(23,189)**	813
Net cash used in financing activities		**–**	(2,814)
(Decrease)/increase in cash and cash equivalents		**(51,799)**	35,858
Cash and cash equivalents at 1 January	10	**288,749**	254,457
Cash and cash equivalents at 30 June	10	**236,950**	290,315

The notes on pages 11 to 24 form part of this interim financial report.

Notes on the unaudited interim financial report

(Expressed in Hong Kong dollars)

1. Basis of preparation

This interim financial report has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including compliance with Hong Kong Accounting Standard ("HKAS") 34, Interim financial reporting, issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). It was authorised for issuance on 20 September 2005.

The interim financial report has been prepared in accordance with the same accounting policies adopted in the 2004 annual financial statements, except for the accounting policy changes that are expected to be reflected in the 2005 annual financial statements. Details of these changes in accounting policies are set out in note 2.

The preparation of an interim financial report in conformity with HKAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

This interim financial report contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2004 annual financial statements. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for full set of financial statements prepared in accordance with Hong Kong Financial Reporting Standards.

The interim financial report is unaudited, but has been reviewed by the Audit Committee of the Company and by the auditors, KPMG, in accordance with Statement of Auditing Standards 700, Engagements to review interim financial reports, issued by the HKICPA. KPMG's independent review report to the Board is included on page 25.

The financial information relating to the financial year ended 31 December 2004 that is included in the interim financial report as being previously reported information does not constitute the Company's statutory financial statements for that financial year but is derived from those financial statements. Statutory financial statements for the year ended 31 December 2004 are available from the Company's registered office. The auditors have expressed an unqualified opinion on those financial statements in their report dated 15 April 2005.

2. Changes in accounting policies

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards (HKFRSs, which term collectively includes HKASs and Interpretations) that are effective or available for early adoption for accounting periods beginning on or after 1 January 2005. The Board has determined the accounting policies expected to be adopted in the preparation of the Group's annual financial statements for the year ending 31 December 2005, on the basis of HKFRSs currently in issue.

The HKFRSs that will be effective or are available for voluntary early adoption in the annual financial statements for the year ending 31 December 2005 may be affected by the issue of additional interpretations or other changes announced by the HKICPA subsequent to the date of issuance of this interim report. Therefore the policies that will be applied in the Group's financial statements for that period cannot be determined with certainty at the date of issuance of this interim financial report.

The following sets out further information on the changes in accounting policies for the annual accounting period beginning on 1 January 2005 which have been reflected in this interim financial report.

2. **Changes in accounting policies** *(continued)*

(a) *Summary of the effect of changes in the accounting policies*

(i) Effect on opening balance of total equity at 1 January 2005 (as adjusted)

The following table sets out the adjustments that have been made to the opening balances at 1 January 2005. These are the aggregate effect of retrospective adjustments to the net assets as at 31 December 2004 and the opening balance adjustments made as at 1 January 2005.

	Note	***Accumulated losses*** **S'000**	***Capital and other reserves*** **S'000**	***Total*** **S'000**	***Minority interests*** **S'000**	***Total equity*** **S'000**
Effect of new policy – increase/(decrease)						
Prior period adjustments:						
HKAS 40						
Investment properties	2(d)	**30,768**	**(36,863)**	**(6,095)**	**(321)**	**(6,416)**

(ii) Effect on opening balance of total equity at 1 January 2004 (as adjusted)

The following table sets out only those adjustments that have been made to the opening balances at 1 January 2004. As explained in notes 2(b) and (c), certain of the changes in policies did not result in retrospective adjustments being made to the opening balances as at 1 January 2004 as this was prohibited by the relevant transitional provisions.

	Note	***Accumulated losses*** **S'000**	***Capital and other reserves*** **S'000**	***Total*** **S'000**	***Minority interests*** **S'000**	***Total equity*** **S'000**
Effect of new policy – increase/(decrease)						
HKAS 40						
Investment properties	2(d)	16,400	(20,553)	(4,153)	(219)	(4,372)

2. Changes in accounting policies *(continued)*

(a) *Summary of the effect of changes in the accounting policies (continued)*

(iii) *Effect on profit after taxation for the six months ended 30 June 2005 (estimated) and 30 June 2004 (as adjusted)*

In respect of the six months ended 30 June 2005, the following table provides estimates of the extent to which the profits for that period are higher or lower than they would have been had the previous policies still been applied in the interim period, where it is practicable to make such estimates.

In respect of the six months ended 30 June 2004, the table discloses the adjustments that have been made to the profits as previously reported for that period, in accordance with the transitional provisions of the respective HKFRSs. As retrospective adjustments have not been made for all changes in policies, as explained in notes 2(b) and (c), the amounts shown for the six months ended 30 June 2004 may not be comparable to the amounts shown for the current interim period.

		Six months ended 30 June 2005			*Six months ended 30 June 2004*		
	Note	***Equity holders of the Company*** **$'000**	***Minority interests*** **$'000**	***Total*** **$'000**	*Equity holders of the Company* $'000	*Minority interests* $'000	*Total* $'000
Effect of new policy – increase/(decrease)							
HKFRS 3							
Business combinations *(Note)*		–	–	–	(723)	–	(723)
HKAS 40							
Investment properties	2(d)	20,960	66	21,026	(98)	(5)	(103)
		20,960	66	21,026	(821)	(5)	(826)

Note: The Group had early adopted HKFRS 3 issued by the HKICPA for the year ended 31 December 2004. As a result, negative goodwill existed at 1 January 2004 of $17,246,000 had been derecognised by way of an adjustment to the accumulated losses as at 1 January 2004. Comparative information was restated for the amortisation of negative goodwill.

	Six months ended 30 June 2005			*Six months ended 30 June 2004*		
	Equity holders of the Company **cents**	***Minority interests*** **cents**	***Total*** **cents**	*Equity holders of the Company* cents	*Minority interests* cents	*Total* cents
Effect of new policy – increase/(decrease)						
Effect on earnings per share:						
– basic	0.23	–	0.23	(0.01)	–	(0.01)
– diluted	N/A	N/A	N/A	N/A	N/A	N/A

2. **Changes in accounting policies** *(continued)*

(a) ***Summary of the effect of changes in the accounting policies*** *(continued)*

(iv) Effect on net income recognised directly in equity for the six months ended 30 June 2005 (estimated) and 30 June 2004 (as adjusted)

In respect of the six months ended 30 June 2005, the following table provides estimates of the extent to which the income or expenses recognised directly in equity are higher or lower than they would have been had the previous policies still been applied in the interim period, where it is practicable to make such estimates.

In respect of the six months ended 30 June 2004, the table discloses the adjustments that have been made to the net income or expenses as previously reported for that period, in accordance with the transitional provisions of the respective HKFRSs.

		Six months ended 30 June 2005			*Six months ended 30 June 2004*		
	Note	*Equity holders of the Company* $'000	*Minority interests* $'000	*Total* $'000	*Equity holders of the Company* $'000	*Minority interests* $'000	*Total* $'000
Effect of new policy – increase/(decrease)							
HKAS 40							
Investment properties – effect on investment properties revaluation reserve	2(d)	(18,959)	39	(18,920)	–	–	–

(b) ***Employee share option scheme (HKFRS 2, Share-based payment)***

In prior years, no amounts were recognised when employees (which term includes directors) were granted share options over shares in the Company. If the employees chose to exercise the options, the nominal amount of share capital and share premium of the Company were credited only to the extent of the option's exercise price receivable.

With effect from 1 January 2005, in order to comply with HKFRS 2, the Group is required to recognise the fair value of such options as an expense in the profit and loss account, or as an asset, if the cost qualifies for recognition as an asset under the Group's accounting policies. A corresponding increase is recognised in a capital reserve within equity.

Where the employees are required to meet vesting conditions before they become entitled to the options, the Group recognises the fair value of the options granted over the vesting period. Otherwise, the Group recognises the fair value in the period in which the options are granted.

If an employee chooses to exercise the options, the related capital reserve is transferred to share capital and share premium, together with the exercise price. If the options lapse unexercised the related capital reserve is transferred directly to retained profits.

The Group has taken advantage of the transitional provisions set out in paragraph 53 of HKFRS 2 under which the new recognition and measurement policies have not been applied to the following grants of options:

(a) all options granted to employees on or before 7 November 2002; and

(b) all options granted to employees after 7 November 2002 but which had vested before 1 January 2005.

All the options granted by the Company fall within the above two categories. This change in accounting policy has no impact on the results of the Group for the six months ended 30 June 2005. Details of the employee share option scheme can be found in the Company's annual report for the year ended 31 December 2004.

2. Changes in accounting policies *(continued)*

(c) Discontinuing operations (HKFRS 5, Non-current Assets Held for Sale and Discontinued Operations)

With effect from 1 January 2005, in order to comply with HKFRS 5, the Group is required to classify operations as discontinued when the criteria to be classified as held for sale have been met or the Group has disposed of the operation. Held for sale is when the carrying amount of an operation will be recovered principally through a sale transaction and not through continuing use.

This new accounting policy has no impact on the financial statements for the six months ended 30 June 2005 and the comparative information.

(d) Investment properties (HKAS 40, Investment property, and HK(SIC) Interpretation 21, Income taxes – Recovery of revalued non-depreciable assets)

Changes in accounting policies relating to investment properties are as follows:

(i) Timing of recognition of movements in fair value in the profit and loss account

In prior years, movements in the fair value of the Group's investment properties were recognised directly in the investment properties revaluation reserve except when, on a portfolio basis, the reserve was insufficient to cover a deficit on the portfolio, or when a deficit previously recognised in the profit and loss account had reversed, or when an individual investment property was disposed of. In these limited circumstances movements in the fair value were recognised in the profit and loss account.

Upon adoption of HKAS 40 as from 1 January 2005:

- all changes in the fair value of investment properties are recognised directly in the profit and loss account in accordance with the fair value model in HKAS 40; and
- dual use properties are treated as own use properties, unless the portions could be separately sold (or leased out under a finance lease), or the own use portion is insignificant.

These changes in accounting policy have been adopted retrospectively by decreasing the opening balance of accumulated losses as of 1 January 2005 by $30,768,000 (1 January 2004: $16,400,000) to include all of the Group's previous investment properties revaluation reserve and adjustments on accumulated depreciation of own use properties previously classified as dual use properties.

As a result of this new policy, the Group's profit before taxation for the six months ended 30 June 2005 has increased by $21,625,000 (six months ended 30 June 2004: decreased by $166,000), being the net increase in the fair value of the Group's investment properties.

(ii) Measurement of deferred tax on movements in fair value

In prior years, the Group was required to apply the tax rate that would be applicable to the rental income of investment properties to determine whether any amounts of deferred tax should be recognised on the revaluation of investment properties.

As from 1 January 2005, in accordance with HK(SIC) Interpretation 21, the Group recognises deferred tax on movements in the value of an investment property using tax rates that are applicable to the property's use, if the Group has no intention to sell it and the property would have been depreciable had the Group not adopted the fair value model.

This new interpretation has no impact on the financial statements for the six months ended 30 June 2005 and the comparative information.

2. **Changes in accounting policies** *(continued)*

(e) ***Financial instruments (HKAS 32, Financial instruments: Disclosure and presentation and HKAS 39, Financial instruments: Recognition and measurement)***

Changes in accounting policies relating to financial instruments are as follows:

Changes in measurement of financial instruments

In prior years, the accounting policies for certain financial instruments were as follows:

– equity investments held on a continuing basis for an identifiable long-term purpose were classified as investment securities and stated at cost less provision; and

– other investments were stated at fair value with changes in fair value recognised in the profit and loss account.

With effect from 1 January 2005, and in accordance with HKAS 39, the following new accounting policies are adopted for the financial instruments mentioned above:

– Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost less impairment losses; all other investments are classified as at fair value through profit and loss and carried at fair value. Changes in fair value are recognised in the profit and loss account.

  This new accounting policy has no impact on the financial statements for the six months ended 30 June 2005 and the comparative information.

– All derivative financial instruments entered into by the Group are stated at fair value. Changes in the fair value of derivatives held as hedging instruments in a cash flow hedge of committed future transactions are recognised in equity to the extent that the hedge is effective. Any ineffective portion of the changes in fair value of the derivatives is recognised in the profit and loss account.

  This new accounting policy has no impact on the financial statements for the six months ended 30 June 2005 and the comparative information.

(f) ***Minority interests (HKAS 1, Presentation of financial statements and HKAS 27, Consolidated and separate financial statements)***

In prior years, minority interests at the balance sheet date were presented in the consolidated balance sheet separately from liabilities and as a deduction from net assets. Minority interests in the results of the Group for the year were also separately presented in the consolidated profit and loss account as a deduction before arriving at the profit attributable to shareholders.

With effect from 1 January 2005, in order to comply with HKAS 1 and HKAS 27, minority interests at the balance sheet date are presented in the consolidated balance sheet within equity, separately from the equity attributable to the equity holders of the Company, and minority interests in the results of the Group for the period are presented on the face of the consolidated profit and loss account as an allocation of the total profit or loss for the period between the minority interests and the equity holders of the Company.

The presentation of minority interests in the consolidated balance sheet, consolidated profit and loss account and consolidated statement of changes in equity for the comparative period has been restated accordingly.

3. **Turnover and segment reporting**

The Group's primary format for reporting segment information is business segments. Revenue from external customers (turnover) represents the sales value of goods supplied to customers and rental income. Net gains from revaluation of investment properties are included in the segment result for the property leasing segment.

Business segments

The Group comprises the following main business segments:

Tinplating	:	Production and sales of tin-plate and related products which are used as packaging materials for the food processing manufacturers
Live and fresh foodstuffs distribution	:	Distribution of live and fresh foodstuffs
Feed production and livestock farming (discontinued)	:	Production and trading of feeds, pig rearing and distribution
Foodstuffs trading	:	Purchase and sale of foodstuffs
Property leasing	:	Leasing of properties to generate rental income

	Tinplating	*Live and fresh foodstuffs distribution*	*Foodstuffs trading*	*Property leasing*	*Inter-segment elimination*	*Unallocated*	*Consolidated*
	S'000	**S'000**	**S'000**	**S'000**	**S'000**	**S'000**	**S'000**
Period ended 30 June 2005							
Revenue from external customers	**332,477**	**33,532**	**20,875**	**12,907**	**–**	**–**	**399,791**
Inter-segment revenue	**977**	**–**	**–**	**56**	**(1,033)**	**–**	**–**
Other revenue from external customers	**–**	**–**	**–**	**–**	**–**	**5,160**	**5,160**
Total	**333,454**	**33,532**	**20,875**	**12,963**	**(1,033)**	**5,160**	**404,951**
Segment result	**24,246**	**7,276**	**438**	**31,436**	**–**	**–**	**63,396**
Unallocated operating income and expenses							**637**
Profit from operations							**64,033**

	Tinplating	*Live and fresh foodstuffs distribution*	*Feed production and livestock farming (discontinued)*	*Foodstuffs trading*	*Property leasing*	*Inter-segment elimination*	*Unallocated*	*Consolidated*
	S'000	S'000	S'000	S'000	S'000	S'000	S'000	S'000
Period ended 30 June 2004 (restated)								
Revenue from external customers	280,527	19,704	61,312	15,397	12,615	–	–	389,555
Inter-segment revenue	652	–	–	–	30	(682)	–	–
Other revenue from external customers	–	–	–	–	–	–	4,889	4,889
Total	281,179	19,704	61,312	15,397	12,645	(682)	4,889	394,444
Segment result	27,341	6,377	(3,888)	(73)	7,631	–	–	37,388
Unallocated operating income and expenses								(5,142)
Profit from operations								32,246

4. Non-operating income

	Note	Six months ended 30 June 2005 $'000	2004 $'000
Write-back of liabilities	(i)	**27,623**	76,223
Recovery of bad debts	(ii)	**16,886**	–
		44,509	76,223

Notes:

(i) The amounts mainly represent the write-back of liabilities which have been outstanding for a long period of time with no demand for settlements. The Directors are of the opinion that the creditors will not lodge claims against the Group.

(ii) The amounts mainly represent the recovery of bad debts previously provided for or written off to the profit and loss account as the recoverability was in doubt. During the period, certain bad debts were recovered and the related provisions were written back to the profit and loss account accordingly.

5. Profit from ordinary activities before taxation

Profit from ordinary activities before taxation is arrived at after charging/(crediting):

		Six months ended 30 June 2005 $'000	2004 (restated) $'000
(a)	Finance costs:		
	Interest on bank advances and other borrowings repayable within 5 years	–	343
(b)	Staff costs:		
	Net contributions to/(refunded from) defined contribution plan	**497**	(155)
	Salaries, wages and other benefits	**12,127**	20,578
		12,624	20,423
(c)	Other items:		
	Depreciation	**2,587**	3,588
	Dividend income from listed securities	**(118)**	(118)
	Net unrealised loss on other securities carried at fair value	–	47
	Operating lease charges in respect of properties	**297**	305
	Rentals receivable from investment properties less direct outgoings of $801,000 (six months ended 30 June 2004 (restated): $715,000)	**(12,106)**	(11,900)

6. Income tax in the consolidated profit and loss account

Taxation in the consolidated profit and loss account represents:

	Note	*Six months ended 30 June* 2005	2004
			(restated)
		$'000	$'000
Current tax – Provision for Hong Kong Profits Tax			
Provision for Hong Kong Profits Tax at 17.5% on the estimated assessable profits for the period		**1,522**	1,061
Current tax – the PRC			
Tax for the period		**9,196**	17,583
Under-provision in respect of prior years		**612**	413
		9,808	17,996
Deferred tax			
Origination and reversal of temporary differences		**1,585**	2,602
Tax refund	(i)	**(12,030)**	–
Share of associates' taxation		**3,679**	3,725
	(ii)	**4,564**	25,384

Notes:

(i) The Group has successfully obtained tax refunds of PRC Enterprise Income Tax from the Tax Bureau of Zhongshan following the capitalisation of retained earnings of Zhongshan Zhongyue Tinplate Industrial Co., Ltd ("Tinplate") during the year ended 31 December 2004.

In addition, the Group is in the process of applying for tax refunds for the capitalisation of retained earnings of Tinplate during the six months ended 30 June 2005. The estimated amount of the refund is approximately RMB8,200,000, which has not been recognised in this interim financial report.

(ii) Income tax for subsidiaries or associates established and operating in other places within the PRC is calculated based on the applicable rates of income tax ruling in the relevant provinces or economic zones in the PRC.

7. Earnings per share

(a) Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to equity holders of the Company of $117,355,000 (period ended 30 June 2004 (restated): $96,296,000) and the weighted average of 9,015,833,000 (six months ended 30 June 2004: 9,015,833,000) ordinary shares in issue during the period.

(b) Diluted earnings per share

The diluted earnings per share for the six months ended 30 June 2005 and 2004 are not presented as there are no dilutive potential ordinary shares at the period ends.

8. **Fixed assets**

(a) ***Acquisitions and disposals***

During the six months ended 30 June 2005, the Group acquired items of plant and machinery with a cost of $37,016,000 (six months ended 30 June 2004: $2,043,000). No fixed asset was disposed of during the six months ended 30 June 2005. Items of plant and machinery with a net book value of $432,000 were disposed of during the six months ended 30 June 2004, resulting in a gain on disposal of $222,000.

(b) ***Valuation of investment properties***

Investment properties situated in Hong Kong carried at fair value were revalued on an open market value basis at 30 June 2005 by an independent firm of surveyors, Centaline Surveyors Limited, who have among their staff Fellows of Hong Kong Institute of Surveyors. Investment properties situated in mainland China carried at fair value were revalued by an independent firm of valuers in the PRC, 廣東至正會計師事務所有限公司—中國註冊房地產估價師, on an open market value basis. As a result of the update, a net gain of $22,149,000 (2004: $Nil), and deferred tax thereon of $1,585,000 (2004: $Nil), have been included in the consolidated profit and loss account.

(c) ***Leases***

The Group leases out investment properties, a pig farm and several items of machinery under operating leases. The leases run for an initial period of one to twenty eight years, with an option to renew the lease after that date at which time all terms are renegotiated. None of the leases includes contingent rentals.

The gross carrying amounts of investment properties of the Group and the Company held for use in operating leases were $206,415,000 (2004: $184,298,000) and $97,900,000 (2004: $78,200,000) respectively. The gross carrying amount of machinery of the Group held for use in operating leases was $720,000 (2004: $720,000) and the related accumulated depreciation was $648,000 (2004: $648,000).

9. **Trade and other receivables**

Included in trade and other receivables are trade debtors and bills receivable (net of provision for bad and doubtful debts) with the following ageing analysis based on invoice date:

	At 30 June 2005 **$'000**	*At 31 December 2004* $'000
Within 1 month	**53,213**	35,256
1 to 3 months	**40,205**	39,152
More than 3 months but less than 12 months	**30,071**	27,676
	123,489	102,084

The Group maintains a defined policy with credit period ranging from advance payment to not more than 180 days (2004: 180 days).

10. Cash and cash equivalents

Analysis of the balances of cash and cash equivalents is set out below:

	Note	*At 30 June 2005* **$'000**	*At 31 December 2004* $'000
Deposits with banks		**149,027**	157,597
Cash at bank and in hand		**87,923**	135,786
		236,950	293,383
Restricted cash deposits	(i)	**–**	(4,634)
	(ii)	**236,950**	288,749

Notes:

(i) In May 2004, a PRC third party filed a claim against a subsidiary of the Group alleging that the subsidiary had not settled an outstanding amount due to it. The Intermediate People's Court of Yue Yang City ("岳陽市中級人民法院") has ordered to freeze a bank deposit of the subsidiary amounted to $4,634,000 in this regard.

A judgement was made on 12 December 2004 by the Intermediate People's Court of Yue Yang City against the subsidiary ordering the payment of the outstanding amount and related court charges. The subsidiary lodged an appeal to the High People's Court of Hunan Province ("湖南省高級人民法院") against the judgement and the judgement of the Intermediate People's Court of Yue Yang City was repudiated on 31 January 2005. Accordingly, the frozen bank deposit of $4,634,000 has been released.

(ii) Included in cash and cash equivalents is a balance of RMB152,184,000 (2004: RMB243,704,000) which is not a freely convertible currency in the PRC and the remittance of funds out of the PRC is subject to the exchange restriction imposed by the PRC government.

11. Trade and other payables

Included in trade and other payables are trade creditors with the following ageing analysis:

	At 30 June 2005 **$'000**	*At 31 December 2004 (restated)* $'000
Due within 1 month or on demand	**70,834**	49,051

12. Capital and reserves

	Note	*Attributable to equity holders of the Company*										
		Share capital $'000	*Share premium* $'000	*Capital redemption reserve* $'000	*Capital reserve* $'000	*Exchange reserves* $'000	*Revaluation reserves investment properties* $'000	*Other reserves* $'000	*Accumulated losses* $'000	*Total* $'000	*Minority interests* $'000	*Total equity* $'000
At 1 January 2004:												
– as previously reported		901,583	1,747,098	971	49,050	(1,098)	20,600	12,007	(2,127,962)	602,249	20,384	622,633
– prior period adjustments in respect of investment properties	2(d)	–	–	–	–	47	(20,600)	–	16,400	(4,153)	(219)	(4,372)
– as restated, before opening balance adjustments		901,583	1,747,098	971	49,050	(1,051)	–	12,007	(2,111,562)	598,096	20,165	618,261
– opening balance adjustment in respect of negative goodwill		–	–	–	–	–	–	–	17,246	17,246	–	17,246
– as restated, after opening balance adjustment		901,583	1,747,098	971	49,050	(1,051)	–	12,007	(2,094,316)	615,342	20,165	635,507
Exchange difference on translation of financial statements of subsidiaries outside Hong Kong (as restated)		–	–	–	–	1,254	–	–	–	1,254	69	1,323
Share of associates' reserves		–	–	–	–	694	–	–	–	694	–	694
Transfer to statutory reserves		–	–	–	–	–	–	13,529	(13,529)	–	–	–
Dividends paid to minority shareholders		–	–	–	–	–	–	–	–	–	(5,944)	(5,944)
Profit for the period (as restated)		–	–	–	–	–	–	–	96,296	96,296	4,579	100,875
At 30 June 2004 (as restated)		901,583	1,747,098	971	49,050	897	–	25,536	(2,011,549)	713,586	18,869	732,455

	Note	***Attributable to equity holders of the Company***										
		***Share capital* $'000**	***Share premium* $'000**	***Capital redemption reserve* $'000**	***Capital reserve* $'000**	***Exchange reserves* $'000**	***Revaluation reserves investment properties* $'000**	***Other reserves* $'000**	***Accumulated losses* $'000**	***Total* $'000**	***Minority interests* $'000**	***Total equity* $'000**
At 1 January 2005:												
– as previously reported		**901,583**	**1,747,098**	**971**	**48,814**	**(985)**	**36,900**	**1,450**	**(1,968,821)**	**767,010**	**25,107**	**792,117**
– prior period adjustments in respect of investment properties	2(d)	**–**	**–**	**–**	**–**	**37**	**(36,900)**	**–**	**30,768**	**(6,095)**	**(321)**	**(6,416)**
– as restated		**901,583**	**1,747,098**	**971**	**48,814**	**(948)**	**–**	**1,450**	**(1,938,053)**	**760,915**	**24,786**	**785,701**
Exchange difference on translation of financial statements of subsidiaries outside Hong Kong		**–**	**–**	**–**	**–**	**(255)**	**–**	**–**	**–**	**(255)**	**(15)**	**(270)**
Transfer to statutory reserves		**–**	**–**	**–**	**–**	**–**	**–**	**876**	**(876)**	**–**	**–**	**–**
Share of associates' reserves		**–**	**–**	**–**	**–**	**(26)**	**–**	**–**	**–**	**(26)**	**–**	**(26)**
Dividend declared to minority shareholders		**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**(2,212)**	**(2,212)**
Contribution by minority shareholders		**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**2,207**	**2,207**
Profit for the period		**–**	**–**	**–**	**–**	**–**	**–**	**–**	**117,355**	**117,355**	**2,256**	**119,611**
At 30 June 2005		**901,583**	**1,747,098**	**971**	**48,814**	**(1,229)**	**–**	**2,326**	**(1,821,574)**	**877,989**	**27,022**	**905,011**

13. **Commitments**

(a) Capital commitments outstanding at 30 June 2005 not provided for in the financial statements were as follows:

	At 30 June 2005 **$'000**	*At 31 December 2004* $'000
Contracted for	**113,313**	35,144
Authorised but not contracted for	**198,453**	6,281
	311,766	41,425

(b) At 30 June 2005, the total future minimum lease payments under non-cancellable operating leases are payable as follows:

	At 30 June 2005 **$'000**	*At 31 December 2004* $'000
Within 1 year	**241**	348
After 1 year but within 5 years	**3**	44
	244	392

The Group leases a number of properties under operating leases. The leases run for an initial period of one to three years, with an option to renew the lease when all the terms are renegotiated. None of the leases includes contingent rentals.

(c) At 30 June 2005, the Company committed to provide finance of $6,489,000 (2004: $6,489,000) to an associate of the Group.

14. **Litigations**

At 30 June 2005, the Group had an outstanding litigation against a former minority shareholder of a subsidiary in respect of amounts due to the Group totalling approximately $40,000,000. The Group has pledged an equivalent amount of bills receivable with an authorised bank in the PRC in order to obtain a guarantee issued in favour of the Group to the Dongguan Intermediate People's Court. Full provision has previously been made against the amount due from the former minority shareholder.

A judgement in favour of the Group was obtained on 20 March 2005. The payment awarded pursuant to the judgement amounted to RMB27 million, together with interest thereon.

In view of the Group's overall interest, the Group has entered into a settlement agreement with the former minority shareholder on 23 August 2005 whereby the Group agreed to a final settlement of RMB11,000,000, the payment of which was subsequently received on 23 August 2005.

In the circumstance, the provision previously made against the receivable has been written back to the extent of the agreed final settlement amount during the period ended 30 June 2005.

15. Material related party transactions

Material related party transactions during the period are summarised as follows:

	Note	*Six months ended 30 June* **2005** **$'000**	2004 $'000
Sales of goods to related companies	(i)	**1,180**	–
Purchases of goods from related companies	(i)	**812**	1,991
Interest income from an associate	(ii)	**–**	409
Provision of electricity/water and leasing services to fellow subsidiaries		**1,665**	1,580

Notes:

(i) Related companies to/from which goods were sold and purchased included associates and minority shareholders of partly-owned subsidiaries.

(ii) In 1999, the Company entered into an unsecured shareholders' loan agreement with an associate, Yellow Dragon Food Industry Company Limited. Pursuant to the agreement, the Company advanced US$6,700,000 to the associate at an interest rate of 7.8% per annum. The amount is repayable in full in 5 years commencing from 1 January 2000 and the principal and interest shall be payable twice annually. The outstanding loan and interest receivable from the associate has been fully repaid as at 31 December 2004.

16. Post balance sheet event

On 12 August 2005, a special resolution has been passed to effect a capital reorganisation. The purpose of such reorganisation is to eliminate the entire amount of accumulated losses recorded by the Company as at 31 December 2004, in the aggregate amount of approximately $2,139,578,000 and then to consolidate every ten issued and unissued reduced ordinary shares into one new ordinary share. The completion of the capital reorganisation is subject to the confirmation by the High Court for the capital reduction and permission from the Listing Committee of the Stock Exchange for consolidation of new ordinary shares.

17. Possible impact of amendments, new standards and interpretations issued but not yet effective for the annual accounting period ending 31 December 2005

Up to the date of issue of this interim financial report, the HKICPA has issued the following amendments, new standards and interpretations which are not yet effective for the accounting period ending 31 December 2005:

	Effective for accounting periods beginning on or after
HK(IFRIC) 4, Determining whether an arrangement contains a lease	1 January 2006
Amendments to HKAS 19, Employee benefits – Actuarial Gains and Losses, Group Plans and Disclosures	1 January 2006

The above amendments, new standards and interpretations were not applied in this interim financial report because the Board expect that the Group will not early apply them, where applicable when preparing the Group's annual financial statements for the year ending 31 December 2005.

The Group is in the process of making an assessment of the impact of these amendments, new standards and new interpretations in the period of initial application and has so far concluded that the adoption of them is unlikely to have a significant impact on the Group's results of operations and financial position.



INDEPENDENT REVIEW REPORT TO THE BOARD OF DIRECTORS OF GUANGNAN (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability)

INTRODUCTION

We have been instructed by the Company to review the interim financial report set out on pages 3 to 24.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard 34 "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants. The interim financial report is the responsibility of, and has been approved by, the directors.

It is our responsibility to form an independent conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

REVIEW WORK PERFORMED

We conducted our review in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports" issued by the Hong Kong Institute of Certified Public Accountants. A review consists principally of making enquiries of Group management and applying analytical procedures to the interim financial report and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the interim financial report.

REVIEW CONCLUSION

On the basis of our review, which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30 June 2005.

KPMG
Certified Public Accountants

Hong Kong, 20 September 2005

INTERIM DIVIDEND

The Board resolved not to declare the payment of interim dividend for the six months ended 30 June 2005 (period ended 30 June 2004: Nil).

RESULTS

For the first half of 2005, the Group's unaudited consolidated profit attributable to equity holders of the Company was HK$117,355,000, representing an increase of 21.9% compared with HK$96,296,000 (restated) of the corresponding period last year. Basic earnings per share was HK1.3 cents, representing an increase of 21.5% from HK1.07 cents (restated) of the corresponding period last year.

BUSINESS REVIEW

During the period under review, consolidated turnover was HK$399,791,000, an increase of 2.6% while consolidated profit attributable to equity holders of the Company was HK$117,355,000, representing an increase of 21.9% from the corresponding period last year. For the first half of 2005, the continued shortage of black-plates resulted in the falling production and sales volume of tinplates. Nevertheless, with the compensation of price increase, there was an increase in the turnover of the tinplating business. Both the live and fresh foodstuffs distribution business and the foodstuffs trading business recovered from the impact of bird flu and saw a satisfactory increase in turnover. Such increase has partly offset the loss of turnover resulted by the disposal of non-core businesses last year. The net margin was squeezed by the rising prices of various major raw materials of tinplates as well as the falling sales volume. Net profit from live and fresh foodstuffs distribution and foodstuffs trading businesses increased. Despite a decrease in non-operating income and share of profit from the associates as compared with the corresponding period last year, the overall profit attributable to equity holders of the Company still recorded an increase.

Tinplating

For the first half of 2005, the production and sales volume of Zhongshan Zhongyue Tinplate Industrial Co., Ltd., a subsidiary of the Group, amounted to 44,421 tonnes and 39,864 tonnes, representing a decrease of 1.9% and 10.4% respectively when compared with the corresponding period last year. The turnover of HK$332,477,000 increased by 18.5% whereas operating profit decreased HK$3,095,000 or 11.3% as compared with the corresponding period last year. The decrease was mainly due to the lack of black-plates and the surge of the prices of materials, such as black-plates, crude oil and tin ingots. The increase of costs was higher than the price increase.

The tinplating business is the core business of the Group which made the greatest profit contribution and has the most promising prospects and remains to be our focus of development. The production was affected to a certain extent by the continuous shortage of black-plates at the beginning of the year. The management utilized the Group's free fund to stock up black-plates while the tight supply started to ease in May to prepare for the commencement of production of its tin-free steel production line with annual capacity of 80,000 tonnes by the end of July. In view of the anticipated increase of production in the second half of the year, the Group beefed up its sales efforts apart from sourcing black-plates. In addition to the strengthening of its sales team and improvement of incentive system, the Group adopted a strategy to promote sales by focusing on its major markets and products. As a result, the turnover of goods improved. It is expected that production and sales of tinplate will attain a new record in the second half of the year.

Property Leasing

The Group's leasing properties included the plant and staff dormitory of Zhongyue Shan Hai Industrial Co., Ltd., and the office building in Hong Kong. For the first half of 2005, the total revenue of leasing properties owned by the Group was recorded at HK$12,907,000, an increase of 2.3% compared with the corresponding period last year. The operating profit of leasing properties amounted to HK$31,436,000, representing a substantial increase of 312% as compared with the corresponding period last year. Among this, HK$22,149,000 was attributable to property revaluation gains under the new accounting standards this year.

Live and Fresh Foodstuffs Distribution

For the first half of 2005, turnover of live and fresh foodstuffs distribution business was recorded at HK$33,532,000, representing an increase of HK$13,828,000 or 70.2% as compared with the corresponding period last year. This was mainly attributable to the improvement of poultry agency business and live and fresh foodstuffs trading business when the impact of bird flu subsided. On the other hand, income from livestock business increased as a result of price increase while the growth of live poultry volume remained steady as last year. For the first six months of the year, the operating profit was recorded at HK$7,276,000, which increased by HK$899,000, or 14.1%, as compared with the corresponding period last year.

Live and fresh foodstuffs distribution is the traditional business of the Group. By taking measures such as opening up new sources of revenue, reducing costs and improving services, the Group will continue to maintain its agency business and actively expand its trading business of live and fresh foodstuffs distribution, so as to maintain its competitiveness and provide the Group with a stable income stream.

Foodstuffs Trading

For the first half of 2005, turnover of the Group's foodstuffs trading business amounted to HK$20,875,000, representing an increase of 35.6% as compared with the corresponding period last year, while profit from operations was HK$438,000. The Group's turnaround was mainly attributable to the absence of the impact of bird flu which significantly hampered the foodstuffs trading business last year.

In spite of the fact that the foodstuffs trading business is a non-core and non-advantageous business, the resources alignment exercise for the live and fresh foodstuffs distribution business and the foodstuffs trading business for centralized management, effective use of resources and complementation of businesses may contribute to the Group's profits.

FINANCIAL POSITION

As at 30 June 2005, the Group's total assets amounted to HK$1,112,288,000, and total liabilities stood at HK$207,277,000, representing an increase of HK$124,220,000 and HK$4,910,000 respectively compared with the positions at the last year end. The net current assets increased from HK$254,835,000 at the end of 2004 to HK$320,133,000, and the current ratio (current assets divided by current liabilities) increased 13.4% from the end of 2004. The Group has a very sound financial position, paving the way for future business expansion.

Liquidity and Financial Resources

As at 30 June 2005, the Group maintained cash and cash equivalent balances of HK$236,950,000. The currency was principally denominated in Renminbi with the amount equivalent to HK$142,886,000 while the remaining was denominated in Hong Kong dollars and US dollars. Cash balances decreased by 19.2% from the end of the last year. During the period under review, the major cash outflow was contributed to the construction of a new production line with the amount of HK$35,749,000, as well as the increase in the reserve of raw materials for the new production line to commence production.

As at 30 June 2005, the Group has no interest-bearing borrowings. Accordingly, the Group's gearing ratio, which was measured on the basis of the Group's total interest-bearing borrowings over the shareholders' fund, decreased from 1% at the end of the last year to zero.

As at 30 June 2005, the Group's total available banking facilities amounted to HK$237,600,152, of which HK$120,766,560 have been utilized. The unutilized banking facilities amounted to HK$116,833,592. With its cash and cash equivalents holdings and the recurring cash flow from its operations, the Group believes that it will have sufficient funds to meet its present operation requirements and the requirements to further develop its business in the foreseeable future.

Charge on Group's Assets

As at 30 June 2005, certain bills receivable of the Group amounting to approximately HK$40,000,000 has been pledged with a licensed bank in the PRC in order to secure a guarantee issued in favour of the Group to the Dongguan Intermediate People's Court for a litigation against a former minority shareholder of a subsidiary for recovering an equivalent amount due to the Group. As the litigation was settled on 23 August 2005, cancellation of the guarantee is under process.

Capital Restructuring

As at 30 June 2005, the Group recommended to carry out capital restructuring to fully write off the accumulated losses as so as to prepare for future dividend distribution. Such recommendation was passed at the extraordinary general meeting on 12 August 2005 subject to the confirmation of High Court and the related approval from The Stock Exchange of Hong Kong Limited. Capital restructuring involves reduction of share capital, share premium account and capital redemption reserve, as well as the utilization of capital reserve and the consolidation of shares. Of the fund resulted from capital reduction, approximately HK$110,000,000 will be set aside as special capital reserve while the remaining of about HK$340,000,000, together with credit in share premium account, capital redemption reserve and capital reserve, will be used to eliminate accumulated losses. The nominal value of issued shares will be reduced from HK$0.1 to HK$0.05. Every 10 shares of HK$0.05 each will be consolidated into a new share of HK$0.50 each. Following the elimination of accumulated losses, the respective proportional shareholder interests will remain unchanged. The Group's assets, business, operations and shareholding of shareholders will not be affected by capital restructuring. There is no guarantee for the time and amount of future dividend. However, the legal impediment for the Company's dividend distribution will be eliminated after capital restructuring.

Litigation

The Group filed a claim against a former minority shareholder of a subsidiary for approximately HK$40,000,000 due to the Group. Provision was fully made against such receivable as at 31 December 2000.

In March 2005, a judgment of Dongguan Intermediate People's Court in favour of the Group had been obtained. The payment awarded under the judgment amounted to RMB27,000,000 together with interest thereon. The Group and the former minority shareholder respectively had lodged an appeal. Having considered the legal opinion and the Group's overall interest, the Group and the former minority shareholder as fostered and confirmed by the Court made a settlement of the case at RMB11,000,000 on 23 August 2005 and the settlement consideration was received by the Group on the same day.

Exchange Rate Exposure

The Group's assets, liabilities and transactions were primarily denominated in Hong Kong dollars, US dollars or Renminbi. As the exchange rates of these currencies were relatively stable during the year, the Group was not exposed to significant exchange risk.

EMPLOYEES AND REMUNERATION POLICIES

As at 30 June 2005, the Group has a total of 481 full-time employees, increased by 33 compared with that as at the end of 2004. 24 of the employees were based in Hong Kong and 457 were in mainland China. The staff remuneration is determined in accordance with the duties, workload, skill requirements, hardship, working conditions, individual performance with reference to the prevailing industry practices. In 2005, the Group continued to implement control on the headcount, organization structure and total salaries of each subsidiary. The performance bonus incentive scheme for the management remained effective. Through performance assessment of each subsidiary, performance bonus for various profit rankings was paid on basis of net cash inflow from operation and profit before tax. In addition, bonus will be rewarded to the management, key personnel and outstanding staff through assessment of individual performance. These incentive schemes have effectively improved the morale of our staff members. The Group has also adopted a share option scheme to reward, attract, retain and motivate excellent and brilliant participants for their contribution to the Group.

PROSPECTS

The demand for tinplate, one of the major raw materials for metal packaging, remains strong with promising prospect. As the new tin-free steel production line with an annual output of 80,000 tonnes commenced operation at the end of July and the supply of black-plates is becoming sufficient, the production and sales volume of tinplate will possibly rise in the second half of 2005. Construction of the black-plate manufacturing plant with an annual output of 150,000 tonnes is well in progress and the plant is expected to commence operation by the end of 2006. By then, the shortage of black-plates that has been hindering the development of the tinplate business will be largely relieved and a more stable and substantial profit contribution from the tinplate business is anticipated.

DIRECTORS' INTERESTS IN SECURITIES

As at 30 June 2005, the interests and short positions of the Directors and chief executive of the Company in the shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) which were required to be (i) notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which the Directors or the chief executive were taken or deemed to have under such provisions of the SFO); or (ii) recorded in the register kept by the Company pursuant to section 352 of the SFO; or (iii) notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies contained in Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") were as follows:

(I) Long positions in ordinary shares

(i) The Company

Name of Director	Number of ordinary shares held (personal interests)	Approximate % of issued share capital
Liang Jiang	800,000	0.009

Note: The number of issued ordinary shares of the Company as at 30 June 2005 was 9,015,832,859.

(ii) Guangdong Investment Limited

Name of Director	Number of ordinary shares held (personal interests)	Approximate % of issued share capital
Luo Fanyu	200,000	0.004
Liang Jianqin	200,000	0.004

Note: The number of issued ordinary shares of Guangdong Investment Limited as at 30 June 2005 was 5,614,492,672.

(iii) Kingway Brewery Holdings Limited

Name of Director	Number of ordinary shares held (personal interests)	Approximate % of issued share capital
Zhao Leili	300,000	0.021
Luo Fanyu	70,000	0.005
Liang Jianqin	46,000	0.003

Note: The number of issued ordinary shares of Kingway Brewery Holdings Limited as at 30 June 2005 was 1,395,568,000.

DIRECTORS' INTERESTS IN SECURITIES *(continued)*

(I) Long positions in ordinary shares (continued)

(iv) Guangdong Tannery Limited

Name of Director	Number of ordinary shares held (personal interests)	Approximate % of issued share capital
Luo Fanyu	70,000	0.013

Note: The number of issued ordinary shares of Guangdong Tannery Limited as at 30 June 2005 was 524,154,000.

(II) Long positions in options relating to ordinary shares of the Company

Name of Director	Date of share options granted	Number of share options: Held on 1 January 2005 '000	Number of share options: Granted during the period '000	Exercisable period of share options	Total considera-tion paid for share options granted HK$	Price per share to be paid on exercise of share options HK$	During the period number of share options: Exercised '000	During the period number of share options: Lapsed '000	During the period number of share options: Cancelled '000	Number of options held on 30 June 2005 '000
Liang Jiang	06/02/04	20,000	–	06/05/04 to 05/05/09*	10	0.1582	–	–	–	20,000
Tan Yunbiao	06/02/04	15,000	–	06/05/04 to 05/05/09*	10	0.1582	–	–	–	15,000

* If 5 May 2009 is not a business day in Hong Kong, the exercisable period shall end at the close of business on the last business day preceding that day.

Save as disclosed above and other than certain nominee shares in subsidiaries of the Company held by the Directors in trust for the Company, as at 30 June 2005, none of the Directors and chief executive of the Company had any interests or short positions in shares, underlying shares or debentures of the Company and any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be: (i) notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which the Directors or the chief executive were taken or deemed to have under such provisions of the SFO); or (ii) recorded in the register kept by the Company pursuant to section 352 of the SFO; or (iii) notified to the Company and the Stock Exchange pursuant to the Listing Rules.

SUBSTANTIAL SHAREHOLDERS

As at 30 June 2005, so far as is known to any Directors or chief executive of the Company, the following persons (other than Directors and chief executive of the Company) had interests or short positions in shares or underlying shares of the Company as recorded in the register required to be kept by the Company under section 336 of the SFO:

Name	**Number of ordinary shares beneficially held**	**Approximate % of issued share capital**	**Long/short positions**
廣東粵港投資控股有限公司 (Guangdong Yue Gang Investment Holdings Company Limited) ("Yue Gang") *(Note)*	5,364,948,680	59.51	Long position
GDH Limited ("GDH")	5,364,948,680	59.51	Long position

Note: The attributable interest which Yue Gang has in the Company is held through its 100 per cent. direct interest in GDH.

SHARE OPTION SCHEMES

On 11 June 2004, the shareholders of the Company passed a resolution to adopt a new share option scheme (the "2004 Share Option Scheme") enabling the Company to attract, retain and motivate high calibre and talented participants to make contributions to the Group. On the same day, the shareholders of the Company also passed a resolution to terminate the share option schemes that were adopted by the Company on 21 November 1994 (the "1994 Share Option Scheme") and 24 August 2001 (the "2001 Share Option Scheme").

During the period, no share options were outstanding under the 1994 Share Option Scheme and no share options were granted under the 2004 Share Option Scheme by the Company.

SHARE OPTION SCHEMES *(continued)*

As at 30 June 2005, save as disclosed in the section of "Directors' Interests in Securities" the following share options were outstanding under the 2001 Share Option Scheme:

Category	Date of share options granted*	Number of share options: Held on 1 January 2005 '000	Number of share options: Granted during the period '000	Exercisable period of share options	Total consideration paid by each grantee for share options granted HK$	Price per share to be paid on exercise of share options HK$	During the period number of share options: Exercised '000	During the period number of share options: Lapsed '000	During the period number of share options: Cancelled '000	Number of options held on 30 June 2005 '000
Employees and other participants	24/08/01	33,500	-	26/11/01 to 25/11/06*	10	0.1495	-	-	-	33,500
	06/02/04	51,900	-	06/05/04 to 05/05/09**	10	0.1582	-	-	-	51,900

* The vesting period of the share options is from the date of grant until the commencement of the exercisable period or the grantee's completion of half year's full time service with the Company or its subsidiaries, whichever is the later.

* If 25 November 2006 is not a business day in Hong Kong, the exercisable period shall end at the close of business on the last business day preceding that day.

** If 5 May 2009 is not a business day in Hong Kong, the exercisable period shall end at the close of business on the last business day preceding that day.

CORPORATE GOVERNANCE AND OTHER INFORMATION

Code on Corporate Governance Practices

The Company has complied with the applicable code provisions set out in the Code on Corporate Governance Practices as set out in Appendix 14 of the Listing Rules during the six months ended 30 June 2005, with the exception that certain non-executive directors are not appointed for specific terms as non-executive directors are subject to retirement by rotation and re-election at annual general meetings in accordance with the Company's Articles of Association.

Model Code for Securities Transactions by Directors

The Company has adopted the Model Code set out in Appendix 10 of the Listing Rules as the code of conduct regarding Directors' securities transactions. All directors have confirmed, following specific enquiry by the Company, that they have complied with the required standard set out in the Model Code throughout the six months ended 30 June 2005.

Audit Committee

The Company has established an audit committee to review the adequacy and effectiveness of the internal control and compliance procedures of the Group, the principles, policies and practices adopted in the preparation of the Group accounts and the annual financial statements for compliance with all statutory requirements and to maintain an appropriate relationship with the Company external auditors. The Committee comprises three independent non-executive directors and Mr. Gerard Joseph McMahon is the chairman of the Committee.

The Committee holds regular meetings and it met four times during the six months ended 30 June 2005.

Compensation Committee

The Company has established a compensation committee to review the Company's remuneration policy of directors and senior management, to make recommendation concerning the remuneration policy, share option scheme and incentive schemes. The Committee comprises the Chairman of the Board, the general manager and three independent non-executive directors and Mr. Li Kar Keung, an independent non-executive director, is the chairman of the Committee.

A meeting was held and resolutions were passed by the Committee to explore into relevant issues during the six months ended 30 June 2005.

Nomination Committee

During the six months ended 30 June 2005, the Company established a nomination committee to make recommendation on the selection of appropriate candidate for the appointment as director. The Committee comprises the Chairman of the Board and three independent non-executive directors and Mr. Liang Jiang, Chairman of the Board, is the chairman of the Committee.

Review of Interim Results

The Group's interim financial report for the six months ended 30 June 2005 has not been audited, but has been reviewed by the Company's auditors, Messrs. KPMG, and the Audit Committee.

Purchase, sale and redemption of listed securities

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the six months ended 30 June 2005.

By order of the Board
Liang Jiang
Chairman

Hong Kong, 20 September 2005



GUANGNAN (HOLDINGS) LIMITED
廣南(集團)有限公司

INTERIM REPORT 2005





GUANGNAN (HOLDINGS) LIMITED
廣南(集團)有限公司

Stock Code 股份代號：1203








Interim Report 2006 中期報告

公司資料

(於2006年9月15日)

董事會

執行董事

梁江(主席)
譚云標(總經理)
曾翰南(財務總監)

非執行董事

趙雷力
羅蕃郁
侯卓冰

獨立非執行董事

Gerard Joseph McMAHON
譚惠珠
李嘉強

公司秘書

張棊貞

核數師

畢馬威會計師事務所
執業會計師
香港
中環
遮打道10號
太子大廈8樓

主要往來銀行

香港上海滙豐銀行有限公司
中國工商銀行(亞洲)有限公司
南洋商業銀行有限公司

註冊辦事處

香港
皇后大道東24－32號
金鐘滙中心22樓
電話：(852) 2828 3938
圖文傳真：(852) 2583 9288
網址：http://www.gdguangnan.com

股份過戶登記處

香港中央證券登記有限公司
香港
灣仔
皇后大道東183號
合和中心17樓
1712－1716室

股份資料

上市地點	香港聯合交易所有限公司主板
股份代號	1203
每手股數	2000股
財政年度結算日	12月31日

股東時間表

截止過户日期	2006年10月4日及2006年10月5日
中期股息	每股1.5港仙
派發日期	2006年10月18日

廣南(集團)有限公司(「本公司」)的董事會(「董事會」)欣然公佈，本公司及其附屬公司(「本集團」)於截至二零零六年六月三十日止六個月連同比較數字的未經審核綜合中期業績。此等業績已經由本公司核數師畢馬威會計師事務所及本公司的審核委員會審閱。

中期業績

綜合損益表截至二零零六年六月三十日止六個月 — 未經審核

(以港幣列示)

	附註	截至六月三十日止六個月 二零零六年 *千元*	 二零零五年 *千元*
營業額	2	**622,781**	399,791
銷售成本		**(541,695)**	(343,515)
毛利		**81,086**	56,276
其他收益		**6,532**	7,248
其他收入淨額	3	**8,585**	215
分銷成本		**(10,913)**	(5,870)
行政費用		**(23,538)**	(15,945)
其他經營費用		**(6,500)**	(40)
經營溢利		**55,252**	41,884
非經營收入		**—**	44,509
投資物業估值收益淨額		**5,867**	22,149
融資成本	4(a)	**(1,436)**	—
應佔聯營公司溢利減虧損		**11,762**	11,954
除税前溢利	4	**71,445**	120,496
所得税	5	**(10,409)**	(885)
本期溢利		**61,036**	119,611

綜合損益表截至二零零六年六月三十日止六個月 — 未經審核*(續)*

(以港幣列示)

	附註	截至六月三十日止六個月 二零零六年 千元	 二零零五年 千元
歸屬予：			
本公司股權持有人		**58,624**	117,355
少數股東權益		**2,412**	2,256
本期溢利		**61,036**	119,611
轉撥往其他儲備		**1,734**	876
每股盈利			
基本	7(a)	**6.5仙**	13.0仙
攤薄	7(b)	**6.5仙**	13.0仙

第10至22頁的附註為本中期財務報告的組成部份。

綜合資產負債表於二零零六年六月三十日 — 未經審核

(以港幣列示)

	附註	於二零零六年六月三十日 千元	於二零零五年十二月三十一日 千元
非流動資產			
固定資產			
— 投資物業		**214,533**	207,496
— 其他物業、廠房及設備	8(a)	**315,860**	167,580
— 以經營租賃持有自用的租賃土地權益		**58,533**	59,330
		588,926	434,406
佔聯營公司權益		**170,612**	176,003
其他非流動金融資產		**46**	46
		759,584	610,455
流動資產			
交易證券		**3,059**	3,059
存貨	9	**157,280**	236,259
業務及其他應收款項	10	**301,645**	291,986
現金及現金等價物	11	**186,139**	96,871
		648,123	628,175
流動負債			
以應收票據作抵押的銀行借款		**116,954**	26,991
業務及其他應付款項	12	**223,727**	200,604
本期税項		**17,832**	19,602
		358,513	247,197
流動資產淨值		**289,610**	380,978
總資產減流動負債		**1,049,194**	991,433

綜合資產負債表於二零零六年六月三十日 — 未經審核*(續)*

(以港幣列示)

	附註	於二零零六年六月三十日 *千元*	於二零零五年十二月三十一日 *千元*
非流動負債			
遞延税項負債		**14,908**	12,217
資產淨值		**1,034,286**	979,216
資本及儲備			
股本	13	**450,792**	450,792
儲備		**555,707**	499,090
本公司股權持有人應佔權益總額	13	**1,006,499**	949,882
少數股東權益	13	**27,787**	29,334
權益總額	13	**1,034,286**	979,216

第10至22頁的附註為本中期財務報告的組成部份。

綜合權益變動報表截至二零零六年六月三十日止六個月 — 未經審核

(以港幣列示)

		截至六月三十日止六個月			
		二零零六年		二零零五年	
	附註	千元	千元	千元	千元
於一月一日權益總額：					
歸屬予：					
— 本公司股權持有人	13	**949,882**		760,915	
— 少數股東權益	13	**29,334**		24,786	
於一月一日	13		**979,216**		785,701
已直接在權益確認的本期收入淨額：					
海外附屬公司的財務報表換算產生的匯兑差額	13	**5,232**		(270)	
應佔聯營公司儲備	13	**1,659**		(26)	
			6,891		(296)
本期溢利淨額：					
本期溢利淨額	13		**61,036**		119,611
本期已確認的收入及費用總額結轉			**67,927**		119,315

綜合權益變動報表截至二零零六年六月三十日止六個月 — 未經審核(續)

(以港幣列示)

		截至六月三十日止六個月			
		二零零六年		二零零五年	
	附註	*千元*	*千元*	*千元*	*千元*
承前本期已確認的收入及費用總額			**67,927**		119,315
歸屬予：					
— 本公司股權持有人		**65,275**		117,074	
— 少數股東權益		**2,652**		2,241	
		67,927		119,315	
已宣派股息予：					
— 少數股東	13		**(4,199)**		(2,212)
— 本公司股權持有人			**(13,524)**		—
			(17,723)		(2,212)
少數股東出資	13		**—**		2,207
因資本交易引致權益變動					
以股權結算之股份交易	13		**4,866**		—
於六月三十日權益總額	13		**1,034,286**		905,011

第10至22頁的附註為本中期財務報告的組成部份。

簡明綜合現金流量表截至二零零六年六月三十日止六個月 — 未經審核

(以港幣列示)

	附註	截至六月三十日止六個月 二零零六年 千元	 二零零五年 千元
產生自／(用於)經營業務的現金		**111,035**	(22,770)
支付税項		**(9,617)**	(5,840)
來自／(用於)經營業務的現金淨額		**101,418**	(28,610)
用於投資業務的現金淨額		**(88,917)**	(23,189)
來自融資活動的現金淨額		**76,439**	—
現金及現金等價物增加／(減少)		**88,940**	(51,799)
於一月一日的現金及現金等價物	11	**96,871**	288,749
外幣滙率變更的影響		**328**	—
於六月三十日的現金及現金等價物	11	**186,139**	236,950

第10至22頁的附註為本中期財務報告的組成部份。

1. 編製基礎

本中期財務報告乃根據香港聯合交易所有限公司上市規則適用的披露條文，並符合香港會計師公會頒佈的《香港會計準則》第34號 — 「中期財務報告」的規定編製而成。本報告於二零零六年九月十五日獲准並授權發佈。

中期財務報告的編製採用了與二零零五年年度財務報表相同的會計政策。

根據《香港會計準則》第34號編製的中期財務報告，管理層需要對會計政策的應用及按目前情況為基準計算的經呈報資產及負債、收入及支出的金額作出判斷、估計及假設。而實際的結果可能與該些估計金額有差異。

本中期財務報告包括簡明綜合財務報表和部分附註。附註闡述了自二零零五年年度財務報表刊發以來，在瞭解本集團的財務狀況和表現變動方面確屬重要的事件和交易。簡明綜合中期財務報表及有關附註不包括依照香港財務報告準則所準備的報表內應包括的全部資訊。

本中期財務報告乃未經審核，惟已由本公司審核委員會及核數師畢馬威會計師事務所根據香港會計師公會頒佈《核數準則》第700號 —「中期財務報告的審閱」進行審閱。而畢馬威會計師事務所致董事會的獨立審閱報告刊於第23頁。

就中期財務報告所載以往已呈報的截至二零零五年十二月三十一日止財政年度的財務資料，該等資料雖源自有關的財務報表，但並不構成本公司該財政年度的法定財務報表。截至二零零五年十二月三十一日止年度之法定財務報表可於本公司的註冊辦事處索取。核數師於二零零六年四月十九日發出的核數報告書中，已對此等財務報表表示不附帶條件的意見。

2. 營業額及分類報告

本集團的主要呈報方式為業務分類。來自外部客戶的收益(營業額)為供應客戶貨品的銷售價值及租賃收入。

業務分類

本集團包括下列主要業務分類：

馬口鐵	:	生產及銷售馬口鐵及相關產品，其為食品加工生產商用作包裝物料
食品代理及貿易	:	食品代理及買賣
物業租賃	:	出租物業以產生租金收入

2. 營業額及分類報告*(續)*

	馬口鐵 *千元*	食品代理及貿易 *千元* 附註(i)	物業租賃 *千元*	分類間對銷 *千元*	未分配 *千元*	綜合 *千元*
截至二零零六年六月三十日止期間						
來自外部客戶的收益	**569,047**	**42,149**	**11,585**	—	—	**622,781**
分類間的收益	**1,038**	**115**	**71**	**(1,224)**	—	—
來自外部客戶的其他收益	—	—	—	—	**13,460**	**13,460**
合計	**570,085**	**42,264**	**11,656**	**(1,224)**	**13,460**	**636,241**
分類業績	**35,661**	**8,381**	**8,159**	—	—	**52,201**
未分配經營收入及開支						**3,051**
經營溢利						**55,252**

附註：

(i) 期內，食品貿易及鮮活商品代理的業務分類合併為一業務分類。此分類與本集團內部財務報告系統是一致的。比較數字已按本期的呈列調整。

(ii) 董事認為投資物業公允價值的變更並不構成本集團經營表現的一部份。據此，投資物業估值收益或虧損淨額包括在經營溢利之後。比較數字已按本期的呈列調整。

	馬口鐵 *千元*	食品代理及貿易 *千元* *附註(i)*	物業租賃 *千元*	分類間對銷 *千元*	未分配 *千元*	綜合 *千元*
截至二零零五年六月三十日止期間						
來自外部客戶的收益	332,477	54,407	12,907	—	—	399,791
分類間的收益	977	—	56	(1,033)	—	—
來自外部客戶的其他收益	—	—	—	—	5,160	5,160
合計	333,454	54,407	12,963	(1,033)	5,160	404,951
分類業績	24,246	7,714	9,287	—	—	41,247
未分配經營收入及開支						637
經營溢利						41,884

3. 其他收入淨額

	附註	截至六月三十日止六個月 二零零六年 千元	二零零五年 千元
多年未償還應付款回撥	(i)	**3,444**	—
追回壞賬	(ii)	**1,034**	—
滙兑收益		**4,109**	182
其他		**(2)**	33
		8,585	215

附註：

(i) 此款額主要為多年未償還及未被要求清償負債的回撥。董事認為有關債權人將來不會向本集團索償。

(ii) 此金額主要為以前因未可確定能否收回應收賬項於綜合損益表中所作壞賬準備或撇賬的回撥。於期內，若干壞賬已被收回而有關準備已於綜合損益表中相應回撥。

4. 除税前溢利

除税前溢利已扣除／（計入）：

	附註	截至六月三十日止六個月 二零零六年 千元	二零零五年 千元
(a) 融資成本：			
須於五年內償還的銀行借貸利息（貼現票據）		**1,436**	—
(b) 員工成本：			
定額供款計劃之供款淨額		**1,123**	497
薪金、工資及其他福利		**12,874**	12,127
以股權結算之股份開支		**4,866**	—
		18,863	12,624

4. 除税前溢利*(續)*

除税前溢利已扣除／(計入)：(續)

	附註	截至六月三十日止六個月 二零零六年 千元	二零零五年 千元
(c) 其他項目：			
土地租賃費攤銷		**888**	123
折舊		**5,450**	2,464
交易證券的股息收入		**(118)**	(118)
有關物業的經營租賃費用		**473**	297
應佔聯營公司税項	(i)	**3,414**	3,679
投資物業應收租金減直接費用748,000元(二零零五年六月三十日：801,000元)		**(10,837)**	(12,106)

附註：

(i) 在中國成立及經營的聯營公司的所得税，是以該等公司所在的中國相關省份或經濟特區的適用所得税率計算。

5. 綜合損益表內的所得税

綜合損益表所列的税項為：

	附註	截至六月三十日止六個月 二零零六年 千元	二零零五年 千元
本期税項 — 香港利得税準備			
本期按税率17.5%估計應課税溢利的香港利得税準備		**1,038**	1,522
本期税項 — 中國			
本期税項		**6,827**	9,196
以往年度不足撥備		—	612
再投資退税	(i)	—	(12,030)
		6,827	(2,222)
遞延税項			
暫時性差異產生及轉回		**2,544**	1,585
	(ii)	**10,409**	885

5. 綜合損益表內的所得税（續）

綜合損益表所列的税項為：（續）

附註：

(i) 本集團隨着中山中粵馬口鐵工業有限公司（「中粵馬口鐵」）截至二零零四年十二月三十一日止年度保留溢利資本化後，成功申請得中山市國家税務局中國企業所得税税務退款。

(ii) 在中國成立及經營的附屬公司的所得税，是以該等公司所在的中國相關省份或經濟特區的適用所得税率計算。

(iii) 中粵馬口鐵的第3條生產線可享有税務優惠 — 首兩年為免税及第3至5年所得税率減半。根據中山市國家税務局的批覆，中粵馬口鐵的第3條生產線可豁免所得税的比例是根據中粵馬口鐵的總課税收入的40%來決定的。

6. 股息

(a) *歸屬於期間的股息*

	截至六月三十日止六個月	
	二零零六年	二零零五年
	千元	*千元*
於期間後宣派及派付之中期股息 每股普通股1.5仙 （二零零五年六月三十日：無）	**13,524**	—

中期股息於結算日尚未確認為負債。

(b) *於期間批准及派付歸屬於前一財政年度的股息*

	截至六月三十日止六個月	
	二零零六年	二零零五年
	千元	*千元*
於期間批准及派付歸屬於前一財政年度的 末期股息每股普通股1.5仙 （二零零五年六月三十日：無）（附註13）	**13,524**	—

7. 每股盈利

(a) *每股基本盈利*

每股基本盈利是按本公司普通股股權持有人應佔溢利58,624,000元(二零零五年六月三十日：117,355,000元)及於本期間已發行普通股的901,583,285股(二零零五年六月三十日(重列)：901,583,285股)計算。

根據二零零五年十二月本公司股份合併(從每十股普通股面值0.05元合併為一股普通股每股面值0.5元)，二零零五年六月三十日止期間每股基本盈利已相應作出調整。

(b) *每股攤薄盈利*

截至二零零六年六月三十日止期間，每股攤薄盈利是按本公司普通股股權持有人應佔溢利58,624,000元及根據本公司購股權計劃下所有具備潛在攤薄影響的普通股作調整得出的普通股加權平均數901,725,417股計算。截至二零零五年六月三十日止期間，每股攤薄盈利金額與每股基本盈利相同，這是由於截至二零零五年六月三十日止期間潛在普通股並沒有被攤薄。

8. 固定資產

(a) *購置及出售*

截至二零零六年六月三十日止六個月，本集團購置物業、廠房及設備的成本為155,672,000元(二零零五年六月三十日：37,016,000元)。

(b) *投資物業估值*

於二零零六年月六月三十日，位於香港的投資物業是以公允價值列賬，其價值是由一所獨立測量師行：永利行評值顧問有限公司(其部份員工為香港測量師學會會員)按公開市值基準重估。位於中國的投資物業是以公允價值列賬，其價值是由一所中國獨立估值師行：廣州朗樺會計師事務所有限公司 — 中國註冊房地產估價師按公開市值基準作出重估。根據重估，淨收入5,867,000元(二零零五年六月三十日：22,149,000元)及有關遞延税項1,738,000元(二零零五年六月三十日：1,585,000元)已包括在綜合損益表中。

(c) *減值虧損*

根據管理層對若干固定資產可收回金額作出的評估，3,178,000元的減值虧損已被確認，並包含在綜合損益表中的其他經營費用內。估計可收回的金額是根據由一所中國獨立估值師行廣東羊城會計師事務所有限公司按公開市值基準去估計的，於二零零六年六月三十日，此固定資產減去減值虧損準備後賬面金額為10,400,000元。

8. 固定資產*(續)*

(d) *租賃*

本集團根據經營租賃租出投資物業。該等租賃為初期為期一至二十八年，期滿後可於重新磋商所有條款後續期。該等租賃概無包括或然租金。

本集團持作經營租賃用途的投資物業的賬面值總額為214,533,000元(二零零五年十二月三十一日：207,496,000元)。

9. 存貨

於綜合資產負債表內的存貨包括：

	於二零零六年六月三十日 *千元*	於二零零五年十二月三十一日 *千元*
原材料	**93,158**	142,343
製成品	**61,781**	88,183
零備件及消耗品	**2,341**	5,733
	157,280	236,259

根據管理層對若干零備件及消耗品可變現淨值的評估，期內估計可變現淨值的存貨降值款額為3,156,000元(二零零五年六月三十日：無)，此金額包括在綜合損益表中的其他經營費用內。

10. 業務及其他應收款項

包括在業務及其他應收款項的為業務應收賬款及應收票據(減呆壞賬準備)，以發票日期分類的賬齡分析如下：

	於二零零六年六月三十日 *千元*	於二零零五年十二月三十一日 *千元*
一個月內	**130,979**	76,003
一至三個月	**132,044**	74,666
超過三個月，但少於十二個月	**31,757**	63,210
	294,780	213,879

本集團有一套信貸政策，由須預付至不超過180日(二零零五年十二月三十一日：180日)。

11. 現金及現金等價物

現金及現金等價物的結餘分析如下：

	附註	於二零零六年 六月三十日 *千元*	於二零零五年 十二月三十一日 *千元*
銀行定期存款		**79,817**	47,815
銀行存款及現金		**106,322**	49,056
	(i)	**186,139**	96,871

附註：

(i) 包括在現金及現金等價物內有人民幣56,108,000(二零零五年十二月三十一日：人民幣29,049,000)的結餘。人民幣是不能在中國自由兑換的貨幣，該資金滙出中國境外是受到中國政府外滙限制的。

12. 業務及其他應付款項

包括在業務及其他應付款項的業務應付賬款的賬齡分析如下：

	於二零零六年 六月三十日 *千元*	於二零零五年 十二月三十一日 *千元*
一個月內或接獲通知時到期	**98,782**	95,447

13. 股本及儲備

		歸屬予本公司股權持有人								少數	
	附註	股本 *千元*	股份溢價 *千元*	資本 贖回儲備 *千元*	資本儲備 *千元*	滙兑儲備 *千元*	其他儲備 *千元*	累計虧損 *千元*	總額 *千元*	股東權益 *千元*	權益總額 *千元*
於二零零五年一月一日		901,583	1,747,098	971	48,814	(948)	1,450	(1,938,053)	760,915	24,786	785,701
海外附屬公司的財務報表換算產生的滙兑差額		—	—	—	—	(255)	—	—	(255)	(15)	(270)
轉往法定儲備		—	—	—	—	—	876	(876)	—	—	—
應佔聯營公司儲備		—	—	—	—	(26)	—	—	(26)	—	(26)
已宣派予少數股東股息		—	—	—	—	—	—	—	—	(2,212)	(2,212)
少數股東出資		—	—	—	—	—	—	—	—	2,207	2,207
本期溢利		—	—	—	—	—	—	117,355	117,355	2,256	119,611
於二零零五年六月三十日		901,583	1,747,098	971	48,814	(1,229)	2,326	(1,821,574)	877,989	27,022	905,011

13. 股本及儲備（續）

	附註	歸屬予本公司股權持有人										
		股本	股份溢價	資本贖回儲備	資本儲備	滙兑儲備	特別資本儲備	其他儲備	保留溢利（累計虧損）／保留溢利	總額	少數股東權益	權益總額
		千元	千元	千元	千元	千元	千元	千元	千元	千元	千元	千元
於二零零五年七月一日		901,583	1,747,098	971	48,814	(1,229)	—	2,326	(1,821,574)	877,989	27,022	905,011
海外附屬公司的財務報表換算產生的滙兑差額		—	—	—	—	9,892	—	—	—	9,892	552	10,444
轉往法定儲備		—	—	—	—	—	—	457	(457)	—	—	—
應佔聯營公司儲備		—	—	—	—	3,635	—	—	—	3,635	—	3,635
已宣派予少數股東股息		—	—	—	—	—	—	—	—	—	(20)	(20)
一間附屬公司清盤變現的儲備		—	—	—	—	(38)	—	—	—	(38)	—	(38)
資本重組的撤銷		(450,791)	(1,747,098)	(971)	(48,157)	—	107,440	—	2,139,577	—	—	—
本期溢利		—	—	—	—	—	—	—	58,404	58,404	1,780	60,184
於二零零五年十二月三十一日		450,792	—	—	657	12,260	107,440	2,783	375,950	949,882	29,334	979,216

	附註	歸屬予本公司股權持有人										
		股本	股票溢價	資本贖回儲備	資本儲備	滙兑儲備	特別資本儲備	其他儲備	保留溢利	總額	少數股東權益	權益總額
		千元	千元	千元	千元	千元	千元	千元	千元	千元	千元	千元
於二零零六年一月一日		**450,792**	—	—	**657**	**12,260**	**107,440**	**2,783**	**375,950**	**949,882**	**29,334**	**979,216**
海外附屬公司的財務報表換算產生的滙兑差額		—	—	—	—	**4,992**	—	—	—	**4,992**	**240**	**5,232**
以股權結算之股份交易	(i)	—	—	—	**4,866**	—	—	—	—	**4,866**	—	**4,866**
應佔聯營公司儲備		—	—	—	—	**1,659**	—	—	—	**1,659**	—	**1,659**
轉往法定儲備		—	—	—	—	—	—	**1,734**	**(1,734)**	—	—	—
已宣派予少數股東股息		—	—	—	—	—	—	—	—	—	**(4,199)**	**(4,199)**
股息派予股東	6(b)	—	—	—	—	—	—	—	**(13,524)**	**(13,524)**	—	**(13,524)**
本期溢利		—	—	—	—	—	—	—	**58,624**	**58,624**	**2,412**	**61,036**
於二零零六年六月三十日		**450,792**	—	—	**5,523**	**18,911**	**107,440**	**4,517**	**419,316**	**1,006,499**	**27,787**	**1,034,286**

13. 股本及儲備（續）

(i) *以股權結算之股份交易*

於二零零六年三月九日，根據本公司購股權計劃，11,770,000購股權以象徵式的代價授出予本公司的僱員、董事及非執行董事（於二零零五年六月三十日六個月止期間並沒有授出任何購股權）。每一購股權授予持有人權利去認購一股本公司面值0.5元的普通股。此等購股權可自二零零六年六月九日至二零一六年三月八日行使。行使價為1.66元（按緊隨授出購股權日期前五個營業日本公司普通股的平均收市價計算）。

於二零零六年六月三十日六個月止期間（二零零五年六月三十日：零）並沒有任何購股權行使。

於二零零六年六月三十日，未行使購股權總數為23,560,000（二零零五年十二月三十一日：11,790,000）及加權平均行使價為1.609元（二零零五年十二月三十一日：1.557元）。

14. 退休福利計劃

本集團根據香港強制性公積金計劃條例，為受到香港僱傭條例司法管轄的香港僱員經營一套強制性公積金計劃（「強積金計劃」）。強積金計劃的資產與本集團的資產分開持有，並由一名獨立受託人管理。根據強積金計劃，本集團及其僱員各自須按僱員的有關收入的5%向計劃作出供款，而供款以每月有關收入20,000元為上限（「上限」）。超出上限的款額乃為僱主及僱員作為強積金計劃的自願性供款。強積金計劃的強制供款立即歸僱員所有。自願性供款之任何未歸屬結餘乃退還予本集團。

本集團於香港以外地區工作的僱員根據當地的勞工法例及規定受到當地適用的定額供款計劃保障。

截至二零零六年六月三十日止六個月，計入綜合損益表的本集團退休金費用達1,123,000元（二零零五年六月三十日：497,000元）。

15. 承擔

(a) *於二零零六年六月三十日，未償付而又未在財務報表內提撥準備的資本承擔如下：*

	於二零零六年六月三十日 千元	於二零零五年十二月三十一日 千元
已訂約	**162,399**	131,433
已授權但未訂約	**43,089**	168,005
	205,488	299,438

(b) *於二零零六年六月三十日，根據不可解除的經營物業租賃在日後應付的最低租賃款項總數如下：*

	於二零零六年六月三十日 千元	於二零零五年十二月三十一日 千元
一年內	**815**	697
一年後但五年內	**142**	385
	957	1,082

本集團根據經營租賃租用多項物業。租賃初期為期一至三年，期滿時可於重新磋商所有條款後續期。租賃概無包括或然租金。

(c) 於二零零六年六月三十日，本公司已承諾提供6,489,000元(於二零零五年十二月三十一日：6,489,000元)資金予本集團一間聯營公司。

16. 重大關連交易

除在此中期財務報告的其他地方所披露外，本集團進行以下重大的關連交易：

(a) *本期間重大的關連交易總結如下：*

		截至六月三十日止六個月	
		二零零六年	二零零五年
	附註	*千元*	*千元*
銷售貨品予關連公司	(i)	—	1,180
從關連公司採購貨品	(i)	**476**	608
收取一間同母系附屬公司的電／水費用及租金		**2,092**	1,665
支付直接控股公司保養費		**189**	204

附註：

(i) 銷售／採購貨品的關連公司包括聯營公司。

(b) 與其他中國國有企業的交易

本集團為國有企業及現時在與中國政府直接或間接控制的企業所支配(「國有企業」)(通過其政府機關、機構、附屬及其他組織)的經濟體制中營運。

除以上披露的交易外，本集團亦與其他國有企業進行包括但不限於以下的業務活動：

— 銷售和採購商品和輔助原料；

— 提供及接受勞務；

— 資產租賃；

— 購入物業、廠房及設備；及

— 籌借資金。

本集團在日常業務過程中進行這些交易，這些交易的條款可比得上其他非國有企業交易的條款。本集團對採購及銷售商品和服務已制定其購買、價格策略及審批程序。此購買、價格策略及審批程序並不取決於對方是否國有企業。

16. 重大關連交易（續）

(b) *與其他中國國有企業的交易（續）*

董事已考慮關連交易關係所影響的潛在交易、企業的價格策略、購買及審批程序及了解在財務報表內交易的潛在影響所需要的資料，並認為沒有其他的交易需披露為關連交易。

(c) *主要管理人員酬金*

主要管理人員（包括本公司董事的金額）的酬金如下：

	截至六月三十日止六個月	
	二零零六年	二零零五年
	千元	*千元*
短期僱員福利	**1,555**	1,553
離職福利	**239**	237
股份報酬福利	**1,778**	—
	3,572	1,790

17. 非調整的結算日後事項

於二零零六年九月十三日，本集團與一少數股東簽訂協議以499,000美元分別向其收購中粵馬口鐵及中山市山海實業有限公司（「山海」）的5%股權及應付股息。

收到中國相關部門的批覆後，中粵馬口鐵及山海便成為本公司全資附屬公司。

18. 已頒佈但在截至二零零六年十二月三十一日止全年會計期間尚未生效的修訂、新準則及詮釋可能構成的影響

截至此中期財務報告刊發日期，香港會計師公會已頒佈以下修訂、新準則及詮釋，但在截至二零零六年十二月三十一日止會計期間尚未生效：

	於以下日期或其後開始的會計期間生效
香港財務報告準則第7號 — 金融工具：披露	二零零七年一月一日
香港會計準則第1號（經修訂）— 財務報表的呈列：資本披露	二零零七年一月一日

由於董事預期本集團並不提早採納以上該等修訂、新準則及新詮釋（如在編制截至二零零六年十二月三十一日止年度本集團年度財務報告適用），以上該等修訂、新準則及新詮釋並不在此中期財務報告中採納。

本集團現正評估該等修訂、新準則及新詮釋在首次應用期間的影響。到目前為止，本集團認為採納該等修訂、新準則及新詮釋對本集團的經營業績及財務狀況構成重大影響的可能性不大。



獨立審閱報告
致廣南(集團)有限公司董事會

(於香港註冊成立之有限公司)

引言

本核數師(以下簡稱「我們」)已依 貴公司指示審閱刊於第3頁至第22頁的中期財務報告。

董事及核數師的責任

根據《香港聯合交易所有限公司證券上市規則》,上市公司必須以符合上市規則中相關的規定及香港會計師公會所頒佈的《香港會計準則》第34號一「中期財務報告」的規定編製中期財務報告。中期財務報告由董事負責,並由董事核准通過。

我們的責任是根據我們審閱工作的結果,對中期財務報告提出獨立結論,並按照我們雙方所協定的應聘條款,只向作為法人團體的董事會報告。除此之外,我們的報告書不可用作其他用途。我們概不就本報告書內容,對任何其他人士負責或承擔法律責任。

審閱工作

我們是按照香港會計師公會所頒佈的《核數準則》第700號一「中期財務報告的審閱」進行審閱。審閱工作主要包括向集團管理層作出查詢及分析中期財務報告,評估財務報告中會計政策是否貫徹運用,賬項編列是否一致;賬項中另有說明的特別情況則除外。審閱不包括控制測試及資產、負債和交易驗證等審核程序。由於審閱的範圍遠較審核小,所給予的保證程度也較審核低,因此,我們不會對中期財務報告發表審核意見。

結論

根據這項不構成審核的審閱工作,我們並沒有察覺截至二零零六年六月三十日止期間的中期財務報告需要作出任何重大的修訂。

畢馬威會計師事務所
執業會計師

香港,二零零六年九月十五日

業績

二零零六年上半年，本集團未經審核之綜合本公司股東應佔溢利為58,624,000港元，比去年同期的117,355,000港元下降50.0%。但撇除投資物業升值收益、非經營收入及退税收入等因素，本期經營溢利為55,252,000港元，比去年同期的增長31.9%。每股基本盈利6.5港仙，比去年同期的13.0港仙(重列)下降50.0%。

中期股息

董事會宣布派發截至二零零六年六月三十日止六個月之中期息每股1.5港仙(截至二零零五年六月三十日止六個月：無)。

業務回顧

於回顧期內，綜合營業額622,781,000港元，比去年同期的399,791,000港元大幅增長222,990,000港元，即55.8%。此增長主要源自馬口鐵業務的增長。馬口鐵業務因新生產線的投產及充裕的基板供應，產銷量上升，營業額大幅增長236,570,000港元，即71.2%。綜合營業額的上升帶動了經營溢利的增長，本期經營溢利為55,252,000港元，比去年同期的41,884,000港元，增長31.9%。

期內充分發揮馬口鐵20萬噸產能的優勢，半年產能使用率達83.5%，去年同期只有74%，創馬口鐵業務開辦以來半年產銷量的最高記錄。作為本集團的主營業務，其盈利貢獻佔集團經營溢利的比例已由去年上半年的57.9%增至本期的64.5%，為集團帶來更加穩定的盈利來源。

馬口鐵業務

二零零六年上半年，本集團附屬公司中山中粵馬口鐵工業有限公司(「中粵馬口鐵」)生產馬口鐵83,482噸，銷售88,694噸，分別比去年同期大幅增長87.9%和122.5%；營業額569,047,000港元，比去年同期增加71.2%；經營溢利35,661,000港元，較去年同期增長11,415,000港元，增加47.1%，若撇除因高油價而關閉電廠產生的減值虧損6,334,000港元，增長更可高達73.2%。馬口鐵業務對本集團盈利貢獻最大，其營業額佔集團營業額的91.4%；經營溢利佔集團經營溢利的64.5%。

馬口鐵基板廠建設項目並未受內地宏觀調控政策的影響，目前籌建工作進展順利，截至二零零六年六月三十日共投入150,454,000港元，主要以自有資金投入。預期該項目明年初正式投產，屆時可望為降低產品成本及全面進入多樣化的馬口鐵市場創造條件。

作為內地老品牌的馬口鐵生產廠家，中粵馬口鐵的鍍錫鐵及鍍鉻鐵均於今年4月獲得「中國包裝名牌產品」的稱號，是內地唯一一家馬口鐵生產廠家取得此稱號，下半年將繼續發揮品牌及技術優勢，增佔市場份額。

為了加快中粵馬口鐵的發展，集團已向中方少數股東收購其持有的5%權益，完成收購後，中粵馬口鐵成為本集團的全資附屬公司。權益轉讓協議已於本年九月十三日簽定，是項收購尚待原審批機關批准後完成。中粵馬口鐵的未來發展及經營的空間將更大。

物業租賃業務

本集團之租賃物業包括中山市山海實業有限公司(「山海」)的工業廠房及員工宿舍及香港的寫字樓物業。二零零六年上半年，本集團之物業租賃業務錄得總收入為11,585,000港元，收入較去年同期減少10.2%，物業租賃業務實現經營溢利8,159,000港元，較去年同期減少12.1%。

為了加快山海的發展，集團已向中方少數股東收購其持有的5%權益，完成收購後，山海成為本集團的全資附屬公司。權益轉讓協議已於本年九月十三日簽定，是項收購尚待原審批機關批准後完成。山海的未來發展及經營的空間將更大。

食品代理及貿易業務

二零零六年上半年，食品代理及貿易業務取得營業額42,149,000港元，因今年禽流感的影響，與去年同期比較減少12,258,000港元，減少22.5%。今年頭六個月，食品代理及貿易業務實現經營溢利8,381,000港元，比去年同期增加667,000港元，增加8.6%。

食品代理及貿易業務是本集團的傳統業務，本公司將通過開源節流、改善服務等措施，繼續穩定代理業務，積極拓展貿易業務，以維持競爭力，為集團提供一項穩定的盈利來源。

財務狀況

於二零零六年六月三十日，本集團總資產為1,407,707,000港元，而總負債為373,421,000港元，分別較去年底增加169,077,000港元及114,007,000港元。流動資產淨值由去年底的380,978,000港元減至289,610,000港元，而流動比率(流動資產除以流動負債)較去年年底的2.54下降至1.81。集團財務資源充裕，為未來業務發展奠定了基礎。

流動資金及財務資源

於二零零六年六月三十日，集團現金及現金等價物結餘為186,139,000港元，相等於54,503,000港元的貨幣為人民幣，其餘為港幣及美元，較去年年底現金結餘增加92.2%。

於二零零六年六月三十日，本集團的計息借款總金額為116,954,000港元。相應地，本集團的負債比率(即按本集團總計息借款除以股東資金計算)為11.6%。本集團的計息借款到期時，均以銀行持有承兑滙票的所得款償還，其年利率(或貼現率)介乎1.92%至3.24%。

於二零零六年六月三十日，本集團的銀行信貸總額為352,266,000港元，其中已開出信用證金額83,622,000港元，尚未動用的銀行信貸額為268,644,000港元，上述提及的承兑滙票貼現並不佔用銀行信貸額度。以手持的現金及現金等價物及營運產生的現金流，本集團相信有足夠資金滿足現時業務及於可預見將來進一步發展業務的需要。

滙率風險

本集團之資產、負債及交易基本以港幣、美元或人民幣計算，由於港幣、美元或人民幣的滙率於期內相對穩定，本集團並未面對重大的外滙風險。期內滙兑收益為4,109,000港元。

員工及薪酬政策

截至二零零六年六月三十日止，本集團全職僱員人數共628名，比二零零五年年底增加103名。其中22名在香港及606名在中國內地。員工薪酬依據崗位責任大小、工作負荷輕重、勞動技能高低、勞動強度強弱、勞動環境優劣及個人業績表現，按行業的一般市場慣例釐定。二零零六年，本集團對附屬各公司繼續實行定員、定編和工資總額控制管理，對管理層繼續實行效益工資激勵機制，通過對各附屬公司經營業績的考核，以經營淨現金流入及税後利潤為依據，按不同檔次的比例計提效益工資。根據個人業績表現的考核結果，分配給管理層、業務骨幹和業績優秀員工，有效地調動了廣大員工的工作積極性。本公司亦採納了購股權計劃，藉此獎勵、吸引、挽留及推動優秀和有才華的參與者繼續為本集團作出貢獻。

前景展望

國內外的馬口鐵需求隨著金屬包裝業特別是國內金屬包裝業的發展保持旺盛的態勢，下半年馬口鐵業務的關鍵仍是基板的供應。隨著基板廠的投產，自產部份加上現有對外採購的基板資源，明年基板資源最高可達30萬噸。管理層正積極研究「走出去」的發展戰略，包括在華北建設新馬口鐵廠，以發揮中粵馬口鐵現有的品牌、技術、成本優勢以及正在逐步形成的資源優勢，降低物流成本，提高市場佔有率，為做強做大馬口鐵核心業務，取得更好經營業績而不懈努力。

董事的證券權益及淡倉

於二零零六年六月三十日，本公司董事及行政總裁於本公司及其相聯法團（定義見證券及期貨條例第XV部）之股份、相關股份及債券的權益及淡倉而須(i)根據證券及期貨條例第XV部第7及8分部（包括根據證券及期貨條例董事或行政總裁被視為或當作擁有之權益及淡倉）須知會本公司及香港聯合交易所有限公司（「香港聯交所」）；(ii)須載入本公司根據證券及期貨條例第352條存置的登記冊中；或(iii)根據於《香港聯交所證券上市規則》（「上市規則」）附錄十所載的《上市公司董事進行證券交易的標準守則》（「標準守則」）須知會本公司及香港聯交所如下：

於本公司之權益及淡倉

(i) *於普通股的權益*

董事姓名	權益類別／權益性質	持有普通股數目	好倉／淡倉	持股百分比約數
梁江	個人	230,000	好倉	0.026%

附註：　本公司於2006年6月30日已發行普通股股份數目為901,583,285。

(ii) *於普通股購股權的權益*

董事姓名	購股權授出日期* (日.月.年)	於2006年1月1日持有購股權數目 (千份)	2006年1月至6月授予之購股權 授出日期* (日.月.年)	授出數目 (千份)	行使購股權之期限* (日.月.年)	授出購股權之總代價 (港元)	行使購股權時須支付之每股價格 (港元)	於2006年1月至6月已行使購股權數目 (千份)	於2006年6月30日持有購股權數目 (千份)	股價 購股權授出日** (港元)	購股權行使日 (港元)
梁江	06.02.04	2,000	—	—	06.05.04—05.05.09	10	1.582	—	2,000	—	—
	—	—	09.03.06	2,000	09.06.06—08.03.16	1	1.660	—	2,000	1.610	—
鄧云標	06.02.04	1,500	—	—	06.05.04—05.05.09	10	1.582	—	1,500	—	—
	—	—	09.03.06	2,000	09.06.06—08.03.16	1	1.660	—	2,000	1.610	—
曾翰南	—	—	09.03.06	300	09.06.06—08.03.16	1	1.660	—	300	1.610	—
趙雷力	—	—	09.03.06	200	09.06.06—08.03.16	1	1.660	—	200	1.610	—
晉蓋郁	—	—	09.03.06	200	09.06.06—08.03.16	1	1.660	—	200	1.610	—
梁尉琴	—	—	09.03.06	200	09.06.06—08.03.16	1	1.660	—	200	1.610	—
Gerard Joseph McMahon	—	—	09.03.06	200	09.06.06—08.03.16	1	1.660	—	200	1.610	—
鄧恩珠	—	—	09.03.06	200	09.06.06—08.03.16	1	1.660	—	200	1.610	—
李嘉強	—	—	09.03.06	200	09.06.06—08.03.16	1	1.660	—	200	1.610	—

\# 購股權之歸屬期由授出購股權之日起直至行使期開始為止或承授人於本公司或其附屬公司擔任全職僱員滿半年之日為止（以較後者為準）。

* 倘任何購股權行使期的最後一日並非香港營業日，購股權行使期將於該日前的營業時間結束時終止。

** 所披露之「購股權授出日股價」，乃於緊接購股權授出之前的一個交易日，本公司股份於香港聯交所所報之收市價。

於粵海投資有限公司的權益及淡倉

於普通股股份的權益

董事姓名	權益類別／權益性質	持有普通股數目	好倉／淡倉	持股百分比約數
趙雷力	個人	200,000	好倉	0.003%
梁劍琴	個人	200,000	好倉	0.003%

附註： 粵海投資有限公司於2006年6月30日已發行普通股股份數目為6,022,248,071。

於金威啤酒集團有限公司的權益及淡倉

於普通股股份的權益

董事姓名	權益類別／權益性質	持有普通股數目	好倉／淡倉	持股百分比約數
羅蕃郁	個人	70,000	好倉	0.005%
梁劍琴	個人	46,000	好倉	0.003%

附註： 金威啤酒集團有限公司於2006年6月30日已發行普通股股份數目為1,395,568,000。

於粵海制革有限公司的權益及淡倉

於普通股股份的權益

董事姓名	權益類別／權益性質	持有普通股數目	好倉／淡倉	持股百分比約數
羅蕃郁	個人	70,000	好倉	0.013%

附註： 粵海制革有限公司於2006年6月30日已發行普通股股份數目為524,154,000。

除上述所披露者外及由董事以信託人身份代本集團持有本公司之附屬公司若干代名人股份外，於二零零六年六月三十日，本公司的董事及行政總裁概無於本公司及其相聯法團（定義見證券及期貨條例第XV部）的股份、相關股份或債券的權益或淡倉而須：(i)根據證券及期貨條例第XV部第7及8分部（包括根據證券及期貨條例董事及行政總裁被當作或視為擁有的權益及淡倉）須知會本公司及香港聯交所；(ii)須載入本公司根據證券及期貨條例第352條存置的登記冊；或(iii)根據標準守則須知會本公司及香港聯交所。

除上述所披露者外，本公司、其控股公司或其任何附屬公司或相聯法團並無於期內作為任何安排的一方使董事或彼等之配偶或18歲以下子女，藉著透過收購本公司或其他股份或債券而取得利益。

附註： 梁劍琴小姐於二零零六年八月八日辭任本公司非執行董事。

主要股東權益

於二零零六年六月三十日，據本公司董事及行政總裁所知，下列人士(本公司董事及行政總裁除外)於本公司股份或相關股份中擁有根據證券及期貨條例第XV部第2及3分部須向本公司披露或須記入本公司根據證券及期貨條例第336 條置存之登記冊中的權益或淡倉：

股東名稱	實益持有之普通股數目	好倉／淡倉	佔已發行股本百分比約數
廣東粵港投資控股有限公司(「粵港」)(附註)	536,380,868	好倉	59.49%
粵海控股集團有限公司(「粵海控股」)	536,380,868	好倉	59.49%

附註： 粵港於本公司之應佔權益乃透過其於粵海控股(前稱廣東控股有限公司)之100%直接權益持有。

除上述所披露者外，據本公司董事及行政總裁所知，概無其他人士(本公司董事及行政總裁除外)於二零零六年六月三十日擁有根據證券及期貨條例第XV部第2及3分部須向本公司披露或須記入本公司根據證券及期貨條例第336 條置存之登記冊中的權益或淡倉。

購股權計劃

於二零零四年六月十一日，本公司採納新購股權計劃(「二零零四年購股權計劃」)使本公司能吸引、挽留及推動優秀及有才華的參與者為本集團作出貢獻。同日，本公司亦終止於二零零一年八月二十四日採納之購股權計劃(「二零零一年購股權計劃」)。在二零零四年六月十一日前根據二零零一年購股權計劃已授出的購股權仍然有效直至失效為止。

於期內，並無任何購股權獲行使或告失效。於二零零六年三月九日，本公司根據二零零四年購股權計劃授出可認購合共 11,770,000 股本公司股份之購股權。

於二零零六年六月三十日，除於「董事的證券權益及淡倉」一節所披露者外，尚有根據二零零一年及二零零四年購股權計劃授出之下列購股權。各份購股權均賦予持有人權利可認購一股本公司每股面值 0.5港元之股份。

類別	購股權授出日期# (日.月.年)	於2006年1月1日持有購股權數目 (千份)	2006年1月至6月授予之購股權 授出日期# (日.月.年)	授出數目 (千份)	行使購股權之期限* (日.月.年)	授出購股權總代價 (港元)	行使購股權時須支付之每股價格 (港元)	於2006年1月至6月已行使購股權數目 (千份)	於2006年6月30日持有購股權數目 (千份)	股價 購股權授出日** (港元)	購股權行使日 (港元)
僱員及其他參與者	24.08.01	3,350	—	—	26.11.01—25.11.06	10	1.495	—	3,350	—	—
	06.02.04	4,940	—	—	06.05.04—05.05.09	10	1.582	—	4,940	—	—
	—	—	09.03.06	6,270	09.06.06—08.03.16	1	1.660	—	6,270	1.610	—

\# 購股權之歸屬期由授出購股權之日起直至行使期開始為止或承授人於本公司或其附屬公司擔任全職僱員滿半年之日為止(以較後者為準)。

* 倘任何購股權行使期的最後一日並非香港營業日，購股權行使期將於該日前的營業時間結束時終止。

** 所披露之「購股權授出日股價」，乃於緊接購股權授出之前的一個交易日，本公司股份於香港聯交所所報之收市價。

期內，授出購股權的詳情如下：

授出日期	:	二零零六年三月九日
歸屬期	:	二零零六年三月九日至二零零六年六月八日
行使期	:	二零零六年六月九日至二零一六年三月八日
行使價	:	每股1.66港元
授出購股權數目	:	11,770,000#

於二零零六年三月九日授出購股權的公允價值為 4,867,070港元，是採用二項式點陣購股權定價模式##計算，並於期內在綜合損益表內確認。期內，授出購股權的加權平均公允價值及該模式有關的數據及假設如下：

購股權加權平均公允價值	:	每股0.4135港元
無風險利率	:	4.444%*，為於二零零六年三月九日交易之十年期外滙基金票據之概約孳息。
預期波幅	:	39.4908%，為本公司普通股自二零零五年三月九日至二零零六年三月九日之收市價之年波幅。
預期股息率	:	2.564%，為歷史股息率
購股權之預期有效年期	:	10年
假設	:	購股權於有效期內之預期波幅與本公司普通股於二零零五年三月九日至二零零六年三月九日期間內之歷史波幅兩者間並無重大差異。

計算購股權公允價值時亦考慮提早行使因素的影響。

\# 有關的購股權計劃內並沒有沒收購股權的條款。

\## 於以往年度，本公司為遵守上市規則第17.08條的規定，採用柏力克—舒爾斯購股權定價模式去計算授出購股權的理論價值(只作披露用途)。自二零零五年一月一日起，為遵守香港財務報告準則第2號「以股份為基礎的支付」，本集團已採納新的僱員購股權政策。根據新的政策，本集團確認購股權的公允價值為開支，相應的增加會於權益內的資本儲備反映。由於二項式點陣購股權定價模式包含提早行使購股權的假設及對計算契約年期相對較長的購股權更為合適，本集團採用二項式點陣模式去取代柏力克—舒爾斯模式去計算授出購股權的公允價值。

二項式點陣模式(「此模式」)為眾多購股權定價模式中的一種用以估計購股權公允的價值。務須注意，此模式需要加入高度主觀之假設，包括股價波幅。由於所加入之主觀假設之變動可重大影響公允價值的估計，董事認為此模式所計算的公允價值不應被詮釋為購股權之市值或實際價值。

* 根據上市規則第17.08條，無風險利率應為由國家發行的債務證券的現行利率，假如以香港為基地的單位，則例如外滙基金票據。

企業管治及其他資料

企業管治常規守則

本公司於截至二零零六年六月三十日止期間已遵守於上市規則附錄十四所載的《企業管治常規守則》之守則條文(「管治常規守則」)，惟若干非執行董事之任期並無具體規定，根據本公司組織章程細則彼等須於股東周年大會上輪值退任，惟可膺選連任。

董事進行證券交易的標準守則

本公司已採納上市規則附錄十所載之標準守則作為董事進行證券交易之操守守則。經本公司向所有董事作出具體查詢之後，所有董事確認彼等於截至二零零六年六月三十日止六個月內均已遵照標準守則所載之規定 。

審核委員會

本公司於一九九九年成立審核委員會，其職權範圍符合管治常規守則。審核委員會成員由三名獨立非執行董事Gerard Joseph McMahon 先生(審核委員會主席)、譚惠珠小姐及李嘉強先生組成。審核委員會之主要職責包括審閱本公司之財務報告是否完整、準確及公平，並檢討本集團的內部監控及風險管理制度。

審核委員會定期舉行會議，於截至二零零六年六月三十日止六個月內共舉行過三次會議。

薪酬委員會

本公司於一九九九年成立薪酬委員會，其職權範圍符合管治常規守則。薪酬委員會成員由董事會主席梁江先生、執行董事兼總經理譚云標先生及三位獨立非執行董事 Gerard Joseph McMahon 先生、譚惠珠小姐及李嘉強先生(薪酬委員會主席)組成 。薪酬委員會之主要職責包括就本公司董事及高級管理人員

的薪酬政策向董事會提出建議、釐定執行董事及高級管理人員的薪酬待遇、檢討及批准按表現而釐定的薪酬及就喪失或終止職務有關的賠償。

於截至二零零六年六月三十日止六個月內，薪酬委員會舉行過兩次會議研究有關事宜。

提名委員會

本公司於二零零五年六月成立提名委員會，其職權範圍符合管治常規守則。提名委員會成員由董事會主席梁江先生（提名委員會主席）及三位獨立非執行董事 Gerard Joseph McMahon 先生、譚惠珠小姐及李嘉強先生組成。提名委員會之主要職責包括負責物色合資格人選成為董事會成員，並就董事委任及重新委任向董事會提出推薦建議。

於截至二零零六年六月三十日止六個月內，提名委員會舉行過一次會議研究有關事宜。

審閱中期業績

審核委員會已審閱本集團截至二零零六年六月三十日止六個月之未經審核中期財務報告及中期報告。此外，本公司之核數師畢馬威會計師事務所已審閱上述中期財務報告。

購買、出售及贖回上市證券

於截至二零零六年六月三十日止六個月內，本公司或其任何附屬公司並無購買、出售或贖回本公司任何於香港聯交所上市的證券。

中期股息

董事會宣佈就截至二零零六年六月三十日止六個月派發中期股息每股1.5港仙（截至二零零五年六月三十日止六個月：無）。中期股息將於二零零六年十月十八日派發予二零零六年十月五日名列本公司股東名冊之股東。

暫停辦理股份過戶登記

本公司將於二零零六年十月四日及二零零六年十月五日暫停辦理股份過戶登記手續。欲獲派發中期股息之股東，必須於二零零六年十月三日下午四時三十分前將所有過戶文件連同有關股票送交本公司之股份過戶登記處香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712－1716室。

承董事會命
主席
梁江

香港，二零零六年九月十五日

CORPORATE INFORMATION

Board of Directors

Executive Directors

LIANG Jiang *(Chairman)*
TAN Yunbiao *(General Manager)*
TSANG Hon Nam *(Chief Financial Officer)*

Non-executive Directors

ZHAO Leili
LUO Fanyu
HOU Zhuobing

Independent Non-executive Directors

Gerard Joseph McMAHON
TAM Wai Chu, Maria
LI Kar Keung, Caspar

Company Secretary

CHEUNG Mo Ching

Auditors

KPMG
Certified Public Accountants
8th Floor, Prince's Building
10 Chater Road Central
Hong Kong

Principal Bankers

The Hongkong and Shanghai Banking Corporation Limited
Industrial and Commercial Bank of China (Asia) Limited
Nanyang Commercial Bank, Limited

Registered Office

22/F., Tesbury Centre
No. 24–32 Queen's Road East
Hong Kong
Telephone: (852) 2828 3938
Facsimile: (852) 2583 9288
Website: http://www.gdguangnan.com

Share Registrar

Computershare Hong Kong Investor Services Limited
Rooms 1712–1716
17th Floor
Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

Share Information

Place of Listing	Main Board of The Stock Exchange of Hong Kong Limited
Stock Code	1203
Board lot	2000 shares
Financial year end	31 December

Shareholders' Calendar

Closure of Register of Members	4 October 2006 and 5 October 2006
Interim Dividend	HK1.5 cents per share
Payable	18 October 2006

The Board of Directors (the "Board") of Guangnan (Holdings) Limited (the "Company") is pleased to announce the unaudited consolidated interim results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2006 together with comparative figures. The results have been reviewed by the Company's auditors, KPMG, and the Company's audit committee.

INTERIM RESULTS

Consolidated profit and loss account for the six months ended 30 June 2006 — unaudited

(Expressed in Hong Kong dollars)

		Six months ended 30 June	
		2006	2005
	Note	***$'000***	*$'000*
Turnover	2	**622,781**	399,791
Cost of sales		**(541,695)**	(343,515)
Gross profit		**81,086**	56,276
Other revenue		**6,532**	7,248
Other net income	3	**8,585**	215
Distribution costs		**(10,913)**	(5,870)
Administrative expenses		**(23,538)**	(15,945)
Other operating expenses		**(6,500)**	(40)
Profit from operations		**55,252**	41,884
Non-operating income		**—**	44,509
Net valuation gains on investment properties		**5,867**	22,149
Finance costs	4(a)	**(1,436)**	—
Share of profits less losses of associates		**11,762**	11,954
Profit before taxation	4	**71,445**	120,496
Income tax	5	**(10,409)**	(885)
Profit for the period		**61,036**	119,611

Consolidated profit and loss account for the six months ended 30 June 2006 — unaudited
(continued)
(Expressed in Hong Kong dollars)

	Note	Six months ended 30 June	
		2006	2005
		$'000	*$'000*
Attributable to:			
Equity shareholders of the Company		**58,624**	117,355
Minority interests		**2,412**	2,256
Profit for the period		**61,036**	119,611
Transfer to other reserves		**1,734**	876
Earnings per share			
Basic	7(a)	**6.5 cents**	13.0 cents
Diluted	7(b)	**6.5 cents**	13.0 cents

The notes on pages 10 to 22 form part of this interim financial report.

Consolidated balance sheet at 30 June 2006 — unaudited

(Expressed in Hong Kong dollars)

	Note	**At 30 June 2006 $'000**	At 31 December 2005 $'000
Non-current assets			
Fixed assets			
— Investment properties		**214,533**	207,496
— Other property, plant and equipment	8(a)	**315,860**	167,580
— Interest in leasehold land held for own use under operating leases		**58,533**	59,330
		588,926	434,406
Interest in associates		**170,612**	176,003
Other non-current financial assets		**46**	46
		759,584	610,455
Current assets			
Trading securities		**3,059**	3,059
Inventories	9	**157,280**	236,259
Trade and other receivables	10	**301,645**	291,986
Cash and cash equivalents	11	**186,139**	96,871
		648,123	628,175
Current liabilities			
Bank loans secured by bill receivables		**116,954**	26,991
Trade and other payables	12	**223,727**	200,604
Current taxation		**17,832**	19,602
		358,513	247,197
Net current assets		**289,610**	380,978
Total assets less current liabilities		**1,049,194**	991,433

Consolidated balance sheet at 30 June 2006 — unaudited *(continued)*

(Expressed in Hong Kong dollars)

	Note	**At 30 June 2006** ***$'000***	At 31 December 2005 *$'000*
Non-current liabilities			
Deferred tax liabilities		**14,908**	12,217
Net assets		**1,034,286**	979,216
Capital and reserves			
Share capital	13	**450,792**	450,792
Reserves		**555,707**	499,090
Total equity attributable to equity shareholders of the Company	13	**1,006,499**	949,882
Minority interests	13	**27,787**	29,334
Total equity	13	**1,034,286**	979,216

The notes on pages 10 to 22 form part of this interim financial report.

Consolidated statement of changes in equity for the six months ended 30 June 2006 — unaudited

(Expressed in Hong Kong dollars)

		Six months ended 30 June			
		2006		2005	
	Note	***$'000***	***$'000***	*$'000*	*$'000*
Total equity at 1 January:					
Attributable to:					
— Equity shareholders of the Company	13	**949,882**		760,915	
— Minority interests	13	**29,334**		24,786	
At 1 January	13		**979,216**		785,701
Net income for the period recognised directly in equity:					
Exchange difference on translation of financial statements of subsidiaries outside Hong Kong	13	**5,232**		(270)	
Share of associates' reserves	13	**1,659**		(26)	
			6,891		(296)
Net profit for the period:					
Net profit for the period	13		**61,036**		119,611
Total recognised income and expense for the period carried forward			**67,927**		119,315

Consolidated statement of changes in equity for the six months ended 30 June 2006 — unaudited *(continued)*

(Expressed in Hong Kong dollars)

	Note	Six months ended 30 June 2006 $'000	2006 $'000	2005 $'000	2005 $'000
Total recognised income and expense for the period brought forward			**67,927**		119,315
Attributable to:					
— Equity shareholders of the Company		**65,275**		117,074	
— Minority interests		**2,652**		2,241	
		67,927		119,315	
Dividends declared to:					
— minority shareholders	13		**(4,199)**		(2,212)
— equity shareholders of the Company			**(13,524)**		—
			(17,723)		(2,212)
Capital contribution by minority shareholders	13		—		2,207
Movements in equity arising from capital transactions:					
Equity settled share-based transactions	13		**4,866**		—
Total equity at 30 June	13		**1,034,286**		905,011

The notes on pages 10 to 22 form part of this interim financial report.

Condensed consolidated cash flow statement for the six months ended 30 June 2006 — unaudited

(Expressed in Hong Kong dollars)

		Six months ended 30 June	
		2006	2005
	Note	***$'000***	*$'000*
Cash generated from/(used in) operations		**111,035**	(22,770)
Tax paid		**(9,617)**	(5,840)
Net cash from/(used in) operating activities		**101,418**	(28,610)
Net cash used in investing activities		**(88,917)**	(23,189)
Net cash from financing activities		**76,439**	—
Increase/(decrease) in cash and cash equivalents		**88,940**	(51,799)
Cash and cash equivalents at 1 January	11	**96,871**	288,749
Effect of foreign exchange rates changes		**328**	—
Cash and cash equivalents at 30 June	11	**186,139**	236,950

The notes on pages 10 to 22 form part of this interim financial report.

Notes to the unaudited interim financial report

(Expressed in Hong Kong dollars)

1. Basis of preparation

This interim financial report has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including compliance with Hong Kong Accounting Standard ("HKAS") 34, Interim financial reporting, issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). It was authorised for issuance on 15 September 2006.

The interim financial report has been prepared in accordance with the same accounting policies adopted in the 2005 annual financial statements.

The preparation of the interim financial report in conformity with HKAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

This interim financial report contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2005 annual financial statements. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for a full set of financial statements prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs").

The interim financial report is unaudited, but has been reviewed by the Audit Committee of the Company and by the auditors, KPMG, in accordance with Statement of Auditing Standards 700, Engagements to review interim financial reports, issued by the HKICPA. KPMG's independent review report to the Board of Directors is included on page 23.

The financial information relating to the financial year ended 31 December 2005 that is included in the interim financial report as being previously reported information does not constitute the Company's statutory financial statements for that financial year but is derived from those financial statements. Statutory financial statements for the year ended 31 December 2005 are available from the Company's registered office. The auditors have expressed an unqualified opinion on those financial statements in their report dated 19 April 2006.

2. Turnover and segment reporting

The Group's primary format for reporting segment information is business segments. Revenue from external customers (turnover) represents the sales value of goods supplied to customers and rental income.

Business segments

The Group comprises the following main business segments:

Tinplating	:	Production and sales of tinplate and related products which are used as packaging materials for food processing manufacturers
Foodstuffs distribution and trading	:	Distribution, purchase and sale of foodstuffs
Property leasing	:	Leasing of properties to generate rental income

2. Turnover and segment reporting *(continued)*

	Tinplating $'000	Foodstuffs distribution and trading $'000 Note (i)	Property leasing $'000	Inter-segment elimination $'000	Unallocated $'000	Consolidated $'000
Period ended 30 June 2006						
Revenue from external customers	**569,047**	**42,149**	**11,585**	—	—	**622,781**
Inter-segment revenue	**1,038**	**115**	**71**	**(1,224)**	—	—
Other revenue from external customers	—	—	—	—	**13,460**	**13,460**
Total	**570,085**	**42,264**	**11,656**	**(1,224)**	**13,460**	**636,241**
Segment result	**35,661**	**8,381**	**8,159**	—	—	**52,201**
Unallocated operating income and expenses						**3,051**
Profit from operations						**55,252**

Notes:

(i) During the period, foodstuffs trading and live and fresh foodstuffs distribution have been combined into one business segment consistent with the Group's system of internal financial reporting. The comparative figures have been adjusted to conform with current period's presentation.

(ii) The directors consider that change in fair value on investment properties does not constitute part of the Group's operating performance. As a result, net valuation gains or losses on investment properties are included after profit from operations. The comparative figures have been adjusted to conform with the current period's presentation.

	Tinplating $'000	Foodstuffs distribution and trading $'000 Note (i)	Property leasing $'000	Inter-segment elimination $'000	Unallocated $'000	Consolidated $'000
Period ended 30 June 2005						
Revenue from external customers	332,477	54,407	12,907	—	—	399,791
Inter-segment revenue	977	—	56	(1,033)	—	—
Other revenue from external customers	—	—	—	—	5,160	5,160
Total	333,454	54,407	12,963	(1,033)	5,160	404,951
Segment result	24,246	7,714	9,287	—	—	41,247
Unallocated operating income and expenses						637
Profit from operations						41,884

3. Other net income

	Note	Six months ended 30 June 2006 $'000	2005 $'000
Write-back of long-outstanding payables	(i)	**3,444**	—
Recovery of bad debts	(ii)	**1,034**	—
Exchange gain		**4,109**	182
Others		**(2)**	33
		8,585	215

Notes:

(i) The amount mainly represents the write-back of liabilities which have been outstanding for a long period of time with no demand for settlement. The directors are of the opinion that the creditors will not lodge claims against the Group.

(ii) The amount mainly represents the recovery of bad debts previously provided for or written off to the consolidated profit and loss account as the recoverability was in doubt. During the period, certain of these bad debts were recovered and the related provisions were written back to the consolidated profit and loss account accordingly.

4. Profit before taxation

Profit before taxation is arrived at after charging/(crediting):

	Note	Six months ended 30 June 2006 $'000	2005 $'000
(a) Finance costs:			
Interest on bank borrowings wholly repayable within 5 years (discounted bills)		**1,436**	—
(b) Staff costs:			
Net contributions paid to defined contribution plans		**1,123**	497
Salaries, wages and other benefits		**12,874**	12,127
Equity settled share-based payment expenses		**4,866**	—
		18,863	12,624

4. Profit before taxation *(continued)*

Profit before taxation is arrived at after charging/(crediting): (continued)

	Note	Six months ended 30 June 2006 $'000	2005 $'000
(c) Other items:			
Amortisation of land lease premium		**888**	123
Depreciation		**5,450**	2,464
Dividend income from trading securities		**(118)**	(118)
Operating lease charges in respect of properties		**473**	297
Share of associates' taxation	(i)	**3,414**	3,679
Rentals *receivable* from investment properties less direct outgoings of $748,000 (30 June 2005: $801,000)		**(10,837)**	(12,106)

Note:

(i) Income tax for associates established and operating in the PRC is calculated based on the applicable rates of income tax ruling in the relevant provinces or economic zones in the PRC.

5. Income tax in the consolidated profit and loss account

Taxation in the consolidated profit and loss account represents:

	Note	Six months ended 30 June 2006 $'000	2005 $'000
Current tax — Provision for Hong Kong Profits Tax			
Provision for Hong Kong Profits Tax at 17.5% on the estimated assessable profits for the period		**1,038**	1,522
Current tax — the PRC			
Tax for the period		**6,827**	9,196
Under-provision in respect of prior years		**—**	612
Tax refund for re-investment	(i)	**—**	(12,030)
		6,827	(2,222)
Deferred tax			
Origination and reversal of temporary differences		**2,544**	1,585
	(ii)	**10,409**	885

5. Income tax in the consolidated profit and loss account *(continued)*

Taxation in the consolidated profit and loss account represents: (continued)

Notes:

(i) The Group successfully obtained tax refunds of PRC Enterprise Income Tax from the Tax Bureau of Zhongshan following the capitalisation of retained earnings of Zhongshan Zhongyue Tinplate Industrial Co., Ltd ("Zhongyue Tinplate") during the year ended 31 December 2004.

(ii) Income tax for subsidiaries established and operating in other places within the PRC is calculated based on the applicable rates of income tax ruling in the relevant provinces or economic zones in the PRC.

(iii) Zhongyue Tinplate is entitled to a tax holiday of a tax-free period for the first and second years and a 50% reduction in the income tax rate for the third to fifth years on its third production line. According to the approval from Tax Bureau of Zhongshan, the proportion of income tax exempted arising from Zhongyue Tinplate's third production line is determined based on the 40% of the Zhongyue Tinplate's overall taxable income.

6. Dividends

(a) *Dividend attributable to the period*

	Six months ended 30 June	
	2006	2005
	$'000	*$'000*
Interim dividend declared and paid after the period of 1.5 cents per ordinary share (30 June 2005: Nil)	**13,524**	—

The interim dividend has not been recognised as a liability at the balance sheet date.

(b) *Dividend attributable to the previous financial year, approved and paid during the period*

	Six months ended 30 June	
	2006	2005
	$'000	*$'000*
Final dividend in respect of the previous financial year, approved and paid during the period of 1.5 cents per ordinary share (30 June 2005: Nil) (Note 13)	**13,524**	—

7. Earnings per share

(a) *Basic earnings per share*

The calculation of basic earnings per share is based on the profit attributable to ordinary equity shareholders of the Company of $58,624,000 (30 June 2005: $117,355,000) and the number of 901,583,285 (30 June 2005 (restated): 901,583,285) ordinary shares in issue during the period.

Pursuant to the share consolidation of the Company whereby ten ordinary shares of nominal value of $0.05 each were consolidated into one ordinary share of nominal value of $0.5 each in December 2005, the basic earnings per share for the period ended 30 June 2005 has been adjusted accordingly.

(b) *Diluted earnings per share*

The calculation of diluted earnings per share for the period ended 30 June 2006 is based on the profit attributable to ordinary equity shareholders of the Company of $58,624,000 and the weighted average number of ordinary shares of 901,725,417 after adjusting for the effects of all dilutive potential ordinary shares under the Company's share option schemes. The diluted earnings per share for the period ended 30 June 2005 is the same as the basic earnings per share as the potential ordinary shares outstanding during the period ended 30 June 2005 were anti-dilutive.

8. Fixed assets

(a) *Acquisitions and disposals*

During the six months ended 30 June 2006, the Group acquired items of property, plant and equipment with a cost of $155,672,000 (30 June 2005: $37,016,000).

(b) *Valuation of investment properties*

Investment properties situated in Hong Kong carried at fair value were revalued on an open market value basis at 30 June 2006 by an independent firm of surveyors, RHL Appraisal Limited, who have among their staff Fellows of Hong Kong Institute of Surveyors. Investment properties situated in the Mainland China carried at fair value were revalued by an independent firm of valuers in the PRC, 廣州朗欅會計事務所有限公司 — 中國註冊房地產估價師, on an open market value basis. Based on the valuations, a net gain of $5,867,000 (30 June 2005: $22,149,000), and deferred tax thereon of $1,738,000 (30 June 2005: $1,585,000), have been included in the consolidated profit and loss account.

(c) *Impairment losses*

Based on management's assessment of the recoverable amount of certain fixed assets, an impairment loss of $3,178,000 has been recognised and included in other operating expenses in the consolidated profit and loss account. The estimate of the recoverable amount is based on a valuation by an independent firm of valuers in the PRC, Guangdong Yangcheng CPAs Co., Ltd, on an open market value basis. The carrying amount of the fixed assets after provision for the impairment loss amounted to $10,400,000 as at 30 June 2006.

8. **Fixed assets** *(continued)*

(d) *Leases*

The Group leases out investment properties under operating leases. The leases run for an initial period of one to twenty eight years, with an option to renew the lease after that date at which time all terms are renegotiated. None of the leases includes contingent rentals.

The gross carrying amount of investment properties of the Group held for use in operating leases was $214,533,000 (31 December 2005: $207,496,000).

9. **Inventories**

Inventories in the consolidated balance sheet comprise:

	At 30 June 2006	At 31 December 2005
	$'000	*$'000*
Raw materials	**93,158**	142,343
Finished goods	**61,781**	88,183
Spare parts and consumables	**2,341**	5,733
	157,280	236,259

Based on management's assessment of the net realisable value of certain spare parts and consumables, the amount of write-down of inventories to estimated net realisable value during the period amounted to $3,156,000 (30 June 2005: Nil), which is included in other operating expenses in the consolidated profit and loss account.

10. **Trade and other receivables**

Included in trade and other receivables are trade debtors and bill receivables (net of provision for bad and doubtful debts) with the following ageing analysis based on invoice date:

	At 30 June 2006	At 31 December 2005
	$'000	*$'000*
Within 1 month	**130,979**	76,003
1 to 3 months	**132,044**	74,666
More than 3 months but less than 12 months	**31,757**	63,210
	294,780	213,879

The Group maintains a credit policy ranging from advance payment to not more than 180 days (31 December 2005: 180 days).

11. Cash and cash equivalents

Analysis of the balances of cash and cash equivalents is set out below:

	Note	**At 30 June 2006** **$'000**	At 31 December 2005 *$'000*
Deposits with banks		**79,817**	47,815
Cash at bank and in hand		**106,322**	49,056
	(i)	**186,139**	96,871

Note:

(i) Included in cash and cash equivalents is a balance of RMB56,108,000 (31 December 2005: RMB29,049,000). Renminbi is not a freely convertible currency in the PRC and the remittance of funds out of the PRC is subject to the exchange restriction imposed by the PRC government.

12. Trade and other payables

Included in trade and other payables are trade creditors with the following ageing analysis:

	At 30 June 2006 **$'000**	At 31 December 2005 *$'000*
Due within 1 month or on demand	**98,782**	95,447

13. Capital and reserves

		Attributable to equity shareholders of the Company									
	Note	Share capital *$'000*	Share premium *$'000*	Capital redemption reserve *$'000*	Capital reserve *$'000*	Exchange reserve *$'000*	Other reserves *$'000*	Accumulated losses *$'000*	Total *$'000*	Minority interests *$'000*	Total equity *$'000*
At 1 January 2005		901,583	1,747,098	971	48,814	(948)	1,450	(1,938,053)	760,915	24,786	785,701
Exchange difference on translation of financial statements of subsidiaries outside Hong Kong		—	—	—	—	(255)	—	—	(255)	(15)	(270)
Transfer to statutory reserves		—	—	—	—	—	876	(876)	—	—	—
Share of associates' reserves		—	—	—	—	(26)	—	—	(26)	—	(26)
Dividend declared to minority shareholders		—	—	—	—	—	—	—	—	(2,212)	(2,212)
Capital contribution by minority shareholders		—	—	—	—	—	—	—	—	2,207	2,207
Profit for the period		—	—	—	—	—	—	117,355	117,355	2,256	119,611
At 30 June 2005		901,583	1,747,098	971	48,814	(1,229)	2,326	(1,821,574)	877,989	27,022	905,011

13. Capital and reserves *(continued)*

	Note	Share capital $'000	Share premium $'000	Capital redemption reserve $'000	Capital reserve $'000	Exchange reserve $'000	Special capital reserve $'000	Other reserves $'000	(Accumulated losses)/ retained profits $'000	Total $'000	Minority interests $'000	Total equity $'000
		Attributable to equity shareholders of the Company										
At 1 July 2005		901,583	1,747,098	971	48,814	(1,229)	—	2,326	(1,821,574)	877,989	27,022	905,011
Exchange difference on translation of financial statements of subsidiaries outside Hong Kong		—	—	—	—	9,892	—	—	—	9,892	552	10,444
Transfer to statutory reserves		—	—	—	—	—	—	457	(457)	—	—	—
Share of associates' reserves		—	—	—	—	3,635	—	—	—	3,635	—	3,635
Dividend declared to minority shareholders		—	—	—	—	—	—	—	—	—	(20)	(20)
Reserve realised upon liquidation of a subsidiary		—	—	—	—	(38)	—	—	—	(38)	—	(38)
Elimination upon capital reorganisation		(450,791)	(1,747,098)	(971)	(48,157)	—	107,440	—	2,139,577	—	—	—
Profit for the period		—	—	—	—	—	—	—	58,404	58,404	1,780	60,184
At 31 December 2005		450,792	—	—	657	12,260	107,440	2,783	375,950	949,882	29,334	979,216

	Note	Share capital $'000	Share premium $'000	Capital redemption reserve $'000	Capital reserve $'000	Exchange reserve $'000	Special capital reserve $'000	Other reserves $'000	Retained profits $'000	Total $'000	Minority interests $'000	Total equity $'000
		Attributable to equity shareholders of the Company										
At 1 January 2006		450,792	—	—	657	12,260	107,440	2,783	375,950	949,882	29,334	979,216
Exchange difference on translation of financial statements of subsidiaries outside Hong Kong		—	—	—	—	4,992	—	—	—	4,992	240	5,232
Equity settled share-based transactions	(i)	—	—	—	4,866	—	—	—	—	4,866	—	4,866
Share of associates' reserves		—	—	—	—	1,659	—	—	—	1,659	—	1,659
Transfer to statutory reserves		—	—	—	—	—	—	1,734	(1,734)	—	—	—
Dividends declared to minority shareholders		—	—	—	—	—	—	—	—	—	(4,199)	(4,199)
Dividends paid to shareholders	6(b)	—	—	—	—	—	—	—	(13,524)	(13,524)	—	(13,524)
Profit for the period		—	—	—	—	—	—	—	58,624	58,624	2,412	61,036
At 30 June 2006		450,792	—	—	5,523	18,911	107,440	4,517	419,316	1,006,499	27,787	1,034,286

13. Capital and reserves *(continued)*

(i) *Equity settled share-based transactions*

On 9 March 2006, 11,770,000 share options were granted for nominal consideration to employees, directors and non-executive directors of the Company under the Company's share option scheme (no share option was granted during the six months ended 30 June 2005). Each option gives the holder the right to subscribe for one ordinary share of $0.50 each of the Company. These share options will vest on 9 June 2006 and then be exercisable until 8 March 2016. The exercise price is $1.66, being the average closing price of the Company's ordinary shares for the five business days immediately preceding the date of grant of the share options.

No option was exercised during the six months ended 30 June 2006 (30 June 2005: nil).

Total options outstanding at 30 June 2006 are 23,560,000 (31 December 2005: 11,790,000) and the weighted average exercise price is $1.609 (31 December 2005: $1.557).

14. Retirement benefits scheme

The Group operates a Mandatory Provident Fund Scheme (the "MPF Scheme") under the Hong Kong Mandatory Provident Fund Schemes Ordinance for employees in Hong Kong under the jurisdiction of the Hong Kong Employment Ordinance. The assets of the MPF Scheme are held separately from those of the Group and administered by an independent trustee. Under the MPF Scheme, the Group and its employees are each required to make a contribution to the Scheme at 5% of the employees' relevant income, subject to a cap of monthly relevant income of $20,000 (the "Cap"). The amounts in excess of the Cap are contributed to the MPF Scheme by both employers and employees as voluntary contributions. Mandatory contributions to the MPF Scheme are vested to the employees immediately. Any unvested balance from voluntary contributions is refunded to the Group.

Employees engaged by the Group outside Hong Kong are covered by the appropriate local defined contribution schemes pursuant to the local labour rules and regulations.

The Group's pension cost charged to the profit and loss account for the six months ended 30 June 2006 was $1,123,000 (30 June 2005: $497,000).

15. Commitments

(a) *Capital commitments outstanding at 30 June 2006 not provided for in the financial statements were as follows:*

	At 30 June 2006	At 31 December 2005
	$'000	*$'000*
Contracted for	**162,399**	131,433
Authorised but not contracted for	**43,089**	168,005
	205,488	299,438

(b) *At 30 June 2006, the total future minimum lease payments under non-cancellable operating leases of properties are payable as follows:*

	At 30 June 2006	At 31 December 2005
	$'000	*$'000*
Within 1 year	**815**	697
After 1 year but within 5 years	**142**	385
	957	1,082

The Group leases a number of properties under operating leases. The leases run for an initial period of one to three years, with an option to renew the lease when all the terms are renegotiated. None of the leases includes contingent rentals.

(c) At 30 June 2006, the Company is committed to provide finance of $6,489,000 (31 December 2005: $6,489,000) to an associate of the Group.

16. Material related party transactions

Other than those disclosed elsewhere in the interim financial report, the Group entered into the following material related party transactions.

(a) *Material related party transactions during the period are summarised as follows:*

		Six months ended 30 June	
		2006	2005
	Note	***$'000***	*$'000*
Sales of goods to related companies	(i)	**—**	1,180
Purchases of goods from related companies	(i)	**476**	608
Provision of electricity/water and leasing services to fellow subsidiaries		**2,092**	1,665
Maintenance fee paid to the immediate holding company		**189**	204

Note:

(i) Related companies to/from which goods were sold and purchased include associates.

(b) *Transactions with other state-controlled entities in the PRC*

The Group is a state-controlled entity and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government ("state-controlled entities") through its government authorities, agencies, affiliations and other organisations.

Other than those transactions disclosed above, the Group also conducts business activities with other state-controlled entities which include but are not limited to the following:

— Sales and purchase of goods and ancillary materials;

— Rendering and receiving services;

— Lease of assets;

— Purchase of property, plant and equipment; and

— Obtaining finance.

These transactions are conducted in the ordinary course of the Group's business on terms comparable to those with other entities that are not state controlled. The Group has established its buying, pricing strategy and approval process for purchases and sales of products and services. Such buying, pricing strategy and approval process do not depend on whether the counterparties are state-controlled entities or not.

16. Material related party transactions *(continued)*

(b) *Transactions with other state-controlled entities in the PRC (continued)*

Having considered the potential transactions impacted by related party relationships, the entity's pricing strategy, buying and approval process, and what information would be necessary for an understanding of the potential effects of the transactions on the financial statements, the directors are of the opinion that there are no other transactions that require disclosure as related party transactions.

(c) *Key management personnel remuneration*

Remuneration for key management personnel, including amounts paid to the Company's directors is as follows:

	Six months ended 30 June	
	2006	2005
	$'000	*$'000*
Short-term employee benefits	**1,555**	1,553
Post-employment benefits	**239**	237
Equity compensation benefits	**1,778**	—
	3,572	1,790

17. Non-adjusting post balance sheet events

On 13 September 2006, the Group entered the contracts to acquire from the minority shareholder the 5% equity interest and dividend payable respectively in Zhongyue Tinplate and Zhongshan Shan Hai Industrial Co., Ltd ("Shanhai") for a consideration of US$499,000.

Zhongyue Tinplate and Shanhai will become wholly-owned subsidiaries of the Company when the approval is obtained from the relevant PRC authorities.

18. Possible impact of amendments, new standards and interpretations issued but not yet effective for the annual accounting period ending 31 December 2006

Up to the date of issue of this interim financial report, the HKICPA has issued the following amendments, new standards and interpretations which are not yet effective for the accounting period ending 31 December 2006:

	Effective for accounting periods beginning on or after
HKFRS 7, Financial instruments: disclosures	1 January 2007
Amendments to HKAS 1, Presentation of financial statements: capital disclosures	1 January 2007

The above amendments, new standards and interpretations were not applied in this interim financial report because the directors expect that the Group will not early apply them, where applicable when preparing the Group's annual financial statements for the year ending 31 December 2006.

The Group is in the process of making an assessment of the impact of these amendments, new standards and new interpretations in the period of initial application and has so far concluded that the adoption of them is unlikely to have a significant impact on the Group's results of operations and financial position.



INDEPENDENT REVIEW REPORT TO THE BOARD OF DIRECTORS OF GUANGNAN (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability)

INTRODUCTION

We have been instructed by the Company to review the interim financial report set out on pages 3 to 22.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard 34 "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants. The interim financial report is the responsibility of, and has been approved by, the directors.

It is our responsibility to form an independent conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

REVIEW WORK PERFORMED

We conducted our review in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports" issued by the Hong Kong Institute of Certified Public Accountants. A review consists principally of making enquiries of group management and applying analytical procedures to the interim financial report and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the interim financial report.

REVIEW CONCLUSION

On the basis of our review, which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30 June 2006.

KPMG
Certified Public Accountants

Hong Kong, 15 September 2006

RESULTS

For the first half of 2006, the Group's unaudited consolidated profit attributable to equity shareholders of the Company was HK$58,624,000, representing a decrease of 50.0%, compared with HK$117,355,000 of the corresponding period last year. Excluding factors such as net valuation gains on investment properties, non-operating income and tax refund for re-investment, operating profit was HK$55,252,000, representing an increase of 31.9% compared to the corresponding period last year. Basic earnings per share was HK6.5 cents, a decrease of 50.0% from HK13.0 cents (restated) of the corresponding period last year.

INTERIM DIVIDEND

The Board declared the payment of interim dividend for the six months ended 30 June 2006 of HK1.5 cents per share (six months ended 30 June 2005: Nil).

BUSINESS REVIEW

During the period under review, consolidated turnover was HK$622,781,000, representing a significant increase of HK$222,990,000, or 55.8%, from HK$399,791,000 of the corresponding period last year. Such increase was mainly attributable to the growth in the tinplating business. In respect of the tinplating business, since the new production line has been put into operation and there was a sufficient supply of black-plates, the production and sales volume have increased while the turnover has increased substantially by HK$236,570,000, or 71.2%. The increase in consolidated turnover drove the increase in profit from operations. The profit from operations of the period was HK$55,252,000, an increase of 31.9% comparing to HK$41,884,000 of the corresponding period last year.

During the period, we fully leveraged our production capacity of 200,000 tonnes of tinplates to achieve 83.5% in the semi-annual utilization rate of production capacity, comparing to 74% of the same period last year, breaking a new record in the half-year production and sales since the establishment of the tinplating business. As the core business of the Group, its profit contribution to the Group's profit from operations increased from 57.9% of the first half of last year to 64.5% of this period, bringing a more stable profit source to the Group.

Tinplating

During the first half of 2006, the tinplate production and sales volume of Zhongshan Zhongyue Tinplate Industrial Co., Ltd ("Zhongyue Tinplate"), a subsidiary of the Group, amounted to 83,482 tonnes and 88,694 tonnes, a substantial increase of 87.9% and 122.5% respectively when compared with the corresponding period last year. The turnover amounted to HK$569,047,000, representing an increase of 71.2% comparing to the same period last year. Operating profit was HK$35,661,000, an increase of HK$11,415,000, or 47.1% comparing to the same period last year. The increase would have reached 73.2% if excluding the impairment loss of HK$6,334,000 arising from the closure of power plant due to the surging oil price. The tinplating business made the greatest profit contribution to the Group, with its turnover and operating profit accounting for 91.4% and 64.5% of the Group's turnover and operating profit respectively.

The construction project of a factory for production of black-plates was not affected by the macro-economic austerity measures in the Mainland China and is currently under good progress. As at 30 June 2006, the work-in-progress amounted to HK$150,454,000, which was substantially internally funded by the Group. It is expected that such project will be put into commercial production early next year, thus resulting in lowering the production cost and its entry to the diversified tinplating market.

Being a prestigious tinplate manufacturer in the Mainland China, Zhongyue Tinplate was awarded the "Top Brand-Named Packaging Product in China" for its tinplate and tin-free steel products in April this year. It is the only tinplate manufacturer gaining this award in the PRC. In the second half of the year, we will continue to exploit our brand and technological advantages in order to gain further market share.

To accelerate the pace of development of Zhongyue Tinplate, the Group will acquire 5% equity interest from the PRC minority shareholders. After the acquisition, Zhongyue Tinplate will become a wholly-owned subsidiary of the Group. A share transfer agreement has already been signed on 13 September this year. Completion of the acquisition is subject to the approval from the government authorities. The acquisition signifies greater room for expansion and development for Zhongyue Tinplate in the future.

Property Leasing

The Group's leasing properties included the plant and staff dormitory of Zhongyue Shan Hai Industrial Co., Ltd. ("Shanhai"), and the office building in Hong Kong. In the first half of 2006, the total turnover of leasing properties owned by the Group amounted to HK$11,585,000, a decrease of 10.2% compared with the same period last year. The profit from operations of leasing properties amounted to HK$8,159,000, representing a decrease of 12.1% as compared with the same period last year.

To accelerate the pace of development of Shanhai, the Group will acquire 5% equity interest from the PRC minority shareholders. After the acquisition, Shanhai will become a wholly-owned subsidiary of the Group. A share transfer agreement has already been signed on 13 September this year. Completion of the acquisition is subject to relevant government approval. The acquisition signifies greater room for expansion and development for Shanhai in the future.

Foodstuffs Distribution and Trading

During the first half of 2006, turnover of foodstuffs distribution and trading business amounted to HK$42,149,000. With the impact of the bird flu this year, it represented a decrease of HK$12,258,000, or 22.5% as compared with the same period last year. For the first six months of this year, the operating profit from foodstuffs distribution and trading increased by HK$667,000, or 8.6%, from the same period last year to HK$8,381,000.

Foodstuffs distribution and trading is the traditional business of the Group. By taking measures such as opening up new sources of revenue, reducing costs and improving services, the Group will continue to maintain its agency business and actively expand its trading business, so as to maintain its competitive edge and provide the Group with a stable income stream.

FINANCIAL POSITION

As at 30 June 2006, the Group's total assets amounted to HK$1,407,707,000, and total liabilities stood at HK$373,421,000, representing an increase of HK$169,077,000 and HK$114,007,000 respectively compared with the positions at the end of last year. The net current assets decreased from HK$380,978,000 at the end of last year to HK$289,610,000, and the current ratio (current assets divided by current liabilities) decreased from 2.54 as at the end of last year to 1.81. The Group has a very sound financial position, laying a solid foundation for future business expansion.

Liquidity and Financial Resources

As at 30 June 2006, the Group maintained cash and cash equivalent balances of HK$186,139,000, of which an amount equivalent to HK$54,503,000 was Renminbi and the remaining amounts were denominated in Hong Kong dollars and US dollars. The cash and cash equivalents increased by 92.2% comparing with the position at the end of last year.

As at 30 June 2006, the Group's interest-bearing borrowings totaled HK$116,954,000. Accordingly, the Group's gearing ratio, which was measured on the basis of the Group's total interest-bearing borrowings over the shareholders' fund was 11.6%. The Group's interest-bearing borrowings will be repaid by the proceeds from the bills discounted to the banks on maturity and carry interests (or discounted rates) at annual rates ranging from 1.92% to 3.24%.

As at 30 June 2006, the Group's total available banking facilities amounted to HK$352,266,000, HK$83,622,000 of which was issued with letters of credit, and HK$268,644,000 was unutilized banking facilities while discounting bills as mentioned above did not use up any banking facilities. With its cash and cash equivalents on hand and the recurring cash flows from its operations, the Group believes that it will have sufficient funds to meet its present operation requirements and to further develop its businesses in the foreseeable future.

Exchange Rate Exposure

The Group's assets, liabilities and transactions were primarily denominated in Hong Kong dollars, US dollars or Renminbi. As the exchange rates of these currencies were relatively stable during the period, the Group was not exposed to significant exchange risk. Foreign exchange gain for the period was HK$4,109,000.

EMPLOYEES AND REMUNERATION POLICIES

As at 30 June 2006, the Group had a total of 628 full-time employees, increased by 103 compared with that as at the end of 2005. Among them, 22 were based in Hong Kong and 606 were based in the Mainland China. The staff remuneration is determined in accordance with the duties, workload, skill requirements, hardship, working conditions and individual performance with reference to the prevailing industry practices. In 2006, the Group continued to implement control on the headcount, organization structure and payroll of each subsidiary. The performance bonus incentive scheme for the management remained effective. Through performance assessment of each subsidiary, performance bonus for various profit rankings was paid on basis of net cash inflow from operation and profit after taxation. In addition, bonus will be distributed to the management, key personnel and outstanding staff according to assessment results of individual performance. These incentive schemes have effectively improved the morale of our staff members. The Group has also adopted a share option scheme to reward, attract, retain and motivate excellent and brilliant participants for their contributions to the Group.

PROSPECTS

With the development of the metal packaging industry, especially in the Mainland China, the domestic and overseas demand for tinplates remained strong with promising prospects. The crucial factor for success of the tinplating business in the second half of the year is still the supply of black-plates. With the commencement of operations of the black-plate factory, self production and external purchasing can supply up to 300,000 tonnes of black-plates next year. The management is actively studying the development strategies for exploring new markets, including construction of a new tinplate plant in northern China, leveraging the existing brandname, technology and low cost advantages of Zhongyue Tinplate together with the resource advantage established gradually. By lowering logistics costs and increasing market share, we will strive continuously to strengthen and expand the core tinplating business, aiming to achieve better operating results.

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SECURITIES

As at 30 June 2006, the interests and short positions of the directors and the chief executive of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) which are required to be (i) notified to the Company and The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which the directors and the chief executive are taken or deemed to have under such provisions of the SFO); (ii) entered in the register kept by the Company pursuant to section 352 of the SFO; or (iii) notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code") as set out in Appendix 10 of the Rules Governing the Listing of Securities ("Listing Rules") on the Hong Kong Stock Exchange, were as follows:

Interests and short positions in the Company

(i) *Interest in ordinary shares*

Name of Director	Capacity/nature of interests	Number of ordinary shares held	Long/short position	Approximate percentage of holding
Liang Jiang	Personal	230,000	Long position	0.026%

Note: The number of ordinary shares of the Company in issue as at 30 June 2006 was 901,583,285.

(ii) *Interests in options relating to ordinary shares*

Name of Director	Date of share options granted#	Number of options held as at 1 January 2006	Options granted Jan-Jun 2006		Period during which share options is exercisable*	Total consideration paid for share options granted	Price per ordinary share payable on exercise of options	Number of options exercised Jan-Jun 2006	Number of options held as at 30 June 2006	Share Price	
			Date #	Number						At share option grant date**	At share option exercise date
	(dd.mm.yy)	*('000)*	*(dd.mm.yy)*	*('000)*	*(dd.mm.yy)*	*(HK$)*	*(HK$)*	*('000)*	*('000)*	*(HK$)*	*(HK$)*
Liang Jiang	06.02.04	2,000	–	–	06.05.04–05.05.09	10	1.582	–	2,000	–	–
	–	–	09.03.06	2,000	09.06.06–08.03.16	1	1.660	–	2,000	1.610	–
Tan Yunbiao	06.02.04	1,500	–	–	06.05.04–05.05.09	10	1.582	–	1,500	–	–
	–	–	09.03.06	2,000	09.06.06–08.03.16	1	1.660	–	2,000	1.610	–
Tsang Hon Nam	–	–	09.03.06	300	09.06.06–08.03.16	1	1.660	–	300	1.610	–
Zhao Leili	–	–	09.03.06	200	09.06.06–08.03.16	1	1.660	–	200	1.610	–
Luo Fanyu	–	–	09.03.06	200	09.06.06–08.03.16	1	1.660	–	200	1.610	–
Liang Jianqin	–	–	09.03.06	200	09.06.06–08.03.16	1	1.660	–	200	1.610	–
Gerard Joseph McMahon	–	–	09.03.06	200	09.06.06–08.03.16	1	1.660	–	200	1.610	–
Tam Wai Chu, Maria	–	–	09.03.06	200	09.06.06–08.03.16	1	1.660	–	200	1.610	–
Li Kar Keung, Caspar	–	–	09.03.06	200	09.06.06–08.03.16	1	1.660	–	200	1.610	–

Category	Date of share options granted#	Number of options held as at 1 January 2006	Options granted Jan-Jun 2006		Period during which share options is exercisable*	Total consideration paid for share options granted	Price per ordinary share payable on exercise of options	Number of options exercised Jan-Jun 2006	Number of options held as at 30 June 2006	Share Price	
			Date #	Number						At share option grant date**	At share option exercise date
	(dd.mm.yy)	('000)	(dd.mm.yy)	('000)	(dd.mm.yy)	(HK$)	(HK$)	('000)	('000)	(HK$)	(HK$)
Employees and other participants	24.08.01	3,350	—	—	26.11.01–25.11.06	10	1.495	—	3,350	—	—
	06.02.04	4,940	—	—	06.05.04–05.05.09	10	1.582	—	4,940	—	—
	—	—	09.03.06	6,270	09.06.06–08.03.16	1	1.660	—	6,270	1.610	—

\# The vesting period of the share options is from the date of grant until the commencement of the exercisable period or the grantee's completion of half year's full time service with the Company or its subsidiaries, whichever is the later.

* If the last day of any of the option periods is not a business day in Hong Kong, the option period shall end at the close of business on the last business day preceding that day.

** The share price disclosed as "At share option grant date" is the closing price of the shares of the Company quoted on the Hong Kong Stock Exchange on the trading day immediately prior to the date of grant of the share options.

Details of share options granted during the period:

Date of grant	:	9 March 2006
Vesting period	:	9 March 2006 to 8 June 2006
Exercise period	:	9 June 2006 to 8 March 2016
Exercise price	:	HK$1.66 per share
Number of share options granted	:	11,770,000[#]

The fair value of share options granted on 9 March 2006 was HK$4,867,070 which was determined using binomial lattice option pricing model[##], and was recognised in the consolidated profit and loss account for the period. The weighted average fair value of share options granted during the period and the respective inputs and assumptions to the model were as follows:

Weighted average fair value of share option	:	HK$0.4135 per share
Risk-free interest rate	:	4.444%*, being the approximate yield of 10-year Exchange Fund Note traded on 9 March 2006
Expected volatility	:	39.4908%, being the annualised volatility of the closing price of the ordinary shares of the Company from 9 March 2005 to 9 March 2006
Expected dividend yield	:	2.564%, being historical dividend yield
Expected life of share options	:	10 years
Assumptions	:	There is no material difference between the expected volatility over the whole life of the options and the historical volatility of the ordinary shares of the Company over the period from 9 March 2005 to 9 March 2006.

Effects of early exercise factors were also considered in calculating the fair value of share options.

No forfeiture clause was contained in the relevant share option scheme.

In prior years, in order to comply with Rule 17.08 of the Listing Rules, Black-Scholes option pricing model was adopted by the Company to calculate the theoretical value of share options granted for disclosure purpose only. With effect from 1 January 2005, in order to comply with Hong Kong Financial Reporting Standards No. 2, "Share-based payment", the Group has adopted a new policy for employee share options. Under the new policy, the Group recognizes the fair value of share options as an expense with a corresponding increase recognized in a capital reserve within equity. As binomial lattice option pricing model could capture assumption about early exercise of share option and is more appropriate for share options with relatively long contractual lives, the Group used binomial lattice model, instead of Black-Scholes model, to measure the fair value of share options granted.

The binomial lattice model (the "Model") is one of the option pricing models to estimate the fair value of an option. It should be noted that the Model requires the input of highly subjective assumptions, including the volatility of share price. Because changes in subjective input assumptions can materially affect the fair value estimate, in the directors' opinion, the fair value of the share options derived from the Model should not be interpreted as the market or actual value of the option.

* According to Rule 17.08 of the Listing Rules, the risk-free rate should be the rate prevailing on debt securities issued by the state, such as the Exchange Fund Notes in case of Hong Kong based entities.

CORPORATE GOVERNANCE AND OTHER INFORMATION

Code on Corporate Governance Practices

The Company has applied the principles and complied with the code provisions of the Code on Corporate Governance Practices ("CG Code") as set out in Appendix 14 of the Listing Rules throughout the six months ended 30 June 2006, with the exception that certain non-executive directors are not appointed for specific terms as non-executive directors are subject to retirement by rotation and re-election at annual general meetings in accordance with the Company's Articles of Association.

Model Code for Securities Transactions by Directors

The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules as the code of conduct regarding directors' securities transactions. All directors have confirmed, upon specific enquiry by the Company, that they have complied with the required standard set out in the Model Code throughout the six months ended 30 June 2006.

Audit Committee

The Company established an audit committee in 1999 and its terms of reference are in line with the CG Code. The Audit Committee comprises the three independent non-executive directors, Mr. Gerard Joseph McMahon (chairman of the Audit Committee), Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar. The principal duties of the Audit Committee include, *inter alia*, the review of the completeness, accuracy and fairness of the Company's financial reports and the Group's internal controls and risk management systems.

The Audit Committee holds regular meetings and it met three times during the six months ended 30 June 2006.

Compensation Committee

The Company established a compensation committee in 1999 and its terms of reference are in line with the CG Code. The Compensation Committee comprises the chairman of the Board, Mr. Liang Jiang, executive director and general manager, Mr. Tan Yunbiao, and the three independent non-executive directors, Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar (chairman of the Compensation Committee). The principal duties of the Compensation Committee include, inter alia, making recommendations to the Board relating to the Company's policy for directors' and senior management's

remuneration, determining the executive directors' and senior management's remuneration packages, reviewing and approving their performance-based remuneration and compensation payable for their loss of offices.

During the six months ended 30 June 2006, two meetings were held by the Compensation Committee to explore into relevant issues.

Nomination Committee

The Company established a nomination committee in June 2005. The Nomination Committee comprises the chairman of the Board, Mr. Liang Jiang who is also chairman of the Nomination Committee, and the three independent non-executive directors, Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar. The principal duties of the Nomination Committee include, *inter alia*, identifying suitable and qualified individuals to become board member and making recommendation on appointment and reappointment of directors.

During the six months ended 30 June 2006, a meeting was held by the Nomination Committee to explore into relevant issues.

Review of Interim Results

The Audit Committee has reviewed the unaudited interim financial report and the interim report of the Group for the six months ended 30 June 2006. In addition, the Company's external auditors, KPMG, have also reviewed the aforesaid unaudited interim financial report.

PURCHASE, SALE AND REDEMPTION OF LISTED SECURITIES

During the six months ended 30 June 2006, neither the Company, nor any of its subsidiaries has purchased, sold or redeemed any of the Company's securities listed on the Hong Kong Stock Exchange.

INTERIM DIVIDEND

The Board has resolved to declare the payment of an interim dividend of HK1.5 cents (six months ended 30 June 2005: Nil) per share for the six months ended 30 June 2006. The interim dividend will be paid to the shareholders whose names appear on the Register of Members on 5 October 2006. The interim dividend will be paid on 18 October 2006.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members will be closed on 4 October 2006 and 5 October 2006, during these two days no transfer of shares will be effected. In order to qualify for the interim dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, of Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:30 p.m. on 3 October 2006.

By order of the Board
Liang Jiang
Chairman

Hong Kong, 15 September 2006

NEW MEMORANDUM

AND

NEW ARTICLES OF ASSOCIATION

(Reprinted with all amendments up to 9th June, 2006)

OF

GUANGNAN (HOLDINGS) LIMITED

廣南（集團）有限公司

(Name changed on 17th August, 1993)

Incorporated the
12th day of March 1982

Hong Kong

No. 109667
編號

(COPY)
CERTIFICATE OF INCORPORATION
公司更改名稱
ON CHANGE OF NAME
註册證書

I hereby certify that
本人茲證明

GUANGNAN HONG COMPANY LIMITED
(廣南行有限公司)

having by special resolution changed its name, is now incorporated under the name of
經通過特別決議案，已將其名稱更改，該公司現在之註册名稱爲

GUANGNAN (HOLDINGS) LIMITED
廣南（集團）有限公司

Given under my hand this Seventeenth day of August One Thousand Nine Hundred
簽署於一九九三年八月十七日。
and Ninety Three.

(Sd.) MRS. R. CHUN
....
P. *Registrar of Companies*
Hong Kong
香港公司註册處處長
(公司註册主任 秦梁素芳 代行)

No. 109667

(COPY)

CERTIFICATE OF INCORPORATION

I hereby certify that

GUANGNAN HONG COMPANY LIMITED
(廣南行有限公司)

is this day incorporated in Hong Kong under the Companies Ordinance, and that this company is limited.

Given under my hand this Twelfth day of March One Thousand Nine Hundred and Eighty-two.

(Signed)

....

for *Registrar of Companies,*
Hong Kong.

THE COMPANIES ORDINANCE (CHAPTER 32)

Company Limited by Shares

NEW MEMORANDUM OF ASSOCIATION

(Reprinted with all amendments up to 9th June, 2006)

OF

GUANGNAN (HOLDINGS) LIMITED

廣南（集團）有限公司

(Name changed on 17th August, 1993)

First:- The name of the Company is "GUANGNAN (HOLDINGS) LIMITED 廣南（集團）有限公司".

Second:- The Registered Office of the Company will be situate in Hong Kong.

Third:- The objects for which the Company is established are:-

(1) To carry on all or any of the businesses of general merchants, traders, commission agents, importers, exporters, shippers, and ship-owners, refrigerators, charterers, forwarding agents, sales agents and sub-agents for manufacturers, agents, and sub-agents for carriers, brokers and agents for brokers, purchasing agents, wharfingers, warehousemen, furnishers, tourist and travel agents, auctioneers, appraisers, valuers, surveyors, del credere agents, personal and promotional representatives, factors, shopkeepers, antique dealers, stevedores, packers, storers, fishermen and trawlers, saddlers, builders, building, engineering and general contractors, metallurgists, and undertakers of all kinds of works, enterprises of projects whatsoever.

(2) To import, export, buy, prepare, treat, manufacture, render marketable, sell, exchange, barter, pledge, charge, make advances on and otherwise deal in or turn to account produce, goods, materials, commodities, and merchandise generally in their prepared, manufactured or raw state and to undertake, carry on and execute all kinds of financial, commercial, trading, engineering and other manufacturing operations and all businesses wholesale or retail.

(3) To act as consultants, technical advisers, service agents, sales agents and replacement agents or any of the same in connection with the business aforesaid and as marketers, and sellers of electronic technology and as instructors of personnel in any manner in connection with all or any of the said businesses.

(4) To establish, provide and conduct or otherwise subsidize research laboratories and experimental workshops for scientific and technical research and experiments; to undertake and carry on scientific and technical research experiments and tests of all kinds; to promote studies and researches both scientific and technical investigations and inventions by providing, subsidizing, endowing or assisting laboratories, workshops, libraries, meeting and syndicates, chambers of commerce and trade conferences, and by providing or contributing to the remuneration of scientific or technical professors or teachers and by providing or contributing to the remuneration of scientific or technical professors or teachers and by providing or contributing to the award of scholarships, prizes, grants to students or otherwise and generally to encourage, promote and reward studies, research, investigations, experiments, tests and inventions of any kind that may he considered likely to assist any business which the Company is authorized to carry on.

(5) To acquire from any person, firm or body corporate or unincorporated, whether in Hong Kong or elsewhere in the world, technical information, know-how, processes, engineering and operating, data, plans, layouts and blue-prints useful for any of the businesses of the Company and to acquire any grant or licence and other rights and benefits in the foregoing matters and things.

(6) To invent, develop, improve, acquire, use, operate, dispose of and otherwise deal in and turn to account any engineering process or idea or any equipment, machinery or plant in connection therewith.

(7) To acquire by purchase, lease, exchange or otherwise land, buildings and hereditaments of any tenure or description and any estate or interest therein and any rights over or connected with land and to develop and to sell, lease, exchange and otherwise deal with the same.

(8) To carry on all or any of the businesses usually carried on by land companies, land investment companies, land mortgage companies, and building estate companies in all their several branches.

(9) To purchase, take on lease, or in exchange, rent, hire, take options over or otherwise acquire land (with or without buildings thereon) in Hong Kong and land (with or without buildings thereon) of any tenure outside Hong Kong and any estate or interest in, and any rights connected with any such lands.

(10) To develop and turn to account any land acquired by or in which the Company is interested, and in particular by laying out and preparing the same

for building purposes, constructing, altering, pulling down, decorating, maintaining, furnishing, fitting up, and improving buildings, and by planting, paving, draining, farming, cultivating, letting on building lease or building agreement and by advancing money to and entering into contracts and arrangement of all kinds with builders, tenants and others.

(11) To manage any buildings, whether belonging to the Company or not, or let the same or any part thereof for any period and at such rent and on such conditions as the company shall think fit; to collect the rent and income and to supply to tenants and occupiers and other light, heat, air-conditioning, refreshments, attendants, messengers, waiting rooms, reading rooms, lavatories, laundry facilities, electric conveniences, garages, recreation facilities and other advantages which from time to time the Company shall consider desirable, or to provide for such management, letting and advantages, as aforesaid by employing any person, firm or company to carry out or to supply the same on such terms as the Company may think fit.

(12) To carry on business as financiers, capitalists, financial agents, underwriters (but not in respect of life, marine or fire insurance), concessionaires, brokers and merchants and to undertake and carry on and execute all kinds of financial, commercial, trading and other operations and to carry on all or any of the activities of bankers, stockbrokers and dealers in unit trusts, mutual funds and investments of all kinds.

(13) To carry on the business of an investment company and for that purpose to acquire and hold, either in the name of the Company or in that of any nominee, shares, stock, bonds, debentures, debenture stock, notes, obligations and securities issued or guaranteed by any person or company, and to acquire and hold as aforesaid property of any other kind.

(14) To carry on the business of an investment trust company or any part of parts of the business usually carried on by such company.

(15) To carry on business as proprietors and/or managers of hotels, motels, inns, lodging houses, apartment houses, restaurants, refreshment and tea rooms, cafes and milk and snack bars, night-clubs and clubs of all kinds, tavern, beer-house and lodging-house keepers, licensed victuallers, wine, beer and spirit merchants, brewers, maltsters, distillers, importers and manufacturers of aerated, mineral and artificial waters and other drinks, and as caterers and contractors in all their respective branches and as managers and/or proprietors of theatres, cinemas, dance-halls, concert halls, stadiums, billiard rooms, bowling centres and all places of entertainment and radio and television stations and studios.

(16) To carry on all or any of the businesses whether together or separately of proprietors, promoters, producers, organizers, and managers of all kinds of public entertainments, sports, recreation competitions, and amusements

whether indoor or outdoor, and in connection therewith to purchase, lease, hire, construct, provide, operate, equip, furnish and fit out any necessary or convenient land, buildings, facilities, structures, apparatus, and equipment.

(17) To carry on the business of manufacturers and exporters of and dealers in electrical and electronic appliance, components, equipment, instruments, and products of all kinds including computers, and all or any materials and things used for or in connection with the manufacture of such products and all or any articles and things from time to time usually made or sold as associated with or auxiliary to the business of such manufacturers and dealers as aforesaid; and to act as consultants, technical advisers, service agents, sales agents and replacement agents or any of the same in connection with the business aforesaid and as marketers, and sellers of electrical and electronic technology and as instructors of personnel in any manner in connection with all or any of the said businesses.

(18) To carry on the business of manufacturers, producers, refiners, developers, and dealers in all kinds of materials, chemicals, substances, commodities and products whether synthetic, natural, or artificial, including in particular but without limitation to the foregoing, plastics, resins, textiles, fabrics, fibres, feather goods, leather, hair, rubber, balata and goods and articles made from the same and compounds, intermediates, derivatives, and by-products, thereof whether for wearing, attire, or personal or household use or ornament.

(19) To carry on business as timber merchants, sawmill proprietors, coopers, cask makers, joiners, carpenters and cabinet makers, and to buy, sell, prepare for market, import, export, and deal in timber and wood of all kinds, and to manufacture and deal in articles of all kinds in the manufacture of which timber or wood is used.

(20) To carry on business as drapers and hosiers, fashion artists, dressagents, tailors, dressmakers, clothiers, milliners, spinners, weavers, hatters, glovers, boot and shoe manufacturers, embroiderers, hemstitchers, plaiters, pleaters, knitters, lacemakers, costumiers, furriers, pelmet makers, stencillers, painters, dyers, cleaners, washers, renovators, men's, women's and children's and school outfitters, naval, military, colonial, tropical and general outfitters, engineers, electricians, wood and metal workers, tanners, rope manufacturers, ironmongers, and hardware dealers, goldsmiths, silversmiths, watchmakers, and jewellers, fancy goods dealers, depository and repository proprietors, proprietors of transportation services for passengers, animals, mails, and goods, by air, sea, inland waterways and land, upholsterers, furniture dealers, money changers and any other business which may seem to the Company capable of being carried on in connection with the above and calculated directly or indirectly to enhance the value or render profitable any of the Company's property or rights.

(21) To carry on business as general chemists and druggists and to buy, sell, import, export, refine, prepare and otherwise deal in all kinds of

pharmaceutical, medicinal, and chemical preparations, articles and compounds (whether of animal, vegetable or mineral origin), toilet requisites, cosmetics, paints, pigments, oils and oleaginous and saponaceous substances, perfumes and all kinds of unguents and ingredients.

(22) To establish, maintain, and operate sea, air, and land transport enterprises (public and private) and all ancillary services and, for these purposes or as independent undertakings, to purchase, take in exchange, charter, hire, build, construct, own, work, manage, and otherwise trade with any kind of ship, vessel, aircraft, flying machine, vehicle, cycle, coach, wagon, or carriage (however powered), with all necessary and convenient equipment, engines, tackle, gear, furniture, fittings, and stores or any shares or interests in ships, vessels, aircraft, flying machines, motor and other vehicles, cycle, carriages, coaches or wagons, including shares, stocks, or securities of companies possessed of or interested in any of the above modes of transport, and to maintain, repair, fit out, refit, improve, insure, alter, sell, exchange or let out on hire or hire purchase, or otherwise deal with and dispose of any ship, vessel, aircraft, flying machine, vehicle, cycle, carriage, coach, wagon, shares, stock, and securities, or any of the engines, tackle, gear, furniture, equipment, and stores of the Company.

(23) To establish and carry on in Hong Kong and any other countries schools at or by means of which students in any manner whether by post, personal attendance or otherwise may obtain education and instruction and particularly in or with regard to but without being limited to architecture, architectural, mechanical, geometrical and other drawing and designing, surveying, mapping, book-keeping, shorthand, speed-reading, type-writing and other secretarial training, civil, mechanical, electrical, marine and other engineering, building and other constructional work, heating and ventilation, electronics, micro-electronics, biotechnology, computer science and technology, chemistry, mining, metallurgy, geology, commerce, hotel and restaurant management and services, spinning, weaving and sign-writing and painting, agriculture, horticulture, dairy and other farming, and stock and other breeding, forestry, professions ancillary to medicine, law, languages, mathematics, seamanship, navigation, geography and history, music, arts, elocution, journalism, games, sports, recreations, exercises and pastimes, economics, commerce, industry, and all other subjects whatsoever that may be included in a commercial, technical, scientific, classical or academic education, or may be conducive to knowledge of or skill in any trade, pursuit or calling and to provide for the giving and holding of lectures, scholarships, exhibitions classes and meetings for the promotion or advancement of education.

(24) To provide a school or schools, lecture, class or examination room or rooms, office or offices, board, lodging and attendance and all other necessities and conveniences for or to students and for or to teachers, lecturers, clerks, employees and officers employed temporarily or otherwise by the Company,

and to afford them facilities for study, research, cultivation, teaching culture, and performance of the tasks and duties allotted to them respectively.

(25) To carry on all or any of the businesses of booksellers, book manufacturers, bookbinders, printers, publishers and proprietors of newspapers, magazines, books, periodicals, tickets, programmes, brochures, promotional literature and other publications whatsoever of all description, machine, letterpress and copperplate printers, rollform and automatic printers, colour printers, lithographers, type founders, stereotypers, electrotypers, photographic printers, engravers, diesinkers, designers, draughtsmen, newsagents, pressagents, journalists, literary agents, stationers, manufacturers of and dealers in engravings, prints, pictures, and drawings, advertising agents and contractors, artists, sculptors, designers, decorators, illustrators, photographers and dealers in photographic supplies and equipment of all kinds, film makers, producers and distributors, publicity agents, display, specialists and any other business which may seem to the Company capable of being carried on in connection with the above.

(26) To acquire, sell, own, lease, let out to hire, administer, manage, control, operate, construct, repair, alter, equip, furnish, fit out, decorate, improve and otherwise deal in works, buildings, and conveniences of all kinds which expression without prejudice to the generality of the foregoing shall include railways, tramways, docks, harbours, piers, wharves, canals, reservoirs, embankments, dams, irrigations, reclamations, sewage, drainage and sanitary works, water, gas, oil, motor, electrical, telephonic, telegraphic and power supply works.

(27) To buy, sell, manufacture, construct, repair, alter, convert, refit, salve, raise, fit out, rig out, scrap, let on hire and otherwise deal in timber, iron, steel, metal, glass, minerals, ores, machinery, rolling-stock, plant, equipment, utensils, instruments, implements, tools, apparatus, appliances, materials, fuels, and products and commodities of all kinds and of whatever substance and for any purpose whatsoever.

(28) To carry on the trade or business of steel makers, steel converters, ironmasters, colliery proprietors, coke manufacturers, miners, smelters, millwrights, carpenters, joiners, boiler makers, plumbers, brass founders, building material suppliers and manufacturers, tinplate manufacturers and iron founders in all their respective branches, and to purchase, take on lease, or otherwise acquire any mines, wells, quarries, and metalliferous land and any interests therein and to explore, work, exercise, develop and otherwise turn to account the same; to crush, win, get, quarry, smelt, calcine, refine, dress, amalgamate, manipulate, and otherwise process and prepare for market ores, metals, precious stones, and mineral substances of all kinds, and to carry on any other metallurgical operations which may seem conducive to the Company's objects.

(29) To carry on the business of producers, pumpers, refiners, storers, suppliers, transporters, distributors and retailers of, and dealers in, petroleum, petroleum products and by-products, other mineral oils and by-products and liquid and gaseous hydro-carbons and by-products, and to search for, inspect, examine, prospect and explore, work, take on lease, purchase, or otherwise acquire, or obtain rights or interests in lands, sea-beds and other places in any part of the world which may seem to the Company capable or possibly capable of affording a supply of mineral oil or gas, and to establish, utilise and turn to account wells, pumping stations, pipe-lines and all such other works and conveniences as are deemed desirable.

(30) To act as business and tax consultants and advisers and to employ experts to investigate and examine into the condition, prospects, value, character and circumstances of any business concerns and undertakings, and generally of any assets, property, or rights.

(31) To act as directors, accountants, secretaries and registrars of companies incorporated by law or societies or organisations (whether incorporated or not).

(32) To hold in trust as trustees or as nominees of any person or persons, company, corporation, or any charitable or other institution in any part of the world, whether incorporated or not, and to manage, deal with and turn to account, any real and personal property of any kind.

(33) To act as nominees, trustees or agents for the receiving, payment, loan, repayment, transmission, collection and investment of money, and for the purchase, sale, improvement, development and management of any real or personal property, including business concerns and undertakings, both in Hong Kong and abroad.

(34) To vest any real or personal property, rights or interest acquired by or belonging to the Company in any person or company on behalf of or for the benefit of the Company, and with or without any declared trust in favour of the Company.

(35) To take, or otherwise acquire, and hold shares, debentures, or other securities of any other company.

(36) To invest and deal with the money of the Company not immediately required in such manner as may from time to time be thought fit.

(37) To borrow or raise or secure the payment of money in such manner as the Company may think fit and to secure the same or the repayment or performance of any debt, liability, contract, guarantee or other engagement incurred or to be entered into by the Company in any way and in particular by the issue of debentures perpetual or otherwise, charged upon all or any of the

Company's property (both present and future), including its uncalled capital; and to purchase, redeem, or pay off any such securities.

(38) To stand surety for or to guarantee, support or secure the performance of all or any of the obligations of any person, firm or company whether jointly with any other person, firm or company and/or severally and whether by personal convenant or by mortgage, charge or lien upon the whole or any part of the undertaking, property and assets of the Company, both present and future, including its uncalled capital or by both such methods; and in particular but without limiting the generality of the foregoing, to guarantee, support or secure whether jointly with any other person, firm or company and/or severally and whether by personal covenant or by any such mortgage, charge or lien or by both such methods the performance of all or any of the obligations (including the repayment or payment of the principal and premium of and interest on any securities) of any company which is for the time being the Company's holding company (as such term is defined and used in the Companies Ordinance) or another subsidiary (as defined by the said Ordinance) of any such holding company.

(39) To enter into any arrangements with any Government or authority, supreme, municipal, local, or otherwise, that may seem conducive to the Company's objects, or any of them; and to obtain from any such Government or authority any rights, privileges, and concessions which the Company may think it desirable to obtain; and to carry out, exercise, and comply with any such arrangements, rights, privileges, and concessions.

(40) To apply for, secure, acquire by grant, legislative enactment, assignment, transfer, purchase, or otherwise, and to exercise, carry out, and enjoy any charter, licence, power, authority, franchise, concession, right, or privilege, which any Government or authority or any corporation or other public body may be empowered to grant; and to pay for, aid in, and contribute towards carrying the same into effect; and to appropriate any of the Company's shares, debentures, or other securities and assets to defray the necessary costs, charges, and expenses thereof.

(41) To apply to any Tribunal in Hong Kong for any purpose and in particular for an order excluding any premises of the Company or premises which the Company is interested in from the further application of Part I of the Landlord and Tenant (Consolidation) Ordinance, to pay compensation to the tenants, sub-tenants or occupiers of such premises, and to demolish and rebuild the same.

(42) To appoint sales agents to sell any of the products of the Company and any goods, foods, stores, chattels and things for which the Company is agent or in any other way whatsoever interested or concerned in any part of the world.

(43) To provide or procure the provision by others of every and any service, need, want or requirement of any business nature required by any person, firm or company in or in connection with any business carried on by them.

(44) To insure with any company or person against losses, damages, risks and liabilities of all kinds which may affect the Company and to act as agents and brokers for placing insurance risks of all kinds in all its branches.

(45) To acquire and undertake the whole or any part of the business, property, and liabilities of any person or company carrying on any business which the Company is authorised to carry on, or possessed of property suitable for the purposes of the Company.

(46) To amalgamate or enter into partnership or into any arrangement for sharing of profits, union of interest, co-operation, joint adventure, reciprocal concession, or otherwise, with any person or company carrying on or engaged in or about to carry on or engage in any business or transaction which the Company is authorised to carry on or engage in, or any business or transaction capable of being conducted so as directly or indirectly to benefit the Company.

(47) To promote any other company or companies for the purpose of acquiring or taking over all or any of the property, rights, and liabilities of the Company, or for any other purpose which may seem directly or indirectly calculated to benefit the Company.

(48) To procure the Company to be registered or recognized in any country or place outside Hong Kong.

(49) To apply for, purchase, or otherwise acquire any patents, patent rights, copyrights, trade marks, formulas, licences, concessions, and the like, conferring any exclusive or non-exclusive or limited right to use, or any secret or other information as to, any invention which may seem capable of being used for any of the purposes of the Company, or the acquisition of which may seem calculated directly or indirectly to benefit the Company; and to use, exercise, develop, or grant licences in respect of, or otherwise turn to account, the property, rights, or information so acquired.

(50) To purchase, take on lease or in exchange, hire, and otherwise acquire any real and personal property and any rights or privileges which the Company may think necessary or convenient for the purposes of its business, and in particular any land, buildings, easements, machinery, plant, and stock in trade.

(51) To purchase, transfer, assign, sell, exchange, surrender, lease, mortgage, charge, convert, or otherwise deal in all the property of the Company or any part thereof or its rights, interests and privileges of all kinds and in particular

mortgages, loans, produce, stock-in-trade, plant, machinery, concessions, options, contracts, patents, inventions, annuities, licences, formulas, copyrights, book debts, claims and choses in action of all kinds.

(52) To construct, improve, maintain, develop, work, manage, carry out, or control any buildings, works, factories, mills, roads, ways, tramways, railways, branches or sidings, bridges, reservoirs, watercourses, wharves, warehouses, electric works, shops, stores, and other works and conveniences which may seem calculated directly or indirectly to advance the Company's interests; and to contribute to, subsidize, or otherwise assist or take part in the construction, improvement, maintenance, development, working management, carrying out, or control thereof.

(53) To lend and advance money or give credit to any person, firm or company; to guarantee, and give guarantees or indemnities for the payment of money or the performance of contracts or obligations by any person or company; to secure or undertake in any way the repayment of moneys lent or advanced to or the liabilities incurred by any person or company; and otherwise to assist any person or company.

(54) To give guarantees or indemnities (except fire and marine insurance indemnities) or provide security for any purpose whatsoever, with or without the Company's receiving any consideration or advantage therefor, and whether jointly or jointly and severally with any other person, firm or company, and in particular (without prejudice to the generality of the foregoing) to guarantee, give indemnities for, support or secure, with or without consideration, whether by personal obligation or by mortgaging or charging all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company or by both such methods or in any other manner, the performance of any contract, obligations or commitments of, and the repayment or payment of the principal amounts of and any premiums, interest, dividends and other moneys payable on or in respect of any securities or liabilities of any person, firm or company including (without prejudice to the generality of the foregoing) any company which is for the time being a subsidiary or a holding company of the Company or another subsidiary of a holding company of the Company or otherwise associated with the Company.

(55) To remunerate any person or company for services rendered, or to be rendered, in placing or assisting to place or guaranteeing the placing of any of the shares in the Company's capital or any debentures, or other securities of the Company, or in or about the organization, formation, or promotion of the Company or the conduct of its business.

(56) To establish and give effect to any scheme or arrangement for sharing profits with, or giving bonuses to, employees, whether involving the issue of shares in the Company or not, and generally to remunerate any person for services

rendered wholly or partly by shares which may be issued as fully or partly paid up.

(57) To establish and support or aid in the establishment and support of associations, institutions, funds, trusts, and conveniences calculated to benefit employees or directors or past employees or directors of the Company or of its predecessors in business, or the dependants or connexions of any such persons; and to grant pensions and allowances; and to make payments towards insurance; and to subscribe or guarantee money for charitable or benevolent objects, or for any exhibition, or for any public, general, or useful object.

(58) To draw, make, accept, endorse, discount, execute, and issue promissory notes, bills of exchange, bills of lading, and other negotiable or transferable instruments.

(59) To sell or dispose of the undertaking of the company or any part thereof for such consideration as the company may think fit, and in particular for shares, debentures, or securities of any other company having objects altogether or in part similar to those of the Company.

(60) To adopt such means of making known and advertising the business and products of the Company as may seem expedient.

(61) To apply for, promote, and obtain any statute, order, regulation, or other authorization or enactment which may seem calculated directly or indirectly to benefit the Company; and to oppose any bills, proceedings, or applications which may seem calculated directly or indirectly to prejudice the Company's interests.

(62) To sell, improve, manage, develop, exchange, lease, dispose of, turn to account, or otherwise deal with all or any part of the property and rights of the Company.

(63) To issue and allot fully or partly paid shares in the capital of the Company in payment or part payment of any real or personal property purchased or otherwise acquired by the Company or any services rendered to the Company.

(64) To distribute any of the property of the Company among the members in kind or otherwise but so that no distribution amounting to a reduction of capital shall be made without the sanction required by law.

(65) To take or hold mortgages, liens, and charges to secure payment of the purchase price, or any unpaid balance of the purchase price, of any part of the Company's property of whatsoever kind sold by the Company, or any money due to the Company from purchasers and others.

(66) To receive and hold for its own use, benefit on behalf or in trust or otherwise moneys and other property and estates, real, personal, and mixed, of whatever kind and nature and the same to invest, reinvest, manage, settle, control, sell and dispose of in any manner and to collect, invest, reinvest, manage, adjust, and in any manner to dispose of the income, profits, and interest arising therefrom upon such terms as may be agreed upon between the Company and the persons contracting with it.

(67) To carry out all or any of the objects of the company and do all or any of the above things in any part of the world and either as principal, agent, contractor, or trustee, or otherwise, and by or through subsidiary allied or associated companies, trustees or agents or otherwise, and either alone or in conjunction with others.

(68) To carry on business and maintain branches abroad in any part of the world for all or any of the purposes herein set forth.

(69) To carry on any other business which may seem to the Company capable of being conveniently carried on in connexion with its business or calculated directly or indirectly to enhance the value of or render profitable any of the Company's property or rights.

(70) To do all such other things as are incidental or conducive to the attainment of the objects and the exercise of the powers of the Company.

It is hereby declared that:-

(i) where the context so admits the word "company" in this clause shall be deemed to include any government, or any statutory, municipal or public body, or any body corporate, or any incorporated association (including a partnership), or any other body of persons whether or not incorporated and whether domiciled in Hong Kong or elsewhere; and

(ii) the objects specified in each of the paragraphs of this clause shall be regarded as independent objects, and accordingly shall in no wise be limited or restricted (except where otherwise expressed in such paragraphs) by reference to or inference from the terms of any other paragraph, but may be carried out in as full and ample a manner and construed in as wide a sense as if each of the said paragraphs defined the objects of a separate and distinct company.

Fourth:- The liability of the Members is limited.

Fifth:- The capital of the Company is HK$1,500,000,000 divided into 3,000,000,000 shares of HK$0.50 each. Upon any increase of capital the company is to be at liberty to issue any new shares either in Hong Kong Dollars or in any other currency or partly in one currency and partly in another and with any preferential, deferred, qualified or special rights, privileges or conditions attached thereto. The rights for the

Capital reorganisation confirmed by Court Order effective from 8th December, 2005 and the par value of shares is $0.5 each following consolidation of shares effective from 19th December, 2005.

time being attached to any shares having preferential, deferred, qualified, or special rights, privileges or conditions attached thereto may be altered or dealt with in accordance with the accompanying Articles of Association but not otherwise.

We, the several persons, whose names, addresses and descriptions are hereto subscribed, are desirous of being formed into a Company in pursuance of this Memorandum of Association, and we respectively agree to take the number of shares in the capital of the Company set opposite to our respective names:-

Names, Addresses and Descriptions of Subscribers	Number of Shares taken by each Subscriber
(Sd.) LIU XUE FEI LIU XUE FEI Room 2404 115-119 Queen's Road West Hong Kong Merchant	One
(Sd.) WONG SHEUNG KWONG WONG SHEUNG KWONG Room 2404 115-119 Queen's Road West Hong Kong Merchant	One
Total Number of Shares Taken	Two

Dated the 25th day of February 1982.

WITNESS to the above signatures:

(Sd.) Ambrose Wing Sum CHEUNG
Solicitor
Hong Kong.

THE COMPANIES ORDINANCE (CHAPTER 32)

Company Limited by Shares

NEW ARTICLES OF ASSOCIATION

(Reprinted with all amendments up to 9th June, 2006)

OF

GUANGNAN (HOLDINGS) LIMITED

廣南（集團）有限公司

(Name changed on 17th August, 1993)

Table A

1. The regulations contained in Table A in the First Schedule to the Companies Ordinance shall not apply to the Company. *Other regulations excluded.*

Interpretation

2. The marginal notes to these Articles shall not be deemed to be part of these Articles and shall not affect their interpretation and in the interpretation of these Articles, unless there be something in the subject or context inconsistent therewith:- *Interpretation*

"address" shall have the ordinary meaning given to it and shall include any facsimile number, electronic number or address or website used for the purposes of any communication pursuant to "these Articles" or "these presents"; *address.*

"these Articles" or "these presents" shall mean these Articles of Association in their present form and all supplementary, amended or substituted articles for the time being in force; *these Articles. these presents.*

"associate" has the meaning given in the Listing Rules as amended from time to time; *associate.*

"Auditors" shall mean the persons for the time being performing the duties of that office; Auditors.

"the Board" or "the Directors" shall mean the Directors from time to time of the Company or (as the context may require) the majority of Directors present and voting at a meeting of the Directors; Board Director.

"business day" shall mean any day on which the Stock Exchange is open for business of dealing in securities; business day.

"call" shall include any instalment of a call; call.

"capital" shall mean the share capital from time to time of the Company; capital.

"the Chairman" shall mean the Chairman presiding at any meeting of members or of the Board; Chairman.

"clearing house" means a recognised clearing house within the meaning of the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) as modified from time to time; clearing house.

"the Company" or "this Company" shall mean the abovenamed Company; the Company.

"the Companies Ordinance" or "the Ordinance" shall mean the Companies Ordinance (Chapter 32 of the laws of Hong Kong) and any amendments thereto or re-enactment thereof for the time being in force and includes every other ordinance incorporated therewith or substituted therefor and in the case of any such substitution the references in these Articles to the provisions of the Ordinance shall be read as references to the provisions substituted therefor in the new Ordinance; Companies Ordinance. the Ordinance.

"dividend" shall include scrip dividends, distributions in specie or in kind, capital distributions and capitalisation issues, if not inconsistent with the subject or context; dividend.

"$" or "dollars" shall mean dollars in the lawful currency of Hong Kong; dollars.

"electronic communication" means a communication sent by electronic means; electronic communication.

"electronic means" means the transmission of any communication from the Company in any form through any medium electronic means.

(including but not limited to electronic mail or publication on the Company's website, or publication on the Company's computer network or publication on the website of the Stock Exchange or the website of any stock exchange on which any securities of the Company are listed and/or permitted to be dealt in);

"Electronic Signature" means an electronic symbol or process attached to or logically associated with an electronic communication and executed or adopted by a person with the intent to sign the electronic communication; electronic signature.

"Hong Kong" means the Hong Kong Special Administrative Region of the People's Republic of China; Hong Kong.

"Listing Rules" means The Rules Governing the Listing of Securities on the Stock Exchange, as from time to time supplemented, amended, substituted or replaced; Listing Rules.

"month" shall mean a calendar month; month.

"newspaper" shall mean a newspaper published daily and circulating generally in Hong Kong and specified in the list of newspapers issued and published in the Gazette for the purposes of Section 71A of the Companies Ordinance by the Chief Secretary for Administration; newspaper.

"the register" shall mean the register of members and includes any branch register to be kept pursuant to the provisions of the Companies Ordinance; the register.

"Registered Office" shall mean the registered office for the time being of the Company; registered office.

"seal" shall mean the common seal from time to time of the Company and includes, unless the context otherwise requires, any official seal that the Company may have as permitted by these Articles and the Ordinance; seal.

"Secretary" shall mean the person or corporation for the time being performing the duties of that office; Secretary.

"share" shall mean any share in the capital of the Company and includes stock except where a distinction between stock and shares is expressed or implied; share.

"shareholders" or "members" shall mean the duly registered holders from time to time of the shares in the capital of the Company;

shareholders. members.

"Stock Exchange" means The Stock Exchange of Hong Kong Limited;

Stock Exchange.

"in writing" means written or printed or printed by lithography or printed by photography or typewritten or produced by any other mode of representing words in a visible form or, to the extent permitted by, and in accordance with the applicable laws, rules and regulations, any visible substitute for writing (including an electronic communication), or partly in one visible form and partly in another visible form;

in writing.

reference to a document being executed include reference to its being executed under hand or under seal or, to the extent permitted by, and in accordance with the applicable laws, rules and regulations, by Electronic Signature or by any other method;

execution of a document.

reference to a document to the extent permitted by, and in accordance with the applicable laws, rules and regulations, include references to any information in visible form whether having physical substance or not;

form of a document.

words denoting the singular shall include the plural and words denoting the plural shall include the singular;

singular and plural.

words importing any gender shall include every gender; and

gender.

words importing person shall include partnerships, firms, companies and corporations.

persons, companies.

Subject as aforesaid, any words or expressions defined in the Ordinance (except any statutory modification thereof not in force when these Articles become binding on the Company) shall, if not inconsistent with the subject and/or context, bear the same meaning in these Articles, save that "company" shall where the context permits include any company incorporated in Hong Kong or elsewhere.

Ordinance to bear same meaning in Articles.

References to any Articles by number are to the particular Article of these Articles.

3. *(a)* Without prejudice to any special rights previously conferred on the holders of existing shares, any share may be issued with such preferred, deferred, or other special rights or privileges, or such

Issue of shares.

restrictions, whether in regard to dividend, voting, return of share capital, or otherwise, as the Company may from time to time by ordinary resolution determine (or, in the absence of any such determination, as the Board may determine), and any preference share may, with the sanction of a special resolution, be issued on the terms that it is, or at the option of the Company is liable, to be redeemed.

(b) The Board may issue warrants to subscribe for any class of shares or securities of the Company on such terms as it may from time to time determine. Where share warrants are issued to bearer, no new warrant shall be issued to replace one that has been lost unless the Board is satisfied beyond reasonable doubt that the original has been destroyed.

Warrants.

4. If at any time the share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may be varied with the consent in writing of the holders of three-fourths in nominal value of the issued shares of that class, or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of the class. To every such separate general meeting the provisions of these regulations relating to general meetings shall *mutatis mutandis* apply, but so that the necessary quorum shall be 2 persons at least holding or representing by proxy or by authorised representative one-third in nominal value of the issued shares of the class, that every holder of shares of the class shall be entitled on a poll to one vote for every such share held by him, that any holder of shares of the class present in person or by proxy or by authorised representative may demand a poll and that at any adjourned meeting of such holders one holder present in person or by proxy or by authorised representative (whatever the number of shares held by him) shall be a quorum.

How rights of shares may be modified.

Shares and Increase of Capital

5. *(a)* The share capital of the Company shall be divided into shares of a par value of $0.10 each.

Share captial. Capital reorganisation confirmed by Court Order effective from 8th December, 2005 and the par value of shares is $0.5 each following consolidation of shares effective from 19th December, 2005.

(b) The Company may exercise any powers conferred or permitted by the Ordinance or any other ordinance from time to time to acquire its own shares or to give directly or indirectly, by means of a loan, guarantee, the provision of security or otherwise, financial assistance for the purpose of or in connection with a purchase made or to be made by any person of any shares in the Company and should the Company acquire its own shares neither the Company nor the Board shall be required to select the shares to be acquired rateably or in any other particular manner as between the holders of shares of the same class or as between them and the holders of shares of any other class or in accordance with the rights as to dividends or capital conferred by any class of shares provided always

that any such acquisition or financial assistance shall only be made or given in accordance with any relevant rules or regulations issued by the Stock Exchange or the Securities and Futures Commission from time to time.

6. The Company in general meeting may from time to time, whether all the shares for the time being authorised shall have been issued or all the shares for the time being issued shall have been fully paid up or not, by ordinary resolution increase its share capital by the creation of new shares, such new capital to be of such amount and to be divided into shares of such respective amounts as the resolution shall prescribe.

Power to increase capital.

7. Without prejudice to any special rights previously conferred on the holders of existing shares, any new shares shall be issued upon such terms and conditions and with such preferred, deferred, or other special rights or privileges, or such restrictions, whether in regard to dividend, voting, return of share capital, or otherwise, as the Company in the general meeting resolving upon the creation thereof shall determine or, in the absence of any such determination, as the Board may determine.

Conditions on which new shares to be issued.

8. The Company may by ordinary resolution, before the issue of any new shares, determine that the same, or any of them, shall be offered in the first instance, and either at par or at a premium, to all the existing holders of any class of shares in proportions as nearly as may be to the number of shares of such class held by them respectively, or make any other provisions as to the issue and allotment of the new shares, but in default of any such determination, or so far as the same shall not extend, the new shares may be dealt with as if they formed part of the shares in the capital of the Company existing prior to the issue of the new shares.

When to be offered to existing members.

9. Except so far as otherwise provided by the conditions of issue, or by these Articles, any capital raised by the creation of new shares shall be treated as if it formed part of the original capital of the Company, and such shares shall be subject to the provisions contained in these Articles with reference to the payment of calls and instalments, transfer and transmission, forfeiture, lien, cancellation, surrender, voting and otherwise.

New shares treated as forming part of original capital.

10. Subject to the provisions of the Companies Ordinance (and in particular Section 57B thereof) and of these Articles relating to new shares, all unissued shares in the Company shall be at the disposal of the Board, which may offer, allot (with or without conferring a right of renunciation), grant options over or otherwise dispose of them to such persons, at such times, for such consideration and generally on such terms as the Board shall in its absolute discretion think fit, but so that no shares shall be issued at a discount, except in accordance with the provisions of the Companies Ordinance.

Shares at the disposal of the Board.

11. The Company may at any time pay a commission not exceeding ten per cent. to any person for subscribing or agreeing to subscribe (whether absolutely or conditionally) for any shares in the Company, or procuring or agreeing to procure subscriptions (whether absolute or conditional) for any shares in the Company, but so that if the commission shall be paid or payable out of capital the conditions and requirements of the Ordinance shall be observed and complied with, and the commission shall not exceed ten per cent., in each case, of the price at which the shares are issued.

Company may pay commission.

12. If any shares in the Company are issued for the purpose of raising money to defray the expenses of the construction of any works or buildings, or the provision of any plant which cannot be made profitable for a lengthened period, the Company may pay interest on so much of such share capital as is for the time being paid up for the period and subject to the conditions and restrictions mentioned in the Ordinance, may charge the sum so paid by way of interest to capital as part of the cost of construction of the works or buildings, or the provision of plant.

Power to charge interest to capital.

13. Except as otherwise expressly provided by these Articles or as required by law or as ordered by a court of competent jurisdiction, no person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share or any other rights in respect of any share except an absolute right to the entirety thereof in the registered holder.

Company not to recognise trusts in respect of shares.

Register of Members and Share Certificates

14. *(a)* The Board shall cause to be kept a register of members, and there shall he entered therein the particulars required under the Companies Ordinance.

Share register.

(b) Subject to the provisions of the Companies Ordinance, if the Board considers it necessary or appropriate, the Company may establish and maintain a branch register of members at such location outside Hong Kong as the Board thinks fit.

Branch register.

15. Every person whose name is entered as a member in the register shall be entitled to receive within two months after allotment or within ten business days after lodgment of a transfer (or within such other period as the conditions of issue shall provide) one certificate for all his shares or, if he shall so request, in a case where the allotment or transfer is of a number of shares in excess of the number for the time being forming a stock exchange board lot, upon payment, in the case of a transfer, of such amount prescribed by the Stock Exchange or such lesser

Share certificates.

sum as the Board shall from time to time determine for every share certificate after the first, such number of certificates for shares in stock exchange board lots or multiples thereof as he shall request and one for the balance (if any) of the shares in question, provided that in respect of a share or shares held jointly by several persons the Company shall not be bound to issue a certificate or certificates to each such person, and the issue and delivery of a certificate or certificates to one of several joint holders shall be sufficient delivery to all such holders.

16. Every certificate for shares or warrants or debentures or representing any other form of securities of the Company shall be issued under the seal of the Company, which for this purpose may be any official seal as permitted by Section 73A of the Ordinance.

Share certificates to be sealed.

17. Every share certificate hereafter issued shall specify the number and class and distinguishing numbers (if any) of the shares in respect of which it is issued and the amount paid thereon, and may otherwise be in such form as the Board may from time to time prescribe. No certificate shall be issued representing shares of more than one class.

Particulars to be specified in certificate.

18. *(a)* The Company shall not be bound to register more than four persons as joint holders of any share.

Joint holders.

(b) If any share shall stand in the names of two or more persons, the person first named in the register shall be deemed the sole holder thereof as regards service of notices and, subject to the provisions of these Articles, all or any other matters connected with the Company, except the transfer of the share.

19. If a share certificate is defaced, lost or destroyed, it may be replaced on payment of such fee, if any, not exceeding such amount as shall for the time being be prescribed by the Stock Exchange and on such terms and conditions, if any, as to publication of notices, evidence and indemnity as the Board thinks fit and in the case of wearing out or defacement, after delivery up of the old certificate. In the case of destruction or loss, the person to whom such replacement certificate is given shall also bear and pay to the Company any exceptional costs and the reasonable out-of-pocket expenses incidental to the investigation by the Company of the evidence of such destruction or loss and of such indemnity.

Replacement of share certificates.

Lien

20. The Company shall have a first and paramount lien on every share (not being a fully paid up share) for all moneys, whether presently payable or not, called or payable at a fixed time in respect of such share; and the Company shall also have a first and paramount lien

Company's lien

and charge on all shares (other than fully paid up shares) standing registered in the name of a member, whether singly or jointly with any other person or persons, for all the debts and liabilities of such member or his estate to the Company and whether the same shall have been incurred before or after notice to the Company of any equitable or other interest of any person other than such member, and whether the period for the payment or discharge of the same shall have actually arrived or not, and notwithstanding that the same are joint debts or liabilities of such member or his estate and any other person, whether a member of the Company or not. The Company's lien (if any) on a share shall extend to all dividends and bonuses declared in respect thereof. The Board may at any time either generally or in any particular case waive any lien that has arisen, or declare any share to be exempt wholly or partially from the provisions of this Article.

Lien extends to dividends and bonuses.

21. The Company may sell, in such manner as the Board thinks fit, any shares on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable or the liability or engagement in respect of which such lien exists is liable to be presently fulfilled or discharged, nor until the expiration of fourteen days after a notice in writing, stating and demanding payment of the sum presently payable or specifying the liability or engagement and demanding fulfilment or discharge thereof and giving notice of intention to sell in default shall have been given to the holder for the time being of the shares or the person entitled by reason of his death or bankruptcy to the shares.

Sale of shares subject to lien.

22. The net proceeds of such sale after the payment of the costs of such sale shall be applied in or towards payment or satisfaction of the debt or liability or engagement in respect whereof the lien exists, so far as the same is presently payable, and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the shares prior to the sale) be paid to the person entitled to the shares at the time of the sale. For giving effect to any such sale, the Board may authorise some person to transfer the shares sold to the purchaser and may enter the purchaser's name in the register as holder of the shares, and the purchaser shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

Application of proceeds of such sale.

Calls on Shares

23. The Board may from time to time make such calls as it may think fit upon the members in respect of all moneys unpaid on the shares held by them respectively and not by the conditions of allotment thereof made payable at fixed times. A call may be made payable either in one sum or by instalments. The Board may make arrangements on the issue of shares for a difference between the shareholders in the amount of calls to

Calls.

be paid and in the times of payment. The provisions of these Articles with respect to calls may in any share incentive scheme approved by the Company be varied with respect to any shares issued pursuant to such scheme.

24. Fourteen days' notice at least of any call shall be given specifying the time and place of payment and to whom such call shall be paid.

Notice of call.

25. A copy of the notice referred to in Article 24 shall be sent to members in the manner in which notices may be sent to members by the Company as herein provided.

Copy of notice to be sent to members.

26. Every member upon whom a call is made shall pay the amount of every call so made on him to the person and at the time or times and place or places as the Directors shall appointed.

Every member liable to pay call at appointed time and place.

27. Notice of the person appointed to receive payment of every call and of the times and places appointed for payment may be given to the members by notice to be inserted once in The Hongkong Government Gazette and once at least in both an English language newspaper in English and a Chinese language newspaper in Chinese and/or, subject to the Listing Rules, in the manner in which notices may be served by the Company by electronic means as herein provided.

Notice of call may be advertised.

28. A call shall be deemed to have been made at the time when the resolution of the Board authorising such call was passed.

When call deemed to have been made.

29. The joint holders of a share shall be severally as well as jointly liable for the payment of all calls and instalments due in respect of such share or other moneys due in respect thereof.

Liability of joint holders.

30. The Board may from time to time and at its absolute discretion extend the time fixed for any call, and may similarly extend such time as to all or any of the members, whom from residence outside Hong Kong or other cause the Board may deem entitled to any such extension, but no member shall be entitled to any such extension except as a matter of grace and favour.

Board may extend time fixed for call.

31. If the sum payable in respect of any call or instalment is not paid on or before the day appointed for payment thereof, the person or persons from whom the sum is due shall pay interest for the same at such rate not exceeding twenty per cent. per annum as the Board shall fix from the day appointed for the payment thereof to the time of the actual payment, but the Board may in its absolute discretion waive payment of such interest wholly or in part.

Interest on unpaid calls.

32. No member shall be entitled to receive any dividend or bonus or to be present and vote (save as proxy for another member) at any general meeting either personally or by proxy, to be reckoned in a quorum. or to exercise any other privilege as a member until all calls or instalments due by him to the Company, whether alone or jointly with any other person, together with interest and expenses (if any) shall have been paid.

Suspension of privileges while call unapid.

33. On the trial or hearing of any action or other proceedings for the recovery of any money due for any call, it shall be sufficient to prove that the name of the member sued is entered in the register as the holder, or one of the holders, of the shares in respect of which such debt accrued, that the resolution making the call is duly recorded in the minute book, and that notice of such call was duly given to the member sued, in pursuance of these Articles; and it shall not be necessary to prove the appointment of the Directors who made such call, nor any other matters whatsoever, but the proof of the matters aforesaid shall be conclusive evidence of the debt.

Evidence in action for call.

34. Any sum which by the terms of allotment of a share is made payable upon allotment, or at any fixed date, whether on account of the nominal value of the share and/or by way of premium, shall for all purposes of these Articles be deemed o be a call duly made and payable on the date fixed for payment, and in case of non-payment all the relevant provisions of these Articles as to payment of interest and expenses, forfeiture and the like, shall apply as if such sums had become payable by virtue of a call duly made and notified.

Sums payable on allotment deemed a call.

35. The Board may, if it thinks fit, receive from any member willing to advance the same, and either in money or money's worth, all or any part of the money uncalled and unpaid or instalments payable upon any shares held by him and upon all or any of the moneys so advanced the Company may pay interest at such rate (if any) not exceeding twenty per cent. per annum as the Board may decide provided that until a call is made any payment in advance of a call shall not entitle the member to receive any dividend or to exercise any other rights or privileges as a member in respect of the shares or the due portion of the shares upon which payment has been advanced by such member before it is called up. The Board may at any time repay the amount so advanced upon giving to such member not less than one month's notice in writing of their intention in that behalf, unless before the expiration of such notice the amount so advanced shall have been called up on the shares in respect of which it was advanced.

Payment of calls in advance.

Transfer of Shares

36. All transfers of shares may be effected by transfer in writing in the usual or common form or in a form prescribed by the Stock Exchange or in such other form as the Board may accept and may be

Form of transfer.

executed under hand or, if the transferor or transferee is a clearing house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Directors may approve from time to time. All instruments of transfer must be left at the Registered Office or at such other place as the Board may appoint.

37. The instrument of transfer of any share shall be executed by or on behalf of the transferor and by or on behalf of the transferee, and the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the register in respect thereof. Without prejudice to Article 36, the aforegoing shall not preclude the Board from recognizing an instrument of transfer of any share on which there shall appear machine imprinted signatures of the transferor and/or transferee. Nothing in these Articles shall preclude the Board from recognising a renunciation of the allotment or provisional allotment of any share by the allottee in favour of some other person.

Execution of transfer.

38. The Board may , in its absolute discretion, and without assigning any reason, refuse to register a transfer of any share (not being a fully paid up share) to a person of whom it does not approve or any share issued under any share incentive scheme upon which a restriction on transfer imposed thereby still subsists, and it may also refuse to register any transfer of any share to more than four joint holders or any transfer of any share (not being a fully paid up share) on which the Company has a lien.

Board may refuse to register transfers.

39. The Board may also decline to recognise any instrument of transfer unless:-

Requirements as to transfer.

(a) a fee of such amount as shall for the time being be prescribed by the Stock Exchange or such lesser sum as the Board shall from time to time require is paid to the Company for registering any transfer or other document relating to or affecting the title to the shares involved or for otherwise making an entry in the register relating to such shares;

(b) the instrument of transfer is left at the Registered Office or at such place as the Directors may from time to time determine accompanied by the certificate of the shares to which it relates, and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(c) the instrument of transfer is in respect of only one class of shares;

(*d*) the shares concerned are free of any lien in favour of the Company; and

(*e*) the instrument of transfer is duly and properly stamped.

40. No transfer shall be made to an infant or to a person of unsound mind or under other legal disability.

No transfer to an infant etc.

41. If the Board shall refuse to register a transfer of any share, it shall, within two months after the date on which the transfer was lodged with the Company, send notice of such refusal, as required by Section 69 of the Ordinance.

Notice of refusal.

42. Upon every transfer of shares the certificate held by the transferor shall be given up to be cancelled, and shall forthwith be cancelled accordingly, and a new certificate shall be issued to the transferee in respect of the shares transferred to him, and if any of the shares included in the certificate so given up shall be retained by the transferor a new certificate in respect thereof shall be issued to him. The Company shall also retain the transfer.

Certificate on transfer.

43. The registration of transfers may be suspended and the register closed at such times and for such periods as the Board may from time to time determine and either generally or in respect of any class of shares, provided always that such registration shall not be suspended or the register closed for more than thirty days in any year or, with the approval of the Company in general meeting, sixty days in any year.

When transfer books and register may be closed.

Transmission of Shares

44. In the case of the death of a member, the survivor or survivors where the deceased was a joint holder, and the legal personal representatives of the deceased where he was a sole holder, shall be the only persons recognised by the Company as having any title to his interest in the shares: but nothing herein contained shall release the estate of a deceased holder (whether sole or joint) from any liability in respect of any share solely or jointly held by him.

Death of registered holder or joint holder of shares.

45. Any person becoming entitled to a share in consequence of the death or bankruptcy of a member may, upon such evidence as to his title being produced as may from time to time be required by the Board, and subject as hereinafter provided either be registered himself as holder of the share or elect have some person nominated by him registered as the transferee thereof.

Registration of personal representatives and trustees in bankruptcy.

46. If the person so becoming entitled shall elect to be registered himself, he shall deliver or send to the Company a notice in

Notices of election to be registered.

writing signed by him stating that he so elects. If he shall elect to have his nominee registered, he shall testify his election by executing to his nominee a transfer of such share. All the limitations, restrictions and provisions of these presents relating to the right to transfer and the registration of transfers of shares shall be applicable to any such notice or transfer as aforesaid as if the death or bankruptcy of the member had not occurred and the notice or transfer were a transfer executed by such member.

Registration of nominee.

47. A person becoming entitled to a share by reason of the death or bankruptcy of the holder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share. However, the Board may, if they think fit, withhold the payment of any dividend payable or other advantages in respect of such share until such person shall become the registered holder of the share or shall have effectually transferred such share, but, subject to the requirements of Article 79 being met, such a person may vote at meetings.

Retention of dividends, etc., of shares of deceased or bankrupt member.

Forfeiture of Shares

48. If a member fails to pay any call or instalment of a call on the day appointed for payment thereof, the Board may, at any time thereafter during such time as any part of the call or instalment remains unpaid, without prejudice to the provisions of Article 32 hereof, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued and which may still accrue up to the date of actual payment.

If call or instalment not paid, notice may be given.

49. The notice shall name a further day (not earlier than the expiration of fourteen days from the date of service of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed the shares in respect of which the call was made will be liable to be forfeited.

Form of notice.

50. If the requirements of any such notice as aforesaid are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of the Board to that effect. Such forfeiture shall include all dividends and bonuses declared in respect of the forfeited share and not actually paid before the forfeiture. The Board may accept the surrender of any shares liable to be forfeited hereunder and in such cases references in these Articles to forfeiture shall include surrender.

If notice not complied with shares may be forfeited.

51. Any share so forfeited shall be deemed to be the property of the Company, and may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors thinks fit and at any time

Forfeited share to become property of Company.

before a sale or disposal the forfeiture may be cancelled on such terms as the Directors thinks fit.

52. A person whose shares have been forfeited shall cease to be a member in respect of the forfeited shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which, at the date of forfeiture, were payable by him to the Company in respect of the shares, together with (if the Board shall in their discretion so requires) interest thereon from the date of forfeiture until payment at such rate not exceeding twenty per cent. per annum as the Board may prescribe, and the Board may enforce the payment thereof if it thinks fit, and without any deduction or allowance for the value of the shares, at the date of forfeiture, but his liability shall cease if and when the Company shall have received payment in full of all such moneys in respect of the shares. For the purposes of this Article any sum which, by the terms of issue of a share, is payable thereon at a fixed time which is subsequent to the date of forfeiture, whether on account of the nominal value of the share or by way of premium, shall notwithstanding that time has not yet arrived be deemed to be payable at the date of forfeiture, and the same shall become due and payable immediately upon the forfeiture, but interest thereon shall only be payable in respect of any period between the said fixed time and the date of actual payment.

Amounts to be paid notwithstanding forfeiture.

53. A statutory declaration in writing that the declarant is a Director or Secretary of the Company, and that a share in the Company has been duly forfeited on a date stated in the declaration, shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. The Company may receive the consideration, if any, given for the share on any sale or disposal thereof and may execute a transfer of the share in favour of the person to whom the share is sold or disposed of and he shall thereupon be registered as the holder of the share, and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the share.

Evidence of forfeiture, and transfer of forfeited share.

54. When any share shall have been forfeited, notice of the resolution shall be given to the member in whose name it stood immediately prior to the forfeiture, and an entry of the forfeiture, with the date thereof, shall forthwith be made in the register, but no forfeiture shall be invalidated by any failure to give such notice or make such entry as aforesaid.

Notice after forfeiture.

55. Notwithstanding any such forfeiture as aforesaid the Directors may at any time, before any shares so forfeited shall have been sold, re-allotted or otherwise disposed of, permit the shares forfeited to be bought back upon the terms of payment of all calls and interest due upon

Power to buy back forfeited share.

and expenses incurred in respect of the share, and upon such further terms (if any) as they think fit.

56. The forfeiture of a share shall not prejudice the right of the Company to any call already made or instalment payable thereon.

Forfeiture not to prejudice Company's right to call or instalment.

57. The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the nominal value of the share or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

Forfeiture for non-payment of any sum due on shares.

Stock

58. The Company may by ordinary resolution convert any paid up shares into stock, and may from time to time by like resolution reconvert any stock into paid up shares of any denomination.

Power to convert shares into stock.

59. The holders of stock may transfer the same or any part thereof in the same manner, and subject to the same regulations as and subject to which the shares from which the stock arose might prior to conversion have been transferred, or as near thereto as circumstances admit, but the Directors may from time to time, if it thinks fit, fix the minimum amount of stock transferable and restrict or forbid the transfer of fractions of that minimum, but so that such minimum shall not exceed the nominal amount of the shares from which the stock arose. No warrants to bearer shall be issued in respect of any stock.

Transfer of stock.

60. The holders of stock shall, according to the amount of the stock held by them, have the same rights, privileges and advantages as regards dividends, participation in assets on a winding up, voting at meetings, and other matters, as if they held the shares from which the stock arose, but no such right, privilege or advantage (except participation in the dividends and profits of the Company and in the assets on winding up) shall be conferred by an amount of stock which would not, if existing in shares, have conferred such right, privilege or advantage.

Rights of stockholders.

61. All such of the provisions of these presents as are applicable to paid up shares shall apply to stock, and the words "share" and "shareholder" therein shall include "stock" and "stockholder".

Interpretation.

Alteration of Capital

62. *(a)* The Company may from time to time by ordinary resolution:-

Consolidation and division of capital and sub-division and cancellation of shares.

(i) consolidate and divide all or any of its share capital into

shares of larger or smaller amount than its existing shares; on any consolidation of fully paid shares into shares of larger amount, the Board may settle any difficulty which may arise as it thinks expedient and in particular (but without prejudice to the generality of the foregoing) may as between the holders of shares to be consolidated determine which particular shares are to be consolidated into each consolidated share, and if it shall happen that any persons shall become entitled to fractions of a consolidated share or shares, such fractions may be sold by some person appointed by the Board for that purpose, and the person so appointed may transfer the shares so sold to the purchaser thereof and the validity of such transfer shall not be questioned, and so that the net proceeds of such sale (after deduction of the expenses of such sale) may either be distributed among the persons who would otherwise be entitled to a fraction or fractions of a consolidated share or shares rateably in accordance with their rights and interests or may be paid to the Company for the Company's benefit;

(ii) cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled; and

(iii) sub-divide its shares or any of them into shares of smaller amount than is fixed by the Memorandum of Association, subject nevertheless to the provisions of the Ordinance, and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may have any such preferred or other special rights over, or may have such deferred rights or be subject to any such restrictions as compared with, the others as the Company has power to attach to unissued or new shares.

(b) The Company may by special resolution reduce its share capital, any capital redemption reserve fund or any share premium account in any manner authorised and subject to any conditions prescribed by law.

Reduction of capital.

General Meetings

63. The Company shall in each year hold a general meeting as its annual general meeting in addition to any other meeting in that year and shall specify the meeting as such in the notices calling it; and not more than fifteen months shall elapse between the date of one annual general

When annual general meeting to be held.

meeting of the Company and that of the next. The annual general meeting shall be held at such time and place as the Directors shall appoint.

64. All general meetings other than annual general meetings shall be called extraordinary general meetings.

Extraordinary general meetings.

65. The Directors may, whenever they think fit, convene an extraordinary general meeting, and extraordinary general meetings shall also be convened on requisition as provided by the Companies Ordinance, or, in default, may be convened by the requisitionists.

Convening of extraordinary general meetings.

66. An annual general meeting and a meeting called for the passing of a special resolution shall be called by 21 days' notice in writing at the least, and a meeting of the Company other than an annual general meeting or a meeting for the passing of a special resolution shall be called by 14 days' notice in writing at the least. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall specify the place, the day and the hour of meeting and, in case of special business, the general nature of that business, and shall be given, in the manner hereinafter mentioned or in such other manner, if any, as may be prescribed by the Company in general meeting, to such persons as are, under these Articles, entitled to receive such notices from the Company.

Notice of meetings.

67. *(a)* The accidental omission to give any such notice to, or the non-receipt of any such notice by, any person entitled to receive such notice shall not invalidate any resolution passed or any proceeding at any such meeting.

As to omission to give notice.

(b) In cases where instruments of proxy are sent out with notices, the accidental omission to send such instrument of proxy to, or the non-receipt of such instrument of proxy by, any person entitled to receive notice shall not invalidate any resolution passed or any proceeding at any such meeting.

Proceedings at General Meetings

68. All business shall be deemed special that is transacted at an extraordinary general meeting, and also all business that is transacted at an annual general meeting, with the exception of sanctioning dividends, the reading, considering and adopting of the accounts and balance sheet and the reports of the Directors and Auditors and other documents required to be annexed to the balance sheet, the election of Directors and appointment of Auditors and other officers in the place of those retiring, the fixing of the remuneration of the Auditors, and the voting of remuneration or extra remuneration to the Directors.

Special business.

69. For all purposes the quorum for a general meeting shall be three members present in person or by proxy or (in the case of a member being a corporation by its duly authorized representative) and entitled to vote. No business shall be transacted at any general meeting unless the requisite quorum shall be present at the commencement of the business.

Quorum.

70. If within fifteen minutes from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved, but in any other case it shall stand adjourned to the same day in the next week and at such time and place as shall be decided by the Board, and if at such adjourned meeting a quorum is not present within fifteen minutes from the time appointed for holding the meeting, the member or members present in person shall be a quorum and may transact the business for which the meeting was called.

When if quorum not present meeting to be dissolved and when to be adjourned.

71. The Chairman of the Directors shall take the chair at every general meeting, or, if there be no such Chairman or, if at any general meeting such Chairman shall not be present within fifteen minutes after the time appointed for holding such meeting, the members present and entitled to vote shall choose another Director as Chairman, and if no Director be present, or if all the Directors present decline to take the chair, or if the Chairman chosen shall retire from the chair, then the members present and entitled to vote shall choose one of the their own number to be Chairman.

Chairman of general meeting.

72. The Chairman may, with the consent of any general meeting at which a quorum is present, and shall, if so directed by the meeting, adjourn the meeting from time to time and from place to place as the meeting shall determine. Whenever a meeting is adjourned for fourteen days or more, at least seven clear days' notice, specifying the place, the day and the hour of the adjourned meeting shall be given in the same manner as in the case of an original meeting but it shall not be necessary to specify in such notice the nature of the business to be transacted at the adjourned meeting. Save as aforesaid, no member shall be entitled to any notice of an adjournment or of the business to be transacted at any adjourned meeting. No business shall be transacted at any adjourned meeting other than the business which might have been transacted at the meeting from which the adjournment took place.

Power to adjourn general meeting, business of adjourned meeting.

73. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is required under the Listing Rules or a poll is (before or on the declaration of the result of the show of hands) demanded:-

How questions to be decided.

(a) by the Chairman; or

(b) by at least three members present in person or by proxy for the time being entitled to vote at the meeting; or

(c) by any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) by any member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Unless a poll is required under the Listing Rules or is duly demanded and, in the latter case, the demand is not withdrawn, a declaration by the Chairman that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company, shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour or against such resolution. The demand for a poll may be withdrawn.

Poll.

74. If a poll is required or duly demanded it shall be taken in such manner as the Chairman shall direct and he may appoint scrutineers (who need not be members). The result of the poll shall be deemed to be the resolution of the meeting at which the poll was required or demanded. The requirement or demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than a question on which the poll was required or has been demanded, and a demand for a poll may be withdrawn with the consent of the Chairman at any time before the close of the meeting or the taking of the poll, whichever is earlier.

In what cases poll taken without adjournment.

75. Any poll duly demanded on the election of a chairman of a meeting or on any question of adjournment shall be taken at the meeting and without adjournment.

Chairman to have casting vote.

76. In the case of an equality of votes, whether on a show of hands or on a poll, the Chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote. In case of any dispute as to the admission or rejection of any vote, the Chairman shall determine the same, and such determination shall be final and conclusive.

Business may proceed notwithstanding demand for poll.

77. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which a poll has been demanded.

Votes of Members

78. Subject to any special rights, privileges or restrictions as to voting for the time being attached to any class or classes of shares, at any general meeting on a show of hands every member who (being an individual) is present in person or (being a corporation) is present by a representative duly authorised under Section 115 of the Ordinance, shall have one vote, and on a poll every member present in person or by proxy or by duly authorised representative shall have one vote for every fully paid share of which he is the holder and have for every partly paid share of which he is the holder the fraction of one vote equal to the proportion which the nominal amount due and paid up thereon bears to the nominal value of the share, but no amount paid or credited as paid up on a share in advance of calls shall be treated for the purposes of this Article as paid up on the share. On a poll a member entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

Votes of members.

79. Any person entitled under Article 45 to be registered as a shareholder may vote at any general meeting in respect thereof in the same manner as if he were the registered holder of such shares; provided that forty-eight hours at least before the time of the holding of the meeting or adjourned meeting as the case may be at which he proposes to vote, he shall satisfy the Directors of his entitlement to such shares, or the Directors shall have previously admitted his right to vote at such meeting in respect thereof.

Votes in respect of deceased and bankrupt members.

80. Where there are joint registered holders of any share, any one of such persons may vote at any meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at any meeting personally or by proxy, that one of the said persons so present whose name stands first on the register in respect of such share, shall alone be entitled to vote in respect thereof. Several executors or administrators of a deceased member in whose name any share stands shall for the purpose of this Article be deemed joint holders thereof.

Joint holders.

81. A member of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in cases of mental disorders, may vote, whether on a show of hands or on a poll, by his committee receiver, *curator bonis,* or other person in the nature of a committee, receiver or *curator bonis* appointed by that court, and any such committee, receiver, *curator bonis* or other person may, on a poll, vote by proxy, provided that such evidence as the Directors may require of the authority of the person claiming to vote shall have been deposited at the registered office of the Company not less than forty-eight hours before the time for holding the meeting, or adjourned meeting or poll, as the case may be.

Votes of member of unsound mind.

82. *(a)* Save as herein expressly provided, no person other than a member duly registered and who shall have paid everything for the time being due from him and payable to the Company in respect of his shares and is entitled to attend and vote shall be entitled to be present or to vote (save as proxy for another member) either personally or by proxy, or to be reckoned in a quorum (save as proxy for another member), at any general meeting.

Qualification for voting.

(b) Where any member of the Company is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted.

(c) No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is given or tendered, and any vote not disallowed at such meeting shall be valid for all purposes. Any such objection made in due time shall be referred to the Chairman, whose decision shall be final and conclusive.

Objections to votes.

83. Any member of the Company entitled to attend and vote at a meeting of the Company or a meeting of the holder of any class of shares in the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. On a poll votes may be given either personally or by proxy. A proxy need not be a member of the Company. A member may appoint more than one proxy to attend on the same occasion. A member may appoint a proxy in respect of part only of his holding of shares in the Company.

Proxies.

84. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing, or if the appointor is a corporation, either under seal, or under the hand of an officer or attorney duly authorised. In the case of an instrument of proxy purporting to be signed on behalf of a corporation by an officer thereof it shall be assumed, unless the contrary appears, that such officer was duly authorized to sign such instrument of proxy on behalf of the corporation without further evidence of the fact.

Instrument appointing proxy to be in writing.

85. The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority shall be deposited at the Registered Office or at such other place as is specified in the notice of meeting or in the instrument of proxy issued by the Company not less than forty-eight hours before the time for holding the meeting or adjourned meeting or poll (as the case may be) at which the person named in such instrument proposes to vote, and in default the instrument of proxy shall

Appointment of proxy must be deposited.

not be treated as valid. No instrument appointing a proxy shall be valid after expiration of twelve months from the date of its execution, except at an adjourned meeting or on a poll demanded at a meeting or an adjourned meeting in cases where the meeting was originally held within twelve months from such date. Delivery of an instrument appointing a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned and, in such event, the instrument appointing a proxy shall be deemed to be revoked.

Form of proxy.

86. Every instrument of proxy, whether for a specified meeting or otherwise, shall be in such form as the Board may from time to time approve (provided that this shall not preclude the use of the two-way form) and the Board may, if it thinks fit, send out with the notice of any meeting forms of instrument of proxy for use at the meeting.

Authority under instrument appointing proxy.

87. The instrument appointing a proxy to vote at a general meeting shall: (i) be deemed to confer authority upon the proxy to demand or join in demanding a poll and to vote on any resolution (or amendment thereto) put to the meeting for which it is given as the proxy thinks fit provided that any form issued to a member for use by him for appointing a proxy to attend and vote at an extraordinary general meeting or at an annual general meeting at which any business is to be transacted shall be such as to enable the member, according to his intention, to instruct the proxy to vote in favour of or against (or, in default of instructions, to exercise his discretion in respect of) each resolution dealing with any such business and (ii) unless the contrary is stated therein, be valid as well for any adjournment of the meeting as for the meeting to which it relates.

When vote by proxy valid though authority revoked.

88. A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or unsoundness of mind of the principal or revocation of the proxy or power of attorney or other authority under which the proxy was executed, or the transfer of the share in respect of which the proxy is given, provided that no intimation in writing of such death, unsoundness of mind, revocation or transfer as aforesaid shall have been received by the Company at the registered office, or at such other place as is referred to in Article 85 of these Articles, prior to two hours before the commencement of the meeting, adjourned meeting or poll, as the case may be, at which the proxy is used.

Corporation acting by representative at meetings.

89. *(a)* Any corporation which is a member of the Company may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member of the Company.

(b) If a clearing house (or its nominee(s), being a corporation, is a member, it may authorise such person(s) as it thinks fit to act as its representative(s) at any meeting of the Company or at any meeting of any class of members provided that the authorisation shall specify the number and class of shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Article shall be entitled to exercise the same rights and powers as if such person was the registered holder of the shares of the Company held by the clearing house (or its nominee(s)) including the right to vote individually on a show of hands.

Registered Office

90. The Registered Office shall be at such place in Hong Kong as the Board shall from time to time appoint.

Registered Office.

Board of Directors

91. The number of Directors shall not be less than two.

Number.

92. Without prejudice to the power of the Company in general meeting in pursuance of any of these Articles to appoint any person to be a Director and subject to the Ordinance, the Board shall have power at any time and from time to time to appoint any person to be a Director, either to fill a causal vacancy or as an addition to the existing Board, but so that the total number of Directors shall not at any time exceed any maximum number fixed by or in accordance with these Articles. Any Director so appointed by the Board shall hold office only until the first general meeting after his appointment and shall then be eligible for re-election but shall not be taken into account in determining the Directors or the number of Directors who are to retire by rotation at such meeting.

Directors may fill vacancies.

93. *(a)* Any Director may at any time by notice in writing delivered to the registered office of the Company or at a meeting of the Directors, appoint any person (including another Director) to be his alternate Director for such period of absence from Hong Kong or such period of unavailability due to illness or disability or for such meeting as may be specified therein and may in like manner at any time determine such appointment. Such appointment, unless previously approved by the Directors, shall have effect only upon and subject to being so approved.

Alternate Directors.

(b) The appointment of an alternate Director shall determine on the happening of any event which, were he a Director, would cause him to vacate such office, or if his appointor ceases to be a Director.

(c) An alternate Director shall (except when absent from Hong Kong, for which purpose he shall be deemed absent from Hong

Kong on any day if he has given to the Secretary notice of his intention to be absent from Hong Kong for any period including such day and has not revoked such notice) be entitled to receive notices of meeting of the Directors and shall be entitled to attend and vote as a Director at any such meeting at which the Director appointing him is not personally present and generally at such meeting to perform all the functions of his appointor as a Director, and for the purposes of the proceedings at such meeting the provisions of these Articles shall apply as if he (instead of his appointor) were a Director. If he shall be himself a Director or shall attend any such meeting as an alternate for more than one Director his voting rights shall be cumulative. If his appointor is for the time being absent from Hong Kong or temporarily unable to act through ill-health or disability, his signature to any resolution in writing of the Directors shall be as effective as the signature of his appointor. To such extent as the Directors may from time to time determine in relation to any committees of the Directors, the foregoing provisions of this paragraph shall also apply *mutatis mutandis* to any meeting of any such committee of which his appointor is a member. An alternate Director shall not, save as aforesaid, have power to act as a Director nor shall he be deemed to be a Director for the purposes of these Articles. Section 153B(1) of the Companies Ordinance shall not apply to an alternate Director appointed pursuant to these Articles.

(d) An alternate Director shall be entitled to contract and be interested in and benefit from contracts or arrangements or transactions and to be repaid expenses and to be indemnified to the same extent *mutatis mutandis* as if he were a Director, but he shall not be entitled to receive from the Company in respect of his appointment as alternate Director any remuneration except only such part (if any) of the remuneration otherwise payable to his appointor as such appointor may by notice in writing to the Company from time to time direct.

No qualification shares for Directors.

94. A Director need not hold any qualification shares but shall nevertheless be entitled to receive notice of and to attend and speak at all general meetings of the Company and at all separate meetings of the respective holders of all classes of shares of the Company.

Directors' remuneration.

95. The Directors shall be entitled to receive by way of remuneration for their services such sum as shall from time to time be determined by the Company in general meeting, such sum (unless otherwise directed by the resolution by which it is voted) to be divided amongst the Directors in such proportions and in such manner as the Board may agree or, failing agreement, equally, except that in such event any Director holding office for less than the whole of the relevant period in respect of which the remuneration is paid shall only rank in such division in proportion to the time during such period for which he has held office. The foregoing provisions shall not apply to a Director who holds any salaried employment or office in the Company except in the case of sums paid in respect of Directors' fees.

96. The Directors shall also be entitled to be repaid all travelling, hotel and other expenses reasonably incurred by them respectively in or about the performance of their duties as Directors, including their expenses of travelling to and from board meetings, committee meetings or general meetings or otherwise incurred whilst engaged in the business of the Company.

Directors' expenses.

97. The Board may grant special remuneration to any Director who, being called upon, shall perform any special or extra services to the Company. Such special remuneration may be made payable to such Director in addition to or in substitution for his ordinary remuneration as a Director, and may be made payable by way of salary, or commission, participation in profits or otherwise as may be arranged.

Special remuneration.

98. Notwithstanding the foregoing Articles 95, 96 and 97, the remuneration of a Managing Director, Joint Managing Director, Deputy Managing Director or other Executive Director or a Director appointed to any other office in the management of the Company shall from time to time be fixed by the Directors and may be by way of salary, commission, or participation in profits or otherwise or by all or any of those modes and with such other benefits (including pension and/or gratuity and/or other benefits on retirement) and allowances as the Directors may from time to time decide. Such remuneration shall be in addition to his remuneration as a Director.

Remuneration of Managing Directors, etc.

99. *(a)* A Director shall vacate his office:-

When office of Director to be vacated.

(i) If he becomes bankrupt or has a receiving order made against him or suspends payment, or compounds with his creditors.

(ii) if he becomes of unsound mind or dies.

(iii) If he absents himself from the meetings of the Board during a continuous period of six months without special leave of absence from the Board, and his alternate Director (if any) shall not during such period have attended in his stead, and the Board passes a resolution that he has by reason of such absence vacated his office.

(iv) If he becomes prohibited by law from being a Director.

(v) If by notice in writing delivered to the Company at its registered office he resigns his office.

(vi) If he shall be removed from office by notice in writing served upon him signed by all his co-Directors.

(vii) If, having been appointed to an office under Article 114 hereof, he is dismissed or removed therefrom by the Board under Article 115.

(b) No Director shall be required to vacate office or be ineligible for re-election or re-appointment as a Director, and no person shall be ineligible for appointment as a Director, by reason only of his having attained any particular age.

Directors may contract with Company

100. *(a)* A Director may hold any other office or place of profit with the Company (except that of Auditor) in conjunction with his office of Director for such period and upon such terms as the Board may determine, and may be paid such extra remuneration therefor (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine and such extra remuneration shall be in addition to any remuneration provided for by or pursuant to any other Article.

(b) A Director may act by himself or his firm in a professional capacity for the Company (otherwise than as Auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

(c) A Director of the Company may be or become a director or other officer of, or otherwise interested in, any company promoted by the Company or any other company in which the Company may be interested, and shall not be liable to account to the Company or the members for any remuneration, profits or other benefits received by him as director or officer of or from his interest in such other company. The Board may also cause the voting power conferred by the shares in any other company held or owned by the Company or exercisable by it as director of such other company to be exercised in such manner in all respects as it thinks fit, including the exercise thereof in favour of any resolution appointing the Directors or any of them to be directors or officers of such other company, or voting or providing for the payment of remuneration to the directors or officers of such other company.

(d) A Director shall not vote or be counted in the quorum on any resolution of the Board concerning his own appointment as the holder of any office or place of profit with the Company or any other company in which the Company is interested (including the arrangement or variation of the terms thereof, or the termination thereof).

(e) Where arrangements are under consideration concerning the appointment (including the arrangement or variation of the terms thereof, or the termination thereof) of two or more Directors to offices or places of profit with the Company or any other company in which the Company is interested, a separate resolution may be put in

relation to each Director and in such case each of the Directors concerned shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment (or the arrangement or variation of the terms thereof, or the termination thereof) and except (in the case of an office or place of profit with any such other company as aforesaid) where the other company is a company in which the Director together with any of his associates own 5 per cent. or more.

(f) Subject to the Ordinance and to the next paragraph of this Article, no Director or proposed or intending Director shall be disqualified by his office from contracting with the Company, either with regard to his tenure of any office or place of profit or as vendor, purchaser or in any other manner whatsoever, nor shall any such contract or any other contract or arrangement in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company or the members for any remuneration, profit or other benefits realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relationship thereby established.

(g) A Director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with the Company shall declare the nature of his interest at the meeting of the Board at which the question of entering into the contract or arrangement is first taken into consideration if he knows his interest then exists, or in any other case at the first meeting of the Board after he knows that he is or has become so interested. For this purpose, a general notice to the Board by a Director to the effect that:-

(i) he is a member of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with that company or firm; or

(ii) he is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with a specified person who is connected with him,

shall be deemed to be a sufficient declaration of interest in relation to any such contract or arrangement; provided that no such notice shall be effective unless either it is given at a meeting of the Board or the Director takes reasonable steps to secure that it is brought up and read at the next Board meeting after it is given.

(h) Save as otherwise provided by these Articles, a Director shall not vote (nor be counted in the quorum) on any resolution of the Board approving any contract or arrangement or any other proposal

in which he or any of his associate(s) is materially interested, and if he shall do so his vote shall not be counted and he shall not be counted in the quorum of such resolution of the Board but this prohibition shall not apply to any of the following matters namely:

(i) any contract or arrangement for the giving by the Company or any of its subsidiaries of any security or indemnity to the Director or his associate(s) in respect of money lent by him or any of them or obligations incurred or undertaken by him or any of his associate(s) at the request of or for the benefit of the Company or any of its subsidiaries;

(ii) any contract or arrangement for the giving by the Company or any of its subsidiaries of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility in whole or in part whether alone or jointly under a guarantee or indemnity or by the giving of security;

(iii) any contract, arrangement or proposal concerning an offer of the shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(iv) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company;

(v) any contract, arrangement or proposal concerning any company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer, executive or a shareholder or in which the Director or his associate(s) is/are beneficially interested in shares of that company provided that the Director and any of his associate(s) do not in aggregate own five (5) per cent. or more of such company, within the meaning as described in Article 100(i);

(vi) any proposal or arrangement concerning the benefit of employees of the Company or its subsidiaries including the adoption, modification or operation of a pension fund or

retirement, death or disability benefit scheme which relates both to directors, his associates and employees of the Company or of any of its subsidiaries and does not give the Director, or his associate(s), as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates; or

(vii) any proposal or arrangement concerning the benefit of employees of the Company or its subsidiaries including the adoption, modification or operation of any employees' share scheme or any share incentive or share option scheme under which the Director or his associate(s) may benefit.

For the purposes of this Article 100(h), "subsidiary" shall have the meaning as defined in, Rule 1.01 of the Listing Rules.

(i) A company shall be deemed to be a company in which a Director and any of his associate(s) in aggregate own five (5) per cent. or more if and so long as (but only if and so long as) a Director and his associate(s), (either directly or indirectly) are in aggregate the holders of or beneficially interested in five (5) per cent. or more of the issued shares of any class of the equity share capital of such company or of the voting rights available to members of such company (or of any third company through which his/their interest is derived). For the purpose of this paragraph there shall be disregarded any shares held by a Director or any of his associate(s) as bare or custodian trustee and in which he has no beneficial interest, any shares comprised in a trust in which the interest of the Director or any of his associate(s) is in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust scheme in which the Director or his associate(s) is interested only as a unit holder and any shares which carry no voting right at general meetings and very restrictive dividend and return of capital right.

(j) Where a company in which a Director and any of his associate(s) in aggregate own five (5) per cent. or more (within the meaning as described in Article 100(i)) is materially interested in a transaction, then that Director shall also be deemed materially interested in such transaction.

(k) If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director or his associate(s) (other than the Chairman of the meeting) or as to the entitlement of any Director (other than such Chairman) to vote or be counted in the quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, such question shall be referred to the Chairman of the meeting and his ruling in relation to such

other Director shall be final and conclusive except in a case where the nature or extent of the interest of the Director concerned and of his associate(s) as known to such Director has not been fairly disclosed to the Board. If any question as aforesaid shall arise in respect of the Chairman of the meeting such question shall be decided by a resolution of the Board (for which purpose such Chairman shall not vote thereon) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such Chairman and of his associate(s) as known to such Chairman has not been fairly disclosed to the Board.

Rotation of Directors

Rotation and retirement of Directors.

101. At each annual general meeting one-third of the Directors for the time being, or, if their number is not three or a multiple of three, then the number nearest one-third or such other manner of rotation as may be required by the Listing Rules (as modified from time to time) or other codes, rules and regulations as may be prescribed by the applicable regulatory authority from time to time, shall retire from office. The Directors to retire in every year shall be those who have been longest in office since their last election but as between persons who became Directors on the same day those to retire shall (unless they otherwise agree between themselves) be determined by lot. The retiring Directors shall be eligible for re-election.

Meeting to fill up vacancies.

102. The Company at any general meeting at which any Directors retire in manner aforesaid, may fill up the vacated offices by electing a like number of persons to be Directors.

Retiring Directors to remain in office till successors appointed.

103. If at any general meeting at which an election of Directors ought to take place, the place of a retiring Director is not filled up, the retiring Director shall be deemed to have been re-elected and shall, if willing, continue in office until the next annual general meeting and so on from year to year until his place is filled up, unless it shall be expressly resolved at such meeting to reduce the number of Directors, or not to fill such vacated office, or unless a resolution for the re-election of such Director shall have been put to such meeting and lost.

Power of general meeting to increase or reduce number of Directors.

104. The Company may from time to time in general meeting by ordinary resolution increase or reduce the number of Directors but so that the number of Directors shall never be less than two.

Notice to be given when person proposed for election.

105. No person other than a retiring Director shall, unless recommended by the Board for election, be eligible for election to the office of Director at any general meeting unless notice in writing of the intention to propose that person for election as a Director and notice in writing by that person of his consent to be elected shall have been lodged at the Registered Office. The period for lodgement of such notices shall

commence on (and include) the day after the despatch of the notice of the meeting appointed for such election and end on (and exclude) the date that is seven (7) days before the date appointed for the meeting.

106. The Company shall keep at its office a register containing all such particulars of its Directors as are required by the Ordinance to be kept therein and shall send to the Registrar of Companies a copy of such register and shall from time to time notify to the Registrar any change that takes place in such Directors or their particulars as required by the Ordinance.

Register of Directors and notification of changes to Registrar.

107. The Company may by ordinary resolution remove any Director (including a Managing Director or other Executive Director) before the expiration of his period of office notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim which such Director may have for damages for any breach of any contract of service between him and the Company). Special notice is required of a resolution to remove a Director or to appoint somebody in place of a Director so removed at the general meeting at which he is removed, in accordance with the Ordinance. Any person so elected and appointed to fill the vacancy of a removed Director shall be treated for the purpose of determining the time at which he or any other Director is to retire by rotation as if he had become a Director on the day on which the Director in whose place he is appointed was last elected a Director. In default of such appointment the vacancy arising upon the removal of a Director from office may be filled as a casual vacancy.

Power to remove Director by ordinary resolution.

In this Article 107, "special notice" in relation to a resolution shall have the meaning ascribed thereto in the Ordinance.

107A. Notwithstanding any other provisions in these Articles and subject to any requirements on retirement of Directors by rotation as may be provided under the Listing Rules, there shall also be required to retire by rotation any Director (including those appointed for a specific term) who at an annual general meeting of the Company (the "Forthcoming AGM") shall have been a Director for three calendar years (the "3 Year Period") prior to (but including) the date of the Forthcoming AGM and who has not been elected or re-elected at any general meeting of the Company during the 3 Year Period and who has not otherwise ceased to be a Director (either by resignation, retirement, removal or otherwise) and been re-elected by a general meeting of the Company at or since any general meeting of the Company during the 3 Year Period, notwithstanding that the total number of Directors to retire at the relevant annual general meeting would as a result exceed one-third of the Directors for the time being.

Borrowing Powers

108. The Directors may from time to time at their discretion exercise all the powers of the Company to raise or borrow, or to secure the payment of, any sum or sums of money for the purposes of the Company and to mortgage or charge its undertaking, property and uncalled capital or any part thereof.

Power to borrow.

109. The Directors may raise or secure the payment or repayment of such sum or sums in such manner and upon such terms and conditions in all respects as they think fit and in particular, by the issue of debentures, debenture stock, bonds or other securities of the Company, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

Conditions on which money may be borrowed.

110. Debentures, debenture stock, bonds and other securities may be made assignable free from any equities between the Company and the person to whom the same may be issued.

Assignment.

111. Any debentures, debenture stock, bonds or other securities may be issued at a discount, premium or otherwise and with any special privileges as to redemption, surrender, drawings, allotment of shares, attending and voting at general meetings of the Company, appointment of Directors and otherwise.

Special privileges.

112. The Directors shall cause a proper register to be kept, in accordance with the provisions of the Companies Ordinance, of all mortgages and charges specifically affecting the property of the Company and shall duly comply with the requirements of the Companies Ordinance, in regard to the registration of mortgages and charges therein specified and otherwise.

Register of charges to be kept.

113. Where any uncalled capital of the Company is charged, all persons taking any subsequent charge thereon shall take the same subject to such prior charge, and shall not be entitled, by notice to the members or otherwise, to obtain priority over such prior charge.

Charge of uncalled capital.

Managing Directors etc.

114. The Board may from time to time appoint any one or more of its body to the office of Managing Director, Joint Managing Director, Deputy Managing Director or other Executive Director and/or such other office in the management of the Company as it may decide for such period and upon such terms as it thinks fit and upon such terms as to remuneration as it may decide in accordance with Article 98.

Power to appoint Managing Directors, etc.

115. Every Director appointed to an office under Article 114 hereof shall, subject to the provisions of any contract between himself and the Company with regard to his employment in such office, be liable to be dismissed or removed therefrom by the Board of Directors.

Removal of Managing Director, etc.

116. A Director appointed to an office under Article 114 hereof shall be subject to the same provisions as to removal as the other Directors, and he shall (subject to the provisions of any contract between him and the Company) *ipso facto* and immediately cease to hold such office if he ceases to hold the office of Director for any cause.

Cessation of appointment.

117. The Directors may from time to time entrust to and confer upon a Managing Director, Joint Managing Director, Deputy Managing Director or Executive Director all or any of the powers of the Board that they may think fit. But the exercise of all powers by such Director shall be subject to such regulations and restrictions as the Directors may from time to time make and impose, and the said powers may at any time be withdrawn, revoked or varied.

Powers may be delegated.

Powers of Directors

118. *(a)* Subject to any exercise by the Directors of the powers conferred by Articles 117, 119, 120, 121, 127, 139 and 140 hereof, the management of the business of the Company shall be vested in the Board who, in addition to the powers and authorities by these Articles expressly conferred upon them, may execise all such powers and do all such acts and things as may be exercised or done by the Company and are not hereby or by the Ordinance expressly directed or required to be exercised or done by the Company in general meeting, but subject nevertheless to the provisions of the Ordinance and of these Articles and to any regulations from time to time made by the Company in general meeting not being inconsistent with such provisions or these Articles: Provided that no regulation so made shall invalidate any prior act of the Board which would have been valid if such regulation had not been made.

General powers of Company vested in Directors.

(b) Subject to the requirements as stipulated in the Listing Rules and all other applicable law, rules and regulations, and without prejudice to the general powers conferred by these Articles it is hereby expressly declared that the Directors shall have the following powers:-

(i) To give to any person the right or option of requiring at a future date that an allotment shall be made to him of any share at par or at such premium as may be agreed.

(ii) To give any Directors, officers or servants of the Company an interest in any particular business or transaction or

participation in the profits thereof or in the general profits of the Company either in addition to or in substitution for a salary or other remuneration.

Managers

119. The Directors may from time to time appoint a general manager, a manager or managers of the Company and may fix his or their remuneration either by way of salary or commission or by conferring the right to participation in the profits of the Company or by a combination of two or more of these modes and pay the working expenses of any of the staff of the general manager, manager or managers who may be employed by him or them upon the business of the Company.

Appointment and remuneration of managers.

120. The appointment of such general manager, manager or managers may be for such period as the Directors may decide, and the Board may confer upon him or them all or any of the powers of the Directors as it may think fit.

Tenure of office and powers.

121. The Directors may enter into such agreement or agreements with any such general manager, manager or managers upon such terms and conditions in all respects as the Directors may in their absolute discretion think fit, including a power for such general manager, manager or managers to appoint an assistant manager or managers or other employees whatsoever under them for the purpose of carrying on the business of the Company.

Terms and conditions of appointment.

Chairman

122. The Directors may elect a Chairman for their meetings and determine the period (not being a period extending beyond the date of the annual general meeting at which such Chairman is due to retire by rotation under Article 101) for which he is to hold office; but if no such Chairman is elected, or if at any meeting the Chairman is not present or is unwilling so to act within five minutes after the time appointed for holding the same, the Directors present may choose one of their number to be Chairman for that meeting.

Chairman.

Proceedings of the Directors

123. The Directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings and proceedings as they think fit and may determine the quorum necessary for the transaction of business. Unless otherwise determined two Directors shall be a quorum. For the purpose of this Article an alternate Director shall be counted in a quorum but notwithstanding that an alternate Director who is an alternate for more than one Director shall for quorum purposes be

Meetings of Directors, quorum, etc.

counted as only one Director. Any Director may participate in a meeting of the Board or of any such committee of the Board by means of a conference telephone or similar communication equipment by means of which all persons participating in the meeting are capable of hearing each other.

124. A Director may, and on request of a Director the Secretary shall, at any time summon a meeting of the Board. Notice thereof shall be given to each Director either in writing or by telephone or by telex or telegram at the address from time to time notified to the Company by such Director or in such other manner as the Board may from time to time determine. Provided however that notice need not be given to any Director for the time being absent from Hong Kong. A Director may waive notice of any meeting and any such waiver may be prospective or retrospective.

Convening of Board meeting.

125. Questions arising at any meeting of the Board shall be decided by a majority of votes, and in case of an equality of votes the Chairman shall have a second or casting vote.

How questions to be decided.

126. A meeting of the Directors for the time being at which a quorum is present shall be competent to exercise all or any of the authorities, powers and discretions by or under the Articles of the Company for the time being vested in or exercisable by the Directors generally.

Powers of meeting.

127. The Directors may delegate any of its powers to committees consisting of such member or members of its body as the Directors thinks fit, and they may, from time to time, revoke such delegation or revoke the appointment of and discharge any such committees either wholly or in part, and either as to person or purposes, but every committee so formed shall in the exercise of the powers so delegated conform to any regulations that may from time to time be imposed upon it by the Directors.

Power to appoint committee and to delegate.

128. All acts done by any such committee in conformity with such regulations, and in fulfilment of the purposes for which it is appointed, but not otherwise, shall have the like force and effect, as if done by the Directors, and the Directors shall have power, with the consent of the Company in general meeting, to remunerate the members of any special committee, and charge such remuneration to the current expenses of the Company.

Acts of committee to be of same effect as acts of Directors.

129. The meetings and proceedings of any such committee consisting of two or more members shall be governed by the provisions herein contained for regulating the meetings and proceedings of the Directors.

Proceedings of committee.

130. All acts *bona fide* done by any meeting of the Directors or by a committee of Directors, or by any person acting as a Director shall, notwithstanding that it shall be afterwards discovered that there was some defect in the appointment of any such Director or person acting as aforesaid or that he had by virtue of Article 99(a) ceased to be a Director, be as valid as if every such person had been duly appointed and had not ceased to be a Director.

When acts of Directors or committee to be valid notwithstanding defects.

131. The continuing Directors may act notwithstanding any vacancy in their body, but, if and so long as their number is reduced below the minimum number fixed by or pursuant to these Articles, the continuing Directors or Director may act for the purpose of increasing the number of Directors to that number, or of summoning a general meeting of the Company, but for no other purpose.

Directors' powers when vacancies exist.

132. A resolution in writing signed by all the Directors in Hong Kong except such as are temporarily unable to act through ill-health or disability, and all the alternate Directors in Hong Kong whose appointors are absent from Hong Kong or are temporarily unable to act as aforesaid shall (so long as they constitute a quorum as provided in Article 123) be as valid and effectual as if it had been passed at a meeting of the Directors duly convened and held and may consist of several documents in like form each signed by one or more of the Directors or alternate Directors.

Directors' resolutions in writing.

Register of Directors and Officers and Minutes

133. *(a)* The Board shall cause to be kept in one or more books at the Registered Office a Register of Directors and Officers and shall enter therein the following particulars with respect to each Director and Officer, that is to say:

(i) his or her first name and surname; and

(ii) his or her address.

(b) The Board shall within a period of fourteen (14) days from the occurrence of-

(i) any change among its Directors and Officers: or

(ii) any change in the particulars contained in the Register of Directors and Officers,

cause to be entered on the Register of Directors and Officers the particulars of such change and of the date on which it occurred.

(c) The Register of Directors and Officers shall be open to inspection by members of the public without charge at the Office between 10:00 a.m. and 12:00 noon on every business day.

(d) In this Article "Officer" has the meaning ascribed to it in Section 2 of the Ordinance.

(e) The Board shall cause Minutes to be duly entered in books provided for the purpose:

(i) of all elections and appointments of officers;

(ii) of the names of the Directors present at each meeting of the Directors and of any committee of the Directors;

(iii) of all resolutions and proceedings of each general meeting of the Members, meetings of the Board and meetings of committees of the Board.

Secretary

134. The Secretary shall be appointed by the Board for such term, at such remuneration and upon such conditions as it may think fit, and any Secretary so appointed may be removed by the Board. Anything by the Ordinance or these Articles required or authorised to be done by or to the Secretary, if the office is vacant or there is for any other reason no Secretary capable of acting, may be done by or to any assistant or deputy Secretary, or if there is no assistant or deputy Secretary capable of acting, by or to any officer of the Company authorised generally or specially on that behalf by the Board. In the event that the Secretary appointed is a corporation or other body, it may act and sign by the hand of any one or more of its Directors or officers duly authorised.

Appointent of Secretary.

135. The Secretary shall ordinarily reside in Hong Kong.

Residence.

136. A provision of the Ordinance or of these Articles requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as or in place of the Secretary.

Same person not to act in two capacities at once.

Management — Miscellaneous

137. *(a)* The Board shall provide for the safe custody of the seal which shall only be used by the authority of the Board or of a committee of the Board authorised by the Board in that behalf, and every instrument to which the seal shall be affixed shall be signed by a Director and shall be countersigned by the Secretary or by a second Director or by

Seal.

some other person appointed by the Board for the purpose. Provided that the Board may either generally or in any particular case or cases resolve (subject to such restrictions as to the manner in which the seal may be affixed as the Board may determine) that such signatures or any of them may be affixed to certificates for shares or debentures or representing any other form of security by some mechanical means other than autographic to be specified in such resolution or that such certificates need not be signed by any person. Every instrument executed in manner provided by this Article shall be deemed to be sealed and executed with the authority of the Board previously given.

(b) The Company may have an official seal for use for sealing certificates for shares or other securities issued by the Company as permitted by Section 73A of the Ordinance (and no signature of any Director, officer or other person and no mechanical reproduction thereof shall be required on any such certificates or other document and any such certificates or other document to which such official seal is affixed shall be valid and deemed to have been sealed and executed with the authority of the Board notwithstanding the absence of any such signature or mechanical reproduction as aforesaid) and an official seal for use abroad under the provisions of the Companies Ordinance where and as the Board shall determine, and the Company may by writing under the seal appoint any agents or agent, committees or committee abroad to be the duly authorised agents of the Company for the purpose of affixing and using such official seal and they may impose such restrictions on the use thereof as may be thought fit. Wherever in these Articles reference is made to the seal, the reference shall, when and so far as may be applicable, be deemed to include any such official seal as aforesaid.

Official seal.

138. All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments, and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be, in such manner as the Board shall from time to time by resolution determine. The Company's banking account shall be kept with such banker or bankers as the Board shall from time to time determine.

Cheques and banking arrangements.

139. *(a)* The Board may from time to time, and at any time, by power of attorney under the common seal, appoint any company, firm or person, or any fluctuating body of persons, whether nominated directly or indirectly by the Board to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board under these Articles) and for such period and subject to such conditions as it may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board may think fit, and may also authorise any such attorney

Power to appoint attorney.

to sub-delegate all or any of the powers authorities and discretions vested in him.

(b) The Company may, by writing under its common seal, empower any person, either generally or in respect of any specified matter, as its attorney, to execute deeds and instruments on its behalf and to enter into contracts and sign the same on its behalf in any place not situate within Hong Kong, and every deed signed by such attorney on behalf of the Company and under his seal shall bind the Company and have the same effect as if it were under the common seal of the Company.

Execution of deeds by attorney.

140. The Board may establish any committees, local boards or agencies for managing any of the affairs of the Company, either in Hong Kong or elsewhere, and may appoint any persons to be members of such committees, local boards or agencies and may fix their remuneration, and may delegate to any committee, local board, or agent any of the powers, authorities and discretions vested in the Board (other than its powers to make calls and forfeit shares), with power to sub-delegate, and may authorise the members of any local board, or any of them, to fill any vacancies therein, and to act notwithstanding vacancies, and any such appointment or delegation may be upon such terms and subject to such conditions as the Board may think fit, and the Board may remove any person so appointed, and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

Local boards.

141. The Board may establish and maintain or procure the establishment and maintenance of any contributory or non-contributory pension or superannuation funds for the benefit of, or give or procure the giving of donations, gratuities, pensions, allowances or emoluments to any persons who are or were at any time in the employment or service of the Company, or of any company which is a subsidiary of the Company, or is allied or associated with the Company or with any such subsidiary company, or who are or were at any time directors or officers of the Company or of any such other company as aforesaid, and who hold or who have held any salaried employment or office in the Company or such other company, and the wives, widows, families and dependants of any such persons. The Board may also establish and subsidise or subscribe to any institutions, associations, clubs or funds calculated to be for the benefit of or to advance the interests and well-being of the Company or of any such other company as aforesaid or of any such persons as aforesaid, and may make payments for or towards the insurance of any such persons as aforesaid, and subscribe or guarantee money for charitable or benevolent objects or for any exhibition or for any public, general or useful object. The Board may do any of the matters aforesaid, either alone or in conjunction with any such other company as aforesaid. Any Director holding any such employment or office shall be entitled to participate in

Pension funds, donations, etc.

and retain for his own benefit any such donation, gratuity, pension, allowance or emolument.

Capitalisation of Reserves

142. *(a)* The Company in general meeting may upon the recommendation of the Directors resolve that it is desirable to capitalise any part of the amount for the time being standing to the credit of any of the Company's reserve accounts or to the credit of the profit and loss account or otherwise available for distribution (and not required for the payment or provision of the dividend on any shares with a preferential right to dividend) and accordingly that such sums be set free for distribution amongst the members holding ordinary shares in proportion to the number of ordinary shares (whether or not fully paid) held by them respectively on condition that the same be not paid in cash but be applied either in or towards paying up any amounts for the time being unpaid on any shares held by such members respectively or paying up in full unissued shares or debentures of the Company to be allotted and distributed credited as fully paid up to and amongst such members in the proportions aforesaid, or partly in the one way and partly in the other, and the Board shall give effect to such resolution: Provided that a share premium account and a capital redemption reserve fund may, for the purposes of this Article, only be applied in the paying up of unissued shares to be issued to members of the Company as fully paid up shares.

Power to capitalise.

(b) Whenever such a resolution as aforesaid shall have been passed the Directors shall make all appropriations and applications of the undivided profits resolved to be capitalised thereby, and all allotments and issues of fully paid up shares or debentures, if any, and generally shall do all acts and things required to give effect thereto, with full power to the Directors to make such provision by the issue of fractional certificates or by payment in cash or otherwise (including provision for the benefit of fractional entitlements to accrue to the Company rather than to the members concerned) as they think fit for the case of shares or debentures becoming distributable in fractions, and also to authorise any person to enter on behalf of all members entitled thereto into an agreement with the Company providing for the allotment to them respectively, credited as fully paid up, of any further shares or debentures to which they may be entitled upon such capitalisation, or, as the case may require, for the payment up by the Company on their behalf, by the application thereto of their respective proportions of the profits resolved to be capitalised, of the amounts or any part of the amounts remaining unpaid on their existing shares, and any agreement made under such authority shall be effective and binding on all such members.

Effect of resolution to capitalise.

Subscription Rights Reserve

Subscription Rights Reserve.

143. *(a)* If, so long as any of the rights attached to any warrants issued by the Company to subscribe for shares of the Company shall remain exercisable, the Company does any act or engages in any transaction which, as a result of any adjustments to the subscription price in accordance with the provisions of the conditions of the warrants, would reduce the subscription price to below the par value of a share then the following provisions shall apply:-

(i) as from the date of such act or transaction the Company shall establish and thereafter (subject as provided in this Article) maintain in accordance with the provisions of this Article a reserve (the "Subscription Rights Reserve") the amount of which shall at no time be less than the sum which for the time being would be required to be capitalised and applied in paying up in full the nominal amount of the additional shares required to be issued and allotted credited as fully paid pursuant to sub-paragraph *(iii)* of this paragraph *(a)* on the exercise in full of all the subscription rights outstanding and shall apply the Subscription Rights Reserve in paying up such additional shares in full as and when the same are allotted;

(ii) the Subscription Rights Reserve will not be used for any purpose other than that specified above until all other reserves of the Company (other than share premium account and capital redemption reserve fund) have been used and will then only be used to make good losses of the Company if and so far as is required by law;

(iii) upon the exercise of all or any of the subscription rights represented by any warrant, the relevant subscription rights shall be exercisable in respect of a nominal amount of shares equal to the amount in cash which the holder of such warrant is required to pay on exercise of the subscription rights represented thereby (or as the case may be, the relevant portion thereof in the event of a partial exercise of the subscription rights) and, in addition, there shall be allotted in respect of such subscription rights to the exercising warrantholder credited as fully paid such additional nominal amount of shares as is equal to the difference between:-

(aa) the said amount in cash which the holder of such warrant is required to pay on exercise of the subscription rights represented thereby (or, as the

case may be, the relevant portion thereof in the event of a partial exercise of the subscription rights) and;

(bb) the nominal amount of shares in respect of which such subscription rights would have been exercisable having regard to the provisions of the conditions of the warrants, had it been possible for such subscription rights to represent the right to subscribe for shares at less than par;

and immediately upon such exercise so much of the sum standing to the credit of the Subscription Rights Reserve as is required to pay up in full such additional nominal amount of shares shall be capitalised and applied in paying up in full such additional nominal amount of shares which shall forthwith be allotted ani credited as fully paid to the exercising warrantholders:

(iv) if upon the exercise of the subscription rights represented by any warrant the amount standing to the credit of the Subscription Rights Reserve is not sufficient to pay up in full such additional nominal amount, of shares equal to such difference as aforesaid to which the exercising warrantholder is entitled, the Directors shall apply any profits or reserves then or thereafter becoming available (including to the extent permitted by law, share premium account and capital redemption reserve fund) for such purpose until such additional nominal amount of shares is paid up and allotted as aforesaid and until such time no dividend or other distributions shall be paid or made on the shares. Pending such payment up and allotment the exercising warrantholder shall be issued by the Company with a certificate evidencing his right to the allotment of such additional nominal amount of shares. The rights represented by any such certificate shall be in registered form and shall be transferable in whole or in part in units of one share in the like manner as the shares for the time being transferable, and the Company shall make such arrangements in relation to the maintenance of a register therefor and other matters in relation thereto as the Directors may think fit and adequate particulars thereof shall be made known to each relevant exercising warrantholder upon the issue of such certificate.

(b) Shares allotted pursuant to the provisions of this Article shall rank *pari passu* in all respects with the other shares allotted on the relevant exercise of the subscription rights represented by the warrant concerned.

(c) Notwithstanding anything contained in paragraph (a) of this Article no fraction of a share shall be allotted on exercise of the subscription rights.

(d) The provisions of this Article as to the establishment and maintenance of the Subscription Rights Reserve shall not be altered or added to in any way which would vary or abrogate, or which would have the effect of varying or abrogating, the provisions for the benefit of any warrantholder or class of warrantholders under this Article without the sanction of a special resolution of such warrantholders or class of warrantholders.

(e) A certificate or report by the Auditors as to whether or not the Subscription Rights Reserve is required to be established and maintained and if so the amount thereof so required to be established and maintained, as to the purposes for which the Subscription Rights Reserve has been used, as to the extent to which it has been used to make good losses of the Company, as to the additional nominal amount of shares required to be allotted to an exercising warrantholder credited as fully paid and as to any other matter concerning the Subscription Rights Reserve shall (in the absence of manifest error) be conclusive and binding upon the Company and all warrantholders and shareholders.

Dividends and Reserves

Power to declare dividends.

144. The Company in general meeting may declare dividends in any currency, but no dividends shall exceed the amount recommended by the Board.

Board's power to pay interim dividends.

145. *(a)* The Board may from time to time pay to the members such interim dividends as appear to the Board to be justified by the profits of the Company, and in particular (but without prejudice to the generality of the foregoing) if at any time the share capital of the Company is divided into different classes, the Board may pay such interim dividends in respect of those shares in the capital of the Company which confer on the holders thereof deferred or non-preferential rights as well as in respect of those shares which confer on the holders thereof preferential rights with regard to dividend and provided that the Board acts bona fide the Board shall not incur any responsibility to the holders of shares conferring any preference for any damage that they may suffer by reason of the payment of an interim dividend on any shares having deferred or non-preferential rights.

(b) The Board may also pay half-yearly or at other suitable intervals to be settled by it any dividend which may be payable at a fixed rate if the Board is of the opinion that the profits justify the payment.

146. *(a)* No dividend shall be payable except out of the profits of the Company available for distribution. No dividend shall carry interest.

Provisions as to dividends.

(b) For so long as any share issued under any share incentive scheme remains subject to restrictions on dividends, voting and transfer imposed thereby, but without prejudice to the entitlement of the holder of such share to participate in any distribution on capitalization of reserves under Article 142, no dividend whether payable in cash or in specie or by way of allotment of fully paid shares under Article 148 hereof shall be declared or paid on such share.

147. Whenever the Directors or the Company in general meeting have resolved that a dividend be paid or declared, the Directors may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind and in particular of paid up shares, debentures or warrants to subscribe securities of the Company or any other company, or in any one or more of such ways, and where any difficulty arises in regard to the distribution the Directors may settle the same as it thinks expedient, and in particular may issue fractional certificates, disregard fractional entitlements or round the same up or down, and may fix the value for distribution of such specific assets, or any part thereof, and may determine that cash payments shall be made to any members upon the footing of the value so fixed in order to adjust the rights of all parties, and may vest such specific assets in trustees as may seem expedient to the Directors and may appoint any person to sign any requisite instruments of transfer and other documents on behalf of the persons entitled to the dividend, and such appointment shall be effective. Where requisite, a contract shall be filed in accordance with the provisions of the Ordinance, and the Directors may appoint any person to sign such contract on behalf of the persons entitled to the dividend, and such appointment shall be effective.

Dividend in specie.

148. *(a)* Whenever the Directors or the Company in general meeting has resolved that a dividend be paid or declared on the share capital of the Company, the Directors may further resolve:-

Scrip dividends.

(i) That such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid provided that the shareholders entitled thereto will be entitled to elect to receive such dividend (or part thereof) in cash in lieu of such allotment. In such case, the following provisions shall apply:-

(aa) the basis of any such allotment shall be determined by the Directors:

(bb) the Directors, after determining the basis of allotment, shall give not less than two weeks' notice in writing to the holders of the relevant shares of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

(cc) the right of election may be exercised in whole or in part;

(dd) the dividend (or that part of the dividend to be satisfied by the allotment of shares as aforesaid) shall not be payable in cash on shares in respect whereof the cash election has not been duly exercised ("the non-elected shares") and in satisfaction thereof shares shall be allotted credited as fully paid to the holders of the non-elected shares on the basis of allotment determined as aforesaid and for such purpose the Directors shall capitalise and apply out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserve or reserves or other special account other than the Subscription Rights Reserve or Conversion Rights Reserve or Capital Redemption Reserve Fund (if there be any such Reserves)) as the Directors may determine, such sum as may be required to pay up in full the appropriate number of shares for allotment and distribution to and amongst the holders of the non-elected shares on such basis; or

(ii) That the shareholders entitled to such dividend be entitled to elect to receive an allotment of shares credited as fully paid in lieu of the whole or such part of the dividend as the Directors may think fit. In such case, the following provisions shall apply:-

(aa) the basis of any such allotment shall be determined by the Directors;

(bb) the Directors, after determining the basis of allotment, shall give not less than two weeks' notice in writing to the holders of the relevant

shares of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

(cc) the right of election may be exercised in whole or in part;

(dd) the dividend (or that part of the dividend in respect of which a right of election has been accorded) shall not be payable in cash on shares in respect whereof the share election has been duly exercised ("the elected shares") and in lieu thereof shares shall be allotted credited as fully paid to the holders of the elected shares on the basis of allotment determined as aforesaid and for such purpose the Directors shall capitalise and apply out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserve or reserves or other special account other than the Subscription Rights Reserve or Conversion Rights Reserve or Capital Redemption Reserve Fund (if there be any such Reserves)) as the Directors may determine, such sum as may be required to pay up in full the appropriate number of shares for allotment and distribution to and amongst the holders of the elected shares on such basis.

(b) *(i)* The shares allotted pursuant to the provisions of paragraph (a) shall rank *pari passu* in all respects with the shares of the same class (if any) then in issue save only as regards participation in the relevant dividend.

(ii) The Directors may do all acts and things considered necessary or expedient to give effect to any capitalisation pursuant to the provisions of paragraph *(a)*, with full power to the Directors to make such provisions as it thinks fit in the case of shares becoming distributable in fractions (including provisions whereby, in whole or in part, fractional entitlements are aggregated and sold and the net proceeds distributed to those entitled, or are disregarded or rounded up or down or whereby the benefit of fractional entitlements accrues to the Company rather than to the members concerned). The Directors may authorise any person to enter into, on behalf of all members interested, an agreement with the Company providing for such capitalisation and matters

incidental thereto and any agreement made pursuant to such authority shall be effective and binding on all concerned.

(c) The Company may upon the recommendation of the Board by special resolution resolve in respect of any particular dividend of the Company that notwithstanding the provisions of paragraph *(a)* of this Article a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid without offering any right to shareholders to elect to receive such dividend in cash in lieu of such allotment.

(d) The Directors may on any occasion determine that an allotment of shares under paragraph *(a)(i)* of this Article or a right of election to receive an allotment of shares under paragraph *(a)(ii)* of this Article shall not be made or made available to any shareholders with registered addresses in any territory where in the absence of a registration statement or other special formalities the allotment of shares or the circulation of an offer of such right of election would or might be unlawful, and in such event the provisions aforesaid shall be read and construed subject to such determination.

Reserves.

149. The Board may, before recommending any dividend, set aside out of the profits of the Company such sums as it thinks fit as a reserve or reserves which shall, at the discretion of the Board, be applicable for meeting claims on or liabilities of the Company or contingencies or for paying off any loan capital or for equalising dividends or for any other purpose to which the profits of the Company may be properly applied, and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments (other than shares of the Company) as the Board may from time to time think fit, and so that it shall not be necessary to keep any investments constituting the reserve or reserves separate or distinct from any other investments of the Company. The Board may also without placing the same to reserve carry forward any profits which it may think prudent not to divide.

Dividends to be paid in proportion to paid up capital.

150. Subject to the rights of persons, if any, entitled to shares with special rights as to dividend, all dividends shall be declared and paid according to the amounts paid or credited as paid up on the shares in respect whereof the dividend is paid, but no amount paid up or credited as paid up on a share in advance of calls shall be treated for the purposes of this Article as paid up on the share. All dividends shall be apportioned and paid proportionately to the amounts paid or credited as paid up on the shares during any portion or portions of the period in respect of which the dividend is paid; but if any share is issued on terms providing that it shall rank for dividend as from a particular date such shares shall rank for dividend accordingly.

151. *(a)* The Directors may retain any dividends or other moneys payable on or in respect of a share upon which the Company has a lien, and may apply the same in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exists.

Retention of dividends etc.

(b) The Directors may deduct from any dividend or bonus payable to any member all sums of money (if any) presently payable by him to the Company on account of calls, instalments or otherwise in relation to the shares of the Company.

Deduction of debts.

152. Any general meeting sanctioning a dividend may make a call on the members of such amount as the meeting fixes, but so that the call on each member shall not exceed the dividend payable to him, and so that the call be made payable at the same time as the dividend, and the dividend may, if so arranged between the Company and the member, be set off against the call.

Dividend and call together.

153. A transfer of shares shall not pass the right to any dividend or bonus declared thereon before the registration of the transfer.

Effect of transfer.

154. If two or more persons are registered as joint holders of any share, any one of such persons may give effectual receipts for any dividends, interim dividends or bonuses and other moneys payable in respect of such shares.

Receipts for dividends on shares held by joint holders.

155. Unless otherwise directed by the Directors, any dividend or bonus may be paid by cheque or warrant sent through the post to the registered address of the member entitled, or, in case of joint holders, to the registered address of that one whose name stands first in the register in respect of the joint holding or to such person and to such address as the holder or joint holders may in writing direct. Every cheque or warrant so sent shall be sent at the risk of the holder or joint holder, as the case may be, and made payable to the order of the person to whom it is sent, and the payment of any such cheque or warrant shall operate as a good discharge to the Company in respect of the dividend and/or bonus represented thereby, notwithstanding that it may subsequently appear that the same has been stolen, or that any endorsement thereon has been forged.

Payment by post.

156. All dividends or bonuses unclaimed for one year after having been declared may be invested or otherwise made use of by the Board for the benefit of the Company until claimed and the Company shall not be constituted a trustee in respect thereof for any profit or benefit derived therefrom. All dividends or bonuses unclaimed for six years after having been declared may be forfeited by the Board and shall revert to the Company. The payment by the Board of any unclaimed dividend or other sums payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof.

Unclaimed dividends.

157. Any resolution declaring a dividend on shares of any class, whether a resolution of the Company in general meeting or a resolution of the Board, may specify that the same shall be payable or distributable to the persons registered as the holders of such shares on a particular date or at a point of time on a particular date, notwithstanding that it may be a date prior to that on which the resolution is passed, and thereupon the dividend shall be payable or distributable to them in accordance with their respective holdings so registered, but without prejudice to the rights inter se in respect of such dividend of transferors and transferees of any such shares. The provisions of this Article shall *mutatis mutandis* apply to bonuses, capitalisation issue, distributions of realised capital profits or offers or grants made by the Company to the members.

Record dates.

158. Without prejudice to the rights of the Company under Article 156, the Company may cease sending such cheques for dividend entitlements or dividend warrants by post if such cheques or warrants have been left uncashed on two consecutive occasions. However, the Company may exercise the power to cease sending cheques for dividend entitlements or dividend warrants after the first occasion on which such a cheque or warrant is returned undelivered.

Company may cease sending dividend warrants.

159. The Company shall have the power to sell, in such manner as the Board thinks fit, any shares of a member who is untraceable, but no such sale shall be made unless:-

Company may sell shares of untraceable members.

(i) in respect of dividends of the shares in question, being not less than three in total number, for any sum payable in cash to the holder of such shares in respect of them sent during the relevant period in the manner authorised by the Articles of the Company have remained uncashed;

(ii) so far as it is aware at the end of the relevant period, the Company has not at any time during the relevant period received any indication of the existence of the member who is the holder of such shares or of a person entitled to such shares by death, bankruptcy or operation of law; and

(iii) the Company has caused an advertisement to be inserted in English in an English language newspaper and in Chinese in a Chinese language newspaper giving notice of its intention to sell such shares and/or, subject to the Listing Rules, in the manner in which notices may be served by the Company by electronic means as herein provided, and has notified the Stock Exchange of such intention and a period of three months has elapsed since the date of such advertisement.

For the purpose of the foregoing, "relevant period" means the period commencing twelve years before the date of publication of the advertisement referred to in paragraph *(iii)* of this Article and ending at the expiry of the period referred to in that paragraph.

To give effect to any such sale the Board may authorise any person to transfer the said shares and instrument of transfer signed or otherwise executed by or on behalf of such person shall be as effective as if it had been executed by the registered holder or the person entitled by transmission to such shares, and the purchaser shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale. The net proceeds of the sale will belong to the Company and upon receipt by the Company of such net proceeds it shall become indebted to the former member for an amount equal to such net proceeds. No trust shall be created in respect of such debt and no interest shall be payable in respect of it and the Company shall not be required to account for any money earned from the net proceeds which may be employed in the business of the Company or as it thinks fit. Any sale under this Article shall be valid and effective notwithstanding that the member holding the shares sold is dead, bankrupt or otherwise under any legal disability or incapacity.

Accounts

Accounts to be kept.

160. The Directors shall cause true accounts to be kept of the sums of money received and expended by the Company, and the matters in respect of which such receipt and expenditure take place, and of the property, assets, credits and liabilities of the Company and of all other matters required by the Ordinance or necessary to give a true and fair view of the Company's affairs and to explain its transactions.

Where accounts to be kept.

161. The books of account shall be kept at the Registered Office or at such other place or places as the Board thinks fit and shall always be open to the inspection of the Directors.

Inspection by members.

162. The Directors shall from time to time determine whether and to what extent, at what times and places and under what conditions or regulations, the accounts and books of the Company, or any of them, shall be open to the inspection of the members not being Directors, and no member (not being a Director) shall have any right of inspecting any account or book or document of the Company, except as conferred by the Ordinance or authorised by the Directors or by the Company in general meeting.

163. *(a)* The Directors shall, from time to time, in accordance with the Ordinance, cause to be prepared and to be laid before the annual general meeting of the Company such profit and loss accounts, balance sheets, group accounts (if any), reports of the Directors and of the Auditors and other documents (if any) as are required by the Ordinance. Each balance sheet shall be signed on behalf of the Directors by two of their number. The Directors may also cause to be prepared any other financial documents (including without limitation any summary financial report) as they think fit.

Relevant financial documents and summary financial reports to be sent to entitled persons.

(b) Subject to Article 163(c) below, a copy of the relevant financial documents or (to the extent permitted by and subject to due compliance with all applicable law, rules and regulation, including, without limitation, the Listing Rules) the summary financial report shall, not less than twenty-one days before the meeting, be delivered or sent by post to the registered address of every member and debenture holder of the Company, or in the case of a joint holding to that member or debenture holder (as the case may be) whose name stands first in the appropriate register in respect of the joint holding. No accidental non-compliance with the provisions of this Article shall invalidate the proceedings at the meeting.

(c) Where a member or debenture holder of the Company has, in accordance with the Ordinance and any rules prescribed by the Stock Exchange from time to time, consented to treat the publication of the relevant financial documents and/or the summary financial report by electronic means as discharging the Company's obligation under the Ordinance to send a copy of the relevant financial documents and/or the summary financial report, then subject to compliance with the publication and notification requirements of the Ordinance and any rules prescribed by the Stock Exchange from time to time, publication by the Company using electronic means of the relevant financial documents and/or the summary financial report at least twenty-one days before the date of the meeting shall, in relation to each such member or debenture holder of the Company, be deemed to discharge the Company's obligations under Article 163(b) above provided that any person who is otherwise entitled to the relevant financial documents and/or the summary financial report of the Company may, if he so requires, by notice in writing served on the Company, demand that the Company sends to him, a complete printed copy of the relevant financial documents and/or the summary financial report not previously requested by him.

(d) For the purpose of this Article, "relevant financial documents" and "summary financial report" shall have the meaning ascribed to them in the Ordinance.

Auditors

164. Auditors shall be appointed and their duties regulated in accordance with the provisions of the Companies Ordinance.

Auditors.

165. Subject as otherwise provided by the Ordinance, the remuneration of the Auditors shall be fixed by the Company in general meeting.

Remuneration of Auditors.

166. Every statement of accounts, audited by the Company's Auditors and presented by the Directors at an annual general meeting, shall after approval at such meeting, be conclusive except as regards any error discovered therein within three months of the approval thereof. Whenever any such error is discovered within that period, it shall forthwith be corrected, and the statement of accounts amended in respect of the error shall be conclusive.

When accounts to be deemed finally settled.

Notices

167A. Any notice or document (including any "corporate communication" within the meaning ascribed thereto under the Listing Rules), whether or not to be given or issued under the applicable laws, rules and regulations or these presents from the Company, may be served or delivered by the Company upon any member of, and any holder of debentures of, the Company and to any other person who is entitled to receive notices of general meetings of the Company under the provisions of the applicable laws, regulations or rules or of these presents:

Service of notices

(a) personally;

(b) by sending it through the post in a prepaid envelope or wrapper addressed to such person at his registered place of address;

(c) by advertisement in English in at least one English language newspaper and in Chinese in at least one Chinese language newspaper being in each case a newspaper published daily and circulating generally in Hong Kong and specified or permitted for this purpose by the applicable laws, rules and regulations, and for such period as the Directors shall think fit to the extent permitted by, and in accordance with the applicable laws, rules and regulations;

(d) by sending or transmitting it as an electronic communication to such person at any telex or facsimile transmission number or electronic number or electronic address or computer network or website supplied by him to

the Company for the giving of notice or document from the Company to him to the extent permitted by, and in accordance with, the applicable laws, rules and regulations;

(e) by publishing it on the Company's computer network and giving to such person a notice in accordance with the applicable laws, rules and regulations stating that the notice or other document is available there (a "Notice of Availability") to the extent permitted by, and in accordance with, the applicable laws, rules and regulations. The Notice of Availability may be given to such person by any of the means set out in Articles 167A(a), 167A(b), 167A(c), 167A (d) or 167A(f); or

(f) by sending or otherwise making available to such person through such means to the extent permitted by, and in accordance with, the other applicable laws, rules and regulations.

Notice to joint holders.

167B. All notices or other documents with respect to shares standing in the names of joint holders shall be served on or delivered to whichever of such persons is named first in the register of members and any notice or document so served or delivered shall be deemed a sufficient service on or delivery to all the holders of such shares.

Members out of Hong Kong.

168. A member shall be entitled to have notice served on him at any address within Hong Kong or by any electronic means in compliance with these Articles, legislation and the Listing Rules and any applicable law, rules or regulations. A member who does not notify the Company of an address in Hong Kong may notify the Company of an address outside Hong Kong and the Company may serve notices on him at such overseas address. In the absence of notification by a member of an address in Hong Kong or overseas for the purpose of service of notice, such member shall be deemed to have received any notice which shall have been displayed at the registered office of the Company and shall have remained there for the space of twenty-four hours and such notice shall be deemed to have been received by such member on the day following that on which it shall have been first so displayed or by sending it through the post in a prepaid envelope addressed to such member at any other address supplied by him to the Company for the purpose or, as the case may be, by transmitting it to any such address or transmitting it to any telex or facsimile transmission number supplied by him to the Company for the giving of any notice to him or which to person tranmitting the notice reasonably and bona fide believes at the relevant time will result in the notice being duly received by the member.

169A. Any notice or other document (including any "corporate communication" within the meaning ascribed thereto under the Listing Rules) given or issued by or on behalf of the Company:

Notice deemed to have been served.

(a) if served or delivered by post, shall be deemed to have been served or delivered on the day following that on which the envelope or wrapper containing the same is posted, and, in proving such service or delivery, it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly prepaid (and in the case of an address outside Hong Kong where airmail service can be extended thereto airmail postage prepaid), addressed and put into the post. A certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board, that the envelope or wrapper containing the notice or other document was so prepaid, addressed and put into the post shall be conclusive evidence thereof;

(b) if sent or transmitted as an electronic communication in accordance with Article 167A(d) or through such means in accordance with Article 167A(f), shall be deemed to have been served or delivered at the time of the relevant despatch or transmission. A notice or document published on the Company's computer network in accordance with Article 167A(e) shall be deemed to have been served or delivered on the day following that on which a Notice of Availability is sent to the entitled person. In proving such service or delivery, a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board as to the fact and time of such service, delivery, despatch, transmission or publication shall be conclusive evidence thereof;

(c) if served or delivered in person, shall be deemed to have been served or delivered at the time of personal service or delivery, and in proving such service or delivery, a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board that the notice or document was so served or delivered shall be conclusive evidence thereof; and

(d) if served by advertisement in newspapers in accordance with Article 167A(c), shall be deemed to have been served on the day on which such notice or document is first published.

169B. Where a person has in accordance with the Ordinance and other applicable laws, rules and regulations consented to receive notices and other documents (including any "corporate communication" within the meaning ascribed thereto under the Listing Rules) from the Company in the English language only or the Chinese language only but not both, it shall be sufficient for the Company to serve on or deliver to him any notice or document in such language only in accordance with these presents unless and until there is a notice of revocation or amendment of such consent given or deemed to have been given by such person to the Company in accordance with the Ordinance and other applicable laws, rules and regulations which shall have effect in respect of any notice or document to be served on or delivered to such person subsequent to the giving of such notice of revocation or amendment.

Choice of language.

170. A notice or document may be given by the Company to the person or persons entitled to a share in consequence of the death, mental disorder or bankruptcy of a member in the manner set out in Articles 167A and 167B in which the same might have been given if the death, mental disorder or bankruptcy had not occurred.

Service of notice to persons entitled on death, mental disorder or bankruptcy of a member.

171. Any person who by operation of law, transfer or other means whatsoever shall become entitled to any share shall be bound by every notice in respect of such share which previously to his name and address being entered on the register shall be duly given to the person from whom he derives his title to such share.

Transferee to the bound by prior notices.

172. Any notice or document delivered or sent by post or left at the registered address of any member or made available by electronic means in compliance with these Articles, legislation and the Listing Rules and any applicable law, rules or regulations shall, notwithstanding that such member be then deceased and whether or not the Company has notice of his decease, be deemed to have been duly served in respect of any registered shares whether held solely or jointly with other persons by such member until some other person be registered in his stead as the holder or joint holder thereof, and such service shall for all purposes of these presents be deemed a sufficient service of such notice or document on his personal representatives and all persons (if any) jointly interested with him in any such shares.

Notice valid though Member deceased.

173. The signature to any notice to be given by the Company may be written or printed by means of facsimile or where relevant, by Electronic Signature.

How notice to be signed.

Information

174. No member (not being a Director) shall be entitled to require discovery of or any information respecting any detail of the

Member not entitled to secret information.

Company's trading or any matter which is or may be in the nature of a trade secret, mystery of trade or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Directors it will be inexpedient in the interests of the members of the Company to communicate to the public.

Documents

Authentication of documents.

175. *(a)* Any Director or the Secretary or any person appointed by the Directors for the purpose shall have power to authenticate any documents affecting the constitution of the Company and any resolutions passed by the Company or the Directors or any committee of Directors and any books, records, documents and accounts, relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts, and, where any books, records, documents and accounts are elsewhere than at the Registered Office, the local manager or other officer of the Company having the custody thereof shall be deemed to be a person appointed by the Directors as aforesaid. A document purporting to be a copy of a resolution, or an extract from the minutes of a meeting, of the Company or of the Directors or any committee of Directors which is certified as aforesaid shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed or, as the case may be, that such minutes or extract is a true and accurate record of proceedings at a duly constituted meeting.

Destruction of documents.

(b) *(i)* The Company shall be entitled to destroy the following documents at the following times:-

(aa) registered instruments of transfer: at any time after the expiration of seven years from the date of registration thereof;

(bb) allotment letters: at any time after the expiration of seven years from the date of issue thereof;

(cc) copies of powers of attorney, grants of probate and letters of administration: at any time after the expiration of two years after the account to which the relevant power of attorney, grant of probate or letters of administration related has been closed;

(dd) dividend mandates and notifications of change of address: at any time after the expiration of two years from the date of recording thereof; and

(ee) cancelled share certificates: at any time after the expiration of one year from the date of the cancellation thereof.

(ii) It shall conclusively be presumed in favour of the Company:-

(aa) that every entry in the register purporting to be made on the basis of any such documents so destroyed was duly and properly made; and

(bb) that every such document so destroyed was valid and effective and had been duly and properly registered, cancelled, or recorded in the books or records of the Company, as the case may be.

(iii) *(aa)* The provisions aforesaid shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties thereto) to which the document might be relevant;

(bb) Nothing herein contained shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any other circumstances which would not attach to the Company in the absence of this Article;

(cc) References herein to the destruction of any document include references to the disposal thereof in any manner.

Winding Up

Division of assets in liquidation.

176. If the Company shall be wound up (whether the liquidation is voluntary, under supervision or by the court) the liquidator may with the authority of a special resolution, divide among the members in specie or kind the whole or any part of the assets of the Company and whether or not the assets shall consist of property of one kind or shall consist of properties of different kinds, and may for such purpose set such value as he deems fair upon any one or more class or classes of property and may determine how such division shall be carried out as between the members

or different classes of members. The liquidator may, with the like authority, vest any part of the assets in trustees upon such trusts for the benefit of members as the liquidator with the like authority shall think fit, and the liquidation of the Company may be closed and the Company dissolved, but so that no contributory shall be compelled to accept any shares or other assets in respect of which there is a liability.

Service of process.

177. In the event of a winding-up of the Company in Hong Kong, every member of the Company who is not for the time being in Hong Kong shall be bound, within fourteen days after the passing of an effective resolution to wind up the Company voluntarily, or the making of an order for the winding-up of the Company, to serve notice in writing on the Company appointing some person resident in Hong Kong and stating that person's full name, address and occupation upon whom all summonses, notices, process, orders and judgments in relation to or under the winding-up of the Company may be served, and in default of such nomination the liquidator of the Company shall be at liberty on behalf of such member to appoint some such person, and service upon any such appointee, whether appointed by the member or the liquidator, shall be deemed to be good personal service on such member for all purposes, and, where the liquidator makes any such appointment, he shall with all convenient speed give notice thereof to such member by advertisement in an English language newspaper in English and a Chinese language newspaper in Chinese as he shall deem appropriate or by a registered letter sent through the post and addressed to such member at his address as mentioned in the register, and such notice shall be deemed to be served on the day following that on which the advertisement appears or the letter is posted.

Indemnity

Indemnity.

178. *(a)* Every Director, manager, Secretary or other officer and every Auditor of the Company shall be entitled to be indemnified out of the assets of the Company against all losses or liabilities (including any such liability as is mentioned in Section 165(2) of the Ordinance) which he may sustain or incur in or about the execution of the duties of his office or otherwise in relation thereto, and no Director, manager, Secretary or other officer or Auditor shall be liable for any loss, damage or misfortune which may happen to or be incurred by the Company in the execution of the duties of his office or in relation thereto. But this Article shall only have effect in so far as its provisions are not avoided by the said Section.

(b) Subject to the provisions of and so far as may be permitted by the Ordinance, if any Director or other person shall become personally liable for the payment of any sum primarily due from the Company, the Board may execute or cause to be executed any mortgage, charge, or security over or affecting the whole or any part of the assets of

the Company by way of indemnity to secure the Director or person so becoming liable as aforesaid from any loss in respect of such liability.

(c) Subject to the provisions of and so far as may be permitted by the Ordinance, the Company may purchase and maintain for any officer of the Company:

(i) insurance against any liability to the Company, a related company or any other party in respect of any negligence, default, breach of duty or breach of trust (save for fraud) of which he may be guilty in relation to the Company or a related company; and

(ii) insurance against any liability incurred by him in defending any proceedings, whether civil or criminal, taken against him for any negligence, default, breach of duty or breach of trust (including fraud) of which he may be guilty in relation to the Company or a related company.

In this Article 178(c), "related company" in relation to the Company means any company that is the Company's subsidiary or holding company or a subsidiary of the Company's holding company.

Names, Addresses and Descriptions of Subscribers
(Sd.) Mr LIU XUE FEI Room 2404 115-119 Queen's Road West Hong Kong Merchant (Sd.) Mr WONG SHEUNG KWONG Room 2404 115-119 Queen's Road West Hong Kong Merchant

Dated the 25th day of February 1982.

WITNESS to the above signatures:

(Sd.) Ambrose Wing Sum CHEUNG
Solicitor
Hong Kong.